As confidentially submitted to the Securities and Exchange Commission on December 16, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IVANHOE ELECTRIC INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	1000 (Primary Standard Industrial Classification Code Number)	32-0633823 (I.R.S. Employer Identification Number)
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada
(604) 689-8765
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Taylor Melvin
Chief Executive
Officer and President
Ivanhoe Electric Inc.
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada
(604) 689-8765
Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
(302) 636-5401
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Danielle Carbone James A. Mercadante Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 541-5400	Quentin Markin Stikeman Elliott LLP 666 Burrard Street, Suite 1700 Vancouver, British Columbia V6C 2X8 Canada (604) 631-1300
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large and accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED         , 2022
PRELIMINARY PROSPECTUS
29,335,389 SHARES
IVANHOE ELECTRIC INC.
Common Stock
This prospectus relates to the offer and resale, from time to time, by the selling stockholders named under the heading “Selling Stockholders” in this prospectus, and their donees, pledgees, transferees or other successors-in-interest (the “selling stockholders”), of up to 29.335,389 shares of our common stock, par value $0.0001 per share (the “common stock”), of Ivanhoe Electric, Inc. (the “Company”) held by the selling stockholders (the “Shares”). We are registering the offer and sale of the Shares held by the selling stockholders to satisfy the registration rights we granted to them pursuant to certain agreements with us.
We will not receive any proceeds from the sales of the Shares by the selling stockholders.
Our registration of the Shares covered by this prospectus does not mean that the selling stockholders will offer or sell any of such shares of common stock. The selling stockholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may sell the Shares covered by this prospectus through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may also sell the Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section of this prospectus titled “Plan of Distribution.”
Any shares of common stock subject to resale hereunder will have been issued by us and acquired by the selling stockholders prior to any sale of such shares pursuant to this prospectus.
We will bear all costs, expenses and fees in connection with the registration of the Shares. The selling stockholders will bear all discounts, concessions, commissions and similar selling expenses, if any, attributable to their respective sales of the Shares.
Our common stock is listed on the NYSE American LLC (“NYSE American”) under the symbol “IE” and on the Toronto Stock Exchange (“TSX”), also under the symbol “IE.” The last reported sale price of our common stock on the NYSE American on           , 2022 was $       per share.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and therefore will be subject to reduced reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is          , 2022.

iii

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (“SEC”) pursuant to which the selling stockholders may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. We will not receive any proceeds from the sale by the selling stockholders of the securities offered by them described in this prospectus.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find More Information.”
You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus that we may authorize to be delivered or made available to you. Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by us or on our behalf or in any document that may be incorporated by reference into this prospectus. Neither we nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any document incorporated by reference is current only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since such date.
The term “selling stockholders” refers, collectively, to the selling stockholders named under the heading “Selling Stockholders” in this prospectus and their donees, pledgees, transferees or other successors-in-interest.
We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.
MARKET AND INDUSTRY DATA AND FORECASTS
This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the selling stockholders have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.
NOTICE REGARDING MINERAL DISCLOSURE
The technical report summaries for our material projects, the Santa Cruz Project (“Santa Cruz”) and the Tintic Project (“Tintic”), have been prepared in accordance with subpart 1300 of Regulation S-K — Disclosure by Registrants Engaged in Mining Operations, which governs disclosure for mining registrants
iv

(“S-K 1300”). The S-K 1300 technical reports for our material projects are included as Exhibits 96.1 and 96.2 to the registration statement of which this prospectus forms a part.
“Inferred Mineral Resources” are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
For the meanings of certain technical terms used in this prospectus, see “Glossary of Technical Terms.”
TRADEMARKS
This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but in the case of our trademarks and trade names or those of our licensors, such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.
v

PROSPECTUS SUMMARY
This summary highlights the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated and combined carve-out financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, “Ivanhoe Electric”, the “Company”, “we”, “us”, and “our” refer to Ivanhoe Electric Inc. and its subsidiaries. We account for our business in three business segments — critical metals, data processing, and energy storage.
As used herein, references to the “Santa Cruz Technical Report” is to the Technical Report “Summary on the Santa Cruz Project, Arizona, U.S.A.”, prepared by Nordmin Engineering Ltd (“Nordmin”), with an effective date of June 7, 2022, which was prepared in accordance with the requirements of S-K 1300. The Santa Cruz Technical Report is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.
As used herein, references to the “Tintic Technical Report” is to the “SEC Technical Report Summary, Exploration Results Report, Tintic Project Utah, U.S.A.”, prepared by SRK Consulting (U.S.) Inc. (“SRK”), with an effective date of May 5,2021, which was prepared in accordance with the requirements of S-K. The Tintic Technical Report is filed as Exhibit 96.2 to the registration statement of which this prospectus forms a part.
Our Company
We are a United States domiciled minerals exploration and development company with a focus on developing mines from mineral deposits principally located in the United States in order to support American supply chain independence and to deliver the critical metals necessary for electrification of the economy. We believe the United States is significantly underexplored and has the potential to yield major new discoveries of these metals.
We are committed to the sustainable development of our projects by embedding environmental, social, and governance (“ESG”) criteria in our decision-making framework from the earliest stages of project exploration and development. We are committed to building upon our team’s strong ESG track record, including at Ivanhoe Mines Ltd. (“Ivanhoe Mines”), founded by Robert Friedland, our founder and Executive Chairman, leveraging best practices and seeking to establish Ivanhoe Electric as an ESG leader in the mining sector. Key considerations that will influence our decision making include, but are not limited to, using clean and renewable energy in our future mining operations, optimizing and minimizing our water resource utilization, minimizing our environmental footprint, ensuring workforce diversity and hiring from local communities, health, safety and environmental (“HSE”) performance as well as cultural heritage and biodiversity protection. Most importantly, our products also play a critical ESG role by enabling the clean energy transition.
Material and Key Mineral Projects
Our two material mineral projects are located in the United States and are known as the Santa Cruz Copper Project (“Santa Cruz”) in Arizona and the Tintic Copper-Gold Project (“Tintic”) in Utah. Santa Cruz is situated in a prolific mining region that hosts some of the largest copper mines in the United States. Tintic was a historically significant silver producing district, as well as a copper and gold district, that we believe has the potential to host a world-class porphyry copper-gold deposit. We have the option to acquire 100% of the mineral rights constituting the Santa Cruz and Tintic projects.
Our other key mineral projects are the Hog Heaven Silver-Gold-Copper Project (“Hog Heaven”), located in Montana, and the Sama Nickel-Copper-Palladium Project (the “Ivory Coast Project”), located in the Ivory Coast, in which we have both direct and indirect interests.
See “Business Overview — Material and Key Mineral Projects”

Material and Key Mineral Projects

Hog Heaven
MT
Tintic
Cu-Au-Ag
UT
AZ
Santa Cruz
Cu
Ivory
Coast
Cote D'Ivoire
Material Project
Key Project

Typhoon™ and Computational Geosciences
In addition to our portfolio of material and key mineral projects, we own patents to an exploration technology known as Typhoon™. When we reference “our” Typhoon™ technology, we mean the technology that is owned by our subsidiary Geo27,Inc. (“Geo27”). We are also the exclusive worldwide licensee of certain technology from I-Pulse Inc. (“I-Pulse”) for use in geological surveys for mineral exploration. I-Pulse is the parent of our predecessor company, High Power Exploration Inc. (“HPX”). We also control a data inversion business, Computational Geosciences Inc. (“CGI”). CGI was founded in 2010 to commercialize innovative technology developed at the University of British Columbia, Canada to improve and enhance mineral exploration.
Typhoon™ technology allows us to cost effectively and efficiently evaluate large-scale mineral deposits up to depths of one and a half kilometers or more. The CGI technology consists of sophisticated codes to process geophysical data and build 3D subsurface images that could indicate the presence of various metals and minerals.
Typhoon™ can and has been used to successfully accelerate and de-risk the exploration process, enabling a higher frequency of resource discovery and lowering costs. Typhoon™ has proven to be an important exploration tool during its deployment at Santa Cruz and Tintic. In July 2022, we completed a 26.5 km2 (6,500-acre) Typhoon™ 3D induced polarization and resistivity geophysical survey at Santa Cruz which identified multiple large-scale anomalies, which may indicate potential to expand the currently known copper oxide and sulfide mineralization at Santa Cruz. On November 8, 2022 we announced the discovery of the East Ridge oxide copper zone at Santa Cruz, which was one of the anomalies identified by Typhoon™ and on which we conducted exploration drilling following the survey. On November 29, 2022, we announced the discovery of a new mineralized zone called the Far Southwest Anomaly which was drill tested below 1,000 meters of overlying basin-fill gravel and conglomerates. Typhoon™ has also been utilized at many of our other projects. Current and historical deployment of Typhoon™ by us, HPX and third party clients is shown on the map below.
Current and Historical Deployment of Typhoon™

MONGOLIA
Oyu Tolgoi
Turquoise Hill / Cu, Au
Bayan Tal
IBEX / Cu
Xintai
China Gold / Cu, Au
CHINA
Unity
IVNE / Cu, Au
Tintic
IVNE / Cu, Au
Lincoln
IVNE / Cu, Au
Diffenbaugh
IPulse / Water
Bitter Creek
IVNE / Cu, Au
Santa Cruz
IVNE / Cu, Au
Carolina
IVNE / Au
San Matias / Alacran
Cordoba / Cu, Au, Ag
Samapleu
Sama Resources / Ni, Cu
Pinaya
Kaizen / Au
Ebende
Kaizen / Ni, Cu
Blok 4
Antofagasta / Cu
Cisne Pichaco
Teck / Cu
Conico
SQM / Cu
Kopermyn
IBML / Cu
AUSTRALIA
Trundle
Clancy / Cu, Au
Bundi
Apollo / Cu, Au
Fairholme
Clancy / Cu, Au
Blayney
Straits / Cu, Au
Typhoon™ deployment
Ivanhoe Electric
Typhoon deployment
3rd party
Zeus™ (Typhoon predecessor)
deployment

See “Business — Typhoon™ and Computational Geosciences”.
VRB Energy
VRB Energy Inc. (“VRB”) is primarily engaged in the design, manufacture, installation, and operation of large-scale energy storage systems. VRB’s major product is a Vanadium Redox Battery Electrochemical Storage System (“VRB-ESS®”).
Vanadium redox batteries are a type of rechargeable flow battery that employs vanadium ions as the charge carriers. We believe they are safe, scalable and have the lowest lifecycle cost of energy compared to other types of batteries, making them ideal for grid-scale energy storage. VRB’s goal is to deliver the best technology at the lowest cost to large-scale utility energy storage projects around the globe. VRB has over 500 megawatt-hours (“MWh”) of energy storage capacity installed or in development, and has completed over one million hours of testing and operation. Ongoing research and development and project experience have allowed VRB to produce larger, more cost-effective and efficient systems in each successive battery generation. VRB intends to produce VRB-ESS® using vanadium recycled from petroleum waste. In July 2021, BCPG Public Company Limited (“BCPG”), one of Asia-Pacific’s largest renewable energy companies, invested $24 million in convertible bonds issued by VRB. As of September 30, 2022, we owned approximately 90% of the outstanding shares of VRB.
See “Business — VRB Energy”.

Key Investment Highlights
Portfolio of highly prospective mineral projects, predominantly focused on copper and other metals needed for the clean energy transition, assembled by Robert Friedland and his team over the past decade
Our two material mineral projects are Santa Cruz and Tintic, situated in the high-quality copper producing jurisdictions of Arizona and Utah, respectively. According to the Fraser Institute’s Annual Survey of Mining Companies, Utah and Arizona rank as some of the most attractive copper mining investment jurisdictions compared to other major copper mining jurisdictions around the world.
Arizona and Utah’s Jurisdiction Quality (out of 100)

Source: Fraser Institute 2021 Policy Perception Index
Santa Cruz
Santa Cruz is located in a prolific mining district in Arizona, with numerous major copper mines in close proximity. The Santa Cruz project is situated in the Santa Cruz — Miami structural corridor which we estimate to contain approximately 35% of all known copper resources in Arizona. Since 1980, Arizona has produced over 35 million metric tonnes (“Mt”) of copper, which is approximately 65% of total United States production.
The mineralization at our Santa Cruz project was discovered in the 1970s, but was largely undeveloped due to market conditions as well as fragmented title and ownership. After more than seven years of negotiations, we acquired an option to acquire 100% of the mineral rights constituting Santa Cruz and entered into agreements to acquire further surface rights and mineral titles. In order to acquire the principal mineral titles under option from their owner, we will be required to spend an aggregate of $27,870,500 in cash or shares of our common stock at the election of the owner by August 16, 2024. As of September 30, 2022, we had made cash payments totaling $11,620,500 under the option. See “Business — Material and Key Mineral Projects — Santa Cruz Project, Arizona, USA”.
The Santa Cruz Project is located between the towns of Casa Grande and Stanfield in Arizona, approximately a one-hour drive south of Phoenix. The Santa Cruz Project encompasses approximately 47.3 km2 of land.

Santa Cruz Location Relative to Other Major Copper Mines

ARIZONA
Santa Cruz – Miami structural corridor
100 mile radius
Santa Cruz
Ivanhoe ELECTRIC
Flagstaff
Phoenix
Chandler
Casa Grande
Tucson
Bagdad
Kay
Resolution
Van Dyke
Globe
Miami
Pinto Valley
Cact us
Florence
Morenci
Sanchez
Safford
Oracle Ridge
Ajo
Silver Bell
Sierrita
Rosemont
Gunnison
MEXICO
40
17
10
8
19
Mines / Minerals Projects
Cities
Highways

Santa Cruz Mineral Resource Estimate(1)
(Santa Cruz Deposit 2021, 0.39% Total Cu cut-off grade), December 8, 2021
Domain	Classification	Tonnes	Total Cu %	Total Soluble Cu %(2)	Total Cu Tonnes	Acid Soluble Cu Tonnes
Total	Indicated	274,000,000	0.93	0.25	2,539,000	684,000
Total	Inferred	248,754,000	0.91	0.44	2,255,000	1,085,000

(1)
The Mineral Resources in this estimate were independently prepared by Nordmin, and were prepared and classified in accordance with the definitions for Mineral Resources in S-K 1300. The Mineral Resources have an effective date of December 8, 2021. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues are known that may affect this estimate of Mineral Resources. Verification included multiple site visits to inspect drilling, logging, density measurement procedures and sampling procedures, and a review of the control sample results used to assess laboratory assay quality. In addition, a random selection of the drill hole database results was compared with original records. The Mineral Resources in this estimate for the Santa Cruz deposit used Datamine Studio RM™ software to create the block models. Underground Mineral Resources are reported at a CoG of 0.39% Total Cu, which is based upon a Cu price of US$3.70/lb and a Cu recovery factor of 80%. SG was applied using weighted averages by lithology. All figures are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. Excludes unclassified mineralization located along edges of the Santa Cruz deposit where drill density is poor. Report from within a mineralization envelope accounting for mineral continuity.

(2)
Acid soluble Cu and cyanide soluble Cu are not reported for the Primary Domain.

Based on this resource estimate, we believe that Santa Cruz is currently the second largest undeveloped copper deposit, by tonnes, contained in the lower 48 states in the United States with what we believe to be considerable potential to significantly expand the resources. Drilling is ongoing and will continue into 2023. Currently, the Santa Cruz drill program consists of six diamond drill rigs. Drill cores are being processed at laboratories in Arizona and Vancouver. Drilling results will be incorporated into the updated Mineral Resource Estimate for the Santa Cruz Copper Project which is expected in January 2023.

Santa Cruz Project vs. Select Large-Scale United States Projects — Contained Copper (Mt Cu)
One key feature of the Santa Cruz Project is the amount of metal at higher grade cut-offs. For example, the resource contains 1.40 Mt Cu in the Indicated category, and 1.38 Mt Cu in the Inferred category when using a 1% cut-off grade. This higher grade material tends to be in the soluble categories, potentially allowing for lower cost, lower energy usage, and lower water-consuming processing methods. One development option is to integrate this large, high-grade, soluble copper resource with renewable energy power sources, such as solar power, to develop a modern, low footprint, sustainable copper-producing industrial complex. We also intend to evaluate opportunities to utilize VRB-ESS® onsite for potential storage of sustainably generated power.
Tintic
The Tintic exploration area covers approximately 65 km2 of patented claims and unpatented claims and an additional 75 km2 of state leases and prospecting permits consolidated into a contiguous land package. The location of the Tintic Project benefits from supportive infrastructure and access to a skilled workforce. The Tintic Project is located near the City of Eureka, approximately 95 km south of Salt Lake City, and can be accessed from Highway US6, approximately 30 km west of the Interstate 15 junction. It is conveniently crossed by many historical mine roads and railroad grades, which provide access to most of the property.
The Tintic Mining District (the “Tintic District”) was the third-largest silver mining district in the United States based on past production, remaining resources, and past production plus remaining resources. The Tintic District produced significant amounts of copper and gold from multiple operating mines from 1871 through to 1983, with activity peaking in the 1920s. Total historical production from the Main and Southwest Tintic District is estimated at 2.18 Moz gold, 209 Moz silver, 116 kt copper, 589 kt lead and 63 kt zinc, from both surface and underground sources.
With significant mining activity in the Tintic District concluding in 1983, companies owned by Mr. Spenst Hansen were able to consolidate a significant package of historic mining claims with supporting production and drill data. Mr. Hansen is the principal vendor of Tintic-related mining claims to Ivanhoe Electric.
We have entered into purchase and sale agreements with five different vendor groups owning mineral titles at the Tintic Project. Under these purchase agreements, payment of the purchase price is deferred and no title will transfer until the purchase price has been paid in full. Until such time, the mineral titles are held with a third party escrow agent. We are required to pay a total of $30,800,000 to acquire all of these titles with all payments to be made by the end of 2023. As of September 30, 2022, we had paid a total of $25,512,500 and have a total of $5,287,500 remaining to pay by the end of 2023.
Over a two-year period following the first acquisition of these mining claims, we scanned over 8,700 maps and digitized over 500 maps to construct a comprehensive geological model to enhance our Tintic exploration program.

Tintic Historic and Target Model
The Tintic District lies 60 km south of Rio Tinto’s Bingham Canyon porphyry copper-gold mine, which has been in operation since 1906 and has produced over 19 million tonnes of copper and 28 million ounces of gold, making it one of the most productive copper-gold mines in the world. The intrusive complex at Tintic is similar in age to the Bingham Canyon porphyry deposit. Mineralization at Tintic is hosted in the same Paleozoic sedimentary host rocks as Bingham, and the east-west trending intrusive belt in which Tintic occurs is parallel to, and coeval with, the Bingham-Uinta intrusive belt. The close similarities in geological setting between Tintic and Bingham Canyon highlight what we believe is the porphyry potential at Tintic.
We believe the 72 km2 Typhoon™ survey that we conducted at Tintic in 2018 and 2019 is one of the largest 3D Induced Polarization (“IP”) survey ever completed. The survey identified three porphyry copper targets (Rabbits’ Foot, Sunbeam and Deep Mammoth), which appear to us to be of similar scale to the mineralized porphyry at the Bingham Canyon mine. These targets are permitted for drilling in 2022 and 2023 through our subsidiary, Tintic Copper and Gold Inc., which holds 100% of these permits.
In addition to testing the porphyry targets, we intend to undertake further drilling at Tintic to extend historically mined deposits beyond their known limits. Historical miners ceased mining once they encountered the water table due to a lack of pumping technology available at the time. We believe that mineralization continues to depth below the water table and that significant potential exists to discover additional mineralized material. As a preliminary step, in September 2022, we re-sampled six sections from historic drill holes. The presence of enargite and pyrite in three of these holes immediately below both the Mammoth “pipe” and water table indicates a continuation of the oxidized high sulfidation mineralization mined historically into unoxidized sulfide-rich mineralization. The appearance of chalcocite in one hole shows potential for hypogene copper replacing pyrite at higher temperatures within replacement-style mineralization and may reflect increasing proximity to the source porphyry copper system. Drilling commenced in late November 2022 to test porphyry targets and will continue into 2023.
Focused on discovering, identifying, and developing mineral projects in the United States in order to better secure domestic access to the metals needed for the clean energy transition
We search globally for potential world-class mineral deposits of critical metals, with a predominant focus on exploration and development of these assets within the United States. We have assembled a portfolio of highly prospective assets, headlined by our two material mineral projects, Santa Cruz in Arizona and Tintic in Utah.
Access to critical metals from domestic sources has become a strategic focus to enhance United States supply chain security. As global demand for critical metals strengthens, we believe securing additional sources of supply for these commodities will grow in importance for the United States.

Proprietary cutting-edge Typhoon™ hardware and CGI software de-risk mineral project exploration by lowering costs and increasing the depth, breadth and accuracy of surveys
Typhoon™ is the brand name for our proprietary electrical geophysical surveying transmitter, which can detect the presence of sulfide minerals containing copper, nickel, gold and silver, as well as water and oil (although the Company does not hold any rights to water and oil exploration, as I-Pulse holds an exclusive Typhoon™ license for those commodities). The technology was developed by I-Pulse to unlock exploration in areas where potential deposits are hidden by cover, where target depths exceed the range of conventional geophysical surveying systems, or where the scale and topography of an exploration target area prevents efficient and cost-effective conventional work. Typhoon™ allows us to potentially discover deposits otherwise thought to be undetectable through conventional survey methods and technology.
Typhoon™ in Resource Exploration
We believe the following specifications differentiate Typhoon™ from conventional geophysical systems:
•
high current that is adjustable according to the depth and scale of the exploration target;

•
high voltages that are also adjustable to overcome near-surface resistance;

•
the ability to transmit both electromagnetic and direct current signals;

•
extremely clean signal, which yields a high signal to noise ratio in recorded data;

•
the ability to synchronize with multiple types of data receivers, so that the user can choose the receiver system most appropriate for the exploration environment; and

•
three deployment configurations, from a large containerized system to a smaller lightweight system that is helicopter portable.

We currently have three Typhoon™ units, which allow us to evaluate multiple prospects at any given time. We have ordered the construction of six additional Typhoon™ machines and anticipate that the first will be delivered in approximately 12 months.
The data processing and artificial intelligence software developed by our subsidiary CGI complements our Typhoon™ technology and represents the only software product that can process the full spectrum of geophysical data produced by Typhoon™ efficiently.
Typhoon™ at Tintic
Typhoon™ completed a 72 km2 fully 3D IP survey of Tintic, with effective penetration depths averaging over 1.5 km. Three porphyry copper-gold targets have been discovered and are permitted for drilling in 2022 and 2023 through our subsidiary, Tintic Copper & Gold Inc. (“TC&G”) which holds 100% of these permits as shown in the first image below. The second image below shows an east-west cross section from Mammoth to

Northern Spy that shows the Typhoon™ resistivity and chargeability features that define the Mammoth Porphyry target at depth in the heart of the Main Tintic District.
Typhoon™ at Santa Cruz
In July 2022, we completed a 26.5 km2 (6,500-acre) Typhoon™ 3D induced polarization and resistivity geophysical survey at the Santa Cruz Copper Project. The survey identified multiple large-scale anomalies, which may indicate the potential to expand the currently known copper oxide and sulfide mineralization at Santa Cruz. On November 8, 2022, we announced the discovery of the East Ridge oxide copper zone at the Santa Cruz Copper Project, which was one of the anomalies identified by Typhoon™ and on which we conducted exploration drilling following the survey.

Management track record of success: Robert Friedland-led management team has a compelling track record for discovery and development with an emphasis on ESG principles
Robert Friedland
Ivanhoe Electric was founded by Robert Friedland, a serial entrepreneurial explorer, technology innovator and company builder and our Executive Chairman. He has successfully developed a series of public and private companies which have been at the forefront of some of the world’s most notable mineral discoveries and mine developments including Fort Knox in Alaska, Voisey’s Bay in Canada, Oyu Tolgoi in Mongolia, Platreef in South Africa and Kamoa-Kakula in the Democratic Republic of Congo (“DRC”).
Mr. Friedland is currently the Executive Co-Chairman of Ivanhoe Mines, which operates the ultra-high-grade Kamoa-Kakula copper mine. As of January 31, 2020, Wood Mackenzie ranked Kamoa Kakula as the world’s fourth largest copper deposit based on its measurements of contained copper in the largest global deposits by total resources.
In 1994, Mr. Friedland founded Indochina Goldfields Ltd., now known as Turquoise Hill Resources Ltd. (“Turquoise Hill Resources”) which operates the Oyu Tolgoi mine in Mongolia. Based on estimates prepared by Turquoise Hill Resources, Oyu Tolgoi has the potential to operate for approximately 100 years from five known deposits.
Mr. Friedland and members of his team have discovered a number of other valuable projects prior to the creation of Ivanhoe Electric.
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Platreef Project:   This major greenfield discovery of platinum-group metals, nickel, copper and gold is located in South Africa and owned by Ivanhoe Mines. At its final projected production rate of 12 Mtpa, Platreef would be positioned among the largest primary nickel and platinum-group metals mines in the world.

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Voisey’s Bay:   Mr. Friedland was a co-founding principal of Diamond Fields Resources, which discovered Voisey’s Bay, a Canadian nickel deposit, in 1993. As Co-Chairman of Diamond Fields Resources, Mr. Friedland was in charge of financing and investor strategy and led the negotiations for the sale of the company to INCO Mining Corp. for C$4.3 billion in 1996.

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Fort Knox:   Fort Knox is an Alaskan gold deposit discovered by Mr. Friedland and his team in 1992 and subsequently sold to Amax Gold Inc. for $152 million. The asset is currently owned by Kinross Gold Corporation and has been in production since 1997.

Highly Experienced Executive Team
Mr. Friedland is supported by a team of experienced mining executives and geologists. The team has extensive experience in the mining sector, accumulated over several commodity cycles and at some of the largest mining companies globally, such as Rio Tinto Group (“Rio Tinto”), Freeport-McMoRan Inc. (“Freeport”), Anglo American plc (“Anglo American”) and Ivanhoe Mines.

Name	Title	Experience
Taylor Melvin	President and Chief Executive Officer	• Finance executive with over 20 years of experience in the natural resources sector as a senior corporate development professional and investment banker
• Formerly, Vice President, Corporate Development for Freeport and Executive Director in J.P. Morgan’s Natural Resources investment banking group
Eric Finlayson	Chief of Global Exploration	• Geologist with almost 40 years of global multi-commodity experience and extensive industry contacts
• Served as Senior Advisor, Business Development of HPX from 2013 until 2015, then President of HPX from 2015 until 2022
• Appointed as President of Ivanhoe Electric in 2020
• Previously, spent 24 years with Rio Tinto, including 5 years as Global Head of Exploration
• Led teams at Rio Tinto responsible for discovery of major copper, nickel, iron ore, bauxite and diamond deposits
Charles Forster	SVP, Exploration	• Professional geoscientist with more than 45 years of diversified mineral exploration in Canada, the United States, Sub-Saharan Africa, Portugal, China, and Mongolia
• Formerly, SVP Exploration at Oyu Tolgoi in Mongolia for Ivanhoe Mines
• Led a team of multi-national and Mongolian geologists in the discovery and delineation of the world-class Oyu Tolgoi copper-gold porphyry deposits
Mark Gibson	COO	• Professional geoscientist with more than 32 years of wide-ranging experience as a geoscientist and manager in the natural resources sector
• Joined HPX in 2011 as the founding CEO
• Held previous positions at Anglo American and founded a geophysical services company focused on managing seismic surveys Geologist with over 16 years of base and precious metals experience
Graham Boyd	SVP, U.S. Projects
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Held various senior roles at HPX and several Ivanhoe companies

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Worked with Ivanhoe Australia in 2008, where he was part of the discovery team for Merlin, the world’s highest-grade molybdenum-rhenium deposit

• A key contributor to delineation and resource development of the Mount Dore Cu, and Mt Elliott-SWAN Cu-Au deposits
Glen Kuntz	SVP, Mine Development
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Professional geologist and mining executive with over 30 years of experience in exploration, project development, open pit and underground mining operations and business development across a variety of commodities and mining types/methods

• Formerly director of exploration projects at Yamana Gold Inc. (“Yamana Gold”)
• Formerly President and CEO of Mega Precious Metals Inc., a successful junior exploration company, which was acquired by Yamana Gold
• Managed over 200 technical studies on various projects and mines around the world over the past 10 years

Name	Title	Experience
Jordan Neeser	Chief Financial Officer	• Finance executive with 18 years of experience in financial reporting, corporate development and corporate finance, primarily in the mining sector
• Formerly, CFO and Corporate Secretary of Gold Standard Ventures and CFO of Conifex Timber
Although Mr. Friedland and his management team have had multiple successful mineral discoveries in the past, such successes may not be replicated in the future at Ivanhoe Electric. As disclosed in more detail under “Risk Factors — We operate no mines, and the development of our mineral projects into mines is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine” and “Risk Factors — Mineral exploration activities have a high risk of failure and rarely result in finding Ore Bodies sufficient to develop a producing mine”, most exploration-stage mineral projects ultimately fail to be developed into economically viable deposits or mines.
Many of the members of our executive team have worked with Mr. Friedland for many years and have played an important role in the highly successful discoveries and mine developments illustrated on the map below.
Robert Friedland Led Discoveries
Longstanding Leadership Commitment to ESG Principles
The leadership team at Ivanhoe Electric has a proven track record of implementing ESG-focused policies and strategies pertaining to community engagement, diversity, safety, environmental standards and clean energy. This has been a focus of Robert Friedland from his work in other ventures, including at Ivanhoe Mines.
The Ivanhoe Electric management team has a similar commitment to ESG principles and expects to adopt much of the same philosophy and approach to ESG as it continues to develop the Company’s assets and ultimately begin production.
Robert Friedland generates project opportunities and a pipeline of projects that underpin our future growth potential
Over the past four decades, Mr. Friedland has established a highly successful track record of exploration and mine developments as well as a vast network of relationships in the global metals and mining sector. Both are key reasons why Mr. Friedland continues to attract exploration and mine development opportunities. He and the team at the Company are well placed to evaluate and pursue such opportunities.
Vanadium flow battery business rounds out electrification transition portfolio and provides growth opportunities in a rapidly growing end-user market
Growing needs for renewable energy sources are expected to drive the demand for longer-lasting, safe and reliable high-performance vanadium flow batteries. VRB’s core technology is VRB-ESS®, engineered for low-cost manufacturing, optimal performance, and long-life. While lithium-ion batteries are well suited to power consumer electronics and electric vehicles, their battery lifetime is limited and would have to be replaced periodically throughout a grid-scale project’s lifetime.
We believe VRB-ESS® can be charged and discharged over an almost unlimited number of cycles without wearing out, providing the lowest lifecycle cost of energy of any type of battery storage. In addition, VRB’s proprietary electrolyte formula contains no heavy metals and the liquid electrolyte is non-toxic, non-flammable and 100% reusable, making VRB-ESS® fundamentally superior to lithium-ion batteries for grid scale energy storage.
Vanadium pentoxide (“V2O5”) is a key input factor and cost driver of VRB-ESS®. As part of its strategic business plan, VRB has been working on vertically integrating into V2O5 production through recycling of vanadium-bearing waste products, principally produced by petroleum refineries. In 2020, VRB established a joint venture with Yang Xing Vanadium (“YX”) to operate a 1,800 tpa V2O5 plant in Vietnam, which agreement terminated in May 2022. This allowed VRB to secure an initial low-cost supply of V2O5 for battery production and realize revenues from the sale of a portion of the vanadium produced. VRB has approximately 1,200 tonnes of feedstock at YX and 44.2 tonnes of semi-finished product with YX which may be processed at the site should production recommence with YX or another processor.
VRB-ESS® System Overview
Industry Overview
Energy Transition and Demand for Copper
Driven by the demands of consumers, corporations, governments, investors and regulatory agencies, there is a global shift and increasing momentum away from fossil fuel-based systems of energy production to renewable energy sources in order to reduce global greenhouse gas emissions.
According to Bloomberg NEF’s “Global Copper Outlook — 2022-2040”, October 11, 2022 (the “October Copper Outlook Report”), the green energy transition is the key driver for future copper demand. Bloomberg NEF sees significant demand growth for this critical metal, increasing by 58% from 2022 to 2040, to 40 million tonnes.

Supply
Bloomberg NEF projects a copper mine supply deficit of over 20 million tonnes by 2040, driven by a lack of near-term, large-scale permitted copper projects and growing demand.
Bloomberg NEF’s best-case scenario, the “Best primary supply forecast scenario”, forecasts that mined copper production will need to increase by 1 million tonnes annually to keep up with growing demand and grade declines at existing copper operations. The long lead times associated with new mine development contributes to the challenging outlook for copper supply growth.
Estimated Long-Term Copper Supply and Demand

Source: The October Copper Outlook Report.
Markets
Copper trades on global metals exchanges, such as the London Metal Exchange (“LME”) and COMEX (a division of the Chicago Mercantile Exchange). Most copper is produced in either coper cathode or copper concentrate. Copper cathodes are sheets made of 99.99% pure copper. Copper concentrates are powder containing 25-40% copper metal and sold to smelters or refiners that refine the concentrate into saleable products. Concentrates are often transported across the globe from miners to countries with smelting capacity that can refine the concentrate into cathode.
Copper prices have increased from a COVID-19 pandemic low of $2.12/lb on March 23, 2020, reaching a high of $4.93/lb in March 2022. The price of copper was $3.81/lb as at December 1, 2022. Copper prices are volatile and are affected by a number of factors. Copper prices are seen as a proxy for global economic activity and more recently have been influenced by prospects for new demand supporting a global transition to clean energy and enhanced electrification.

December 2002 — December 2022 Copper Price (US$/lb)

Source: Copper prices from HG1 Commodity Quote reported by Bloomberg.
The following chart shows the comparative return of investment in copper versus certain other investments.
	1-Year as of December 1, 2021	5-Year as of December 1, 2017	10-Year as of December 1, 2012
Copper	(10.2)%	24.4%	5.1%
Gold	1.1%	40.8%	5.3%
Silver	1.5%	38.9%	(31.8)%
Nickel	37.1%	144.7%	56.1%
Oil	23.9%	39.2%	(8.6)%
S&P 500	(9.7)%	54.3%	187.9%
FTSE 100 Index	5.4%	3.5%	28.8%
Nikkei Index	1.0%	23.7%	198.8%
MSCI World Index	(11.2)%	32.5%	108.4%

Source: As reported by Bloomberg, Copper prices from HG1 Commodity Quote, Gold prices from GC1 Commodity Quote, Silver prices from SI1 Commodity Quote, Nickel prices from LN1 Commodity Quote, Oil prices from CL1 Commodity Quote.
Global Energy Storage Market
With the global push for carbon neutrality in electricity generation, large-scale energy storage has been, and will become, an increasingly important factor in the world’s ability to produce electricity without emissions. By their very nature, renewable sources of energy are dependent on variable natural sources, and are often not able to generate consistent and sustained power to match demand requirements, meaning that energy storage is necessary for a stable and consistent power grid system. As such, the worldwide energy storage market is expected to grow significantly, and it is expected that utility-scale installations will dominate the energy storage market.

Global Cumulative Energy Storage Capacity

Source: BloombergNEF, 2H 2022 Energy Storage Market Outlook, October 12, 2022.
Vanadium redox flow batteries are well positioned to meet the rapidly growing demand for energy storage over the coming decade due to their favorable characteristics and storage properties. When compared to other major options for energy storage such as lithium-ion batteries, pumped hydro, molten salt, and zinc batteries, vanadium redox flow batteries are most suited for utility-scale energy storage installations because they have a very low levelized cost of energy, are highly scalable, do not degrade, are non-toxic and have low risk of combustion.
Summary of Risk Factors
Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the “Risk Factors” section. These risks represent challenges to the successful implementation of our strategy and future profitability of our business. These risks include:
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We operate no mines, and the development of our mineral projects into mines is highly speculative, involves a high risk of failure and may never result in finding Ore Bodies sufficient to develop a producing mine.

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We have no history of mineral production and may never engage in mineral production.

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We have a history of negative operating cash flows and net losses.

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The mineral resource calculations are only estimates and may change adversely.

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We have an interest in mineral reserves only at the San Matias project and we may never define further mineral reserves.

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The prices of the minerals we are principally exploring for change on a daily basis, and a substantial or extended decline in the prices of these minerals could materially and adversely affect our business.

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We do not own the majority of the mineral subsurface and surface rights at the Santa Cruz and Tintic Projects.

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Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated.

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We are or will be required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process.

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We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.

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Land reclamation and mine closure may be burdensome and costly.

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We face potential opposition from organizations that oppose mining, which may disrupt or delay our mining projects.

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Our future capital and operating cost estimates at any of our mining projects may not be accurate.

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A significant portion of any future revenue from our operations is expected to come from a small number of mines.

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We operate in a highly competitive industry.

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Higher metal prices in past years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

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The title to some of the mineral projects may be uncertain or defective, which could put our investment in such properties at risk.

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Failure to make mandatory payments required under earn-in, option and similar arrangements related to mineral projects may result in a loss of our opportunity and/or right to acquire an interest in such mineral projects.

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Suitable infrastructure may not be available or damage to existing infrastructure may occur.

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Our future mining operations will require access to abundant water sources.

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An increase in prices of power and water supplies, including infrastructure, could negatively affect our business.

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Our success depends on developing and maintaining relationships with local communities and stakeholders.

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The impacts of climate change may adversely affect our operations and/or result in increased costs.

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Our subsidiary, Cordoba Minerals Corp. (“Cordoba”), operates in a jurisdiction, Colombia, which has heightened security risks.

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Illegal mining activities may negatively impact our ability to explore, develop and operate some mineral projects.

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Lack of reliability and inaccuracies of historical information could hinder our exploration plans.

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We may be exposed to infringement or misappropriation claims by third parties.

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Currency fluctuations may affect our results of operations and financial condition.

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Our insurance may not provide adequate coverage in the event of a loss.

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We are dependent on Robert Friedland and the members of our senior management team.

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We may have difficulty recruiting and retaining employees.

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Any acquisitions we make may not be successful or achieve the expected benefits.

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Our information technology systems may be vulnerable to disruption.

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We may be subject to claims and legal proceedings that could materially and adversely impact our business, financial condition or results of operations.

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We will require substantial capital investment in the future.

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Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies that are not affiliated with us.

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Our activities and business could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic.

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While our equity ownership in certain of our listed company portfolio may be significant, we may not be able to exert control or direction over those companies or their business.

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We have mineral projects or investments in mineral projects in countries where the governments extensively regulate mineral exploration and mining operations.

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Our foreign mining projects and investments are subject to risk typically associated with operating in foreign countries.

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Uncertainty in governmental agency or court interpretation, and the application of applicable laws and regulations in any jurisdictions where we operate or have investments, could result in unintended non-compliance.

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Proposed changes to United States federal mining and public land law could impose, among other things, royalties and fees paid to the United States government by mining companies and royalty holders.

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We are subject to, and may become liable for, any violations of anti-corruption and anti-bribery laws.

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Changes to United States and foreign tax laws could adversely affect our results of operations.

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If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

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The price of our common stock may be volatile and fluctuate substantially.

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If securities or industry analysts do not publish research or reports about us, or if they downgrade our common stock, the price of our common stock could decline.

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Robert Friedland, our founder and Executive Chairman, and I-Pulse, one of our principal stockholders that is affiliated with Mr. Friedland, have a substantial degree of influence over the outcome of all matters submitted to stockholders, which may delay or prevent a change of control.

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Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may make a take over of the Company more difficult.

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Our amended and restated certificate of incorporation designates specific state or federal courts as the exclusive forum for certain litigation that may be initiated by our stockholders.

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We do not currently intend to pay dividends on our common stock and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

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We are an “emerging growth company” and a “smaller reporting company,” and are subject to reduced disclosure requirements.

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If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

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Non-U.S. holders may be subject to United States federal income tax on gain on the sale or other taxable disposition of shares of our common stock.

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A significant number of the members of our board of directors and executive officers and certain of the experts named in this prospectus are non-U.S. residents, and you may not be able to enforce civil liabilities against these persons.

Risks specific to VRB include:
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VRB may be unable to obtain sufficient suitable feedstock for vanadium production required to produce its VRB-ESS®.

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We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.

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Developments in alternative technology may adversely affect the demand for VRB’s battery products.

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VRB may experience significant delays in the design, production and launch of our battery projects.

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VRB batteries rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, our business could be adversely affected.

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We may not be able to substantially increase our manufacturing output in order to fulfill orders from our customers.

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If we are unable to successfully obtain, maintain, protect or enforce our intellectual property and proprietary rights, we may incur significant expenses and our business may be adversely affected.

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Changes in the policies of the Government of the People’s Republic of China (“PRC”), and its laws, may materially affect VRB.

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Any revocation of approvals by, any failure to obtain approvals from, or any adverse changes in foreign investment policies of, the PRC government may have a material adverse impact on our business.

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PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to VRB.

Implications of Becoming an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
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We are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

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We are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

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We are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”.

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We are not required to disclose certain executive compensation items such as the correlation between executive compensation and performance, and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission (the “SEC”), which means the market value of equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not “emerging growth companies.”
We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation. Moreover, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the SEC. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Emerging Growth Company Status.”

RISK FACTORS
Investing in shares of our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in, or that may be incorporated by reference, this prospectus, including our financial statements and related notes, before making an investment decision. The risks described below are not the only ones facing us. Many of the following risks and uncertainties are, and may be, exacerbated by the COVID-19 pandemic and the conflict in Ukraine and any worsening of the global business and economic environment as a result. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects, and reputation. In such case, the trading price of shares of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to our Mining Businesses and the Mining Industry
We operate no mines, and the development of our mineral projects into mines is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.
All of our mineral projects are at the exploration stage and are without identified mineral resources or reserves, except at the Santa Cruz Project, the Pinaya Project, the San Matias Project and the Ivory Coast Project, where we have an interest in declared mineral resources. We do not have any interest in any mining operations or mines in development.
Mineral exploration and mine development are highly speculative in nature, involve many uncertainties and risks and are frequently unsuccessful. Mineral exploration is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the project may change adversely. Even if mineralization is discovered, that mineralization may not be economic to mine. A significant number of years, several studies, and substantial expenditures are typically required to establish economic mineralization in the form of Proven Mineral Reserves and Probable Mineral Reserves, to determine processes to extract the metals and, if required, to construct mining, processing, and tailing facilities and obtain the rights to the land and the resources (including capital) required to develop the mining operation. In addition, if we discover mineralization that becomes a mineral reserve, it will take several years to a decade or more from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we may not be able to successfully develop a commercially viable producing mine.
In addition, whether developing a producing mine is economically feasible will depend upon numerous additional factors, most of which are beyond our control, including the availability and cost of required development capital and labor, movement in the price of commodities, securing and maintaining title to mining tenements as well as obtaining all necessary consents, permits and approvals for the development of the mine. The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Any of these factors may result in us being unable to successfully develop a commercially viable operating mine.
Mineral exploration activities have a high risk of failure and may never result in finding Ore Bodies sufficient to develop a producing mine.
While the discovery of an Ore Body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable Ore deposits, and anticipated levels of recovery of mineral resources and mineral reserves, if any, may not be realized, nor may any identified mineral deposit ever qualify as a commercially mineable (or viable) Ore Body which can be legally and economically exploited. Our exploration programs and activities may not result in the discovery, development or production of a commercially viable Ore Body or mine.
Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial Ore Bodies, we may need to write-off part or all of our investment in our existing exploration stage properties, and may need to acquire additional properties.
We have no history of mineral production and may never engage in mineral production.
We currently have no operating mines, nor do we have any interest in any mining operations. All of our mineral projects are at the exploration stage and have never been mined by us nor have we produced any revenue from mining operations. We also have no operating history upon which to base estimates of future operating costs, capital spending requirements, site remediation costs or asset retirement obligations. Our company has no experience in developing or operating a mine. We may never be able to develop and produce minerals from a commercially viable Ore Body or mine.
We have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability.
We have a history of negative operating cash flows and net losses. We expect to continue to incur negative operating cash flows and net losses until such time as one or more of our mineral projects or other businesses generates sufficient revenues to fund our continuing operations. For the nine months ended September 30, 2022 and for the years ended December 31, 2021, 2020, and 2019, we had a net loss of $117.0 million, $68.5 million, $29.9 million and $28.7 million respectively, and negative cash flows from operating activities of $78.8 million, $47.8 million, $23.0 million and $23.0 million respectively. Given our history of negative operating cash flows and net losses, and expected future negative operating cash flows from operating activities and net losses, we are using the proceeds from our initial public offering to fund our continuing operations.
We may never achieve or sustain profitability. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our ability to generate revenues and profitability. Our failure to achieve or sustain profitability could depress our market value, could impair our ability to execute our business plan, raise capital, explore or develop our mineral projects or continue our operations, and could cause our stockholders to lose all or part of their investment.
The mineral resource calculations made at our material projects and other projects are only estimates and may not reflect the amount of minerals that may ultimately be extracted from those projects.
Any figures presented for mineral resources in this prospectus and those which may be presented in the future are and will only be estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity of metal and grades are considered as estimates only and the estimated levels of metals contained within such mineral resource estimates may not actually be produced.
The estimation of mineral resources (as well as mineral reserves) is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.
Mineral resource estimates may change adversely and such changes may negatively impact the viability of developing a mineral project into a mine.
Estimated mineral resources (and mineral reserves) may have to be recalculated based on changes in commodity prices, further exploration or development activity, loss or change in permits or actual production experience. Such changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated Recovery Rates or other important factors that influence mineral resource estimates. The extent to which our mineral resources may ultimately be reclassified as mineral reserves depends on the demonstration of their profitable recovery and economic mineability.
In addition, mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for minerals such as copper, nickel, vanadium, cobalt, platinum group elements, gold and silver may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations, as well as a reduction in the amount of mineral resources. In addition, Inferred Mineral Resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an Inferred Mineral Resource will be upgraded to a higher category or that any of the mineral resources will be reclassified as mineral reserves. In addition, it may not be possible to economically mine or process any of our mineral resources.
Material changes in mineral resources, if any, grades, stripping ratios or Recovery Rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop and maintain commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs.
Lack of reliability and inaccuracies of historical information could hinder our exploration plans.
We have relied on, and the disclosure in the Santa Cruz and Tintic Technical Reports is based, in part, upon historical data compiled by previous parties involved with our mining projects. To the extent that any of such historical data is inaccurate or incomplete, our exploration plans may be adversely affected. Capital and operating cost estimates made in respect of our exploration and mining projects may not prove accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described in this prospectus, could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage of mineralized material to be mined and processed; incorrect data on which engineering assumptions are made; delays in construction schedules; unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labor negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions or production quotas on exportation of minerals) and title claims. Failure to accurately project such expenses could adversely affect our ability to continue our exploration plans.
We have an interest in mineral reserves only at the San Matias project and we may never define further mineral reserves.
Mineral reserves represent mineralization that has been determined to be economically mineable as determined by at least a pre-Feasibility Study or feasibility level study. Such studies demonstrate that, at the time of reporting, extraction could reasonably be economically justified. Other than at the San Matias project, we do not have any mineral projects that host mineral reserves and accordingly, we do not have any Ore that is demonstrated to be economically viable to extract. We may never be able to define further mineral reserves at any of our mineral projects.
The prices of the minerals we are principally exploring for (copper, nickel, vanadium, cobalt, platinum group elements, gold and silver,) change on a daily basis, and a substantial or extended decline in the prices of these minerals could materially and adversely affect our ability to raise capital, conduct exploration activities, and develop or operate a mine.
Our business and financial performance will be significantly affected by fluctuations in the prices of the key minerals we are principally exploring for (copper, nickel, vanadium, cobalt, platinum group elements, gold and silver). The prices of these minerals are volatile, can fluctuate substantially and are affected by numerous factors that are beyond our control, including prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculative activities; governmental and foreign exchange rate decisions; decisions regarding the creation and disposal of mineral stockpiles; political and economic conditions; structural changes in demand including electrification; the availability and costs of metal substitutes; the location and the demand for products containing these key minerals; technological changes and changes in industrial processes, as well as economic slow-downs or recessions.
We cannot predict the effect of these factors on mineral prices. Significant and/or prolonged reductions in prices for these minerals would materially and adversely affect our ability to raise capital, and if not considered viable for exploration activities, would cause us to delay, halt or stop exploration and development activities altogether. If we are operating a producing mine at the time of such reduction, we would expect to suffer decreasing revenues and profitability which could materially and adversely affect our results of operations and financial condition.
Significant and/or prolonged increase in prices for these minerals may decrease the demand for these minerals and increase the demand for substitute minerals. A fall in demand could also decrease the price for these minerals, thereby reducing the attractiveness of conducting exploration activities for these minerals. A fall in demand may also adversely affect our ability to raise capital and develop or operate a mine. In addition, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased mineral production from mines developed or expanded as a result of current metal price levels.
We do not own the majority of the mineral subsurface and surface rights at the Santa Cruz and the Tintic Projects.
At our Santa Cruz Project in Arizona and our Tintic Project in Utah, we only own a small portion of the subsurface mineral and surface rights. The majority of such rights are held under option agreements or purchase agreements in respect of which title has not yet transferred to us. At the Santa Cruz Project, the majority of subsurface mineral rights are owned by one company, and the surface rights are predominantly owned by a different company. At the Tintic Project, five vendors continue to hold title to the majority of subsurface and surface rights pending us making all required payments within the time required. If we do not make all the option or purchase agreement payments when due, or fail to pay the total amount to the owners, we will lose our right to acquire the subsurface mineral or surface rights at these projects.
With respect to surface rights at the Santa Cruz Project, most of the surface rights are owned by a company with whom we have a surface rights access agreement that grants us the right to above-ground, noninvasive, geophysical testing as well as drilling activities. Our access agreement with the owner of the surface rights does not permit us to conduct any mining or processing activities at the Santa Cruz Project, and expires on August 3, 2024, although we may extend the agreement for one further year by paying the surface rights owner $920,000. If the surface rights agreement is not extended and terminates, we will not have any rights to access the surface at the Santa Cruz Project, which would materially and adversely impact our ability to conduct exploration activities and prevent us from developing a mine. Even if the surface rights agreement is extended, it does not provide us with sufficient rights to engage in mine development or mining operations, and without either acquiring the surface rights or obtaining an expansion of the types of activities we can undertake from the surface rights owner, we will not be able to develop a mine at the Santa Cruz Project. See “Business — “Material and Key Mineral Projects — Santa Cruz Project, Arizona, USA”.
At times, the owners of subsurface mineral and surface rights may be unable or unwilling to fulfill their contractual obligations to us. In addition, our option agreements and purchase agreements are often complex and may be subject to interpretation or uncertainties. The owners of subsurface mineral and surface rights and other counterparties may interpret our interests in a manner adverse to us. For these or other reasons, we could be forced to expend resources or take legal action to enforce our contractual rights. We may not be successful in enforcing our contractual rights. We may also need to expend significant monetary and human resources to defend our position. Such disputes to enforce our contractual rights could have adverse effects on our business, results of operations and financial condition.
Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and future development activities may not result in profitable mining operations.
The actual operating costs at any mineral project that we are able to develop into an operating mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in Ore recovery and mining rates from those assumed in any mining plan that may be generated, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at any such future mine may be significantly higher than those set forth in the prefeasibility or Feasibility Study we may ultimately prepare and will use as a basis for construction of a mine. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in such studies and any future development activities may not result in profitable mining operations.
We are or will be required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and ultimately may not be possible to achieve.
Mineral exploration and mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew, and which become more numerous as activities advance from exploration to mine development and construction and finally to mining operations.
In connection with our exploration activities and future mine development and operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities pertaining to the potential impact of our current and future activities upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our activities and limit our flexibility in exploring our mineral projects and in how we may develop them into mines in the future.
Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. We may be required to obtain new permits to expand our activities, and the grant of such permits may be subject to an expansive governmental review of our operations.
We may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. The permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our activities may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.
We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.
We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including Tailings and waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If our noncompliance with such regulations were to result in a release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.
We also could be liable for any environmental contamination at, under or released from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.
Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our business, financial position and results of operations.
Land reclamation and mine closure may be burdensome and costly.
Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than any current or future estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we may be required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although we will include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what we projected to fund required reclamation and mine closure activities.
The development of one or more of our mineral projects into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.
If the development of any of our other mineral projects is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:
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uncertainties in timing and costs, which can be highly variable and considerable in amount, of the construction of mining and processing facilities and related infrastructure;

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we may find that skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants are unavailable or available at costs that are higher than we anticipated;

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we will need to obtain necessary environmental and other governmental approvals and permits and the receipt of those approvals and permits may be delayed or extended beyond what we anticipated, or that the approvals and permits may contain conditions and terms that materially impact our ability to operate a mine;

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we may not be able to obtain the financing necessary to finance construction and development activities or such financing may be on terms and conditions costlier than anticipated, which may make mine development activities uneconomic;

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we may suffer industrial accidents as part of building or operating a mine that may subject us to significant liabilities;

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we may suffer mine failures, shaft failures or equipment failures which delay, hinder or halt mine development activities or mining operations;

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our mining projects may suffer from adverse natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

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we may discover unusual or unexpected geological and metallurgical conditions that could cause us to have to revise or modify mine plans and operations in a materially adverse manner; and

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the development or operation of our mines may become subject to opposition from non-governmental organizations, environmental groups or local groups, which may delay, prevent, hinder or stop development activities or operations.

In addition, we may find that the costs, timing and complexities of developing our mining projects may be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.
Our future capital and operating cost estimates at any of our mining projects may not be accurate.
The capital and operating cost estimates we may make in respect of our mineral projects that we intend to develop or ultimately develop into operating mines may not prove to be accurate. Capital and operating cost estimates are typically set out in Feasibility Studies and are based on the interpretation of geological data, cost of consumables, cost of capital, labor costs, transportation costs, mining and processing costs, anticipated climatic conditions, the costs of taxes and royalties, and other factors which may be considered at the time the estimates are made and will be based on information prevailing at that time. Any of the following events, among the other uncertainties and risks described in this prospectus, could affect the ultimate accuracy of such estimates:
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unanticipated changes in grade and tonnage of Ore to be mined and processed;

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incorrect data on which engineering assumptions are made;

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delays in construction schedules;

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delays in the ramp-up of the rate of operations;

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unanticipated transportation costs;

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the accuracy of major equipment and construction cost estimates;

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labor negotiations and labor availability;

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changes in government regulation, including regulations regarding greenhouse gas emissions;

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changes in the cost of consumables;

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changes in royalty, duty, and tax rates;

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permitting costs and requirements; and

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general demand for skilled labor, steel, industrial equipment and other components required for mining, any of which could cause material and adverse changes to our future capital and operating costs.

We face opposition from organizations that oppose mining which may disrupt or delay our mining projects.
There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) that oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. NGOs or local community organizations could direct adverse publicity against and/or disrupt our operations in respect of one or more of our properties, regardless of our successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which we have an interest or our operations specifically. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could have a material adverse effect on our business, financial condition or results of operations.
Our operations involve significant risks and hazards inherent to the mining industry.
Our operations involve the operation of large machines, heavy mobile equipment and drilling equipment. Hazards such as adverse environmental conditions, unusual or unexpected geological formations, metallurgical and other processing problems, industrial accidents, cave-ins, mechanical equipment failure, facility performance problems, fire and natural phenomena such as inclement weather conditions, floods, landslides and earthquakes are inherent risks in our activities. These hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral projects, severe damage to and destruction of our property, plant and equipment, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and future development and mine production activities. The occurrence of any of these events may delay, prevent, hinder or stop exploration and development activities altogether on any mineral project.
In addition, from time to time we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our activities. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in our being required to stop exploration and development activities or to close future mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our business, financial position and results of operations.
A significant portion of any future revenue from our operations is expected to come from a small number of mines, such that any adverse developments at these mines could have a more significant or lasting impact on our results of operations than if our business was less concentrated.
If and when we begin generating revenue from future mining operations, a significant portion of our revenue is expected to come from a small number of mines, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated.
We operate in a highly competitive industry.
The mining industry is highly competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies, more staff and equipment, and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can, or expend greater amounts of resources, including capital, in acquiring new and prospective mining projects. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
Higher metal prices in past years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.
The relative strength of metal prices in past years has encouraged increases in mineral exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for, and cost of, services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs or could result in material delays or other operational challenges.
The title to some of the mineral projects may be uncertain or defective, which could put our investment in such properties at risk.
Title to our properties may be challenged, and we may not have, or may not be able to obtain, all necessary surface rights to develop a property. An unknown title defect on any of our mineral projects (or any portion thereof) could adversely affect our ability to explore, develop and/or mine the projects and/or process the minerals that we mine in the future. In addition to termination, failure to make timely tenement maintenance payments and otherwise comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.
Title insurance is generally not available for mineral projects, or where available is cost prohibitive, and our ability to ensure that we have obtained secure claim to individual mineral projects or mining tenements may be severely constrained. We rely on title information and/or representations and warranties provided by the grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, hinder our access to capital, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the mineral project. A successful challenge could also result in our not being compensated for our prior expenditures relating to the property.
Failure to make mandatory payments required under earn-in, option and similar arrangements related to mineral projects may result in a loss of our opportunity and/or right to acquire an interest in such mineral projects.
We have interests in, or rights to acquire interests in, a number of mineral projects through earn-in arrangements, options and similar agreements with the owner of the mineral project. These arrangements typically require us to commit to meet certain expenditure requirements on the mineral project and/or to pay certain fees to the mineral project owner, each within specified time frames. If we comply with the terms of such arrangements and make the required payments within the time periods required, we would then earn an interest in the project directly or in an entity that holds the legal title to the mineral project. Such arrangements are common in the mining industry and are often staged, with the company that is earning-in earning an interest in the project at various stages and over various timeframes, resulting in a joint venture arrangement with the company that is the owner of the mineral project, or in some cases could result in the outright acquisition of the project from its owner.
If we do not make the required expenditures when contractually agreed, and if such failure occurs before earning any interest in a project, or if we otherwise fail to comply with the terms of such agreements, we may lose all of the expenditures and payments made to that time in respect of that mineral project and acquire no interest in such mineral project. If we do not make the required expenditures when contractually agreed after we have earned some interest in the project, we may lose the right to acquire any further interest and may be left with a minority interest in a mineral project that provides us with limited or few rights with respect to the exploration and development of that mineral project, and which may have limited resale value to a third party. Any such failure or occurrence could materially and adversely affect our business, financial condition, results of operations or prospects and may result in us forfeiting our right to acquire an interest, or a further interest, in mineral projects that may ultimately be determined to be viable commercial mining operations.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our mineral projects. If adequate infrastructure is not available, the future mining or development of our projects may not be commenced or completed on a timely basis, or at all, the resulting operations may not achieve the anticipated production volume and the construction costs and operating costs associated with the mining and/or development of our projects may be higher than anticipated. Shortages of water supply, critical spare parts, maintenance service and new equipment and machinery may materially and adversely affect our operations and development projects.
Our future mining operations will require access to abundant water sources which may not be available.
Any future mines that we develop will require the use of significant quantities of water for mining activities, processing and related auxiliary facilities. Water usage, including extraction, containment and recycling requires appropriate permits granted by governmental authorities.
In particular, many of our mineral projects are in the south-western portions of the United States, an area that has suffered from prolonged drought, dwindling water resources and growing conflict over the use of water resources. Our mining projects, if developed into operating mines, may not be able to source all the water needed for mining operations, and governments or regulatory authorities may determine to prioritize other commercial or industrial activities ahead of mining in the use of water.
Water may not be available in sufficient quantities to meet our future production needs and may not prove sufficient to meet our water supply needs. In addition, necessary water rights may not be granted and/or maintained. A reduction in our water supply could materially and adversely affect our business, results of operations and financial condition. We currently own no water rights and we have not yet obtained the water rights to support some of our potential development activities and our inability to obtain those rights could prevent us from pursuing those activities.
An increase in prices of power and water supplies, including infrastructure, could negatively affect our future operating costs, financial condition, and ability to develop and operate a mine.
Our ability to obtain a secure supply of power and water at a reasonable cost at our mineral projects depends on many factors, including: global and regional supply and demand; political and economic conditions; problems that can affect local supplies; delivery; infrastructure, weather and climate conditions; and relevant regulatory regimes, all of which are outside our control. We may not be able to obtain secure and sufficient supplies of power and water at reasonable costs at any of our mineral projects and the failure to do so could have a material adverse effect on our ability to develop and operate a mine, and on our financial condition and results of operations.
Our success depends on developing and maintaining relationships with local communities and stakeholders.
Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our mineral projects, including local indigenous people who may have rights or may assert rights to certain of our properties, and other stakeholders in our operating locations. Local communities and stakeholders may be dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could materially and adversely affect our business, financial condition or results of operations, as well as our ability to commence or continue exploration or mine development activities.
The impacts of climate change may adversely affect our operations and/or result in increased costs to comply with changes in regulations.
Climate change is an international and community concern which may directly or indirectly affect our business and current and future activities. The continuing rise in global average temperatures has created varying changes to regional climates across the world and extreme weather events have the potential to delay or hinder our exploration activities at our mineral projects, and to delay or cease operations at any future mine. This may require us to make additional expenditures to mitigate the impact of such events which may materially and adversely increase our costs and/or reduce production at a future mine. Governments at all levels are amending or enacting additional legislation to address climate change by regulating, among other things, carbon emissions and energy efficiency, or where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. As a significant emitter of greenhouse gas emissions, the mining industry is particularly exposed to such regulations. Compliance with such legislation, including the associated costs, may have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to commence or continue our exploration and future development and mining operations.
Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption in the delivery of essential commodities then production efficiency may be reduced, which may have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, climate change is perceived as a threat to communities and governments globally and stakeholders may demand reductions in emissions or call upon mining companies to better manage their consumption of climate-relevant resources. Negative social and reputational attention toward our operations may have a material adverse effect on our business, financial condition, results of operations and prospects. A number of governments have already introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our mineral projects.
Our subsidiary, Cordoba, is involved in lengthy litigation, which may adversely affect the value of our investment in it and its mineral projects.
Our subsidiary, Cordoba, is currently involved in two legal proceedings. The first is a criminal lawsuit filed by Cordoba in late 2018 and in January 2019 with the Colombian prosecutors against nine members of former Colombian management of a Cordoba subsidiary alleging breach of fiduciary obligations, abuse of trust, theft and fraud. This proceeding is ongoing. In the second proceeding, Cordoba (along with the National Mining Agency, Ministry of Mines and Energy, the local environmental authority, the Municipality of Puerto Libertador and the State of Cordoba) were served with a class action claim by individuals purporting to represent the Alacran Community — “Asociación de Mineros de El Alacrán” (“Alacran Community”). This class action seeks (i) an injunction against Cordoba´s operations in the Alacrán area and (ii) an injunction against the prior declaration by the authorities that the Alacran Community´s mining activities were illegal. The claim was initially filed with the Administrative Court of Medellín, which remanded the case to the Administrative Court of Montería, which contested it and submitted the case to the Council of State. The Council of State determined the Administrative Court of Montería as the competent tribunal, where the process is currently being conducted. The Administrative Court of Montería admitted the commencement of the class action on September 2021. The decision was challenged by Cordoba and other defendants and, accordingly, the Court is required to adopt a decision, which is still pending. While the court matters proceed, Cordoba will incur additional costs that will negatively impact its financial position. As well, the litigation process is uncertain and it is possible that the second proceeding is resolved against Cordoba, which could have a material adverse effect on its business, results of operations, financial condition and prospects.
Our subsidiary Cordoba operates in a jurisdiction, Colombia, which has heightened security risks.
Colombia is home to South America’s largest and longest running insurgency. The situation may become unstable and may deteriorate in the future into violence, including kidnapping, gang warfare, homicide and/or terrorist activity. Any such actions may generally disrupt supply chains and business activities in Colombia, and discourage qualified individuals from being involved with Cordoba’s operations. Our operations may be impacted as a result, and our ability to advance the San Matias project may be delayed or halted altogether. This may include the inability to access the project site, as well as damage to property and injury or death to our personnel. Any such events could have a material adverse effect on Cordoba’s business, results of operations, financial condition and prospects.
Illegal mining activities may negatively impact our ability to explore, develop and operate some mineral projects.
Artisanal and illegal miners are present at the San Matias Project in Colombia (owned directly by Cordoba) and the Pinaya Project in Peru (owned directly by our subsidiary, Kaizen Discovery Inc. (“Kaizen”)). As these companies further explore and advance these projects towards production, each must enter into discussions with illegal miners operating at the projects. There is a risk that such illegal miners may oppose Cordoba’s or Kaizen’s proposed operations and this may result in a disruption to the planned development and/or mining and processing operations, all of which may have an adverse effect on our investment in Cordoba and/or Kaizen. In addition, illegal miners have extracted metals from both projects in a manner that does not meet health and safety or environmental standards. Accidents may occur and may range from minor to serious, including death. While each company takes all formal steps to notify the authorities when illegal miners operate in an unsafe manner, illegal miners may advance within close proximity to our contemplated mine sites or trespass on them, which may disrupt exploration and development activities, and may result in increased costs to address the presence of such illegal miners.
RISKS RELATED TO VRB
VRB may be unable to obtain sufficient suitable feedstock for vanadium production required to produce its VRB‑ESS®.
VRB requires significant amounts of vanadium-containing waste to produce sufficient vanadium pentoxide (“V2O5”) for commodity sales and vanadium electrolyte for energy storage. The feedstock itself needs to be of sufficient grade and specification to deliver the low operating cost necessary for profitable production by VRB. We may be unable to identify, source and acquire sufficient feedstock to meet our V2O5 requirements, or we may be unable to acquire such feedstock on terms (including prices) that are acceptable. Failure to obtain sufficient feedstock will inhibit our ability to produce our VRB-ESS® and grow our battery business, which may have a negative impact on our financial condition, results of operations and cash flow.
We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.
We currently purchase certain key raw materials, such as feedstock, for our electrodes and a variety of other components from third parties, some of which we only source from one supplier or from a limited number of suppliers. Our current suppliers may be unable to satisfy our future requirements on a timely basis. Moreover, the price of purchased raw materials, components and assembled batteries could fluctuate significantly due to circumstances beyond our control. If our current suppliers are unable to satisfy our long-term requirements on a timely basis, we may be required to seek alternative sources for necessary materials and components, produce the raw materials or components in-house, which we are currently unable to do, or redesign our proposed products to accommodate available substitutes or at reasonable cost. We may not be able to enter into the required manufacturing supply agreements with the battery manufacturers and component suppliers. If we fail to secure a sufficient supply of key raw materials and components and we are unable to produce them in-house in a timely fashion, it would result in a significant delay in our manufacturing and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials and components or produce them in-house at a reasonable cost could also harm our revenue and gross profit margins.
Substantial and increasingly intense competition may harm VRB’s business.
The energy storage systems industry is highly competitive and is characterized by rapid technological change, frequent new product introductions, and a competitive pricing environment. Large vendors in this market may have greater resources to devote to research and development, manufacturing, marketing and sales than VRB, as well as greater brand name recognition. These large vendors could compete more aggressively with VRB by acquiring companies with new technologies which could allow them to develop products and technologies better suited to the needs of end-users, earlier and at a lower cost. VRB’s future success will depend in part on its ability to develop products that keep pace with the continuing changes in technology, evolving industry standards, new product introductions by competitors and changing customer preferences and requirements. VRB may be unable to successfully address these developments on a timely basis or at all. Failure to respond quickly and cost-effectively to new developments through the development of new products and technologies or enhancements to existing products and technologies could render its existing products and technologies less competitive or obsolete and could reduce its revenue. If effective new sources of energy storage systems are discovered, VRB’s existing products and technologies could become less competitive or obsolete.
A number of small manufacturers of energy storage systems could also develop and introduce new products at a faster pace than VRB, therefore better meeting market needs. Such small manufacturers could also be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed competitors. VRB’s competitors’ energy storage systems may be more readily accepted by industry participants than ours.
Developments in alternative technology may adversely affect the demand for VRB’s battery products.
Significant developments in alternative energy storage technologies, such as fuel cell technology, advanced diesel, coal, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, prospects, financial condition and operating results in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative technology and we may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our battery products.
VRB manufactures and markets vanadium-based battery systems. If a viable substitute product or chemistry to vanadium-based battery systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the battery market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.
Some of our competitors are conducting research and development on alternative battery technologies, such as lithium-based batteries, fuel cells and super capacitors, and academic studies are ongoing as to the viability of lithium, sulphur and aluminum-based battery technologies. If any viable substitute products emerge and gain market acceptance because they have more enhanced features, more power, more attractive pricing, or better reliability, the market demand for VRB’s products may decrease, and accordingly, our business, financial condition and results of operations would be materially and adversely affected.
Furthermore, the battery market is characterized by rapid technological changes and evolving industry standards, which are difficult to predict. This, coupled with the frequent introduction of new products and models, has shortened product life cycles and may render our products obsolete or less marketable. For example, research on the electrochemical applications of lithium-based batteries, carbon nanotechnology and other storage technologies is developing at a rapid pace, and many private and public companies and research institutions are actively engaged in the development of new battery technologies. If we fail to adopt these new technologies, such technologies may, if successfully developed by our competitors, offer significant performance or price advantages compared with our technologies and our technology leadership and competitive strengths may be adversely affected. Our significant investment in our research and development infrastructure may not lead to marketable products. Additionally, our competitors may improve their technologies or even achieve technological breakthroughs either as alternatives to vanadium-based battery systems or improvements on existing vanadium-based battery systems that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose market share and to suffer a decrease in our revenue.

VRB may experience significant delays in the design, production and launch of its battery projects, which could harm our business, prospects, financial condition and operating results.
VRB’s research and development team is continually looking to improve its battery systems. Any delay in the financing, design, production and launch of our new products could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products, and to the extent we delay the launch of the items identified above, our growth prospects could be adversely affected as we may fail to grow our market share, to keep up with competing products or to satisfy customers’ demands or needs.
VRB batteries rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.
VRB’s products rely on software and hardware, including software and hardware developed or maintained internally or by third parties that is highly technical and complex and will require modification and updates over the life of a battery. In addition, certain of our products depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Remediation efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.
We may not be able to substantially increase our manufacturing output in order to fulfill orders from our customers.
We intend to expand our battery manufacturing capacity to meet the expected demand for our products. This expansion will impose significant added responsibilities on our senior management and our resources, including financial resources and the need to identify, recruit, maintain, and integrate additional employees. Our proposed expansion will also expose us to greater overhead and support costs and other risks associated with the manufacture and commercialization of new products. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such expansion could harm our business, prospects, results of operations and financial condition. Even if we succeed in expanding our manufacturing capacity, we may not have enough demand for our products to justify the increased capacity. If there is persistent mismatch in the demand for our products and our manufacturing capacity, our business, financial condition and results of operations could be adversely affected. Our ability to increase our manufacturing output is subject to significant constraints and uncertainties, including:
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delays by our suppliers and equipment vendors and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;

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delays in government approval processes or denial of required approvals by relevant government authorities;

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diversion of significant management attention and other resources; and

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failure to execute our expansion plan effectively.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to fulfill customer orders or achieve the growth we expect. Consequently, our reputation could be affected and our customers could source battery systems from other companies. The combination of the foregoing could adversely affect our business, financial condition and results of operations.

Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers’ demands and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.
VRB manufactures its products rather than relying upon third-party outsourcing. To be successful, we must cost-effectively manufacture commercial quantities of our complex batteries that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our manufacturing costs, which we intend to do by improving our manufacturing and development operations. We depend on the performance of our manufacturing operations to manufacture and deliver our products to our customers. If we are unable to manufacture products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.
Changes in the policies of the government of the PRC, and its laws, may materially affect VRB.
The business of VRB is primarily conducted in the PRC. Accordingly, its financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in China including policies related to renewable energy development and technology, Covid-19 and the conflict in Ukraine. The PRC’s economy may not continue to grow, and if there is growth, such growth may not be steady and uniform, and if there is a slowdown, such slowdown may have a negative effect on our business and results of operations.
The PRC government plays a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through regulation, the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. A change in these government policies could materially and adversely affect VRB and accordingly our business, financial condition and results of operations. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China (the “PBOC”). These current and future government actions could materially affect our liquidity, access to capital and ability to operate our business. Our financial condition and results of operations could be materially and adversely affected by the PRC’s control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.
Any future revocation of approvals or any future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government may have a material adverse impact on our business, financial condition and results of operations.
PRC regulations relating to foreign ownership in the battery manufacturing industry, including the manufacturing of VRB’s products, have been revised periodically over the past decade. In 2018, the Chinese legislature issued the Special Administrative Measures for Access of Foreign Investment (the “Negative List”). Under the new Negative List regime, any industry that is not on the Negative List is free from foreign ownership restrictions. The most updated version of the Negative List is the Negative List (2021 Version), which contains no foreign ownership restrictions over the manufacturing of power batteries. However, the PRC may change its foreign ownership regulations to govern battery manufacturers, or may change such regulations in other ways that govern VRB, which could adversely affect our results of operations and financial condition.
The PRC government exerts substantial influence over the manner in which we must conduct our business activities.
The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to taxation, currency controls, import and export tariffs, environmental regulations, production safety, land use rights, property and other matters. In addition, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.
Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms could have a significant effect on economic conditions in the PRC or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.
Additionally, the PRC’s Foreign Investment Law came into effect on January 1, 2020 and embodies an expected PRC regulatory trend of rationalizing the foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law, together with our implementation rules and ancillary regulations, may materially impact our organizational structure, corporate governance practice and compliance costs, for example through the imposition of stringent ad hoc and periodic information reporting requirements.
PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to VRB.
We may transfer funds to VRB or finance VRB by means of stockholder loans or capital contributions. Any loans from us to VRB, a foreign-invested enterprise, cannot exceed statutory limits determined by (1) the formula under the Notice on Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the PBOC; or (2) the difference between the investment amount and the registered capital of VRB (if applicable), and must be registered with the State Administration of Foreign Exchange (the “SAFE”), or our local counterparts. Any capital contributions we make to VRB are subject to the approval by or filing and registration with the Administration for Market Regulation, the Ministry of Commerce of PRC, the National Development and Reform Commission of PRC and SAFE, or their local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to VRB in a timely manner may be negatively affected, which could materially and adversely affect its liquidity and its ability to fund and expand its business.
Uncertainties with respect to the PRC legal system could limit available legal protections.
VRB is generally subject to laws and regulations applicable to foreign investments in the PRC and, in particular, laws applicable to foreign investment enterprises. The PRC legal system is a civil law system based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Moreover, the PRC government may amend or revise existing laws, rules or regulations, or promulgate new laws, rules or regulations, in a manner which materially and adversely affects our business, results of operations or financial condition.
VRB may be negatively impacted by the state of PRC-United States relations.
VRB operates as a wholly-owned foreign enterprise in the PRC with us as its United States-domiciled majority owner and controlling stockholder. The United States and the PRC are the two largest energy storage markets globally. A continued deterioration in the United States-PRC relationship, which may be evidenced by tariff and non-tariff barriers, lack of advancement on trade negotiations, domestic “buy local” policies, lack of business travel and business contact, and potentially sanctions or other barriers to commerce, may negatively affect VRB’s business, business prospects, results of operations and cash flows. The products that VRB produces may face tariff or other barriers to United States markets that negatively impact demand and sales in the United States, may increase the cost of VRB’s products, or may cause VRB’s products to be excluded from United States markets altogether. At the same time, VRB may face resistance to its United States controlling ownership from large Chinese State-owned entities developing energy storage projects in PRC, which may lead to a decline in sales in PRC for VRB’s products, any of which would have a negative effect on VRB’s financial condition, results of operations and cash flows.

RISKS RELATED TO INTELLECTUAL PROPERTY
If we are unable to successfully obtain, maintain, protect, enforce or otherwise manage our intellectual property and proprietary rights, we may incur significant expenses and our business may be adversely affected.
Our success and ability to compete depend in part upon the proprietary nature of, and protection for, our products, technologies, processes and know-how. Our subsidiary VRB relies on patents to establish and protect its intellectual property rights in the PRC, the United States and other jurisdictions. As a result, VRB may be required to spend significant resources to monitor and protect its intellectual property rights. Litigation brought to protect and enforce its intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of its intellectual property. Furthermore, VRB’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. In addition, VRB’s competitors may develop products similar to theirs that do not conflict with VRB’s intellectual property rights, may design around their intellectual property rights or may independently develop similar or superior technology. VRB’s failure to establish, protect and enforce its intellectual property rights could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
The TyphoonTM technology we utilize in our exploration activities is based on patents owned by our subsidiary Geo27. In addition, we are also the exclusive worldwide licensee of certain legacy technology from I-Pulse and its affiliates, related to mineral exploration. Any failure by us or our licensor to establish, protect and enforce our intellectual property rights could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows, as would any breach by the licensor of our license agreements.
We may not be able to protect our intellectual property rights in the PRC.
The validity, enforceability and scope of protection available under the relevant intellectual property laws in the PRC is imperfect and still evolving. Implementation and enforcement of PRC intellectual property-related laws has historically been challenging. Accordingly, the protection of intellectual property rights in the PRC may not be as effective as in the United States, Canada or other jurisdictions. In addition, policing the unauthorized use of proprietary technology is cumbersome and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs, loss of our proprietary rights, and diversion of resources and management’s attention.
We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and to be unable to continue providing our existing product offerings.
Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to vanadium-based battery technology and TyphoonTM technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain, expensive and time-consuming. We may receive in the future notices that claim we or our clients using our products have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of products among competitors overlaps. If we are sued by a third party that claims that our technology infringes its rights, the litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention, and resources, damage our reputation and brand and substantially harm our business. Further, in some instances, our agreements with our clients include indemnification provisions under which we or our subsidiaries agree to indemnify such parties for losses suffered or incurred in connection with third party claims for intellectual property infringement. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may also require us to do one or more of the following:
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cease offering or using technologies that incorporate the challenged intellectual property;

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make substantial payments for legal fees, settlement payments or other costs or damages to the party claiming infringement, misappropriation or other violation of intellectual property rights;

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obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all; or

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redesign technology to avoid infringement, which may not be feasible.

Our failure to develop non-infringing technologies or license the intellectual property or the proprietary rights on a timely basis would harm our business, possibly materially. Protracted litigation could result in our customers, or potential customers, deferring or limiting their purchase or use of our products until resolution of such litigation. Parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. If we were to discover that our products violate third-party proprietary rights, we may be unable to continue offering our products on commercially reasonable terms, or at all, to redesign our technology to avoid infringement or to avoid or settle litigation regarding alleged infringement without substantial expense and damage awards. Any intellectual property litigation or proceeding could have a material adverse effect on our business, results of operation and financial condition.
RISKS RELATED TO OUR BUSINESSES GENERALLY
We will require substantial capital investment in the future and we may be unable to raise additional capital on favorable terms or at all.
The construction and operation of potential future mines and the continued exploration of our mineral exploration projects will require significant funding. We have no operating cash flow or other sources of funding to meet these requirements. As a result, we expect to raise capital through equity financings to meet the funding requirements of these investments and our ongoing business activities. Our ability to raise additional capital will depend on a range of factors such as macroeconomic conditions, future commodity prices, our exploration success, and market conditions among other factors. If these factors deteriorate, our ability to raise capital to fund ongoing operations and business activities, and service any outstanding indebtedness could be negatively impacted. If we are unable to obtain additional financing, we will not be able to continue our exploration activities and our assessment of the commercial viability of our operations. Further, even if mineralization is discovered, we may not be able to successfully advance our project into commercial production. If we are able to establish that development of mining operations is commercially viable, our inability to raise additional financing at that stage may result in our inability to place the operations into production and recover our investment. If additional financing is not available, we may also have to postpone further exploration or development of, or sell, one or more of our principal mineral properties.
Currency fluctuations may affect our results of operation and financial condition.
We pay for goods and services in a number of currencies, including the United States dollar, the Canadian dollar and other currencies. We also raise capital in United States dollars. Adverse fluctuations in these currencies relative to each other and relative to the currencies in which we incur expenditures could materially and adversely affect our financial position and the costs of our exploration and development activities. We do not engage in currency or commodity hedging activities.
Our insurance may not provide adequate coverage in the event of a loss.
Our business and activities are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, metallurgical and other processing problems, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods, landslides and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.
Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, we do not carry business interruption insurance relating to our properties. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our business, financial position and results of operations.
We are dependent on Robert Friedland, our founder and Executive Chairman, and the members of our senior management team.
Our exploration activities and any future mine development, as well as the construction and operation of a mine depend to a significant extent on the continued service and performance of Robert Friedland, the Company’s founder and Executive Chairman, and the members of our senior management team. We depend on a relatively small number of key officers and consultants, and we currently do not have, and do not intend to, purchase key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of Mr. Friedland and any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for qualified personnel in all disciplines and areas of operation. We may not be able to attract and retain personnel to sufficiently staff our development and operating teams.
Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies that are not affiliated with us.
Robert Friedland and some of our other directors and officers are also, or may also become, directors, officers and stockholders of other companies, including companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors and officers may have conflicts of interest from time to time. To the extent that such other companies may participate in ventures in which we may participate in, or in ventures which we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments.
We may have difficulty recruiting and retaining employees.
Recruiting and retaining qualified personnel is critical to the success of exploration activities and to future mine development and mine operations. The number of persons skilled in acquisition, exploration and development of mining projects is limited and competition for qualified persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. We may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, we may have inadequate staffing to advance all of our exploration activities and to conduct mine development activities, or such activities may be reduced or delayed, which could have an adverse material impact on our prospects, business, results of operations and financial condition.
Any acquisitions we make may not be successful or achieve the expected benefits.
We regularly consider and evaluate opportunities to acquire assets, companies and operations, including prospective mining projects or properties. We may not be able to successfully integrate any acquired assets, companies or operations, and prospective mining projects or properties that we acquire may not develop as anticipated. Acquisition transactions involve inherent risks, including but not limited to:
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inaccurate assessments of the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

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inability to exploit identified and anticipated operating and financial synergies;

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unanticipated costs;

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diversion of management attention from existing business;

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potential loss of our key employees or key employees of any business acquired;

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unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

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decline in the value of acquired properties, companies or securities;

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inability to maintain our financial and strategic focus while integrating the acquired business or property;

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inability to implement uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

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to the extent that we make an acquisition outside of markets in which we have previously operated, inability to conduct and manage operations in a new operating environment.

As we do not have significant cash flow from operations and do not expect to have significant cash flow from operations in the foreseeable future, any such acquisitions will be funded by cash raised in equity financings or through the issuance of new equity or equity-linked securities. Equity issuances also may result in dilution of existing stockholders. If we were to incur debt to finance an acquisition, the requirement to repay that debt may lead us to issue additional equity to repay the debt, all in the absence of positive cash flow. Any such developments may materially and adversely affect our financial position and results of operations.
If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. In addition, each acquisition involves a number of risks, such as the diversion of our management team’s attention from our existing business to integrating the operations and personnel of the acquired business, possible adverse effects on our results of operations and financial condition during the integration process, our inability to achieve the intended objectives of the combination and potential unknown liabilities associated with the acquired assets.
Our information technology systems may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure or compromise of confidential information.
We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our business, financial condition or results of operations. We may incur material losses relating to cyberattacks or other information security breaches in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.
We may be subject to claims and legal proceedings that could materially and adversely impact our business, financial condition or results of operations.
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation which can distract management from our business or have an unfavorable resolution which could materially and adversely impact our business, financial condition and results of operations. See “— Our subsidiary, Cordoba, is involved in lengthy litigation, which may adversely affect the value of our investment in it and its mineral projects”.

We are subject to the risk of labor disputes, which could adversely affect our business.
We may experience labor disputes in the future, including protests, blockades and strikes, which could disrupt our business operations and have an adverse effect on our business and results of operations. We may not be able to maintain a satisfactory working relationship with our employees in the future.
Our activities and business could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic, in regions where we conduct our business operations.
Our business and exploration activities could be adversely affected by health epidemics or pandemics. For example, the ongoing global COVID-19 pandemic has negatively affected the global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly affected global supply chains, all of which have and are expected to continue to affect our future exploration activities and business. Federal, state, and local governments have implemented various mitigation measures at various times since the pandemic began, including travel restrictions, border closings, restrictions on public gatherings, shelter-in-place restrictions and limitations on non-essential business. Many jurisdictions have relaxed these measures, while others, including China, have not, or have reinstated them as COVID-19 cases surge and variants emerge. Some of these actions may halt, hinder, delay or slowdown our exploration activities or future development of mining operations, or increase our costs to conduct such activities. Disruptions in the financial markets as a result of the worsening of the COVID-19 pandemic could make it more difficult for us to access the capital markets in the future.
It is not possible to accurately predict with any degree of certainty the impact COVID-19 will have on our operations going forward as the situation continues to remain fluid, including, but not limited to, the pace of the continued spread of the pandemic, the severity and ultimate duration of the pandemic, including any resurgences, mutations or variants, any governmental regulations or restrictions imposed in response to such, and the ultimate efficacy and distribution speed of approved vaccines and treatments.
We may take further actions as may be required by government authorities or as we determine are in the best interests of our employees, consultants and business partners. There is no guarantee that we will not experience significant disruptions to our activities in the future as a result of the COVID-19 pandemic or any similar health epidemics.
While our equity ownership in certain of our listed company portfolio may be significant, we may not be able to exert control or direction over those companies or their business.
We have significant equity ownership of a number of listed companies in Canada, including Kaizen and Cordoba, with respect to both of which we own and control more than 50% of the outstanding common shares. However, while such common share ownership gives us the legal right to elect the directors of each company, the directors elected owe duties to all shareholders, including us. Accordingly, such elected boards of directors may determine to take an action that they consider in the best interests of all shareholders, even if it is not the preferred course of action for us. As well, transactions between us and such companies are highly regulated by related party transaction rules in Canada, as well as those of the Toronto Stock Exchange (the “TSX”). Accordingly, many transactions that we could undertake with our listed company investee companies may be subject to independent formal valuation requirements and/or minority shareholder approval requirements, at which our votes will be disregarded. Accordingly, transactions that we may consider to be in our best interest and in the best interest of our investee companies may not proceed if they are subject to minority shareholder approval requirements, and minority shareholders do not provide the necessary approvals. If any such transactions are not approved, we may be unable to advance our business interests through our equity investee companies and/or may not be able to engage in transactions with them which we consider beneficial, any of which could have an adverse material impact on our prospects, business, results of operations and financial condition.
RISKS RELATED TO GOVERNMENT REGULATIONS AND INTERNATIONAL OPERATIONS
We have mineral projects or investments in mineral projects in the United States, Canada, Australia, Colombia, Peru, Ivory Coast, and Papua New Guinea where the governments extensively regulate mineral exploration and mining operations, imposing significant actual and potential costs on us.
The mining industry is subject to increasingly strict regulation by federal, state and local authorities in the jurisdictions in which we have mineral projects, including the United States, Canada, Australia, Colombia,

Peru, Ivory Coast, and Papua New Guinea. These regulations relate to limitations on land use; mine permitting and licensing requirements; exploration and drilling activities; reclamation and restoration of properties after mining is completed; management of materials generated by mining operations; and storage, treatment and disposal of wastes and hazardous materials, among other things.
The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We may not have been or may not be at all times in compliance with all applicable laws and regulations in all jurisdictions. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected.
Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change activities significantly or incur increased costs, or even potentially halt or cease activities entirely. Such changes could have a material adverse effect on our prospects, our business, financial condition and results of operations.
Our activities outside of the United States are subject to additional political, economic and other uncertainties not necessarily present for activities taking place within the United States.
We have mineral projects, or investments in mineral projects, in Colombia, Peru, Ivory Coast and Papua New Guinea. These countries are less developed economically and politically than the United States, and have historically been more politically or socially unstable than the United States, including with respect to civil unrest and significant civil strife (including violent insurrections). As such, our activities in these countries are subject to significant risks not necessarily present in the United States and additional risks inherent in exploration and resource extraction by foreign companies. Our exploration and future development and production activities in these countries are therefore subject to heightened risks, many of which are beyond our control. These risks include:
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the possible unilateral cancellation or forced re-negotiation of contracts and licenses;

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unfavorable or arbitrary changes in laws and regulations;

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arbitrary royalty and tax increases;

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claims by governmental entities or indigenous communities;

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expropriation or nationalization of property;

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political instability (including civil strife, insurrection and potentially civil war);

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significant fluctuations in currency exchange rates;

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social and labor unrest, organized crime, hostage taking, terrorism and violent crime;

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uncertainty regarding the enforceability of contractual rights and judgments; and

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other risks arising out of foreign governmental sovereignty over areas in which our mineral properties are located.

Local economic conditions also can increase costs and adversely affect the security of our activities and the availability of skilled workers and supplies. Higher incidences of criminal activity and violence in the area of some of our properties could adversely affect our ability to operate in an optimal fashion or at all, and may impose greater risks of theft and higher costs, which could adversely affect results of operations and financial condition.

Acts of civil disobedience are not uncommon in Colombia, Peru, Ivory Coast and Papua New Guinea. Mining companies have been targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. We may experience disruptions in the future, which could adversely affect our business and our exploration and development activities.
Our foreign mining projects and investments are subject to risk typically associated with operating in foreign countries.
In general, our foreign mining projects and investments are subject to the risks typically associated with conducting business in foreign countries. These risks may include, among others: labor disputes; invalidation of governmental orders and permits; corruption; uncertain political and economic environments; sovereign risk; war; civil disturbances and terrorist actions; arbitrary changes in laws; the failure of foreign parties to honor contractual relations; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on minerals and commodity exports; instability due to economic under-development; inadequate infrastructure; and increased financing costs. In addition, the enforcement of our legal rights may not be recognized by any foreign government, or by the court system of a foreign country. These risks may limit or disrupt our activities, restrict the movement of funds, or result in the deprivation of mining-related rights or the taking of property by nationalization or expropriation without fair compensation. The occurrence of events associated with these risks could have a material and adverse effect on our mineral projects, business and activities, the viability our foreign operations and investments, and could have a material and adverse effect on our future cash flow, earnings, results of operations and financial condition.
Uncertainty in governmental agency interpretation or court interpretation and the application of applicable laws and regulations in any jurisdictions where we operate or have investments could result in unintended non-compliance.
The courts in some of the jurisdictions in which we operate may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies such as the United States. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, we could face risks such as:
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greater difficulty in obtaining effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or in an ownership dispute;

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a higher degree of discretion on the part of governmental authorities, which leads to greater uncertainty;

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the lack of judicial or administrative guidance on interpreting applicable rules and regulations;

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inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or

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relative inexperience of the judiciary and courts in such matters.

Enforcement of laws in some of the jurisdictions in which we operate may depend on and be subject to the interpretation of such laws by the relevant governmental authorities, and such authority may adopt an interpretation of an aspect of local law that differs from the advice that has been given to us by local lawyers or even by the relevant local authority itself on a prior occasion. In addition, there may be limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, joint-ventures, licenses, license applications or other legal arrangements. Thus, contracts, joint-ventures, licenses, license applications or other legal arrangements may be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In some of the jurisdictions in which we operate, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our business and activities, as well as our results of operations and financial condition.

Proposed changes to United States federal mining and public land law could impose, among other things, royalties and fees paid to the United States government by mining companies and royalty holders.
Periodically, members of the United States Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposition of metallic minerals on lands owned by the federal government. Some of our mineral properties occur on unpatented mining claims located on United States federal lands. There have been recent proposals to amend the United States mining law to impose a royalty on the production of select hardrock minerals, such as silver, gold and copper, from U.S. federal lands, and a reclamation fee on production from federal and other lands.
Any such proposal, if enacted by the United States Congress, could substantially increase the cost of holding mining claims and could reduce our revenue from unpatented mining claims, and to a lesser extent, on other lands in the United States. Moreover, such legislation could significantly impair the ability of our properties to develop mineral resources on unpatented mining claims. Although at this time we are not able to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines. Passage of such legislation may result in a material and adverse effect on our profitability, results of operations, financial condition and the trading price of our common stock.
We are subject to, and may become liable for any violations of anti-corruption and anti-bribery laws.
Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar laws where we have activities. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. As we have certain mineral projects and investments in Colombia, Peru, Ivory Coast and Papua New Guinea, there is a risk of potential FCPA violations.
In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and policies may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our business, financial condition or results of operations.
Changes to United States and foreign tax laws could adversely affect our results of operations.
We are subject to tax in the United States and foreign jurisdictions. Current economic and political conditions make tax laws and their interpretation subject to significant change in any jurisdiction. We cannot predict the timing or significance of future tax law changes in the United States or other countries in which we do business. If material tax law changes are enacted, our future effective tax rate, results of operations, and cash flows could be adversely impacted. Further, tax authorities, now or in the future, may periodically conduct reviews of our tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure.
RISKS RELATED TO OUR COMMON STOCK
Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.
In the future, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in the manner we determine from time to time. We also issue securities to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors’ holdings may be materially diluted. In addition, new investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.
If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price.
Our executive officers and directors and certain of our stockholders are subject to lock-up agreements related to our initial public offering that expire 180 days from the date of our initial public offering and Rule 144 holding period requirements. After these lock-up periods have expired, and the holding periods have elapsed, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our stock or other equity securities.
We have also filed a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock.
Additionally, certain of our employees, executive officers, and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, non-public information, subject to the expiration of the lock-up agreements and Rule 144 requirements referred to above.
The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.
Our stock price is volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including: the failure to identify mineral reserves at our properties; the failure to achieve production at any of our mineral properties; the lack of mineral exploration success; the actual or anticipated changes in the price of commodities we are seeking to discover and mine, namely copper, nickel, vanadium, cobalt, platinum group elements, gold and silver; changes in market valuations of similar companies; changes in technology and demand for minerals; the success or failure of competitor mining companies; changes in our capital structure, such as future issuances of securities or the incurrence of debt; sales of common stock by us, our executive officers, directors or principal stockholders, or others; changes in regulatory requirements and the political climate in the United States, and other jurisdictions where we have activities, including Canada, Australia, Colombia, Peru, Ivory Coast, Papua New Guinea and the PRC; litigation involving us, our general industry or both; the recruitment or departure of key personnel; our ability to control our costs; accidents at mining projects, whether owned by us or otherwise; cyber-attacks or cyber-breaches; natural disasters, terrorist attacks, and acts of war, including the large-scale invasion of Ukraine by Russia; general economic, industry and market conditions, such as the impact of the COVID-19 pandemic, on our industry and market conditions, or the occurrence of other epidemics or pandemics; and the other factors described in this “Risk Factors” section.
In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources. Furthermore, negative public announcements of the results of hearings, motions or other interim proceedings or developments could have a negative effect on the market price of our common stock.
If securities or industry analysts do not publish research or reports about us, or if they downgrade our common stock, the price of our common stock could decline.
The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about us, the price of our common stock would likely decline. In addition, if our results of operations fail to meet the forecasts of analysts, the price of our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price and trading volume of our common stock to decline.
The market price of our common stock is subject to fluctuations and may not reflect our long-term value at any given time, and we may be subject to securities litigation as a result.
The price of our common stock is likely to be significantly affected by a variety of factors and events including short-term changes to our financial condition or results of operations as reflected in our quarterly financial statements. Other factors unrelated to our performance that may have an effect on the price of our common stock include the following: (i) the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common stock; (iii) the size of our public float may limit the ability of some institutions to invest in our securities; and (iv) a substantial decline in the price of our common stock that persists for a significant period of time could cause our securities to be delisted from the NYSE American or TSX, further reducing market liquidity.
As a result of any of these factors, the market price of our common stock is subject to fluctuations and may not accurately reflect our long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Robert Friedland, our founder and Executive Chairman, and I-Pulse, one of our principal stockholders that is affiliated with Mr. Friedland, have a substantial degree of influence over the outcome of all matters submitted to stockholders, which may delay or prevent a change of control.
Robert Friedland, our Executive Chairman and a director, and I-Pulse, one of our principal stockholders that owns more than 5% of our outstanding common stock and that is affiliated with Mr. Friedland, in the aggregate, beneficially owns shares representing approximately 21.1% of our voting stock. As a result, if Mr. Friedland and I-Pulse act together, they would have the ability to influence the outcome of all matters submitted to our stockholders for approval. For example, if Mr. Friedland and I-Pulse act together, they would have the ability to influence the outcome of the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, on March 30, 2022, I-Pulse issued to Mr. Friedland a promissory note evidencing I-Pulse’s obligation to repay a principal amount of $10 million with interest at a rate equal to 2% per annum, maturing on December 31, 2023. Under this promissory note, Mr. Friedland has the right to elect to receive, as payment in kind for the principal and interest then outstanding under such note, shares of common stock of the Company currently owned by I-Pulse. To the extent that Mr. Friedland exercises his right to receive shares under this promissory note, his percentage ownership in the Company will increase and I-Pulse’s percentage ownership will decrease by the same amount.

This concentration of ownership control may delay, defer or prevent a change in control; entrench our management and board of directors; or delay or prevent a merger, consolidation, takeover or other business combination involving us that other stockholders may desire, even if such a change of control would be beneficial to our existing stockholders.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:
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amendments to certain provisions of our amended and restated certificate of incorporation or amendments to our amended and restated bylaws generally require the approval of at least 66 2∕3% of the voting power of our outstanding capital stock;

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our stockholders are only able to take action at a meeting of stockholders and are not able to take action by written consent for any matter;

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our amended and restated certificate of incorporation do not provide for cumulative voting;

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vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;

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a special meeting of our stockholders may only be called by the chairperson of our board of directors or our Chief Executive Officer, as applicable, or a majority of our board of directors;

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restrict the forum for certain litigation against us to Delaware or the federal courts of the United States, as applicable;

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our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

Moreover, Section 203 of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. See “Description of Capital Stock” for additional information.
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation designates specific state or federal courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:

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any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

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any action asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

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any action asserting a claim that is governed by the internal affairs doctrine (the “Delaware Forum Provision”).

The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Further, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the United States federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
We do not currently intend to pay dividends on our common stock and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our business. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their shares of common stock after price appreciation as the only way to realize any future gains on their investment. The payment of any future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy.”
We may incur significant additional costs and expenses, including costs and expenses associated with obligations relating to being a public company, which will require significant resources and management attention and may divert focus from our business operations, particularly after we are no longer an “emerging growth company” or a “smaller reporting company”.
Our general administrative expenses, such as legal and accounting expenses related to becoming and being a public company, have increased since becoming a public company in June 2022. Prior to our initial public offering, we had not been required in the past to comply with the requirements of the SEC or the British Columbia Securities Commission or other applicable Canadian securities regulators (collectively the

“CSA”), to file periodic reports with the SEC or the CSA, or to have our consolidated and combined carve-out financial statements completed, reviewed, or audited and filed within a specified time. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, applicable Canadian securities laws and regulations, the listing requirements of the NYSE American and the TSX and other applicable securities rules and regulations. As a public company, we incur significant legal, accounting, insurance, and other expenses, including expenses related to our ESG strategy. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” or a “smaller reporting company”.
Furthermore, the need to continue to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, operating results, financial condition, and prospects. If we fail to manage these additional costs or increase our revenue, we may incur losses in the future.
We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We may remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of our initial public offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.23 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1.0 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
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being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

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being exempt from compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Even after we no longer qualify as an emerging growth company, we may continue to qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation. In addition, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company.
We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The JOBS Act also permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.
If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.
As a public company, we will be required to implement and maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act at the time of our second annual report on Form 10-K. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.
To achieve compliance with Section 404 within the prescribed period, we have commenced a process to document and evaluate our internal control over financial reporting, which is time consuming, costly, and complicated. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, engaging outside consultants and adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Many of our controls will need to change significantly as a result of becoming a public company, including enacting new entity-level controls in areas such as governance and oversight. We also expect to have changes in controls related to the application of United States generally accepted accounting principles, as we and our foreign subsidiaries have previously applied international financial reporting standards. There is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.
If during the evaluation and testing process, we identify one or more material weaknesses in the design or effectiveness of our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.
Non-U.S. holders may be subject to United States federal income tax on gain on the sale or other taxable disposition of shares of our common stock.
Because we hold significant United States real property interests, we believe we are a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes. As a result, a non-U.S. holder (as defined in “Certain United States Federal Income Tax and Estate Tax Consequences to Non-U.S. Holders”) generally will be subject to United States federal income tax with respect to any gain on the sale or other taxable disposition of shares of our common stock (and will be required to file a United States federal income tax return for the taxable year of such sale or other taxable disposition), unless our common stock is regularly traded on an established securities market and such non-U.S. holder did not actually or constructively hold more than 5% of our common stock at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition and (b) the non-U.S. holder’s holding period in such stock. Additionally, a purchaser of our common stock generally will be required to withhold and remit to the Internal Revenue Service (the “IRS”) fifteen percent (15%) of the purchase price paid to such non-U.S. holder unless, at the time of such sale or other disposition, any class of our stock is regularly traded on an established securities market or any other exception to such withholding applies.
We believe that our common stock currently is regularly traded on an established securities market. However, no assurance can be given that our common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our common stock.
A significant number of the members of our board of directors and executive officers and certain of the experts named in this prospectus are non-U.S. residents, and you may not be able to enforce civil liabilities against these persons.
Although Ivanhoe Electric is incorporated under the DGCL, a significant number of the members of our board of directors and executive officers and certain of the experts named in this prospectus are non-U.S. residents, and certain assets of such persons are located outside the United States. Our corporate headquarters is currently located in Canada. As a result, you may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons or their assets, judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws. In addition, you may not be able to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in Canada against us, our directors and executive officers and certain of the experts named in this prospectus or the assets of such persons.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain, or will contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, but are not limited to, statements with respect to: estimated calculations of mineral reserves and resources at our properties, plans and objectives, industry trends, prices of the minerals we are exploring for, our requirements for additional capital, treatment under applicable government regimes for permitting or attaining approvals, government regulation, environmental risks, title disputes or claims, and synergies of potential future acquisitions. These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “could,” “should,” “would,” “achieve,” “budget,” “scheduled,” “forecasts,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.
All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:
•
our mineral projects are all at the exploration stage;

•
we have no mineral reserves, other than at the San Matias project;

•
we have a limited operating history on which to base an evaluation of our business and prospects;

•
we depend on our material projects for our future operations;

•
our mineral resource calculations at the Santa Cruz Project are only estimates;

•
actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated;

•
the title to some of the mineral properties may be uncertain or defective;

•
our business is subject to changes in the prices of copper, nickel, vanadium, cobalt, platinum group elements, gold and silver;

•
we have claims and legal proceedings against one of our subsidiaries;

•
our business is subject to significant risk and hazards associated with mining operations;

•
our failure to identify attractive acquisition candidates or joint ventures with strategic partners or our inability to successfully integrate acquired mineral properties or successfully manage joint ventures impacts our business;

•
our business is extensively regulated by the United States and foreign governments as well as local governments;

•
the requirements that we obtain, maintain and renew environmental, construction and mining permits are often a costly and time-consuming process;

•
our non-U.S. operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations; and

•
our operations may be impacted by the COVID-19 pandemic, including impacts to the availability of our workforce, government orders that may require temporary suspension of operations, and the global economy.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.
All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
Certain forward-looking statements are based on assumptions, qualifications and procedures which are set out only in the Santa Cruz Technical Report and Tintic Technical Report. For a complete description of assumptions, qualifications and procedures associated with such information, you should refer to the full text of the Santa Cruz Technical Report and Tintic Technical Report, which are included as Exhibits 96.1 and 96.2 to the registration statement of which this prospectus forms a part.

USE OF PROCEEDS
We will not receive any proceeds from the sales of Shares by the selling stockholders.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend upon such factors as our earnings, capital requirements, requirements under the DGCL and other factors that our board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
Our historical financial data discussed below reflects our historical financial condition and results of operations. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim condensed consolidated and combined carve-out financial statements for the nine months ended September 30, 2022 and 2021 and related notes and our consolidated and combined carve-out financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.
Separation from HPX
We were incorporated under the laws of the State of Delaware on July 14, 2020, as a wholly-owned subsidiary of HPX.
On April 30, 2021, HPX completed a reorganization whereby HPX contributed (i) all of the issued and outstanding shares of HPX’s subsidiaries, other than those holding direct or indirect interests in its Nimba Iron Ore Project in Guinea; (ii) certain property, plant and equipment; and (iii) certain financial assets, in exchange for shares of our common stock. HPX then distributed the shares of our common stock to HPX stockholders by way of a dividend, with each HPX stockholder receiving one share of our common stock for each HPX share of common stock held by the stockholder.
The Company has historically operated as part of the HPX business and not as a standalone company. The financial statements for historical periods presented prior to April 30, 2021, the spinoff date, were derived from the consolidated financial statements and accounting records of HPX. These combined carve-out financial statements for the periods prior to April 30, 2021 reflect the carved out and combined historical financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The combined carve-out financial statements may not be indicative of our future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had we operated as an independent company during the periods presented, particularly because of changes we expect to experience in the future as a result of the separation, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business.
The combined carve-out financial statements for periods prior to April 30, 2021 include certain assets and liabilities that have historically been held at the HPX corporate level, but are specifically identifiable to or otherwise attributable to us.
Prior to completing the spinoff, HPX incurred corporate and technical costs attributable to the Company and the Nimba Iron Ore Project. Accordingly, the combined carve-out financial statements include costs allocations from HPX, including executive oversight, occupancy, office overhead, accounting, tax, treasury, legal, information technology, human resources and mineral exploration. These allocations were made on the basis of direct usage. All such amounts were deemed incurred and settled by the Company in the period in which the costs were recorded and are included in net parent investment in the consolidated and combined carve-out financial statements up to the date of the spinoff.
Allocated costs for the period from January 1, 2021 to April 30, 2021 totaled $1.3 million and for the years ended December 31, 2020 and 2019, totaled $7.0 million and $6.6 million, respectively. These allocated costs were primarily included in general and administrative expenses and exploration expenses in the consolidated and combined carve-out statements of loss.
Reverse Stock Split
On June 16, 2022, we effected a reverse stock split of our outstanding common stock at a ratio of 3-for-1 (the “Reverse Stock Split”). The number of authorized shares and the par value of the common stock were not adjusted as a result of the Reverse Stock Split. All references to common stock, options to purchase common stock, per share data and related information have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented.
Initial Public Offering
On June 30, 2022, we completed an initial public offering of 14,388,000 shares of our common stock at a price of $11.75 per share, resulting in gross proceeds from the offering of $169.1 million. The Company’s shares were listed on the NYSE American and the Toronto Stock Exchange under the ticker symbol “IE”.
Business Overview
We are a United States domiciled minerals exploration and development company with a focus on developing mines from mineral deposits principally located in the United States in order to support American supply chain independence and to deliver the critical metals necessary for electrification of the economy. We believe the United States is significantly underexplored and will yield major new discoveries of these metals. Our mineral projects focus on copper, nickel, vanadium, cobalt, platinum group elements, gold and silver.
“Our” mineral projects refers to our interests in such projects which may be a direct ownership interest in mineral titles (including through subsidiary entities), a right to acquire mineral titles through an earn-in or option agreement, or, in the case of our investments in publicly listed companies in Canada, through our ownership of the equity of those companies, that have an interest in such mineral projects.
Our two material mineral projects are located in the United States and are known as the Santa Cruz Copper Project (“Santa Cruz” or the “Santa Cruz Project”) in Arizona and the Tintic Copper-Gold Project (“Tintic” or the “Tintic Project”) in Utah. We have the option to acquire 100% of the mineral rights constituting the Santa Cruz and Tintic projects.
Our other key mineral projects are the Hog Heaven Project, located in Montana (the “Hog Heaven Project”), and the Ivory Coast Project located in West Africa, which is held through our 23% equity interest in Sama Resources Inc. (“Sama”) and our 30% direct interest in the Sama Nickel Corporation Inc. joint venture.
We also have investments in publicly traded companies in Canada, and through our ownership of equity in those companies, we have an indirect interest in mineral projects in the United States, Canada, Colombia, Ivory Coast and Peru.
In addition to our mineral projects, we also own controlling interests in two technology companies: VRB and CGI. As of September 30, 2022, we owned 90.0% of the outstanding shares of VRB. VRB and its subsidiary companies are primarily engaged in the design, manufacture, installation, and operation of energy storage systems. As of September 30, 2022, we owned 94.3% of CGI’s outstanding shares. CGI has developed technology that consists of sophisticated codes to process geophysical data and build 3D subsurface images that could indicate the presence of various natural resources, including metallic minerals and water. CGI offers mineral prospectivity and drill target identification services, data analytic tools and optimization of operational processes. CGI provides fee-for-service and licensing agreements for one-off technology applications to customers in the area of critical minerals, energy and water exploration.
Impact of the COVID-19 Pandemic
The COVID-19 global pandemic has caused governments worldwide to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, business shutdowns, and other measures. The COVID-19 pandemic has negatively affected the global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly affected global supply chains, all of which have and are expected to continue to affect our future exploration activities and business. To the extent the COVID-19 pandemic adversely affects our business prospects, financial condition, and results of operation, it may also have the effect of exacerbating many of the other risks described in the “Risk Factors” section. See “Risk Factors” for a further discussion of the potential adverse impact of COVID-19 on our business, results of operations, and financial condition.

Selected Financial Information
The selected financial information set forth below is presented in accordance with U.S. GAAP and is derived from our unaudited interim condensed consolidated and combined carve-out financial statements for the nine months ended September 30, 2022 and 2021 and our audited consolidated and combined carve-out financial statements for the years ended December 31, 2021, 2020 and 2019. We did not declare or pay any dividends or distributions in any financial reporting period.
	Year Ended December 31,			Nine Months Ended September 30,
(In thousands)	2021	2020	2019	2022	2021
Revenue	$4,652	$4,633	$3,752	$8,172	$4,099
Cost of sales	(1,520)	(1,785)	(1,806)	(1,042)	(1,172)
Gross profit	3,132	2,848	1,946	7,130	2,927
Expenses:
Exploration expenses	39,505	14,094	12,906	75,157	24,563
General and administrative expenses	20,402	11,651	10,768	16,738	14,108
Research and development expenses	3,825	3,629	4,171	3,728	2,719
Net loss attributable to:
Common stockholders or parent	59,320	25,234	24,634	110,206	33,034
Comprehensive loss attributable to:
Common stockholders or parent .	59,284	25,477	24,368	116,053	39,728
Basic and diluted loss per share attributable to common stockholders or parent	$0.96	$0.42	$0.41	$1.50	$0.54
Total assets	153,531	71,721	52,777	192,416	145,619
Total non-current liabilities	85,134	7,805	4,469	31,018	78,240
Segments
We account for our business in three business segments — (i) critical metals, (ii) data processing and software licensing services and (iii) energy storage systems.
Significant Components of Results of Operations
Revenue, Cost of Sales and Gross Profit
We generate revenue from our technology businesses CGI and VRB, which are included in the data processing and energy storage systems business segments, respectively. We have not generated any revenue from our mining projects because they are in the exploration stage. We do not expect to generate any revenue from our mining projects for the foreseeable future.
For the years ended December 31, 2021, 2020 and 2019, the majority of our revenue came from CGI’s sale of data processing services to the mining and oil and gas industries, which included amounts from a customer under a three-year contract that covered the period from August 2018 to August 2021. Revenue from this customer represented 74%, 73% and 46% of sales for the years ended December 31, 2021, 2020 and 2019. During the fourth quarter of 2021, CGI entered into a new agreement with this customer whereby it agreed to license certain software for a one-time fee of $6.5 million, which was received and recognized in the first quarter of 2022. The agreement also provides for $0.5 million of service fees payable in two installments, one in the first quarter of 2022 and one in the first quarter of 2023. This agreement resulted in $6.7 million in revenue from this customer being recognized in the nine months ended September 30, 2022. At September 30, 2022, there remained a final payment of $250,000 under this agreement. We cannot provide any assurance that we will enter into any additional contracts with this customer in the future.
We also generate revenue from VRB, which develops, manufactures and sells energy storage systems.

Exploration Expenses
Exploration expenses include topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and activities in relation to identifying a mineral resource and then evaluating the technical feasibility and commercial viability of extracting the mineral resource, as well as value-added taxes in relation to these direct exploration and evaluation costs incurred in foreign jurisdictions where recoverability of those taxes is uncertain. Exploration expenses also include salaries, benefits and stock compensation expenses of the employees performing these activities.
Exploration expenses also include payments under earn-in and option agreements where the option right is with respect to entities owning the underlying mineral project in the exploration project phase. Through our earn-in and option agreements, we have the right (and in some cases, the obligation) to fund and conduct exploration on the underlying mineral project prior to determining whether to acquire a minority or majority ownership interest through further funding the costs of such exploration and, in some cases, through direct payments to the owners of the project. In the event we cease making expenditures on an exploration mineral project or fail to incur the agreed level of exploration expenditures, we will not obtain an ownership right beyond any which may have been acquired as of the date of termination.
From 2019 to 2021, Cordoba’s San Matias project accounted for a significant portion of our exploration expenses. However, we expect that going forward, exploration expenses at Santa Cruz and Tintic will also be significant as we advance these projects with the funds we have raised during 2021 and 2022, and with a portion of the proceeds from our initial public offering.
Included in exploration expenses are exploration costs that we incur in relation to generating new projects. These activities may or may not proceed to earn-in agreements depending on our evaluation. These are categorized as “Project generation and other”.
General and Administrative Expenses
Our general and administrative expenses consist of salaries and benefits, stock compensation, professional and consultant fees, insurance and other general administration costs. Our general and administrative expenses have increased significantly now that we are operating as a public company and have commenced strengthening our management team. We expect higher costs related to salaries, benefits, stock compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other shareholder-related fees, directors’ and officers’ and other insurance costs and other administrative costs.
Research and Development Expenses
Expenditures on research and development activities are recognized as an expense in the period in which they are incurred. Since 2018, the majority of our research and development expenses came from CGI’s data processing business, which includes amortization expenses related to its artificial intelligence intellectual property, which it acquired in 2018. VRB also conducts research and development activities to continue to advance its energy storage system technology. We expect research and development expenses to increase as our technology-based businesses continue to grow.
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
For the nine months ended September 30, 2022, we recorded a net loss attributable to common stockholders of $110.2 million ($1.50 per share), compared to $33.0 million ($0.54 per share) for the nine months ended September 30, 2021, which was an increase of $77.2 million. Significant contributors to this increase in the nine months ended September 30, 2022 were a $50.6 million increase in exploration expenditures, a $18.8 million increase in non-cash loss on revaluation of convertible debt and a $2.6 million increase in general and administrative expenses, offset by an increase in revenue of $4.1 million compared to the nine months ended September 30, 2021.
Exploration expenses of $75.2 million for the nine months ended September 30, 2022, increased by $50.6 million from $24.6 million for the nine months ended September 30, 2021. This increase is largely attributed to exploration expenditures at the Santa Cruz Project. During the nine months ended September 30, 2022, expenditures largely focused on exploration activities at:
•
the Santa Cruz Project where $46.4 million of exploration expenditure was incurred in the nine months ended September 30, 2022 compared to $2.6 million incurred in the nine months ended September 30, 2021. Activities during the nine months ended September 30, 2022 at Santa Cruz were focused on a program of resource in-fill, geotechnical, hydrological and metallurgical drilling, in addition to a 26.5 km2 (6,500 acre) Typhoon™ 3D IP survey that was completed in July 2022. Included in the $46.4 million of exploration expenditure was a $5.7 million expense related to amounts that had been previously capitalized as part of an agreement to purchase certain land adjacent to the Santa Cruz Project. In September 2022, the agreement was terminated by the Company.

•
the San Matias Project where $11.8 million of exploration expenditure was incurred in the nine months ended September 30, 2022, focused on the commencing of a Feasibility Study on the Alacran deposit in May 2022 which included starting the 25,000-meter initial phase infill drill program; and

•
the Pinaya Project where $2.4 million of exploration expenditure was incurred in the nine months ended September 30, 2022. Activities included a 3,046-meter drill program that began in November 2021 and that was completed in January 2022 as well as expenditures related to the IP survey which began in March 2022 and that was completed on June 30, 2022.

General and administrative expenses of $16.7 million for the nine months ended September 30, 2022 increased by $2.6 million from $14.1 million in the nine months ended September 30, 2021. Several items contributed to the increase, including:
•
a $1.1 million increase in accounting and audit fees largely related to the requirements of our filings and initial public offering;

•
a $1.7 million increase in directors and officers insurance expenses during the nine months ended September 30, 2022 in relation to the new directors and officers’ insurance policy we entered into when we became a public company in June 2022. There was no similar expense in prior years; and

•
a $0.7 million increase in administration expenses at VRB primarily due to an increase in professional fees in relation to certain technical studies that it was conducting.

The above increases were offset by $1.4 million of financing fees relating to the issuance of $50.0 million aggregate principal amount of unsecured convertible promissory notes (“Series 1 Convertible Notes”) and common stock private placement in the nine month period ended September 30, 2021. There was no similar expense in the nine months ended September 30, 2022.
During the nine months ended September 30, 2022, we recorded a non-cash $19.0 million loss on revaluation of convertible debt which related to the conversion of the Notes that were automatically converted into shares of common stock upon the completion of the initial public offering on June 30, 2022.
Revenue for the nine months ended September 30, 2022 was $8.2 million, an increase of $4.1 million from $4.1 million for the nine months ended September 30, 2021.
	Nine months ended September 30,		Percentage change year over year
	2022	2021
(In thousands)
Software licensing and data processing services:
Revenue	$7,545	$3,993	89%
Cost of sales	(444)	(1,091)	(59)%
Gross profit	$7,101	$2,902	147%
VRB: Energy storage systems:
Revenue	$627	$106	491%
Cost of sales	(598)	(81)	(638)%
Gross profit	$29	$25	16%

CGI’s software licensing and data processing services to the mining and oil and gas industries represented 92.3% of our revenue for the nine months ended September 30, 2022 ($7.5 million) and 97.4% for the nine months ended September 30, 2021 ($4.0 million). The increase in CGI’s revenue was a result of a new contract that CGI entered into with one of its customers upon the expiration in 2021 of a previous three-year contract. Under the new agreement with this customer, CGI agreed to license certain software for a one-time fee of $6.5 million, which was received and recognized in the first quarter of 2022. As at September 30, 2022, there only remains a final payment of $250,000 under this agreement due in 2023. We cannot provide any assurance that we will enter into any additional contracts with this customer in the future.
VRB’s energy storage system revenue represented 7.7% of our revenue for the nine months ended September 30, 2022 ($0.6 million) and 2.6% for the nine months ended September 30, 2021 ($0.1 million). During the nine months ended September 30, 2022, VRB delivered, installed and commissioned a 125kW/500kWh energy storage system to a customer which resulted in $0.3 million of revenue being recognized. In addition, VRB also recognized $0.3 million in revenue from the sale of electrolyte.
Research and development expenses for the nine months ended September 30, 2022 were $3.7 million, an increase of $1.0 million from the same period in 2021 attributable to a $0.6 million increase in research and development activity at CGI and a $0.4 million increase at VRB. Research and development activities increased in 2022 at CGI as CGI has been focused on developing its services to generate new business after completing the $6.5 million software licensing agreement.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
For the year ended December 31, 2021, we recorded a net loss attributable to common stockholders of $59.3 million ($0.96 per share), compared to $25.2 million ($0.42 per share) for the year ended December 31, 2020, which was an increase of $34.1 million. Significant contributors to this $34.1 million increase in 2021 were a $25.4 million increase in exploration expenditures and an $8.8 million increase in general and administrative expenses compared to 2020.
Exploration expenses of $39.5 million in 2021 increased by $25.4 million from $14.1 million in 2020. During 2021, expenditures largely focused on exploration activities at:
•
the San Matias Project where pre-feasibility study fieldwork was conducted;

•
the Santa Cruz Project where significant activities occurred in the fourth quarter of 2021 that included a four-hole diamond drill program and the completion of a mineral resource estimate. We also completed a passive seismic survey;

•
the Tintic Project where we completed a small exploration drill program in the fourth quarter of 2021; and

•
the Hog Heaven Project where we completed a three dimensional IP survey in the summer of 2021 and a detailed ground gravity survey in September 2021.

General and administrative expenses of $20.4 million in 2021 increased by $8.8 million from $11.7 million in 2020. Several items contributed to the increase including:
•
$1.4 million of financing fees relating to the Series 1 Convertible Notes and common stock offering (2020: $nil);

•
$1.4 million in expenditures related to entering into an agreement for aviation services with a related company during 2021 (2020: $nil);

•
$0.9 million expensed in 2021 for an Ivanhoe Electric stock option grant (2020: $nil);

•
$1.8 million in staff and administrative costs at VRB as a result of increased headcount and administrative related expenditures after the completion of its convertible notes financing; and

•
$3.0 million in legal, accounting and administrative expenses largely related to preparation for this offering during the second half of 2021, particularly during the fourth quarter of 2021.

Research and development expenses in 2021 were $3.8 million, an increase of $0.2 million from 2020 primarily attributable to a $0.3 million increase in research and development activity at VRB.

Revenue for the year ended December 31, 2021 was $4.7 million, which was consistent with $4.6 million for the year ended December 31, 2020.
Substantially all of our revenue for the years ended December 31, 2021 and 2020 came from CGI’s data processing services to the mining and oil and gas industries, which represented 97% of our revenue in 2021 ($4.5 million) and 91% in 2020 ($4.2 million).
	2021	2020	Percentage change year-over-year
(In thousands)
Data processing services:
Revenue	$4,512	$4,212	+7%
Cost of sales	(1,427)	(1,508)	-5%
Gross profit	$3,085	$2,704	+14%
CGI’s data processing gross profit for 2021 was $3.1 million, a $0.3 million or 14% increase from $2.7 million in 2020. This increase was a result of a 7% increase in revenue of $0.3 million combined with a 5% decrease in cost of sales.
CGI’s data processing revenue increased by $0.3 million from $4.2 million in 2020 to $4.5 million in 2021, which was a result of a $0.2 million increase in revenue from CGI’s significant customer which generated revenue of $3.5 million in 2021, compared to $3.3 million in 2020. During the fourth quarter of 2021, CGI entered into a new agreement with this customer whereby it agreed to license certain software for a one-time fee of $6.5 million, which was received and recognized in the first quarter of 2022. The agreement also provides for $500,000 of service fees payable in two installments, one in the first quarter of 2022 and one in the first quarter of 2023. Given the change in the contractual arrangement with this customer, the amount and timing of revenue for 2022 and beyond are expected to be significantly different than historical amounts. We cannot provide any assurance that we will enter into any additional contracts with this customer in the future.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For the year ended December 31, 2020, we recorded a net loss attributable to common stockholders of $25.2 million ($0.42 per share) compared to $24.6 million ($0.41 per share) for the year ended December 31, 2019, an increase of $0.6 million.
Exploration expenses of $14.1 million in 2020 increased by $1.2 million from $12.9 million in 2019. During 2020, expenditures largely focused on exploration activities at Cordoba’s San Matias Project, Kaizen’s Pinaya Project, our Tintic Project and generating new exploration projects. The main change in 2020 from 2019 was an increase at the Pinaya Project of $1.0 million as a result of Kaizen completing a drilling campaign from January to March 2020.
General and administrative expenses of $11.7 million in 2020 increased by $0.9 million from $10.8 million in 2019. The increase was largely the result of increased legal fees at Kaizen of $0.8 million as result of the AM Gold litigation. See “Business — Legal Proceedings.”
Research and development expenses in 2020 were $3.6 million, a decrease of $0.5 million from 2019. The decrease was a result of less research and development expenditure being incurred at VRB due to a shutdown of activities in the first quarter of 2020 as a result of the COVID-19 pandemic.
Revenue for the year ended December 31, 2020 was $4.6 million compared to $3.8 million for the year ended December 31, 2019, an increase of $0.8 million.
The majority of our revenue for the years ended 2020 and 2019 came from CGI’s sale of data processing services to the mining and oil and gas industries, which represented 91% of our revenue in 2020 ($4.2 million) and 81% in 2020 ($3.0 million).

	2020	2019	Percentage change year-over-year
(In thousands)
Data processing services:
Revenue	$4,212	$3,032	+39%
Cost of sales	(1,508)	(1,035)	+45%
Gross profit	$2.704	$1,997	+35%
CGI’s data processing gross profit for 2020 was $2.7 million, a $0.7 million (or 35%) increase from $2.0 million in 2019. This increase was a result of a 39% increase in revenue of $1.2 million combined with a 45% increase ($0.5 million) in cost of sales.
CGI’s increase in data processing revenue of $1.2 million largely relates to a $1.7 million increase in revenue from CGI’s significant customer, which generated revenue of $3.4 million in 2020, compared to $1.7 million in 2019.
CGI’s increase in data processing services cost of sales of $0.5 million relates to a $0.5 million share based compensation expense in relation to a 2020 CGI option grant (2019: $nil).
Liquidity, and Capital Resources and Capital Requirements
Cash Resources
We have recurring net losses and negative operating cash flows and we expect that we will continue to operate at a loss for the foreseeable future.
We generate revenue from our technology businesses. We have not generated any revenue from our mining projects and do not expect to generate any revenue from our mining projects for the foreseeable future.
We have funded our operations primarily through the sale of our equity and convertible securities.
We raised funds between August 3, 2021 and November 17, 2021 by selling shares and Series 1 Convertible Notes for gross proceeds of $60.0 million. In addition, on April 5, 2022, we raised funds by selling $86.2 million aggregate principal amount of unsecured convertible promissory notes (the “Series 2 Convertible Notes”) for gross proceeds of $86.2 million.
On June 30, 2022, we closed our initial public offering of 14,388,000 shares of our common stock at a price of $11.75 per share. The gross proceeds from the offering were approximately $169.1 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
At September 30, 2022, and December 31, 2021, we had cash and cash equivalents of $177.7 million and $49.9 million, respectively, and a working capital balance of $172.1 million and $17.7 million, respectively. Of the total cash and cash equivalents at September 30, 2022 and December 31, 2021, $16.7 million and $28.5 million, respectively, was not available for the general corporate purposes of the Company as these amounts were held by non-wholly-owned subsidiaries.
We believe that we will have sufficient cash resources to carry out our business plans, including our currently planned exploration activities at our mineral projects, for at least the next 12 months. We have based these estimates on our current assumptions which may require future adjustments based on our ongoing business decisions as well as, in particular, exploration success at our mineral projects. Accordingly, we may require additional cash resources earlier than we currently expect or we may need to curtail currently planned exploration activities.
Our significant operational expenses include the payments that we anticipate making under the various earn-in and option agreements to which we are a party. These agreements are structured to provide us with flexibility whereby our ability to continue to explore on a mineral project is contingent on funding agreed specified levels over specified time intervals. A summary of our mineral obligations and payments as at September 30, 2022 are as follows:

Mineral Project Obligation and Payments as at September 30, 2022 (in $ thousands):
Mineral Project	Commitment	2022	2023	2024	2025	2026-2032	Total
Santa Cruz (USA)	Discretionary	$—	6,550	10,300	596	$—	$17,446
Santa Cruz (USA)	Non-discretionary	—	800	920	—	—	1,720
Total Santa Cruz (USA)		—	7,350	11,220	596	—	19,166
Tintic (USA)	Discretionary	—	5,288	—	—	—	5,288
Hog Heaven (Montana)	Discretionary	—	3,500	500	500	39,000	43,500
Ivory Coast (Ivory Coast)	Discretionary	—	—	—	—	7,762	7,762
South Voisey’s Bay (Canada)	Discretionary	—	—	4,416	—	—	4,416
Crystal Haven (Australia)	Discretionary	—	7,000	—	35,000	—	42,000
Unity (USA)	Discretionary	—	2,000	2,250	—	—	4,250
Cave & Lincoln (USA)	Discretionary	—	150	200	250	2,250	2,850
Carolina Mining (USA)	Discretionary	—	—	—	5,000	20,000	25,000
Total		$—	$25,288	$18,586	$41,346	$69,012	$154,232
Cash Balances as of September 30, 2022 and December 31, 2021
The table below discloses the amounts of cash disaggregated by currency denomination as of September 30, 2022 in each jurisdiction that our affiliated entities are domiciled.
	Currency by Denomination (in USD Equivalents)
	US dollars	Canadian dollars	Chinese Renminbi	Other	Total
(In thousands)
Jurisdiction of Entity:
USA	$159,733	$582	$—	$—	$160,315
Cayman Islands	9,398	9	—	—	9,407
Canada	3,046	2,654	—	—	5,700
China	—	—	1,607	—	1,607
British Virgin Islands	451	2	—	—	453
Other	62	1	—	121	184
Total	172,690	3,248	1,607	121	177,666
The table below discloses the amounts of cash disaggregated by currency denomination as of December 31, 2021 in each jurisdiction that our affiliated entities are domiciled.
	Currency by Denomination (in USD Equivalents)
	US dollars	Canadian dollars	Chinese Renminbi	Other	Total
(In thousands)
Jurisdiction of Entity:
USA	$20,314	$392	$—	$—	$20,706
Cayman Islands	15,212	—	—	—	15,212
Canada	2,585	7,432	—	—	10,017
China	—	—	3,192	—	3,192
British Virgin Islands	449	2	—	—	451
Other	136	1	—	135	272
Total	$38,696	$7,827	$3,192	$135	$49,850

Our subsidiary VRB, domiciled in the Cayman Islands, is subject to certain foreign exchange restrictions with respect to its PRC subsidiaries. There are foreign exchange policies in the PRC that limit the amount of capital that can be directly transmitted offshore from VRB’s PRC subsidiaries to VRB. Since their incorporation, these PRC subsidiaries have had accumulated losses and have not declared or paid any dividends or made any distribution of earnings.
There were no cash transfers to or from our PRC subsidiaries in the form of intercompany loans during the nine months ended September 30, 2022 or during the years ended December 31, 2021, 2020 and 2019.
Refer to Note 22 of our consolidated and combined carve out financial statements which outlines other restrictions on transfers of net assets from our consolidated subsidiaries to the Company.
Convertible Bond — VRB.
On July 8, 2021, VRB issued a convertible bond for gross proceeds of $24.0 million. The bond has a five-year term and interest accrues at a rate of 8% per annum. Prior to the maturity date, the convertible bond is automatically converted into equity of VRB upon an equity financing or sale event, at a price per share equal to the lower of (A) the transaction price of the equity financing or sale event, and (B) the valuation cap price of $158.0 million divided by the total shares outstanding at the time of the event. If no equity financing or sale event occurs, VRB must repay the outstanding principal and interest on maturity.
Cash Flows
The following table presents our sources and uses of cash for the periods indicated:
	Year Ended December 31,			Nine Months Ended September 30,
(In thousands)	2021	2020	2019	2022	2021
Net cash (used in) provided by:
Operating activities	$(47,832)	$(22,984)	$(22,979)	$(77,777)	$(20,523)
Investing activities	(22,632)	(16,746)	(9,495)	(38,343)	(8,803)
Financing activities	110,976	44,087	33,957	245,508	109,355
Effect of foreign exchange on cash	(3)	285	124	(572)	(183)
Total change in cash	$40,509	$4,642	$1,607	$127,816	$70,846
Operating activities.
Net cash used in operating activities for all periods presented largely was spent on our exploration expenses and our general and administrative costs. We do not generate adequate cash from operations to cover our operating expenses and therefore rely on our financing activities to provide the cash resources to fund our operating and investing activities.
Net cash used in operating activities for the nine months ended September 30, 2022 was $78.8 million, an increase of $49.3 million from the $29.5 million of net cash used for the nine months ended September 30, 2021.
Net cash used in operating activities for the year ended December 31, 2021 was $47.8 million, an increase of $24.8 million from the $23.0 million of net cash used in 2020.
Net cash used in operating activities for the year ended December 31, 2020 was $23.0 million, consistent with $23.0 million of net cash used in 2019.
Investing activities.
Our investing activities generally relate to acquisitions of mineral property interests, purchases of public company shares in companies that we may partner with and capital expenditures at our projects. To date, due to our mining projects being in the exploration stage we have not incurred material capital expenditures.

Net cash used in investing activities for the nine months ended September 30, 2022 of $38.3 million was mainly attributable to $33.9 million for payments for mineral interests of which $28.8 million were for the Santa Cruz Project and $5.8 million were for the Tintic Project.
Net cash used in investing activities for the year ended December 31, 2021 of $22.6 million was largely attributable to $14.4 million for payments for mineral interests, $3.1 million of payments for intangible assets and $1.6 million for shares of Brixton Metals. The $14.4 million of cash used for purchases of mineral interests related to $5.7 million of payments for the Tintic Project and $8.5 million of payments made in the fourth quarter of 2021 related to the Santa Cruz Project.
Net cash used in investing activities for the year ended December 31, 2020 of $16.7 million was largely attributable to payments for mineral interests for the Tintic Project ($7.0 million) and Cordoba’s exercise of the option on the Alacran earn-in ($7.5 million).
Net cash used in investing activities for the year ended December 31, 2019 of $9.5 million consisted predominantly of $3.7 million of payments for mineral interests for the Tintic Project and $5.3 million of investments in the shares of Sama.
Financing activities.
During the nine months ended September 30, 2022, there was $246.5 million of net cash provided by financing activities representing the $159.3 million of net cash raised upon the closing of our initial public offering on September 30, 2022, and $86.2 million raised from the sale of the Series 2 Convertible Notes.
During the year ended December 31, 2021, cash provided by financing activities was $111.0 million. The sources of cash included $60.0 million that the Company raised from the sale of shares of common stock and Series 1 Convertible Notes. Our subsidiaries also raised funds during the period. VRB raised $24 million through the issuance of a convertible bond and Cordoba and Kaizen completed equity financings and raised external funds totaling $5.3 million. From January to April 2021, the Company’s activities were funded by HPX as they were prior to the April 2021 reorganization.
During the years ended December 31, 2020 and 2019, cash provided by financing activities was $44.1 million and $34.0 million, respectively. These activities were funded by HPX as they were prior to the April 2021 reorganization.
Contractual Obligations and Commitments
As of September 30, 2022, we had the following material contractual obligations in addition to our mineral project payments described above.
	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations(a)	$24,000	$—	$—	$24,000	$—
Leases	1,347	353	991	2	—
Other long-term contractual liabilities(b)	363	—	363	—	—
Total contractual obligations	$25,710	$353	$1,354	$24,002	$—

(a)
Long-term obligations include the $24.0 million convertible bond issued by VRB that matures in 2026 if not converted to common shares of VRB prior to such date. At September 30, 2022, the value of the convertible bond including accrued interest was $26.4 million.

(b)
Includes all other long-term financial liabilities reflected on our balance sheet that are contractually fixed as to timing and amount.

As of December 31, 2021, we had the following material contractual obligations:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations(1)	$74,000	$—	$50,000	$24,000	$—
Leases	399	342	57	—	—
Deferred consideration payable(2)	26,562	26,562	—	—	—
Other long-term contractual liabilities(3)	865	—	865	—	—
Total contractual obligations	$101,826	$26,904	$50,922	$24,000	$—

(1)
Long-term obligations include the $50.0 million of our Series 1 Convertible Notes that mature in 2023 and the $24.0 convertible bond issued by VRB that matures in 2026.

(2)
Deferred consideration payable relates to payments due to CAR related to Santa Cruz Project.

(3)
Includes all other long-term financial liabilities reflected on our balance sheet that are contractually fixed as to timing and amount.

Off Balance Sheet Arrangements
As of September 30, 2022 and December 31, 2021, we were not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, or liquidity.
Related Party Transactions
See “Certain Relationships and Related Party Transactions” and Note 12 of the interim condensed consolidated and combined carve-out financial statements for the nine months ended September 30, 2022 and 2021 and Note 24 of the consolidated and combined carve-out financial statements for the years ended December 31, 2021, 2020 and 2019.
Critical Accounting Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated and combined carve-out financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities as of the date of our financial statements.
Below are the accounting matters that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue, expense, gain or loss being reported. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting estimate is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.
We base our assumptions and estimates on historical experience and various other sources that we believe to be reasonable under the circumstances. Actual results may differ from the estimates we calculate due to changes in circumstances, global economics and politics and general business conditions. A summary of our significant accounting policies is detailed in Note 3 to our consolidated and combined carve-out financial statements included in this prospectus. We have outlined below those policies identified as being critical to the understanding of our business and results of operations and that require the application of significant management judgment in developing estimates.
Recoverable value of exploration mineral interests
We review and evaluate exploration mineral interests for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of our exploration mineral interests and intangible assets did not involve significant estimation in the periods presented as circumstances did not indicate the carrying amount of our assets may not be recoverable. However, the recoverability of our recorded mineral interests is subject to market factors that could significantly affect the recoverability of our assets, such as commodity prices, results of exploration activities and geopolitical circumstances, particularly in Colombia. By nature, significant changes in these factors are reasonably possible to occur periodically, which could materially impact our financial statements.
Stock-based compensation
Compensation expense for options granted to employees, directors and certain service providers is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected life, expected dividend yield and the risk-free interest rate over the expected life of the option. The use of the Black-Scholes option pricing model requires input estimation of the expected life of the option and volatility, which can have a significant impact on the valuation model and resulting expense recorded.
As at September 30, 2022, there had been only one Ivanhoe Electric stock option grant that occurred in June 2021, when we granted 4,483,322 stock options at an exercise price of $2.49 per share to certain directors, officers and employees. The fair value of this option grant was determined using the Black-Scholes option-pricing model as $1.09 per share.
The following assumptions were used to compute the fair value of the options granted in June 2021:
Grant Date
Risk-free interest rate	0.23%
Dividend yield	nil
Estimated Volatility	73.7%
Expected option life	2.6 years
The risk-free interest rate assumption was based on the U.S. treasury constant maturity yield at the date of the grant over the expected life of the option. No dividends are expected to be paid. We calculated the estimated volatility based on the historical volatility of a group of peer companies’ common stock and a group of relevant stock market indices over the expected option life as we are not yet publicly traded. The computation of expected option life was determined based on a reasonable expectation of the option life prior to the option being exercised or forfeited.
As there had been no public market for our common stock prior to our initial public offering, our board of directors determined the per-share fair value of our common stock in connection with this option grant by considering our most recent independent third-party valuations of common stock.
Income taxes
We make estimates and judgments in determining the provision for income tax expense, deferred tax assets and liabilities and liabilities for unrecognized tax benefits, including interest and penalties. We are subject to income tax laws in many jurisdictions, including the United States, Australia, Canada, Colombia, Peru, the Ivory Coast and the PRC.
We report income tax in accordance with U.S. GAAP, which requires the establishment of deferred tax accounts for all temporary differences between the financial reporting and tax bases of assets and liabilities, using currently enacted tax rates. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law.
Realization of deferred tax assets is contingent on the generation of future taxable income. As a result, we consider whether it is more likely than not that all or a portion of such assets will be realized during periods when they are available, and if not, we provide a valuation allowance for amounts not likely to be recognized. In determining our valuation allowance, we have not assumed future taxable income from sources other than the reversal of existing temporary differences. The extent to which a valuation allowance is warranted may vary as a result of changes in our estimates of future taxable income. In addition to the potential generation of future taxable income through the establishment of economic feasibility, development and operation of mines on our exploration assets, estimates of future taxable income could change in the event of disposal of assets, the identification of tax-planning strategies or changes in tax laws that would allow the benefits of future deductible temporary differences in certain entities or jurisdictions to be offset against future taxable temporary differences in other entities or jurisdictions.
We recognize the effect of uncertain income tax positions if those positions are more likely than not of being sustained. The amount recognized is subject to estimates and our judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. We had no uncertain tax positions as of September 30, 2022.
Emerging Growth Company Status
We are an “emerging growth company”, as defined in the JOBS Act. The JOBS Act exempts emerging growth companies from being required to comply with new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated and combined carve-out financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
The accounting policies applied in our consolidated and combined carve-out financial statements included elsewhere in this prospectus reflect the early adoption of certain accounting standards as the JOBS Act does not preclude an emerging growth company from early adopting a new or revised accounting standard to the extent early adoption is allowed by the accounting standard.

INDUSTRY OVERVIEW
Energy Transition and Demand for Copper
Driven by the demands of consumers, corporations, governments, investors and regulatory agencies, there is a global shift and increasing momentum away from fossil fuel-based systems of energy production to renewable energy sources in order to reduce global greenhouse gas emissions.
According to Bloomberg NEF’s “Global Copper Outlook — 2022-2040”, October 11, 2022 (the “October Copper Outlook Report”), the green energy transition is the key driver for future copper demand. Bloomberg NEF sees significant demand growth for this critical metal, increasing by 58% from 2022 to 2040, to 40 million tonnes.
Supply
Bloomberg NEF projects a copper mine supply deficit of over 20 million tonnes by 2040, driven by a lack of near-term, large-scale permitted copper projects and growing demand.
Bloomberg NEF’s best-case scenario, the “Best primary supply forecast scenario”, forecasts that mined copper production will need to increase by 1 million tonnes annually to keep up with growing demand and grade declines at existing copper operations. The long lead times associated with new mine development contributes to the challenging outlook for copper supply growth.
Estimated Long-Term Copper Supply and Demand

Source: The October Copper Outlook Report.
Markets
Copper trades on global metals exchanges, such as the London Metal Exchange (“LME”) and COMEX (a division of the Chicago Mercantile Exchange). Most copper is produced in either coper cathode or copper concentrate. Copper cathodes are sheets made of 99.99% pure copper. Copper concentrates are powder containing 25-40% copper metal and sold to smelters or refiners that refine the concentrate into saleable products. Concentrates are often transported across the globe from miners to countries with smelting capacity that can refine the concentrate into cathode.
Copper prices have increased from a COVID-19 pandemic low of $2.12/lb on March 23, 2020, reaching a high of $4.93/lb in March 2022. The price of copper was $3.81/lb as at December 1, 2022. Copper prices are volatile and are affected by a number of factors. Copper prices are seen as a proxy for global economic activity and more recently have been influenced by prospects for new demand supporting a global transition to clean energy and enhanced electrification.
December 2002 — December 2022 Copper Price (US$/lb)

Source: Copper prices from HG1 Commodity Quote reported by Bloomberg.
The following chart shows the comparative return of investment in copper versus certain other investments.
	1-Year as of December 1, 2021	5-Year as of December 1, 2017	10-Year as of December 1, 2012
Copper	(10.2)%	24.4%	5.1%
Gold	1.1%	40.8%	5.3%
Silver	1.5%	38.9%	(31.8)%
Nickel	37.1%	144.7%	56.1%
Oil	23.9%	39.2%	(8.6)%
S&P 500	(9.7)%	54.3%	187.9%
FTSE 100 Index	5.4%	3.5%	28.8%
Nikkei Index	1.0%	23.7%	198.8%
MSCI World Index	(11.2)%	32.5%	108.4%

Source: As reported by Bloomberg, Copper prices from HG1 Commodity Quote, Gold prices from GC1 Commodity Quote, Silver prices from SI1 Commodity Quote, Nickel prices from LN1 Commodity Quote, Oil prices from CL1 Commodity Quote
Global Energy Storage Market
With the global push for carbon neutrality in electricity generation, large-scale energy storage has been, and will become, an increasingly important factor in the world’s ability to produce electricity without emissions. By their very nature, renewable sources of energy are dependent on variable natural sources, and are often not able to generate consistent and sustained power to match demand requirements, meaning that energy storage is necessary for a stable and consistent power grid system. As such, the worldwide energy storage market is expected to grow significantly, and it is expected that utility-scale installations will dominate the energy storage market.

Global Cumulative Energy Storage Capacity

Source: BloombergNEF, 2H 2022 Energy Storage Market Outlook, October 12, 2022.
Vanadium redox flow batteries are well positioned to meet the rapidly growing demand for energy storage over the coming decade due to their favorable characteristics and storage properties. When compared to other major options for energy storage such as lithium-ion batteries, pumped hydro, molten salt, and zinc batteries, vanadium redox flow batteries are most suited for utility-scale energy storage installations because they have a very low levelized cost of energy, are highly scalable, do not degrade, are non-toxic and have low risk of combustion.

BUSINESS
Overview
We are a United States domiciled minerals exploration and development company with a focus on developing mines from mineral deposits principally located in the United States in order to support American supply chain independence and to deliver the critical metals necessary for electrification of the economy. We believe the United States is significantly underexplored and has the potential to yield major new discoveries of these metals.
We are committed to the sustainable development of our projects by embedding ESG criteria in our decision-making framework from the earliest stages of project exploration and development. We are committed to building upon our team’s strong ESG track record, including at Ivanhoe Mines, founded by Robert Friedland, our founder and Executive Chairman, leveraging best practices and seeking to establish Ivanhoe Electric as an ESG leader in the mining sector. Key considerations that will influence our decision making include, but are not limited to, using clean and renewable energy in our future mining operations, optimizing and minimizing our water resource utilization, minimizing our environmental footprint, ensuring workforce diversity and hiring from local communities, HSE performance as well as cultural heritage and biodiversity protection. Most importantly, our products also play a critical ESG role by enabling the clean energy transition.
Our United States Mineral Projects

Hog Heaven
Grasshopper
Unity
Tintic
Desert Mountain
Lincoln
Perseverance
Bitter Creek
Santa Cruz
Carolina
Projects
Material Project
Key Project
Other Mineral Project
Project Held Through Listed Companies
Commodity
Silver / Gold
Gold
Copper

Material and Key Mineral Projects
Our two material mineral projects are located in the United States and are known as the Santa Cruz Project in Arizona and the Tintic Project in Utah. Santa Cruz is situated in a prolific mining region that hosts some of the largest copper mines in the United States. Tintic was a historically significant silver producing district, as well as a copper and gold district, that we believe has the potential to host a world-class porphyry copper-gold deposit. We have the option to acquire 100% of the mineral rights constituting the Santa Cruz and Tintic projects.
Our other key mineral projects are the Hog Heaven Silver-Gold-Copper Project, located in Montana, and the Ivory Coast Project, located in the Ivory Coast, in which we have both direct and indirect interests.
We have evaluated a number of criteria that we have used to distinguish between our two material properties, our key properties and exploration projects. In particular, for each property, we have evaluated the property using the following criteria (without ranking the criteria in any particular order): stage of development of the mineral property; level of ownership of the mineral property and/or level of ownership the Company has the right to obtain in the future; size and quality of any mineral reserve or mineral resource; prospectivity of each mineral property based on exploration results obtained; current and proposed programs of exploration; current and proposed budgeted expenditure for each mineral property; historical activities and expenditures incurred; and amount of the financing expected to be expended at each mineral property.
Typhoon™ and Computational Geosciences
In addition to our portfolio of material and key mineral projects, we, through a subsidiary, own patents to an exploration technology known as Typhoon™. When we reference “our” Typhoon™ technology, we mean the technology that is owned by our subsidiary Geo27. We also control a data inversion business, Computational Geosciences Inc. CGI was founded in 2010 to commercialize innovative technology developed at the University of British Columbia, Canada to improve and enhance mineral exploration. We also are the exclusive worldwide licensee of certain technology from I-Pulse. I-Pulse is the parent of our predecessor company, HPX.

The Typhoon™ technology allows us to cost effectively and efficiently evaluate large-scale mineral deposits up to depths of one and a half kilometers or more. The CGI technology consists of sophisticated codes to process geophysical data and build 3D subsurface images that could indicate the presence of various metals and minerals.
We own the issued patents shown below. These patents cover certain aspects of our Typhoon™ technology. The actual protection afforded by these patents varies depending on the scope of coverage of each individual patent as well as the availability of legal remedies in each jurisdiction.
Type	Short title	Country	Grant Date	Grant Number	Expiration Date
Patent	Current signal generator and method of implementing such a generator	France	16/02/2018	FR2980653	21/09/2031
		International (PCT)			20/09/2032
		Australia	05/01/2017	AU2012311429	20/09/2032
		Brazil	19/01/2021	BR112014006276	20/09/2032
		Canada	22/05/2018	CA2849558	20/09/2032
		Indonesia			20/09/2032
		Turkey	21/04/2015	TR201403350B	20/09/2032
		USA	28/02/2017	US9584037	20/09/2032
Patent	Current generator and method for generating current pulses	France	04/04/2014	FR2988933	29/03/2032
		International (PCT)			28/03/2033
		Australia	20/10/2016	AU2013241675	28/03/2033
		Canada	08/09/2020	CA2869170	28/03/2033
		Chile	30/10/2018	56649	28/03/2033
		Peru	20/05/2019	PE9489	28/03/2033
		USA	28/06/2016	US9379636	28/03/2033
Patent	Switch and system to inject current	France	25/01/2022	FR3105446	19/12/2039
Typhoon™ can and has been used to successfully accelerate and de-risk the exploration process enabling a higher frequency of resource discovery and lowering costs. Typhoon™ has proven to be an important exploration tool during its deployment at Santa Cruz and Tintic. In July 2022, we completed a 26.5 km2 (6,500-acre) Typhoon™ 3D induced polarization and resistivity geophysical survey at Santa Cruz which identified multiple large-scale anomalies, which may indicate potential to expand the currently known copper oxide and sulfide mineralization at Santa Cruz. On November 8, 2022 we announced the discovery of the East Ridge oxide copper zone at Santa Cruz, which was one of the anomalies identified by Typhoon™ and on which we conducted exploration drilling following the survey. On November 29, 2022, we announced the discovery of a new mineralized zone called the Far Southwest Anomaly which was drill tested below 1,000 meters of overlying basin-fill gravel and conglomerates. Typhoon™ has also been utilized at many of our other projects. Current and historical deployment of Typhoon™ by us, HPX and third party clients is shown on the map below.
While of limited use in the current generation of Typhoon™ as compared to the predecessor system known as Zeus, we also hold a worldwide, exclusive license to certain technology from I-Pulse to, among other things, use, develop, sell and commercialize products and services incorporating such technology within the field of geological surveying for mineral exploration. The license from I-Pulse is perpetual (subject to the expiration of the patents owned by I-Pulse underlying a portion of the I-Pulse technology). The license is also terminable by us on 120 days’ written notice to I-Pulse, and by either party only upon material breach of the license agreement under which the I-Pulse license was granted or insolvency of the other party.

Current and Historical Deployment of Typhoon™
VRB Energy
VRB is primarily engaged in the design, manufacture, installation, and operation of large-scale energy storage systems. VRB’s major product is VRB-ESS®.
Vanadium redox batteries are a type of rechargeable flow battery that employs vanadium ions as the charge carriers. We believe they are safe, scalable and have the lowest lifecycle cost of energy compared to other types of batteries, making them ideal for grid-scale energy storage. VRB’s goal is to deliver the best technology at the lowest cost to large-scale utility energy storage projects around the globe. VRB has over 500 MWh of energy storage capacity installed or in development, and has completed over one million hours of testing and operation. Ongoing research and development and project experience have allowed VRB to produce larger, more cost-effective and efficient systems in each successive battery generation. VRB intends to produce VRB-ESS® using vanadium recycled from petroleum waste. In July 2021, BCPG, one of Asia-Pacific’s largest renewable energy companies, invested $24 million in convertible bonds issued by VRB. As of September 30, 2022, we owned approximately 90% of the outstanding shares of VRB.
History
We were incorporated in Delaware on July 14, 2020, as a wholly-owned subsidiary of HPX.
On April 30, 2021, HPX completed a reorganization whereby HPX contributed (i) all of the issued and outstanding shares of HPX’s subsidiaries, other than those holding direct or indirect interests in its Nimba Iron Ore Project in Guinea; (ii) certain property, plant and equipment; and (iii) certain financial assets, in exchange for shares of our common stock. HPX then distributed the shares of our common stock to HPX stockholders by way of a dividend, with each HPX stockholder receiving one share of our common stock for each HPX share of common stock held by the stockholder.
On April 30, 2021, we also entered into an intellectual property assignment and novation agreement with HPX, I-Pulse, and several subsidiary companies by which the rights to certain technology and patent license agreements previously held by HPX or a subsidiary, as licensee, were assigned to us. In November 2021, we completed a $60 million financing pursuant to which we sold newly issued shares of common stock and Series 1 Convertible Notes. On April 5, 2022, we completed an $86.2 million financing pursuant to which we issued and sold our Series 2 Convertible Notes. See “History and 2021 Reorganization and Financing”.
On June 30, 2022, we completed our initial public offering.
Key Business Highlights
Portfolio of highly prospective mineral projects, predominantly focused on copper and other metals needed for the clean energy transition, assembled by Robert Friedland and his team over the past decade
Our two material mineral projects are Santa Cruz and Tintic, situated in the high-quality copper producing jurisdictions of Arizona and Utah, respectively. According to the Fraser Institute’s Annual Survey of Mining Companies, Utah and Arizona rank as some of the most attractive copper mining investment jurisdictions compared to other major copper mining jurisdictions around the world.
Arizona and Utah’s Jurisdiction Quality (out of 100)

Source: Fraser Institute 2021 Policy Perception Index
Santa Cruz
Santa Cruz is located in a prolific mining district in Arizona, with numerous major copper mines in close proximity. The Santa Cruz project is situated in the Santa Cruz — Miami structural corridor which we estimate to contain approximately 35% of all known copper resources in Arizona. Since 1980, Arizona has produced over 35 million metric tonnes (“Mt”) of copper, which is approximately 65% of total United States production.
Santa Cruz was discovered in the 1970s, but was largely undeveloped due to market conditions as well as fragmented title and ownership. After more than seven years of negotiations, we acquired an option to acquire 100% of the mineral rights constituting Santa Cruz and entered into agreements to acquire further surface rights and mineral titles. In order to acquire the principal mineral titles under option from their owner, we will be required to spend an aggregate of $27,870,500 in cash or shares of our common stock at the election of the owner by August 16, 2024. As of September 30, 2022, we had made payments totaling $11,620,500 under the option. See “Business — Material and Key Mineral Projects — Santa Cruz Project, Arizona, USA”.
The Santa Cruz Project is located between the towns of Casa Grande and Stanfield in Arizona, approximately a one-hour drive south of Phoenix. The Santa Cruz Project encompasses approximately 47.3 km2 of land.

Santa Cruz Location Relative to Other Major Copper Mines
Santa Cruz Mineral Resource Estimate
(Santa Cruz Deposit 2021, 0.39% Total Cu cut-off grade), December 8, 2021(1)
Domain	Classification	Tonnes	Total Cu%	Total Soluble Cu %(2)	Total Cu Tonnes	Acid Soluble Cu Tonnes
Total	Indicated	274,000,000	0.93	0.25	2,539,000	684,000
Total	Inferred	248,754,000	0.91	0.44	2,255,000	1,085,000

(1)
The Mineral Resources in this estimate were independently prepared by Nordmin, and were prepared and classified in accordance with the definitions for Mineral Resources in S-K 1300. The Mineral Resources have an effective date of December 8, 2021. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues are known that may affect this estimate of Mineral Resources. Verification included multiple site visits to inspect drilling, logging, density measurement procedures and sampling procedures, and a review of the control sample results used to assess laboratory assay quality. In addition, a random selection of the drill hole database results was compared with original records. The Mineral Resources in this estimate for the Santa Cruz deposit used Datamine Studio RM™ software to create the block models. Underground Mineral Resources are reported at a CoG of 0.39% Total Cu, which is based upon a Cu price of US$3.70/lb and a Cu recovery factor of 80%. SG was applied using weighted averages by lithology. All figures are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. Excludes unclassified mineralization located along edges of the Santa Cruz deposit where drill density is poor. Report from within a mineralization envelope accounting for mineral continuity.

(2)
Acid soluble Cu and cyanide soluble Cu are not reported for the Primary Domain.

Based on this resource estimate, we believe that Santa Cruz is currently the second largest undeveloped copper deposit, by tonnes, contained in the lower 48 states in the United States with what we believe to be considerable potential to significantly expand the resources. Drilling is ongoing and will continue into 2023. Currently, the Santa Cruz drill program consists of six diamond drill rigs. Drill cores are being processed at laboratories in Arizona and Vancouver. Drilling results will be incorporated into the updated Mineral Resource Estimate for the Santa Cruz Copper Project which is expected in January 2023.

Santa Cruz Project vs. Select Large-Scale United States Projects — Contained Copper (Mt Cu)
One key feature of the Santa Cruz Project is the amount of metal at higher grade cut-offs. For example, the resource contains 1.40 Mt Cu in the Indicated category, and 1.38 Mt Cu in the Inferred category when using a 1% cut-off grade. This higher grade material tends to be in the soluble categories, potentially allowing for lower cost, lower energy usage, and lower water-consuming processing methods. One development option is to integrate this large, high-grade, soluble copper resource with renewable energy power sources, such as solar power, to develop a modern, low footprint, sustainable copper-producing industrial complex. We also intend to evaluate opportunities to utilize VRB-ESS® onsite for potential storage of sustainably generated power.
In 2021, we entered into an agreement with Central Arizona Resources Ltd. (“CAR”), a private company, and acquired the option CAR held over the mineral title described below owned by DRHE, a private company. CAR was also party to a surface use agreement (“SUA”) with Legends Property, LLC (“Legends”), which owns the majority of the surface rights described below. We also acquired this surface rights access agreement from CAR.
The agreement with DRHE provides that we (by way of assignment from CAR) have the right, but not the obligation, to acquire 100% of the mineral title in the fee simple mineral estate, 39 Federal unpatented mining claims, and three small, approximately 10 acre surface parcels, by paying $27,870,500 in cash or in shares of our common stock at the election of DRHE over the course of three years. As of September 30, 2022, we paid $11,620,500 to DRHE and $16,250,000 remains to be paid to DRHE by 2025.
Tintic
The Tintic exploration area covers approximately 65 km2 of private patented claims, unpatented claims, state leases, and prospecting permits consolidated into a contiguous land package. The location of the Tintic Project benefits from supportive infrastructure and access to a skilled labor workforce. The Tintic Project is located near the City of Eureka, approximately 95 km south of Salt Lake City, and can be accessed from Highway US6, approximately 30 km west of the Interstate 15 junction. It is conveniently crossed by many historical mine roads and railroad grades, which provide access to most of the property.
The Tintic Mining District (the “Tintic District”) was the third-largest silver mining district in the United States based on past production, remaining resources, and past production plus remaining resources. The Tintic District produced significant amounts of copper and gold from multiple operating mines from 1871 through to 1983, with mining peaking in the 1920s. Total historical production from the Main and Southwest Tintic District is estimated at 2.18 Moz gold, 209 Moz silver, 116 kt copper, 589 kt lead and 63 kt zinc, from both surface and underground sources.
With significant mining activity in the Tintic District concluding in 1983, companies owned by Mr. Spenst Hansen were able to consolidate a significant package of historic mining claims with supporting production and drill data. Mr. Hansen is the principal vendor of Tintic-related mining claims to Ivanhoe Electric.

We have entered into purchase and sale agreements with five different vendor groups owning mineral titles at the Tintic Project. Under these purchase agreements, payment of the purchase price is deferred and no title will transfer until the purchase price has been paid in full. Until such time, the mineral titles are held with a third party escrow agent. We are required to pay a total of $30,800,000 to acquire all of these titles with all payments to be made by the end of 2023. As of September 30, 2022, we have paid a total of $25,512,500 and have a total of $5,287,500 remaining to pay by the end of 2023. Over a two-year period following the first acquisition of these mining claims, we scanned over 8,700 maps and digitized over 500 maps to construct a comprehensive geological model to enhance our Tintic exploration program.
Tintic Historic and Target Model
The Tintic District lies 60 km south of Rio Tinto’s Bingham Canyon porphyry copper-gold mine, which has been in operation since 1906 and has produced over 19 million tonnes of copper and 28 million ounces of gold, making it one of the most productive copper-gold mines in the world. The intrusive complex at Tintic is similar in age to the Bingham Canyon porphyry deposit. Mineralization at Tintic is hosted in the same Paleozoic sedimentary host rocks as Bingham, and the east-west trending intrusive belt in which Tintic occurs is parallel to, and coeval with, the Bingham-Uinta intrusive belt. The close similarities in geological setting between Tintic and Bingham Canyon highlight what we believe is the porphyry potential at Tintic.
We believe the 72 km2 Typhoon™ survey that we conducted at Tintic in 2018 and 2019 is one of the largest 3D Induced Polarization (“IP”) survey ever completed. The survey identified three porphyry copper targets (Rabbits’ Foot, Sunbeam and Deep Mammoth), which appear to us to have similar characteristics to the mineralized porphyry at the Bingham Canyon mine. These targets are permitted for drilling in 2023 through our subsidiary, TC&G which holds 100% of these permits.
In addition to testing the porphyry targets, we intend to undertake further drilling at Tintic to extend historically mined deposits beyond their known limits. Historical miners ceased mining once they encountered the water table due to a lack of pumping technology available at the time. We believe that mineralization continues to depth below the water table and that significant potential exists to discover additional mineralized material. As a preliminary step, in September 2022, we re-sampled six sections from historic drill holes. The presence of enargite and pyrite in three of these holes immediately below both the Mammoth “pipe” and water table indicates a continuation of the oxidized high sulfidation mineralization mined historically into unoxidized sulfide-rich mineralization. The appearance of chalcocite in one hole shows potential for hypogene copper replacing pyrite at higher temperatures within replacement-style mineralization and may reflect increasing proximity to the source porphyry copper system. Drilling commenced in late November 2022 to test porphyry targets and will continue into 2023.

Focused on discovering, identifying, and developing mineral projects in the United States in order to better secure domestic access to the metals needed for the clean energy transition
We search globally for potential world-class mineral deposits of critical metals, with a predominant focus on exploration and development of these assets within the United States. We have assembled a portfolio of highly prospective assets, headlined by our two material mineral projects, Santa Cruz in Arizona and Tintic in Utah.
Access to critical metals from domestic sources has become a strategic focus to enhance United States supply chain security. As global demand for critical metals strengthens, we believe securing additional sources of supply for these commodities will grow in importance for the United States.
Proprietary cutting-edge TyphoonTM hardware and CGI software de-risk mineral project exploration by lowering costs and increasing the depth, breadth and accuracy of surveys
Typhoon™ is the brand name for our proprietary electrical geophysical surveying transmitter, which can detect the presence of sulfide minerals containing copper, nickel, gold and silver, as well as water and oil. (although the Company does not hold any rights to water and oil exploration, as I-Pulse holds an exclusive Typhoon™ license for those commodities). The technology was developed by I-Pulse to unlock exploration in areas where potential deposits are hidden by cover, where target depths exceed the range of conventional geophysical surveying systems, or where the scale and topography of an exploration target area prevents efficient and cost-effective conventional work. Typhoon™ allows us to potentially discover deposits otherwise thought to be undetectable through conventional survey methods and technology.
Typhoon™ in Resource Exploration
We believe the following specifications differentiate Typhoon™ from conventional geophysical systems:
•
high current that is adjustable according to the depth and scale of the exploration target;

•
high voltages that are also adjustable to overcome near-surface resistance;

•
the ability to transmit both electromagnetic and direct current signals;

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extremely clean signal, which yields a high signal to noise ratio in recorded data;

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the ability to synchronize with multiple types of data receivers, so that the user can choose the receiver system most appropriate for the exploration environment; and

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three deployment configurations, from a large containerized system to a smaller lightweight system that is helicopter portable.

We currently have three Typhoon™ units, which allow us to evaluate multiple prospects at any given time. We have ordered the construction of six additional Typhoon™ machines and anticipate that the first will be delivered in approximately 12 months.

The data processing and artificial intelligence software developed by our subsidiary CGI complements our Typhoon™ technology and represents the only software product that can process the full spectrum of geophysical data produced by Typhoon™ efficiently.
Typhoon™ at Tintic
Typhoon™ completed a 72 km2 fully 3D IP survey of Tintic, with effective penetration depths averaging over 1.5 km. Three porphyry copper-gold targets have been discovered and are permitted for drilling in 2022 and 2023 through our subsidiary, Tintic Copper & Gold Inc. (“TC&G”) which holds 100% of these permits as shown in the first image below. The second image below shows an east-west cross section from Mammoth to Northern Spy that shows the Typhoon™ resistivity and chargeability features that define the Mammoth Porphyry target at depth in the heart of the Main Tintic District.

Typhoon™ at Santa Cruz
In July 2022, we completed a 26.5 km2 (6,500-acre) Typhoon™ 3D induced polarization and resistivity geophysical survey at the Santa Cruz Copper Project. The survey identified multiple large-scale anomalies, which may indicate the potential to expand the currently known copper oxide and sulfide mineralization at Santa Cruz. On November 8, 2022 we announced the discovery of the East Ridge oxide copper zone at the Santa Cruz Copper Project, which was one of the anomalies identified by Typhoon™ and on which we conducted exploration drilling following the survey.
Management track record of success: Robert Friedland- led management team has a compelling track record for discovery and development with an emphasis of ESG principles
Robert Friedland
We were founded by Robert Friedland, a serial entrepreneurial explorer, technology innovator and company builder. He has successfully developed a series of public and private companies which have been at the forefront of some of the world’s most notable mineral discoveries and mine developments including Fort Knox in Alaska, Voisey’s Bay in Canada, Oyu Tolgoi in Mongolia, Platreef in South Africa and Kamoa-Kakula in the DRC.
Mr. Friedland is currently the Executive Co-Chairman of Ivanhoe Mines, which operates the ultra-high-grade Kamoa-Kakula copper mine. As of January 31, 2020, Wood Mackenzie ranked Kamoa Kakula as the world’s fourth largest copper deposit based on its measurements of contained copper in the largest global deposits by total resources.
In 1994, Mr. Friedland founded Indochina Goldfields Ltd., now known as Turquoise Hill Resources Ltd. (“Turquoise Hill Resources”) which operates the Oyu Tolgoi mine in Mongolia. Based on estimates prepared by Turquoise Hill Resources, Oyu Tolgoi has the potential to operate for approximately 100 years from five known deposits.
Mr. Friedland and members of his team have discovered a number of other valuable projects prior to the creation of Ivanhoe Electric.
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Platreef Project:   This major greenfield discovery of platinum-group metals, nickel, copper and gold is located in South Africa and owned by Ivanhoe Mines. At its final projected production rate of 12 Mtpa, Platreef would be positioned among the largest primary nickel and platinum-group metals mines in the world.

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Voisey’s Bay:   Mr. Friedland was a co-founding principal of Diamond Fields Resources, which discovered Voisey’s Bay, a Canadian nickel deposit, in 1993. As Co-Chairman of Diamond Fields Resources, Mr. Friedland was in charge of financing and investor strategy and led the negotiations for the sale of the company to INCO Mining Corp. for C$4.3 billion in 1996.

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Fort Knox:   Fort Knox is an Alaskan gold deposit discovered by Mr. Friedland and his team in 1992 and subsequently sold to Amax Gold Inc. for $152 million. The asset is currently owned by Kinross Gold Corporation and has been in production since 1997.

Highly Experienced Executive Team
We are managed by a team of experienced mining executives and geologists. The team has extensive experience in the mining sector, accumulated over several commodity cycles and at some of the largest mining companies globally such as Rio Tinto, Freeport., Anglo American and Ivanhoe Mines.
Name	Title	Experience
Taylor Melvin	President and Chief Executive Officer
•
Finance executive with over 20 years of experience in the natural resources sector as a senior corporate development professional and investment banker

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Formerly, Vice President, Corporate Development for Freeport and Executive Director in J.P. Morgan’s Natural Resources investment banking group

Eric Finlayson	Chief of Global Exploration
•
Geologist with almost 40 years of global multi-commodity experience and extensive industry contacts

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Served as Senior Advisor, Business Development of HPX from 2013 until 2015, then President of HPX from 2015 until 2022

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Appointed as President of Ivanhoe Electric in 2020

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Previously, spent 24 years with Rio Tinto, including 5 years as Global Head of Exploration

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Led teams at Rio Tinto responsible for discovery of major copper, nickel, iron ore, bauxite and diamond deposits

Charles Forster	SVP, Exploration
•
Professional geologist with more than 45 years of diversified mineral exploration in Canada, the United States, Sub-Saharan Africa, Portugal, China, and Mongolia

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Formerly, SVP Exploration at Oyu Tolgoi in Mongolia for Ivanhoe Mines

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Led a team of multi-national and Mongolian geologists in the discovery and delineation of the world-class Oyu Tolgoi copper-gold porphyry deposits

Mark Gibson	COO
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Professional geologist with more than 32 years of wide-ranging experience as a geoscientist and manager in the natural resources sector

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Joined HPX in 2011 as the founding CEO

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Held previous positions at Anglo American and founded a geophysical services company focused on managing seismic surveys

Name	Title	Experience
Graham Boyd	SVP, U.S. Projects
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Geologist with over 16 years of base and precious metals experience

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Held various senior roles at HPX and roles with Ivanhoe Mines

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Worked with Ivanhoe Australia in 2008, where he was part of the discovery team for Merlin, the world’s highest-grade molybdenum-rhenium deposit

•
Formerly worked with Ivanhoe Mines in Mongolia in 2006

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A member of the discovery team in 2008 at Ivanhoe Australia for Merlin, the world’s highest-grade molybdenum-rhenium deposit

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A key contributor to delineation and resource development of the Mount Dore Cu, and Mt Elliott-SWAN Cu-Au deposits

Glen Kuntz	SVP, Mine Development
•
Professional Geologist and mining executive with over 30 years of experience in exploration, project development, open pit and underground mining operations and business development across a variety of commodities and mining types/methods

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Formerly director of exploration projects at Yamana Gold Inc. (“Yamana Gold”)

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Formerly President and CEO of Mega Precious Metals Inc., a successful junior exploration company, which was acquired by Yamana Gold

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Managed over 200 technical studies on various projects and mines around the world over the past 10 years

Jordan Neeser	Chief Financial Officer
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Finance executive with 18 years of experience in financial reporting, corporate development and corporate finance, primarily in the mining sector

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Formerly, CFO and Corporate Secretary of Gold Standard Ventures and CFO of Conifex Timber

Although Mr. Friedland and members of the management team have had multiple successful mineral discoveries in the past, such successes may not be replicated in the future at Ivanhoe Electric. As disclosed in more detail under “Risk Factors — We operate no mines, and the development of our mineral projects into mines is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine” and “Risk Factors — Mineral exploration activities have a high risk of failure and rarely result in finding Ore Bodies sufficient to develop a producing mine”, most exploration-stage mineral projects ultimately fail to be developed into economically viable deposits or mines.
Many members of our executive team have worked with Mr. Friedland for many years and have played an important role in the highly successful discoveries and mine developments illustrated on the map below.

Robert Friedland Led Discoveries
Longstanding Leadership Commitment to ESG Principles
The leadership team at Ivanhoe Electric has a proven track record of implementing ESG-focused policies and strategies pertaining to community engagement, diversity, safety, environmental standards and clean energy. This has been a focus of Robert Friedland from his work in other ventures, including at Ivanhoe Mines.
The Ivanhoe Electric management team has a similar commitment to ESG principles and expects to adopt much of the same philosophy and approach to ESG as it continues to develop the Company’s assets and ultimately begin production.
Robert Friedland generates project opportunities and a pipeline of projects that underpin our future growth potential
Over the past four decades, Mr. Friedland has established a highly successful track record of exploration and mine developments as well as a vast network of relationships in the global metals and mining sector. Both are key reasons why Mr. Friedland continues to attract exploration and mine development opportunities. He and his team at the Company are well placed to evaluate and pursue such opportunities.
Vanadium flow battery business rounds out electrification transition portfolio and provides growth opportunities in a rapidly growing end-user market
We believe that a vertically integrated vanadium flow battery business will round out the Company’s electrification transition portfolio and provides us with additional growth opportunities in what management considers a rapidly growing end-user market. Growing needs for renewable energy sources are expected to drive the demand for longer-lasting, safe and reliable high-performance vanadium flow batteries. VRB’s core technology is VRB-ESS®, engineered for low- cost manufacturing, optimal performance, and long-life. While lithium-ion batteries are well suited to power consumer electronics and electric vehicles, their battery lifetime is limited and would have to be replaced periodically throughout a grid-scale project’s lifetime.
We believe VRB-ESS® can be charged and discharged over an almost unlimited number of cycles without wearing out, providing the lowest lifecycle cost of energy of any type of battery storage. In addition, VRB’s proprietary electrolyte formula contains no heavy metals and the liquid electrolyte is non-toxic, non-flammable and 100% reusable, making VRB-ESS® fundamentally superior to lithium-ion batteries for grid scale energy storage.

Vanadium pentoxide (“V2O5”) is a key input factor and cost driver of VRB-ESS®. As part of its strategic business plan, VRB has been working on vertically integrating into V2O5 production through recycling of vanadium-bearing waste products, principally produced by petroleum refineries. In 2020, VRB established a joint venture with Yang Xing Vanadium (“YX”) to operate a 1,800 tpa V2O5 plant in Vietnam, which agreement terminated in May 2022. This allowed VRB to secure an initial low-cost supply of V2O5 for battery production and realize revenues from the sale of a portion of the vanadium produced. VRB has approximately 1,200 tonnes of feedstock at YX and 44.2 tonnes of semi-finished product with YX which may be processed at the site should production recommence with YX or another processor.
VRB-ESS® System Overview

Mineral Resources
Below is a summary table of estimated mineral resources and reserves, which are presented on a 100% project basis.
Company	Deposit	Effective Date	Category	Tonnes	Total Cu (%)	Ni (%)	Au (g/t)	Ag (g/t)	Contained Cu (tonnes)	Contained Ni (tonnes)	Contained Au (oz.)	Contained Ag (oz.)	Geographic Area	Resource Category
100% Project Basis
Ivanhoe Electric	Santa Cruz	12/8/2021	Indicated	274,000,000	0.93	—	—	—	2,539,000	—	—	—	Arizona, U.S.	Copper
			Inferred	248,754,000	0.91	—	—	—	2,255,000	—	—	—
Kaizen Discovery Inc.	Pinaya	4/26/2016	Measured	8,204,000	0.326		0.600	—	26,767	—	158,000	—	Peru	Copper Gold
			Indicated	33,487,000	0.324	—	0.462	—	108,357	—	497,000	—
			Inferred	40,216,000	0.360	—	0.300	—	144,715	—	388,000	—
Sama Resources Inc.	Samapleu	5/22/2019	Indicated	33,180,000	0.186	0.238	—	—	61,592	78,968	—	—	Ivory Coast	Nickel Copper
			Inferred	17,780,000	0.144	0.224	—	—	25,552	39,827	—	—
Cordoba Mineral Corp	San Matias	8/3/2021	Indicated	19,100,000	0.28	—	0.11	1.15	5,315	—	180,863	667,926	Colombia	Copper Gold Silver
			Inferred	5,100,000	0.21	—	0.21	0.94	9,823	—	32,557	142,538
Below is a summary table of estimated mineral reserves.
Company	Deposit	Effective Date	Category	Tonnes	Total Cu (%)	Ni (%)	Au (g/t)	Ag (g/t)	Contained Cu (tonnes)	Contained Ni (tonnes)	Contained Au (oz.)	Contained Ag (oz.)	Geographic Area	Resource Category
Cordoba Mineral Corp	San Matias	10/21/2021	Probable	102,100,000	0.41	—	0.260	2.30	418,610	—	853,472	7,549,949	Colombia	Copper Gold Silver

Ivanhoe Electric S-K 1300 Technical Report & Mineral Resource Estimate, effective December 8, 2021 - 0.39% TCu cut-off, US$3.70/lb Cu
Kaizen Discovery Inc. NI 43-101 Technical Report, effective April 26, 2016 - 0.25 g/t and/or 0.3% CuEq cut-off, US$2.84/lb Cu and US$1,236/oz. Au
Sama Resources Inc. NI 43-101 Technical Report & Preliminary Economic Assessment, effective May 22, 2019 - 0.1% NiEq cut-off, US$2.10/lb Cu concentrate, US$13.5/lb nickel powder
Cordoba Minerals Corp. NI 43-101 Technical Report & Preliminary Feasibility Study, effective August 3, 2021 - NSR US$1.78/t saprolite and NSR US$8.85/t transition and fresh material cut-off, US$3.25/lb Cu, US$1,600/oz Au, and US$20/oz Ag
Cordoba Minerals Corp. NI 43-101 Technical Report & Preliminary Feasibility Study, Reserve effective October 21, 2021 (NSR US$1.78/t saprolite, NSR US$8.85/t transition and fresh material, US$3.25/lb Cu, US$1,600/oz Au, and US$20/oz Ag

Below is a summary table of estimated mineral resources and reserves, which are presented on an attributable basis.
Company	Deposit	Effective Date	% ownership	Category	Attributable Tonnes	Total Cu (%)	Ni (%)	Au (g/t)	Ag (g/t)	Attributable Contained Cu (tonnes)	Attributable Contained Ni (tonnes)	Attributable Contained Au (oz.)	Attributable Contained Ag (oz.)	Geographic Area	Resource Category
Ivanhoe Electric	Santa Cruz	12/8/2021	100%	Indicated	274,000,000	0.93	—	—	—	2,539,000	—	—	—	Arizona, U.S.	Copper
				Inferred	248,754,000	0.91	—	—	—	2,255,000	—	—	—
Kaizen Discovery Inc.	Pinaya	4/26/2016	82.68%	Measured	6,783,067	0.326	—	0.600	—	22,131	—	130,634	—	Peru	Copper Gold
				Indicated	27,687,052	0.324	—	0.462	—	89,590	—	410,920	—
				Inferred	33,250,589	0.360	—	0.300	—	119,650	—	320,798	—
Sama Resources Inc.	Samapleu	5/22/2019	46%	Indicated	15,262,800	0.186	0.238	—	—	28,332	36,325	—	—	Ivory Coast	Nickel Copper
				Inferred	8,178,800	0.144	0.224	—	—	11,754	18,320	—	—
Cordoba Mineral Corp	San Matias	8/3/2021	63.27%	Indicated	12,084,570	0.280	—	0.110	1.15	3,363	—	114,432	422,597	Colombia	Copper Gold Silver
				Inferred	3,226,770	0.210	—	0.21	0.94	6,215	—	20,599	90,184
Company	Deposit	Effective Date	% ownership	Category	Tonnes	Total Cu (%)	Ni (%)	Au (g/t)	Ag (g/t)	Attributable Contained Cu (tonnes)	Attributable Contained Ni (tonnes)	Attributable Contained Au (oz.)	Attributable Contained Ag (oz.)	Geographic Area	Resource Category
Cordoba Mineral Corp	San Matias	10/21/2021	63.27%	Probable	64,598,670	0.41	—	0.260	2.30	264,855	—	539,992	4,776,853	Colombia	Copper Gold Silver

Ivanhoe Electric S-K 1300 Technical Report & Mineral Resource Estimate, effective December 8, 2021 - 0.39% TCu cut-off, US$3.70/lb Cu
Kaizen Discovery Inc. NI 43-101 Technical Report, effective April 26, 2016 - 0.25 g/t and/or 0.3% CuEq cut-off, US$2.84/lb Cu and US$1,236/oz. Au
Sama Resources Inc. NI 43-101 Technical Report & Preliminary Economic Assessment, effective May 22, 2019 - 0.1% NiEq cut-off, US$2.10/lb Cu concentrate, US$13.5/lb nickel powder
Cordoba Minerals Corp. NI 43-101 Technical Report & Preliminary Feasibility Study, effective August 3, 2021 (NSR US$1.78/t saprolite, NSR US$8.85/t transition and fresh material, US$3.25/lb Cu, US$1,600/oz Au, and US$20/oz Ag
Cordoba Minerals Corp. NI 43-101 Technical Report & Preliminary Feasibility Study, Reserve effective October 21, 2021 (NSR US$1.78/t saprolite, NSR US$8.85/t transition and fresh material, US$3.25/lb Cu, US$1,600/oz Au, and US$20/oz Ag
Sama Resources Inc. NI 43-101 Technical Report & Preliminary Economic Assessment, effective May 22, 2019 - 0.1% NiEq cut-off, US$2.10/lb Cu concentrate, US$13.5/lb nickel powder
Cordoba Minerals Corp. NI 43-101 Technical Report & Preliminary Feasibility Study, effective August 3, 2021 (NSR US$1.78/t saprolite, NSR US$8.85/t transition and fresh material, US$3.25/lb Cu, US$1,600/oz Au, and US$20/oz Ag

Material and Key Mineral Projects
Our two material mineral projects are in the United States and are known as the Santa Cruz Project, located in Arizona, and the Tintic Project, located in Utah. Our other key mineral projects are the Hog Heaven project, located in Montana, and the Ivory Coast project, which is owned directly by a subsidiary of Sama, although we have a direct interest in that subsidiary as well.
The table below provides summary information regarding our material and key mineral projects, as of December 1, 2022.
Material and Key Mineral Projects
Project Name	Location and Project Size	Stage of Development	IVNE Interest and Nature of Interest	Title Holders / Operator	Minerals	Nature of Mineral Title	Mineral Resources/ Reserves	Production – Last 3 Fiscal Years
Santa Cruz	Arizona, USA 77.59 km2	Exploration	0% current ownership interest; Option to acquire 100% of the mineral title	DRH Energy Inc. (mineral title) Legends Property, LLC (surface rights)	Copper	Patented and unpatented claims; Arizona State exploration permits	Mineral resource	Not in production
Tintic	Utah, USA 65 km2	Exploration	84.3% current ownership interest by acreage; Options and lease rights cover balance aggregating to 100% of the mineral title by acreage	Tintic Copper & Gold, Inc.	Copper Gold	Patented and unpatented claims; SITLA and BLM claims	n/a	Not in production
Hog Heaven	Montana, USA 24.2 km2	Exploration	3% equity ownership of Brixton Metals Corporation Earn-in with Brixton for up to a 75% project interest	Brixton USA Corp. (joint venture company), a subsidiary of Brixton (“Brixton JVC”)	Copper Silver Gold	Fee simple mineral rights, owned and leased	n/a	Not in production
Ivory Coast Project	Ivory Coast 1125 km2	Exploration	23% equity ownership of Sama and 30% interest in joint venture with option up to 60% of Sama’s interests in the Ivory Coast Project	Société pour le Développement Minier de la Côte d’Ivoire	Nickel Copper Cobalt PGE	Exploration license	Mineral Resource	Not in production
Santa Cruz Project, Arizona, USA
As used herein, references to the “Santa Cruz Technical Report” is to the “Technical Report Summary on the Santa Cruz Project, Arizona, U.S.A.”, prepared by Nordmin, with an effective date of June 7, 2022, which was prepared in accordance with the requirements of S-K 1300. The Technical Report on the Santa Cruz Project, Arizona, U.S.A. is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part. Scientific and technical information in this section is based upon, or in some cases extracted from these reports.
Location, Infrastructure, Project Description, Location, and Access.   Our Santa Cruz Project is located 11 km west of the town of Casa Grande, Arizona, and is an approximately one hour drive south of the State capital of Phoenix. It is less than 10 km southwest of the Sacaton deposit, which was previously mined by American Smelting and Refining Company Inc. (“ASARCO”) and covers a cluster of deposits/targets approximately 11 km long and 1.6 km wide.

Map: Santa Cruz Project Location

Ivanhoe ELECTRIC
SANTA CRUZ, AZ
Project Location
N
0 40 80
Kilometers
0 20 40
Miles
Scale 1:1,500,000
Date: 11/8/2021
Legend
Project Outline
USA Porphyries
Active
Undeveloped / In development
Historic
SANTA CRUZ
Castle Dome
Globe-Miami
Superior East
Lonesome Pine
Resolution
Gibson
Florence
Ray
Mineral Butte
Christmas
Chilito
Red Hills
Sacaton
Casa Grande
Copper Creek
San Manuel-Kalamazoo
Vekol Hills
Lakeshore
Silver Bell
Ajo
Tucson
San Xavier North
Mission-Pima
Twin Buttes
Esperanza-Sierrita
Helvetia
Two Peaks
Red Mountain
Sunnyside
Phoenix
Mesa
Glendale
Peoria
Scottsdale
Gilbert
SONORAN DESERT
SANTA CRUZ FLATS
MEXICO
Nogales

The Greater Phoenix area is a major population centre (approximately 4.6 million people) with a major international airport, well-developed infrastructure, and services that support the mining industry. The cities of Casa Grande, Maricopa and Phoenix supply sufficient skilled labor for the Santa Cruz Project. The Santa Cruz Project is accessed from the Gila Bend Highway, 11 km from the City of Casa Grande.
Title.   The Santa Cruz Project lies primarily on private land, which consists predominantly of split estate between surface and subsurface mineral rights. We hold an option on the purchase of the mineral estate while holding an exclusive agreement on surface access.
In 2021, we executed an agreement with CAR, a private company, and acquired the option CAR held over the mineral title, which is owned by DRHE, a private company. CAR also had a surface use agreement with Legends which own the majority of the surface rights. We also acquired this surface rights access agreement from CAR.
The agreement with DRHE provides that we (by way of assignment from CAR) have the right, but not the obligation, to acquire 100% of the mineral title in the fee simple mineral estate, 39 Federal unpatented mining claims, and three small, approximately 10 acre surface parcels, by paying $27,870,500 in cash or in shares of our common stock at the election of DRHE over the course of three years. As of September 30, 2022, we have paid a total of $11,620,500 to DRHE and expect to pay the balance by 2025. In order maintain the option we must make the following three additional payments:
•
on or before August 16, 2023, we must pay a further $6,250,000 to DRHE; and

•
if we exercise the option, we must pay to DRHE a final payment at closing of the acquisition of the mineral title of $10,000,000.

We have until August 16, 2024 to exercise the option with DRHE. If we do not exercise the option, payments made to DRHE prior to August 16, 2024 or earlier abandonment of the option, including payments already made, are non-refundable.
The agreement with DRHE also provides us with a right of first refusal (“ROFR”) with respect to certain surface parcels owned by Legends. This ROFR was reserved by DRHE when the property was sold to Legends in 2007, and this right is now part of the option we acquired from DRHE.
Our surface use agreement with Legends gives us the exclusive use of the property for the purposes of drilling and geophysical testing, as well as granting us a separate right of first offer (“ROFO”) on the sale of the surface rights owned by Legends. In order to maintain our surface rights access from Legends we must make certain payments to Legends. As of September 30, 2022, we made payments totaling $1,600,000 to Legends. In order to maintain our surface use access we must make an additional payment to Legends on or before September 9, 2023, of $800,000 to Legends.
The surface use access agreement with Legends ends on August 3, 2025, but we may extend it to August 3, 2026 by making a further payment to Legends of $920,000.
In addition, we have acquired certain options on private parcels and staking of unpatented federal lode mining claims. The Santa Cruz Project exploration area covers 77.59 km2, including 27.75 km2 of private land, 30.52 km2 of Arizona State Mineral Exploration permits, and 238 unpatented claims, or 19.32 km2 of the U.S. Bureau of Land Management (“BLM”) land.
The following map shows the various mineral and surface title rights at the Santa Cruz Project, including unpatented mineral claims we have acquired directly.
Map: Santa Cruz Project Mineral Title and Surface Rights

Ivanhoe ELECTRIC
SANTA CRUZ, AZ
LAND OWNERSHIP
Date: 11/24/2022
Projection: UTM NAD83 Zone 12
N
405000
410000
415000
420000
425000
3645000
3640000
3635000
3630000
3625000
5S 3E
5S 4E
5S 5E
6S 3E
6S 4E
6S 5E
7S 3E
7S 4E
7S 5E
0
2
4 Km
LEGEND
IVNE UNPATENTED MINERAL CLAIMS
IVNE FEE LAND (SURFACE AND MINERAL)
LEGENDS SURFACE RIGHTS
DRH FEDERAL UMC (SPLIT ESTATE)
DRH MINERAL RIGHTS
DRH SURFACE RIGHTS
CASA GRANDE 100 (OPTION)

Current exploration is conducted on private land under the SUA with Legends. Permitting has consisted of filing Notices of Intent to Drill and Abandon with ADWR, a dust control permit with Pinal County, and a Construction General Permit/Stormwater Pollution Prevention Plan with Arizona Department of Environmental Quality. We intend to identify specific permits to construct and operate mine facilities as the potential design of the Santa Cruz Project advances.
Royalty interests on at the Santa Cruz Project include royalties in favor of ASARCO Santa Cruz, Inc. and Freeport Copper Company of a combined 5% NSR derived from DRHE portions of the project area and in favor of Simmons Devcor Company of a 10% NSR on specific parcels (capped to $7 million with consumer price index calculation). In addition, six other NSR royalties in favor of several individuals encumber specified parcels of the project area with NSR royalty rates of 2.25%, 2%, 1%, 0.5%, 0.075%, 0.015% and 0.0125%. No royalty encumbers the entire known mineral resources at the Santa Cruz Project, other than the ASARCO Santa Cruz, Inc. and Freeport Copper Company royalty. The Simmons Devcor Company royalty and the several individual royalties aggregating to 2.09% encumber specified parcels of the project. NSR royalties are only payable upon production and sale of product. There are no advance royalties.
Property Condition and Stage of Development.   The Santa Cruz Project is an exploration stage project without mineral reserves. No mining activity has ever taken place on the land constituting the Santa Cruz Project. There is no mine in production at the project.
There is currently no significant equipment, infrastructure or facilities at the Santa Cruz Project, and no mine development or operating equipment at the project site.
History.   There have been no previous mining operations at the Santa Cruz Project. The first discovery of copper mineralization in the area was in February 1961 by geologists from ASARCO. They discovered a small outcrop of leached capping composed of granite cut by a thin monzonite porphyry dyke. ASARCO proceeded with preliminary geophysical surveys that same year, including induced polarization (IP), resistivity, seismic reflection, and magnetics. Upon positive results from the geophysical surveys, a small drill program of six holes was funded, with the last hole being the first to intersect the significant mineralization that became known as the West Ore Body and, in time, the Sacaton open pit mine to the northeast.
Bolstered by the discovery at Sacaton, ASARCO expanded exploration efforts across the Casa Grande Valley and in 1964 the first hole was drilled on the Santa Cruz Project. By May 1965, seventeen drill holes were completed without success and ASARCO reduced its land position. Subsequent reviews in 1970 and 1971 deemed the Santa Cruz Project worthy of renewed exploration activity. Following the initiation of the Santa Cruz Joint Venture (“SCJV”) between ASARCO Santa Cruz, Inc. and Freeport-McMoRan Copper & Gold Inc. in 1974, additional ground was acquired around the Santa Cruz Project North deposit. By this time, various joint ventures had acquired considerable ground over and around what would eventually be the Casa Grande West (now Santa Cruz) deposit.
In 1973, renowned geologist David Lowell put together an exploration program that was funded first by Newmont Corporation (“Newmont”), then by a joint venture between Newmont and M.A. Hanna Mining (“Hanna”), then by Hanna, Getty Oil Corp. (“Getty”) and Quintana Minerals Corporation (“Quintana”), though both Quintana and Newmont would pull out of the project before any discoveries were made. In 1974, after having systematically drilled over 120 holes at 20 projects across southwestern Arizona, Lowell and his team focused their attention on what Lowell and his team called “the Covered Area Project”. Lowell was aware of the evidence for shallow-angle faulting and the potential for dissected porphyry mineralization that might have been displaced undercover in the Casa Grande Valley. Careful stream mapping and drainage analysis revealed that the Santa Cruz River had reversed flow directions at least twice in recent history, and it was this revelation that allowed Lowell to trace oxide-Cu pebbles found in water wells back to the Santa Cruz Project deposit area. They discovered evidence for porphyry mineralization in their first drill hole, which intersected leached capping, and by their seventh hole, they had intersected ore-grade supergene enriched copper mineralization at what would be called the Casa Grande West deposit. Drilling continued through to 1977, at which point Hanna took over as operator under a joint venture with Getty. Between 1977 and 1982, Hanna-Getty advanced a tightly-spaced drill program over Casa Grande West and countless exploration holes in the surrounding Casa Grande Valley. The combination of encroaching real estate and the fall of commodity prices resulted in the Casa Grande West project becoming inactive in the early 1980s.

Several other deposits, including Santa Cruz North, Texaco and Parks-Salyer were identified by ASARCO drilling in the 1960s and subsequent drilling in the 1970s and 1980s by numerous exploration companies. In total, 362 drill holes totalling 229,577 m have been drilled by previous owners delineating the cluster of deposits.
Limited exploration activity took place in the 1980s. In 1996, eleven drill holes were drilled in and around Texaco by ASARCO, with a further 4 in 1997. No further drilling took place until 2021. The US Bureau of Reclamation and the SCJV conducted research into in situ copper mining in the 1990s but by 1998, funding had been terminated and the research brought to an end.
Permitting and encumbrances.   The Santa Cruz Project lies primarily on private land, which consists predominantly of split estate between surface and subsurface mineral rights. The Santa Cruz Project exploration area covers 77.59 km2, including 27.75 km2 of private land, 30.52 km2 of Arizona State Mineral Exploration permits, and 19.32 km2 in 238 unpatented claims on BLM land.
Current exploration is conducted on private land under the SUA with Legends. Permitting has consisted of filing Notices of Intent to Drill and Abandon with ADWR, a dust control permit with Pinal County, and a Construction General Permit/Stormwater Pollution Prevention Plan with Arizona Department of Environmental Quality.
We intend to identify specific permits to construct and operate mine facilities as the design of an operating mine advances. We have not made a construction or development decision to build a mine. As the project lies predominantly on private land this could result in reduced permitting time relative to projects that are required to undergo the National Environmental Policy Act (“NEPA”) process. The precise list of permits required to authorize the construction and operation of the Santa Cruz Project will be determined when and if a construction or development decision is taken by us. See “— Mining and Mineral Project Exploration Laws.”
Geological Setting, Mineralization and Deposit Types.   The Santa Cruz Project lies along a northwest to southeast trending, approximately 600 km long porphyry copper belt that includes many productive deposits such as Mineral Park, Bagdad, Globe-Miami, and the neighboring Sacaton. These deposits lie within the Basin and Range province that covers most of the southwestern United States and northwestern Mexico. The porphyry copper deposits within this trend are the product of igneous activity during an approximately 80 Ma to 50 Ma orogenic event that involved northeast-directed subduction and a northwest-southeast-striking magmatic arc. During Basin and Range tectonic extension, porphyry copper systems were dismembered, tilted and buried beneath basinal deposits that now fill the Casa Grande Valley. Prior to concealment, the porphyry systems of Arizona experienced supergene enrichment events that make them economically significant deposits.
The Santa Cruz system (comprising the Santa Cruz, Texaco, Park-Salyer, and Sacaton deposits) represent one or more large, Laramide-aged porphyry copper systems that were subsequently enriched by supergene processes. Supergene enrichment is a mineral deposition process in which near-surface oxidation produces acidic solutions that leach metals, carry them downward, and reprecipitate them, thus enriching sulfide minerals already present. Sometime following the development of supergene mineralization, the Santa Cruz system was dismembered, displaced, and eventually buried as a result of Basin and Range extensional tectonism.

SW
A
SANTA CRUZ
TEXACO
PARK SALYER
Cactus/Sacaton
NE
A'
Plunge 00°
Azimuth 319°
0 1 2
Km
Cactus/Sacaton
A'
PARK SALYER
TEXACO
SANTA CRUZ
A
0 1 2
Km
LEGEND
Geology
Alluvium
Tertiary Sediments
Granodiorite Porphyry
Diabase Dykes
Oracle Granite
Pinal Schist
Major Faults (basin and range)
Historic Drillhole Collar
Drillhole Trace
Ivanhoe Electric Drillhole Collar
Ivanhoe Electric – Santa Cruz Project
2021 Mineral Resource Estimate – Inferred & Indicated

Mineralization at the Santa Cruz Project is generally divided into three main types:
•
Primary hypogene sulfide mineralization consists of chalcopyrite, pyrite, molybdenite, minor bornite, and covellite hosted within sulfide- and quartz-sulfide stringers, veinlets, veins, vein breccias, and breccias as well as fine to coarse disseminations within vein envelopes (dominantly replacing the mafic minerals biotite and hornblende) associated with hydrothermal porphyry-style mineralization and alteration related to Laramide-aged quartz-biotite-feldspar-phyric dykes.

•
Secondary supergene sulfide mineralization is comprised of chalcocite (with accessory chalcopyrite-pyrite that was incompletely replaced by chalcocite), as well as djurleite and digenite identified in historic XRD analyses.

•
Secondary supergene “oxide” mineralization is dominated by chrysocolla (Cu-oxide) and atacamite (Cu-chloride) with subordinate brochantite, dioptase, tenorite, cuprite, Cu wad, native Cu, and as Cu-bearing montmorillonite.

Exploration and Drilling.   In November 2021, we completed a passive seismic survey, which is designed to provide 2D profiles of the basement surface in the area overlying and surrounding the Santa Cruz Project deposits. The survey consists of five lines with stations spaced 100 m apart, three oriented in a northeast-southwest orientation and two in a northwest/southeast orientation. The survey covers an area of 26.5 km2 with 29 line-km and 295 individual stations. Depth profiles from the individual stations will be stitched together to create 2D line profiles across the survey area.
Ongoing Drilling Program.   Drilling commenced in 2021 and is ongoing. As of November 29, 2022 more than 87 holes totaling more than 54,000 meters had been completed. This drilling was focused on multiple areas in the Santa Cruz deposit, as well as neighboring exploration areas.
Recent Typhoon™ at Santa Cruz.   Typhoon™ was deployed at Santa Cruz during the summer and highlighted new targets such as East Ridge and Far Southwest that have already had mineralization confirmed by drilling (press releases dated November 8, 2022 and November 29, 2022 respectively).
Previous exploration drilling programs delineated the Santa Cruz Project and Texaco deposits, as well as other deposits along the Santa Cruz-Sacaton trend. We believe there is potential to further define and potentially expand these known deposits through further drilling.

The quantity and quality of lithological, collar, and downhole survey data collected in the various exploration programs by different operators are sufficient to support the Mineral Resource Estimate. The historic data includes total Cu, acid soluble Cu, cyanide soluble Cu, and molybdenum data in the Santa Cruz deposit, reflecting areas of higher and lower grades. The analytical laboratories used for historic and current assaying are well known in the industry, produce reliable data, are properly accredited, and are widely used within the industry.
In November 2021, we also completed four diamond drill holes totalling 3,601 m within the Santa Cruz Project deposit. The four diamond drill holes were twins of historic holes drilled by past owners. All drilling was a mix of rotary and diamond drilling where the first 300 m to 500 m of drilling was rotary to penetrate the barren Tertiary post-mineral sediments. All samples from within the interpreted bedrock mineralized zone were assayed for total Cu (%), acid soluble Cu (%), cyanide soluble Cu (%), and molybdenum (ppm). The collar locations, downhole surveys, logging (lithology, alteration, and mineralization), sampling and assaying between the two sets of drill holes were used to determine if the historical holes had valid information and would not be introducing a bias within the geological model or Mineral Resource Estimate. Plans for in-fill drilling and drilling of angled holes have been made to test the continuity of mineralization and gain more information. A total of four historical holes were reviewed and all four historical hole assays aligned with the 2021 diamond drilling assays.
Sampling, Analysis and Data Verification.   Nordmin is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results. In Nordmin’s opinion, the drilling, core handling, logging and sampling procedures meet or exceed industry standards and are adequate for the purpose of Mineral Resource estimation.
Nordmin considers the QA/QC protocols in place for the Santa Cruz Project to be acceptable and in line with standard industry practice. Based on the data validation and the results of the standard, blank, and duplicate analyses, Nordmin is of the opinion that the assay and specific gravity databases are of sufficient quality for Mineral Resource estimation for the Santa Cruz Project.
Mineral Resources.   The Mineral Resource estimate for the Santa Cruz Project is reported in accordance with the definitions for Mineral Resources in S-K 1300. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
Mineral Resources were classified into Indicated and Inferred categories based on geological and grade continuity, in conjunction with data quality, spatial continuity based on variography, estimation pass, data density, and block model representativeness, specifically assay spacing and abundance, kriging variance, and search volume block estimation assignment. The Mineral Resource Estimate has been defined based on an applied percentage (%) total copper (Cu) cut-off grade to reflect processing methodology and assumed revenue stream from Cu. The Mineral Resource Estimate is based on an underground mining methodology and surface float and leach process to recover cathode Cu or a mixture of cathode Cu and Cu saleable concentrates.
The Santa Cruz Project deposit Mineral Resource estimate is presented in the table below and has an effective date of December 8, 2021.

Table: Santa Cruz Project Mineral Resource Estimate (Santa Cruz Deposit 2021, 0.39% Total Cu cut-off grade)(1)
Domain	Resource Category	Kilotonnes kt	Total Cu %	Total Soluble Cu %	Acid Soluble Cu %	Cyanide Soluble Cu%	Total Cu kt	Total Soluble Cu kt	Acid Soluble Cu kt	Cyanide Soluble Cu kt
Exotic	Indicated	6,989	1.05	0.80	0.73	0.07	73	56	51	5
	Inferred	11,680	1.28	1.00	0.98	0.02	149	118	115	3
Oxide	Indicated	52,990	1.34	1.27	0.98	0.29	708	669	518	151
	Inferred	126,138	1.06	1.00	0.71	0.29	1,336	1,253	892	361
Chalcocite Enriched	Indicated	29,145	1.25	1.13	0.40	0.73	364	328	115	213
	Inferred	14,838	1.36	1.28	0.52	0.76	202	191	78	113
Primary	Indicated	184,877	0.75	n/a	n/a	n/a	1,394	n/a	n/a	n/a
	Inferred	96,098	0.59	n/a	n/a	n/a	568	n/a	n/a	n/a
TOTAL	Indicated	274,000	0.93	0.38	0.25	0.13	2,539	1,053	684	369
	Inferred	248,754	0.91	0.63	0.44	0.19	2,255	1,563	1,085	478

(1)
The Mineral Resources in this estimate were independently prepared by Nordmin, and were prepared and classified in accordance with the definitions for Mineral Resources in S-K 1300. The Mineral Resources have an effective date of December 8, 2021. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues are known that may affect this estimate of Mineral Resources. Verification included multiple site visits to inspect drilling, logging, density measurement procedures and sampling procedures, and a review of the control sample results used to assess laboratory assay quality. In addition, a random selection of the drill hole database results was compared with original records. The Mineral Resources in this estimate for the Santa Cruz deposit used Datamine Studio RM™ software to create the block models. Underground Mineral Resources are reported at a CoG of 0.39% Total Cu, which is based upon a Cu price of US$3.70/lb and a Cu recovery factor of 80%. SG was applied using weighted averages by lithology. All figures are rounded to reflect the relative accuracy of the estimates, and totals may not add correctly. Excludes unclassified mineralization located along edges of the Santa Cruz deposit where drill density is poor. Report from within a mineralization envelope accounting for mineral continuity.

The Santa Cruz Project deposit Mineral Resource estimate presented in the table below is shown with sensitivity to various cut-off grades and has an effective date of December 8, 2021.
Table: Santa Cruz Project Mineral Resource Estimate at Various Cut-Off Grades (Santa Cruz Deposit 2022)
Deposit	Category	Cu Cut-Off Grade (%)	Tonnes (Mt)	Total Cu (%)	Total Soluble Cu (%)(1)	Total Contained Cu (Mt)	Total Contained Acid Soluble Cu (Mt)
Santa Cruz	Indicated	2.0%	22,872,137	2.58	1.37	590,080	312,528
		1.0%	83,359,021	1.69	0.68	1,407,930	568,069
		0.8%	117,239,321	1.46	0.52	1,709,776	610,282
		0.5%	219,131,684	1.07	0.30	2,353,684	668,114
		0.39%	274,000,000	0.93	0.25	2,539,000	684,000
Santa Cruz	Inferred	2.0%	28,098,868	2.66	1.72	748,727	483,315
		1.0%	74,106,551	1.87	1.08	1,383,711	801,363
		0.8%	98,139,965	1.63	0.90	1,598,724	879,141
		0.5%	174,941,611	1.19	0.60	2,080,315	1,050,293
		0.39%	248,754,000	0.91	0.44	2,255,000	1,085,000

(1)
Acid soluble Cu and cyanide soluble Cu are not reported for the Primary Domain.

Tintic Project, Utah, USA
As used herein, references to the “Tintic Technical Report” is to the “SEC Technical Report Summary, Exploration Results Report, Tintic Project Utah, U.S.A.” prepared by SRK with an effective date of May 5, 2021, which was prepared in accordance with the requirements of S-K 1300. The Technical Report Summary, Exploration Results Report, Tintic Project Utah, U.S.A. is filed as Exhibits 96.2 to the registration statement of which this prospectus forms a part. Scientific and technical information in this section is based upon, or in some cases extracted from these reports with the addition of updated lands information from IVNE dating from after May 5, 2021.
Location, Map, Location, and Access.   Our Tintic Project is located approximately 95 km south of Salt Lake City, Utah and can be accessed by road from U.S. Highway 6 approximately 30 km west of the Interstate 15 junction. The centre of our claims and applications lies at approximately at 39° 55’ N latitude and 112° 06’ W longitude. The city of Eureka lies approximately 2 km north of the northeastern Tintic Project property boundary. The exploration area covers approximately 65 km2 of patented claims and unpatented claims and an additional 75 km2 of state leases and prospecting permits that have been consolidated by us into a cohesive grouping of mineral interests.

Ivanhoe
ELECTRIC
TINTIC PROJECT
LOCATION MAP
N
Salt Lake City
Carr Fork
Bingham
Provo
Payson
Kiewit
Burgin
Tintic
UTAH
Deer Trail
Escalante
Goldstrike
0
100
200
Kilometers
U S A
Tintic
UTAH
Mine / Deposit
Copper
Gold
Silver

The Tintic Project area hosted historic mining communities and activities, but only two communities remain today at Eureka and Mammoth. The historic mining area straddles the Tintic Mountains divide between the Utah and Juab Counties. The county line occurs at the watershed divide.
Infrastructure.   The Tintic Project is managed out of the city of Eureka (population approximately 700), which is approximately 2 km north of the northeastern Tintic Project property boundary. Eureka offers limited services. Equipment and other services are generally obtained from the towns of Tooele or Payson/Spanish Fork, which are each a 45-minute drive. We have established a permanent presence in the Tintic District and are currently headquartered out of Eureka with office facilities. We have also developed a secure core logging and storage facility at the mouth of the Mammoth Valley.
Water for the Tintic Project can be sourced from the city of Eureka’s maintenance yard at a cost of $0.01 per gallon (~3.8 litres). The exploration area also contains several small ephemeral springs that are productive in the early spring but does not contain any streams or rivers owing to the arid nature of the climate. The Rocky Mountain Power Company provides electric utilities to the Eureka community and a high-power transmission line services Eureka, Mammoth, and Silver City. Gas is supplied by a local company. Limited supplies and personnel are available from Eureka; however, the main source is the Salt-Lake City-Ogden-Provo metropolitan area, a corridor of contiguous urban and suburban development stretched along a 190 km (120-mile) segment of the Wasatch Front with a population of 2.7 million.

Title.   The single most limiting factor for the development of mining in recent times relates to the complex land ownership within the district. We have acquired 65 km2 of mineral tenure in the historic mining district surrounding the Tintic Project through various agreements and permit applications made through our subsidiary Tintic Copper & Gold Inc. (“TCGI”). We are in the process of consolidating all interests in respect of the Tintic Project under TCGI.
We or TCGI have entered into purchase and sale agreements with five different vendor groups owning mineral title at the Tintic Project. Under these purchase agreements, payment of the purchase price is deferred and no title will transfer until the purchase price has been paid in full. Until such time, the mineral titles are held with a third party escrow agent. We are required to pay a total of $30,800,000 to acquire all of these titles with all payments to be made by the end of 2023. As of September 30, 2022, we have paid a total of $25,512,500 and have a total of $5,287,500 remaining to pay by the end of 2023.
As of the date of this prospectus, we hold various types of claims and applications, which consist of the following claims, lease agreements, and permits:
•
Patented claims — 190 claims for 10.6111 km2

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Unpatented claims — 464 claims for 12.2119 km2

Purchased, but held in escrow
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Patented claims — 254 claims for 7.6542 km2

Leased with Option to Purchase
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Patented claims — 94 claims for 3.8435 km2

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Unpatented claims — 6 claims for 0.5016 km2

Leased without Option to Purchase
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85 claims for 5.2890 km2

SITLA
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12.1 km2 of Utah School and Institutional Trust Lands Association (“SITLA”) mineral leases in three agreements

Prospecting Permits
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6 Hardrock Prospecting Permit (HRPP) applications on Bankhead-Jones lands in the Tintic Valley, comprising 61 km2 (through Continental Mineral Claims Inc. (“CMC”) owned by TCGI)

To retain an unpatented claim on United States federal land, a maintenance fee of $165 per claim is due annually by September 1st. Based on our current landholding this would amount to $74,580 in annual payments for claim retention. The claim positions of the Tintic Project are intended to provide a cohesive, contiguous land package for the potential future extraction of mineralization in relation to the known geology of the area.
The HRPP applications, on non-core areas of the Tintic project, were filed in 2017. In 2019, the US Government passed the John D. Dingell, Jr. Conservation and Recreation Act, which provided for, in part, a land exchange between the United States and the Utah School and Institutional Trust Lands (the “Dingell Exchange”). The Dingell Exchange lands included of a portion of the lands covered by the HRPP Applications. Based on the authorization of the Dingell Exchange, BLM issued rejections of the HRPP Applications in and around July 2022. TCGI appealed the rejections, in part, on the basis that BLM lacked authority to reject the pending HRPP Applications solely on the basis of the Dingell Exchange. TCGI’s appeal is currently pending before the Interior Board of Land Appeals.

Ivanhoe
ELECTRIC
TINTIC DISTRICT
IVNE LAND OWNERSHIP
Date: 11/24/2022
Projection: UTM NAD83 Zone 12
N
395000
400000
405000
410000
4425000
4420000
4415000
4410000
T10S R4W
T10S R3W
T10S R2W
T11S R4W
T11S R3W
T11S R2W
T12S R4W
T12S R3W
0
2
4 Km
LEGEND
MAIN TINTIC DISTRICT CLAIMS
CLAIMS AND APPLICATIONS

Significant portions of the patented claims at the Tintic Project are subject to NSR royalties ranging between 1% and 4%. NSR royalties are only payable upon production and sale of product. There are no advance royalties.
Property Condition and Stage of Development.   The Tintic Project is an exploration stage project without mineral reserves or mineral resources. There is no mine in production at the Tintic Project and no mining activity by us has ever taken place on the land constituting the Tintic Project.
There is currently no significant equipment, infrastructure or facilities at the Tintic Project, and no mine development or operating equipment at the project site. There is no mining or operating infrastructure at the Tintic Project that would be intended to be used in future mine operations.
History.   Mineralization in the Tintic District was discovered in 1869, and by 1871 significant mining camps were established in the nearby city of Eureka, and the now defunct towns of Silver City and Diamond. Mineral extraction focused on high-grade Ag-Pb-Zn oxide carbonate replacement deposits (“CRD”) hosted in Paleozoic limestone both at surface and underground, with lesser production from steeply dipping Au-Ag-Pb-Zn-Cu fissure veins. The Tintic precious and polymetallic mining district saw nearly continuous mining operations from 1871 through to 2002 with variations in the level of activity and commodity extracted. Total historic production from deposits located within our acquired property, predominantly in the Tintic mining districts, totals approximately 1.9 Moz Au, 136 Moz Ag, 105 kt Cu, 416 kt Pb and 6 kt Zn.
The main precious and base bearing minerals in the Tintic District are enargite, tetrahedrite, galena, sphalerite, pyrite, marcasite, and native gold, silver, and copper. However, many more mineral species are present, including exotic tellurium-bearing species. There are clear metalliferous domain changes across the Tintic District with Cu-Au dominance in the Main Tintic District transitioning northwards into Pb-Ag and finally into Pb-Zn in the northern portion of the district. This zonation leads us to believe that the Main Tintic district likely contains the porphyry source of the polymetallic bearing fluids.
Permitting and encumbrances.   In March 2021, TCGI submitted a Notice of Intention to Conduct Exploration to the Division of Oil, Gas and Mining of the Department of Natural Resources of the State of Utah. The approved permit will allow our proposed drilling program to be undertaken. The Tintic Project has no other required permits for current activities.
There are two Recognized Environmental Conditions (REC) present on the Tintic project lands in the form of old mill sites. We do not anticipate doing any work in these areas, and therefore do not expect to trigger any potential environmental liability.
See “— Mining and Mineral Project Exploration Laws”.
Geological Setting, Mineralization and Deposit Types.
The host rocks at Tintic are Pre-Cambrian through Paleozoic sediments and carbonate rocks and were emplaced to their current position primarily during the Sevier orogeny (Cretaceous), forming a series of folds and thrusts, including a synform which forms the key host sequence in the Main Tintic District.
The ‘Deep Creek-Tintic’ mineral belt is an east trending zone of basement highs marked by Cenozoic calderas and associated metal endowment all along the belt. The East Tintic Mountains, where the belt terminates, host the Tintic District, the second biggest mining district in Utah after the Bingham District, located approximately 65 km north of the Tintic Project. The Bingham stock lies approximately at the intersection of the Wasatch hinge line and the ‘Bingham-Park City’ mineral belt, coinciding with the Cheyenne suture zone and the Uinta arch, concentrating tectonic and igneous activity. The Tintic District lies at the eastern margin of the ‘Deep Creek-Tintic’ mineral belt where it terminates against two or more north-south trending range front faults. Metallic minerals at Tintic and Bingham are hosted along northeast striking, steeply dipping, thrust faults, related to the Sevier orogeny. Intrusions along the Uinta arch in the Wasatch intrusive belt are high potassium calc-alkaline and metaluminous I-type granitoids similar to the igneous intrusions at Tintic. Eocene to early Oligocene intrusions, the source of mineralizing fluids, were emplaced in an extensional stress regime with northwest-southeast least principal stress. Basin and Range extension began around 18 Ma, forming high-angle normal faults which resulted in block tilt and the present Basin and Range topography. Fluid inclusion studies from plutons in the Wasatch Mountains indicate a 15-20 eastward tilt of the range and paleomagnetic data from the Oquirrh Mountains are consistent with an 11 eastward tilt related to the Basin and Range. The East Tintic Mountains were uplifted and rotated 10-20 east, similar to the Oquirrh Mountains.
The Tintic District has been broadly divided into four sub-districts: North, East, Main and Southwest. The following describes the stratigraphy, structure, volcanism, mineral deposit types and zoning patterns, including mineralization and alteration, observed in the four sub-districts, and summarizes the effects of Basin and Range extension on the Tintic District. The East Tintic Mountains are underlain by a basement sequence of more than 800 m of phyllic slate, quartzite and dolomite from the Neoproterozoic Big Cottonwood Formation, outcropping along the axis of the North Tintic anticline. A sequence of more than 3,700 m of Paleozoic (ranging from Cambrian to Mississippian periods) carbonate and clastic sedimentary strata lies unconformably on top. This sequence is characterized by a thick basal Cambrian Tintic Quartzite, succeeded by a thick sequence of dominantly limestone and dolomite. During the Sevier orogeny, from Late Jurassic to Late Cretaceous, the East Tintic Mountains were uplifted and deformed in a series of north-trending, north-plunging asymmetrical folds cut by coeval thrust faults, high-angle strike-slip and tear faults. Three major folds deform the Neoproterozoic and Paleozoic sequence in the Tintic district.
Our interests in the Tintic District are focused on the southern portion of the Main District where Paleozoic sedimentary rocks and late Eocene — Oligocene volcanic rocks are intruded by the Silver City intrusive complex. Over 2,000 m of Paleozoic stratigraphy is exposed at the property ranging from the early Cambrian Tintic Quartzite at the western flank through the Mississippian Humbug Formation on the east. The rocks above the Tintic Quartzite are predominantly comprised of limestone and dolomite with a few units that have a greater siliciclastic component. Thin-skinned thrusting during the Sevier orogeny resulted in a complex pattern of faults and folds in the Paleozoic stratigraphy dominated by the east-west Sioux-Ajax fault through Mammoth and a large, east-verging asymmetric anticline-syncline pair that is cut by northeast trending faults. The thrust faults that underly this folding have been identified in mines in the East Tintic District and locally at surface when not covered by later volcanic rocks. North of the Sioux-Ajax fault, the ‘ore runs’ of the Main District occur as sub-horizontal bodies connected by chimneys or pipes where crossed by faults in the shared subvertical limb of the anticline-syncline pair and along the axis of the Tintic syncline at the eastern margin. Exposure of Paleozoic rocks south of the Sioux-Ajax fault is limited to a less than 2 km2 area between the Silver City intrusive complex to the southwest and overlying volcanic rocks to the southeast; it does not show the magnitude of folding found to the north of the fault. Instead, the beds here dip moderately to the northeast and are cut by steep reverse faults referred to as fissures when mineralized which continue south to the contact with the intrusion. These fissures and the subvertical chimneys and pipes tend to be more Cu-Au rich than the sub-horizontal Ag-Pb-Zn rich ‘runs’ north of the fault. Where these fissures intersect the contact with the Silver City intrusive complex, deposits of massive Fe-oxide and halloysite occur such as the Dragon Mine.
Mineralization in the Tintic District is typical of a porphyry-epithermal magmatic hydrothermal system. Known deposits predominantly occur as CRDs and epithermal veins with a few small porphyry deposits including the SWT porphyry in the Southwest District and the Big Hill porphyry in the East District. Exploration prospects identified by us on the Tintic Project include CRDs in the Paleozoic stratigraphy, areas with porphyry exploration potential in the Silver City intrusive complex and at depth below the CRDs, and skarns at intrusive contacts in the carbonate rocks.
Exploration and Drilling.   Exploration by us on the Tintic Project commenced in late 2017 with an airborne geophysical survey. On-the-ground exploration commenced in early 2018 and included a ground geophysical survey and a geological baseline work program consisting of soil and rock grab sampling, age dating, petrology, mapping, prospecting, and identification of key intrusive and alteration phases. Additional work through 2018 into 2019 included the re-logging of deep historic drillholes at the Dragon exploration area and the compilation and 3D digitization of historical mines, underground workings, and mineralized zones termed ‘runs’.
In late 2021 we completed a small exploration drill program consisting of two reverse circulation (“RC”) holes and a fan of four diamond drill holes. We have also compiled a drillhole database from over 125 years of exploration and development operations in the Tintic Project district by dozens of historical owners and operators. A total of 489 drillholes were completed historically on the Tintic Project by several prior owners and operators. However not all of the details are available.
Typhoon™ has also completed a 72 km2 fully 3D IP survey, with effective penetration depths averaging over 1.5 km, which revealed never before seen porphyry Copper-Gold exploration potential areas that are ready to drill. Diamond drilling commenced in late November 2022 in the Silver City area testing between two Typhoon™ anomalies. Drilling will continue into 2023 with assay results not expected to start until the first quarter of 2023.
Our current database contains known collar locations for 442 diamond, RC and rotary air blast drillholes totaling approximately 72,212 m. The accuracy and certainty of collar locations are variable, due to the many sources of information. Some collar coordinates were derived from georeferenced maps and figures, abandoned mine-grid translations and UPC, each of which have uncertainties attached to them regarding their positions. Forty-seven holes have collar locations recorded in undocumented or unknown mine-grid datums and will be added to the database when their locations can be deduced. 193 drillholes are collared on the Applied Minerals “Dragon” halloysite mine property (12,635 m total), and consist primarily of geotechnical, geological, and mineral data pertinent to the clay and iron-oxide mining operations there. While the authors of the Tintic Technical Report note that drillhole positions should be treated with caution when utilized for geological modelling, due to the varied level of accuracy, they note that they can be utilized for regional scale geological modelling, which we have completed in Leapfrog Geo™.
Assay results have been compiled from 221 drillholes across the Tintic Project district. Records of analytical methods for assay data are limited and the assay database consists of variable element analyses. These range from comprehensive 43 element ICP-MS data from analyses performed on drillhole core from the Big Hill diamond drillhole program conducted from 2008 to 2014 in the East Tintic sub-district, to Cu-Au only results from RC drilling in the Treasure Hill area. In the opinion of the authors of the Tintic Technical Reports, historical drillhole analytical results should be treated with caution and only utilized for indicative purposes until twin drilling is completed to verify position, orientation and grade, as no supporting QA/QC information is available for the respective drillholes.
Sampling, Analysis and Data Verification.   All soil and rock grab samples collected by us during exploration programs undertaken to date have been prepared and analyzed by ALS Global-Geochemistry Analytical Lab in Elko, Nevada (“ALS”). ALS is a reputable analytical laboratory with a global quality management system that meets all requirements of the international standards ISO/IEC 17025:2017 and ISO 9001:2015. ALS has a robust internal QA/QC program to monitor and ensure quality of assay and other analytical results.
The security measures employed by us for both the soil geochemical survey and rock grab sampling programs were as follows. At the completion of each field day, all samples were bagged in large rice sacks with approximately 20 samples (20 kg) per sack. Each rice sack was labeled with the company name, bag number and the sample IDs contained within it. This information was recorded into an inventory spreadsheet. The sacks were sealed using zip ties and marked with colored flagging tape. All samples were secured at our field office in Mammoth prior to dispatch to the lab. The Mammoth facility doubles as a bunkhouse for our geologists who maintained control and security of all samples. Samples were dispatched to the ALS prep-lab by our geologists who maintained chain of custody until the samples were received by ALS. Prior to dispatch, a senior geologist of ours prepared an inventory and shipping slip of the dispatch. All rice bags were checked against the inventory slip which was then approved and signed. A chain of custody form was completed and signed by both our and ALS staff upon delivery to the Elko facility.
The soil samples were prepared using a standard ALS preparation package, which analysis yielded raw spectral files in ASD and ASCII format, and a spreadsheet with mineral assemblage interpretations with the spectral parameters of the soil.
The rock grab samples were prepared using a standard ALS preparation package, which measured 48 elements. Gold was measured by fire assay and ICP-AES analysis.
We have implemented two standard insertion protocols for soil and stream sediment samples (which have 5% duplicate and 4% standard insertion rates) and drill core, rock grab, pit, trench, and chip samples (which have 5% blank, 5% duplicate, and 4% standard insertion rates). Inert crushed white marble is used as blank material. OREAS 151b standards in 60g packets are used for the porphyry-epithermal samples including all 2018 soil and rock grab samples. This is a certified OREAS low-grade Cu standard for porphyry Cu-Au exploration. Lab assay certificates were imported into an access database that merged geochemical and spectral data with the sample field data and location information. The Company has implemented an internal QA/QC program to monitor all assay results from laboratories by comparing results of the Company’s inserted standards, blanks and duplicates against expected values. If any assay certificate fails the QA/QC check, the lab is immediately notified for investigation and possible re-assay. The blank samples generally produced values substantially lower than 5 times the lower detection limit for Au, Ag, Cu, Mo, Pb and Zn which is within industry acceptable standards, however there were no failures. The performance of the certified reference material analyses was also within acceptable limits.
The 2018 soil and rock grab sample collection, security, preparation, and analytical procedures used are appropriate for the type of mineral exploration that is being undertaken and the stage of the Tintic Project. The authors of the Tintic Technical Report consider the QA/QC measures taken to be appropriate and the performance of blanks and standards to be acceptable, and note that the duplicates indicate no significant biases in the data.
Data verification conducted by the authors of the Tintic Technical Report included a site visit to the Tintic Project and a desktop study. SRK personnel completed a site visit to the Tintic Project in November 2020, which included an overview of the history and geological setting of the Tintic Project area, and a field examination of selected historical mine workings and the prospective areas identified for exploration drill testing. This included the underground workings at the Mammoth Mine and the Sioux-Ajax Tunnel which occur in CRD exploration potential areas and the porphyry deposit drilling exploration potential areas as well as the Mammoth Shaft and the Glory Hole Shaft. The authors of the Tintic Technical Report reviewed and accepted the information supplied by the Company. Historical information was verified from several web and literary sources where possible. The analytical results were checked against the relevant laboratory certificates, and no transcription errors were noted by the QPs. The QPs did not request any check assays as no mineral resources or exploration tonnages and grades have been delineated at the Tintic Project.
The authors of the Tintic Technical Report reviewed and accepted found the information to be comprehensive and logically archived and the data management and database compilation procedures are consistent with standard industry practices, and also reviewed and accepted the supplied information and considered it to be geologically appropriate and adequate for use in the Company’s ongoing exploration efforts at the Tintic Project.
Hog Heaven Project, Montana, USA
The Hog Heaven Project is located on private land approximately 85 km south-southwest of the town of Kalispell in Flathead County, Montana and is accessed by driving 16 km of gravel road from the highway.
Brixton Metals Corporation (“Brixton”) owns the Hog Heaven Project through its subsidiary Brixton USA, covering an area of 24.32 km2 through the following interests: 2.59 km2 of deeded fee simple land both surface and minerals and 14.06 km2 of fee simple mineral rights held by Brixton USA. The balance, 7.67 km2, is held via lease of three parcels owned by the Chester Company Ltd.
We entered into an earn-in agreement on February 26, 2021 with Brixton as well as a subsidiary of Brixton, pursuant to which we may earn up to a 75% interest in the Hog Heaven Project by making cash payments totaling $4,500,000 and incurring an aggregate of $40,000,000 in exploration expenditures by 2032. We own 3% of the outstanding shares of Brixton, which we acquired from Newstar Advantage Ltd., an entity affiliated with Mr. Friedland (“Newstar”) on October 1, 2021 for C$2.0 million. Newstar acquired shares and warrants of Brixton in a private placement for a purchase price of C$2.0 million. Brixton used the funds to purchase a portion of a royalty on the Hog Heaven Project owned by Pan American Silver Corp. on which the Company had an earn-in.
Under our earn-in agreement with Brixton, we have the right to earn a 51% interest in the Hog Heaven Project by making a total of $4,500,000 in cash payments and incurring $15,000,000 in exploration expenditures at stage 1. We may also earn an additional 24% interest (for a total 75% interest) in the Hog Heaven Project by incurring an additional $25,000,000 in exploration expenditures at stage 2. In order to complete stage 1, in addition to incurring $15,000,000 in exploration expenditures, we are required to make $500,000 in cash payments each year for four years, and $1,000,000 in cash payments on or before each of the fifth and sixth anniversaries of the date of the earn-in agreement. As of September 30, 2022, we had incurred $2,031,000 in exploration expenditures and made $1,000,000 in cash payments.
In order to complete stage 2, which is at our sole discretion, we would be required to incur an additional $25,000,000 in expenditures of which we must incur $10,000,000 by February 26, 2030 and $15,000,000 by February 26, 2032. For purposes of this earn-in, a joint venture company, Brixton JVC, a Nevada corporation, was established. We earn into the Hog Heaven Project by acquiring stock of Brixton JVC. Pursuant to the earn-in agreement, we are the operator of the Hog Heaven Project. We also control and direct all exploration, development and other related activities while we are earning-into the Hog Heaven Project.
From the date that stage 2 is complete until the date that Brixton JVC makes a decision to commence the development and construction of an operating mine at the Hog Heaven Project, we and Brixton must each fund the activities and operations of Brixton JVC pro rata to our respective interests in the Hog Heaven Project, provided that, if requested by Brixton, we are required to fund its pro rata portion of the costs of the activities and operations of Brixton JVC, with such amount accruing with interest calculated at the annual rate equal to the U.S. Federal Reserve Secured Overnight Financing Rate plus seven percent. At the date a construction decision is made, the amounts we previously funded to Brixton will become due and payable to us, and shall be paid within 12 months of the date a construction decision is made, failing which Brixton would be subject to dilution pursuant to a standard dilution calculation.
Royalties.   If a party’s interest in Brixton JVC is diluted below 10%, then the interest of such party in Brixton JVC will be cancelled and its shareholding interest converted into a 2.0% NSR. In addition, one NSR royalty at a rate of 1.5%, three “net profit interest” NPI royalties with rates of 5% and 10%, and one “net revenue interest” NRI royalty with a rate of 10% (capped at $1,314,702) exist on various portions of the property. The three sections of Chester Company Ltd. lands are subject to a long-term lease that requires a $12,500 annual lease payment.
History.   There are several high sulfidation epithermal mineral deposits and prospects within the bounds of the Hog Heaven Project as well as several now-closed mines, including the Flathead Mine. The past producing Flathead Mine was a silver-rich, high sulfidation epithermal mineral system positioned on the margin of a diatreme breccia body and had one of the highest silver to gold ratios (2,233:1) of any high sulfidation epithermal deposit in the world. We believe that the Flathead Mine is just one small part of a much larger mineralized system that has remained unrecognized by past miners and explorers.
The Flathead Mine was mined by Anaconda Mining Inc. from 1929 to 1946, producing approximately 241,000 short tons of direct-ship Ore averaging 26.6 troy oz/ton Ag. A lessee mined the Flathead Mine from 1963 to 1975 producing 49,700 short tons averaging 9.35 troy oz/ton Ag. Other previously mined high sulfidation epithermal mineral deposits within the bounds of the Hog Heaven Project including the Ole Hill and West Flathead Mines located 1.6 km west of the Flathead Mine; the Margarite Mine, south of Flathead Mine; the Martin Mine just northwest of Margarite Mine with indications of very high-grade Ag, Au, Cu, Pb, and Zn mineralization at lower levels of the mine; the Battle Butte Mines west of Margarite Mine; and the Donald and Francis Mines west of Martin Mine.
Geological Setting, Mineralization and Deposit Types.   Mineralization in the Hog Heaven Project area comprises silver-gold-copper-lead-zinc high sulfidation epithermal replacement and vein-breccia deposits. The Hog Heaven Project is located in the Little Bitterroot Valley, a north-northwest trending, 6 to 8 km wide valley bounded by mountains with elevations of 1,500 m to 2,500 m and rising 300 m to 800 m above the valley floor. The Hog Heaven Project is underlain by Proterozoic Belt Supergroup strata just east of the axis of the north-northwest-trending Purcell Anticlinorium and is intruded and unconformably overlain by Early Oligocene volcanics. At the Flathead Mine, stratabound and replacement orebodies occur along stratigraphic horizons in the upper bedded diatreme zone adjacent to a mega-clast of latite porphyry (previously referred to as the central latite porphyry dome).
Exploration.   Prior exploration in the greater Hog Heaven Project area consisted of surface soil geochemical surveys over airborne electromagnetic geophysical targets, confirmation and/or updating of surface mapping, and rock chip sampling. We have completed due diligence studies on recent and historic drilling and on surface geochemical results. This includes relogging approximately 13,700 m of drill core to confirm and/or update the geologic model; surface rock chip sampling at the Flathead Mine to confirm metal distribution and grades; and re-sampling of approximately 2,600 pulp samples from historic drill holes at the Flathead and Ole Hill Mines with results pending. We have also reprocessed Brixton’s 2018 airborne electromagnetic survey data, and an inversion model was produced to help guide exploration. Initial drill targets were picked from the inversion results and drill pads were permitted and bonded with the Montana Department of Environmental Quality. A three dimensional IP survey was completed over the Hog Heaven Project area in the summer of 2021 to further assess target potential and to generate new drill targets. A detailed ground gravity survey covering the Hog Heaven project area was completed in September of 2021.
Drilling.   Drill targeting for both extensions to existing deposits and new target concepts was based on the results of the geophysical and geochemical surveys. A drill program commenced in October 2022 with two holes drilled before weather shut down drilling for the winter. The drill program will continue in 2023.
Planned Work Programs.   In 2022, we anticipate continuing geological mapping and sampling activities, in addition to continuing the drilling program.
Sama Nickel-Copper-Palladium Project, Ivory Coast
The Ivory Coast Project is located approximately 650 road km northwest of Abidjan, Ivory Coast. As of March 31, 2022, our interest in the Ivory Coast Project was held through our 23% equity interest in Sama and our 30% interest in the Sama Nickel Corporation Inc. (“Sama Nickel”) joint venture described below. As the Ivory Coast Project is the only significant mineral project in which we have an interest outside of the western hemisphere, we are considering longer term strategic alternatives for our interest in the project (as well as our interest in Sama Nickel and our 23% equity interest in Sama as of September 30, 2022) in order to maintain our focus on our other projects in the western hemisphere. While we currently intend to complete our earn-in and acquire a 60% interest in the Ivory Coast Project, following such time we may consider a disposition of such interests, a joint venture or other structure to monetize the value of these interests. We are not currently in negotiations or discussions with any party regarding our interest in the Ivory Coast Project.
The Ivory Coast Project consists of three exploration permits owned by Sama Nickel, a subsidiary of Sama, which is the joint venture vehicle in which we are partnering with Sama to advance the Ivory Coast Project, which cover a total of 517 km2, as well as two additional exploration permits held in a joint venture with Société pour le Développement Minier de la Côte d’Ivoire (“SODEMI”), a parastatal organization established by the Ivory Coast and which together cover 318 km2.
In March 2018, we entered into a binding term sheet for an earn-in and joint venture agreement with Sama which was subsequently formalized in March 2021 (the “Sama Earn-In and JV Agreement”). Pursuant to the terms of the Sama Earn-In and JV Agreement, we have the ability to earn a 30% shareholding interest in the Ivory Coast Project by incurring expenditures of C$15,000,000 over a maximum of six years. By incurring additional expenditures of C$10,000,000 within the same time period, including the financing of a bankable Feasibility Study and the acquisition of an exploitation permit on part of the Ivory Coast Project, we will be entitled to earn an additional 30% shareholding interest in the Ivory Coast Project, such that our aggregate shareholding interest therein shall be 60%. In August 2021, we reached the initial C$15,000,000 expenditure threshold and as a result we acquired a 30% shareholding interest in Sama Nickel.
In April 2018, pursuant to an investment agreement, Sama granted to us a right to nominate to the Sama board of directors two (2) directors as long as our shareholding interest of Sama remains above 10% but less than 50%, and four (4) directors if our shareholding rises to greater than 50%. As of the date of this prospectus, Mr. Finlayson and Govind Friedland are our director nominees on the board of Sama, both of whom were most recently re-elected at the annual meeting of shareholders of Sama held on June 17, 2021. Other than as shareholders of Sama, we do not have any interest in Sama’s gold projects in Liberia or its nickel-copper project in Québec, Canada.
Overview.   In 2009, Sama entered into an agreement with SODEMI, a parastatal organization established by the Ivory Coast, under which Sama was to explore the area covered by the former Permit No. 123 (“PR123”), held by SODEMI in the Ivory Coast. The former PR123 encompassed approximately 446 km2. As a result, Sama became responsible for financing exploration work programs until the completion of a bankable Feasibility Study. SODEMI was not required to contribute to the exploration work conducted by Sama Nickel.
In June 2019, two new exploration permits, Samapleu East (“PR838”) and Samapleu West (“PR839” together with PR838, the “PRs”), replacing the former PR123, were granted to SODEMI. The PRs together cover 318 km2, expire on June 18, 2023, and can be renewed for periods totaling up to 12 years. In accordance with both PRs, Sama Nickel agreed to complete an exploration program budgeted at approximately $5,200,000 for PR838 and approximately $1,700,000 for PR839 before the term of the exploration permits expires. In September 2019, Sama Nickel and SODEMI signed an amendment to their agreement under which the parties confirmed Sama Nickel and SODEMI respectively hold a 66.7% interest and a 33.3% interest in the two new exploration permits, notwithstanding any future request for an exploration permit.
PR838 is close to the village of Yorodougou, about 50 km west of Biankouma and 25 km east of the border with Guinea. PR838 has an irregular shape, with a maximum north-south extent of 24 km and 16 km along the east-west direction, for a total area of 258 km2.
Upon completion of a bankable Feasibility Study, an advisory committee which consists of two Sama Nickel representatives and two SODEMI representatives would conclude on the feasibility of the Ivory Coast Project. If the advisory committee were then to decide to proceed with the project, an exploitation (mining) entity would be established whereby future funding would be split between Sama Nickel and SODEMI at 66.7% and 33.3%, respectively.
Sama Nickel, through other subsidiaries, owns exploration rights on three additional exploration permits (PR300, PR604 and PR837) adjacent to PR838 and PR839 for a combined 839 km2. These three PRs are 100% owned by Sama Nickel. PR300 expired December 18, 2021, and application to renew was filed before such expiry. The renewal process is ongoing. PR604 expires on December 8, 2022 and a renewal application has been lodged. The remaining permits expire on July 18, 2023.

Technical Report.   Sama has filed a technical report prepared in accordance with National Instrument 43-101 (“NI-43-101”), which is an instrument developed by the Canadian Securities Administrators and administered by the provincial and territorial securities commissions that govern how issuers in Canada disclose scientific and technical information about their mineral projects to the public, for the Ivory Coast Project, titled “NI 43-101 Technical Report — Preliminary Economic Assessment Samapleu Project” and which was prepared jointly by Daniel M. Gagnon, P.Eng., Schadrac Ibrango, P. Geo, Ph.D, MBA, Nalini Singh, P.Eng., Ryan Cunningham, P.Eng., Volodymyr Liskovych, Ph.D, P.Eng., Marie-Claude Dion St-Pierre, P.Eng., dated June 1, 2020 but with an effective date of May 22, 2019 (“Ivory Coast Technical Report”). The report was filed on the System For Electronic Document Analysis and Retrieval (“SEDAR”). Scientific and technical information in this section regarding the Ivory Coast Project is based upon, or in some cases extracted from, the Ivory Coast Technical Report.
Preliminary Economic Assessment.   The Ivory Coast Project was the subject of a June 2020 Preliminary Economic Assessment (the “Sama PEA”). Highlights of the Sama PEA included estimated average annual production of 3,900 t of carbonyl nickel powder, 8,400 t of carbonyl iron powder and 14,100 t of copper concentrate over a 20-year mine life. Capital costs to develop the project were estimated at $282,000,000 including contingency of $37,000,000, with operational costs of $2,062/t products and $23.96/t milled. The Sama PEA generated an after-tax NPV (at an 8% discount rate) of $391,000,000 and after-tax IRR of 27.2%.
Figure Ivory Coast Project Location

N
W
E
S
GUINEA
IVORY COAST
LIBERIA
Legend
SAMA Tenements
Nature Reserve
Country Boundary
Road
Existing Railway
0
10
20
kilometres

Mineral Resource Estimate.   The Ivory Coast Project contains mineral resources.1

(1)
Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The CIM definitions were followed for the classification of Indicated and Inferred Mineral Resources. The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource. It is reasonably expected that a portion of Inferred Mineral Resources could be upgraded with continued exploration. Pit shell defined using 52-degree pit slope, copper concentrate price of $2.1/lb and nickel powder price of $13.5/lb, $3/t mining costs, $15/t of processing and G&A costs, and a resulting cut-off grade of 0.1% NiEq.

Category	Resources (Mt)	NiEq (%)	Ni (%)
Measured	—	—	—
Indicated	33.18	0.269	0.238
Measured and Indicated	33.18	0.269	0.238
Inferred	17.78	0.248	0.224
Planned Work Programs.
In 2023, we will be focusing on technical trade off studies of the Samapleu and Extension deposits and the Grata discovery to support estimates of the value of these deposits, which may lead to an updated Preliminary Economic Assessment (“PEA”) of the Ivory Coast Project.
Other Mineral Projects and Equity Investments
The table below provides summary information regarding our other mineral projects in which we have a direct or indirect interest.
Other Mineral Projects
Project Name	Location and Project Size	Stage of Development	IVNE Interest and Nature of Interest	Title Holders / Operator	Primary Minerals	Nature of Mineral Title	Mineral Resources/ Reserves	Aggregate Annual Production – Last 3 Fiscal Years
Bitter Creek	Arizona, USA 35.2 km2	Exploration	100% Ownership	Bitter Creek Exploration, Inc., a wholly-owned subsidiary	Copper Gold	Lode mining claims	n/a	Not in production
Carolina	North Carolina, USA 1.75 km2	Exploration	0% current ownership with right to earn up to 85%	Carolina Mining Corp.	Gold Copper	Fee Simple	n/a	Not in production
Desert Mountain	Utah, USA 13.88 km2	Exploration	Little Sahara Exploration (“LSE”), a wholly-owned subsidiary of the Company	LSE	Copper Gold	Unpatented mineral claims	n/a	Not in production
Grasshopper	Montana, USA 7.19 km2	Exploration	100% Ownership	IE Montana Holdings Corp.	Copper	Unpatented mineral claims	n/a	Not in production
Lincoln	Utah, USA 50.14 km2	Exploration	0% current ownership interest; Option to acquire 100% of the mineral title	Lincoln Cave Exploration, Inc. (“LCE”), a wholly-owned subsidiary	Copper Lead Zinc Silver Gold	Patented mineral claims, unpatented mineral claims and Utah State leases	n/a	Not in production
Unity	Oregon, USA 38.29 km2	Exploration	0% current ownership interest; Option to acquire 100% of the mineral title	CMC, a wholly-owned subsidiary	Copper	Unpatented mineral claims	n/a	Not in production
Yangayu	Papua New Guinea 1,100 km2	Exploration	0% current ownership interest; Option to acquire 100% of the mineral title	Goldsearch International	Copper Gold	Exploration license	n/a	Not in production
Bitter Creek Project, Arizona, USA (the “Bitter Creek Project”).   Our Bitter Creek Project is located in Yavapai County, Arizona, United States, approximately 20 km east of Wickenburg. The project area is accessible via a 40-minute drive from Wickenburg. We operate the Bitter Creek Project through a wholly-owned subsidiary, Bitter Creek Exploration, Inc. The Bitter Creek Project consists of 348 lode mining claims that are valid through to September 1, 2022. The total area of the project is 35.21 km2 comprised of three exploration permits totalling 6.87 km2 and 348 unpatented claims. The Bitter Creek Project has hosted two historic mines and several exploration projects.
We initially commenced field work and staking in late 2019 which carried through into 2020. This field work included prospecting, soil sampling (33 samples), stream sediment sampling (122 samples), rock grabs (110 samples) and heavy mineral sampling (48 samples). In 2021, a contractor flew an airborne electromagnetic and magnetic survey over the entirety of the Bitter Creek Project area. In spring 2022, we conducted a Typhoon™ 3DIP survey, which revealed a large chargeability anomaly. Interpretation and integration with surface mapping and sampling is underway to produce drill ready targets. Our exploration activities have not included any drilling activities nor are we aware of any historic drilling on the Bitter Creek property.
Carolina Mining, North Carolina, USA (“Carolina Joint Venture”).   We entered into a binding letter of intent in November 2021 to form a joint venture with CMC, a private company based in Charlotte, North Carolina. Once the joint venture agreement has been executed, we will have the obligation to spend up to $1,000,000 over two years to acquire private mineral rights and surface access with the rights to drill test a series of electromagnetic (EM) conductors defined by CMC’s VTEM survey flown in 2021. Once these funds have been expended, we then will have the right to earn 51% in the joint venture formed with CMC by spending an additional $5,000,000 over a 3-year period and the further right to increase our interest in the joint venture to 85% by spending an additional $20,000,000 over 5 years or by completing a Feasibility Study.
CMC owns mineral rights and surface access to three historic mining sites that operated in the early to late 1800s, pre-US civil war. These include the Silver Hill volcanic massive sulfide (VMS) mine; the Silver Valley mine, also a VMS deposit, discovered in 1880, with limited zinc, lead, silver, and gold production due to the difficulty of Smelting and recovering precious metals from zinc-rich ores; and Conrad Hill, a deposit mined in the early 1830s that produced high grade gold (>1 oz/t) from a series of orogenic quartz veins carrying significant copper values.
In 2021, CMC flew a Geotech VTEM survey over a 16 km by 19 km area to explore for additional massive sulfide mineralization in the Ordovician volcanic-sedimentary rocks of the Carolina Slate Belt. This resulted in defining eight EM conductors ranging in strike length from 300m to 1300m. Inversion modelling by CGI showed two of the EM conductors extend from 200m below surface to depths >700m and are potentially tens of meters in thickness. Inversion modelling was not possible on the remaining EM conductors due to the proximity to cultural interference by cast iron water pipes and power lines located along most North Carolina County roads.
The EM conductors are located on fee-simple private land in Davidson County, North Carolina that include both surface and mineral title. Options to purchase mineral rights and surface access for exploration and mining are being negotiated with the individual owners based on overall acreage and strike extent of the EM conductors within their land holdings. All the land that constitutes the Carolina Joint Venture will be subject to a 1.5% NSR and a further 2.0% NSR should CMC take dilution of their 15% interest in the Carolina Joint Venture.
Desert Mountain Project, Utah, USA (the “Desert Mountain Project”).   Our Desert Mountain Project is located in southwest Utah in Juab County. The closest towns include Delta and Eureka. The Desert Mountain Project is approximately 100 km southwest of Salt Lake City with access via paved roads and 22 km of gravel roads. We operate the Desert Mountain Project through a wholly-owned subsidiary company, LSE. The only previous mineral exploration and development on the property was historic in nature and focused on the now-closed Porter Mine. Historic production is not known. Copper was the primary target of the former mine. The Desert Mountain Project consists of 13.86 km2 of unpatented Federal mining claims (166 claims) wholly-owned by LSE.
Our exploration at Desert Mountain has included rock grab samples (50 samples), whole rock analysis (18 samples), magnetic and gravity geophysics and two RC drill holes. Both holes were completed by early September, 2021 with DMR-002 intercepting low-grade Cu mineralization from surface to 68.6m of 299 ppm Cu including 6.1m at 938 ppm Cu and DRM-001 awaiting a diamond core tail in 2022. Exploration plans for 2022 include completing the suspended drill program, which will include diamond tails of rotary holes.
Grasshopper, Montana, USA (the “Grasshopper Project”).   Our Grasshopper Project is located in southwestern Montana. The closest towns are Bannack and Argenta. The Grasshopper Project is about 60 km south of Butte. A circular topographic feature centered on a magnetic anomaly was first identified in 1976. Since 1977 24 shallow rotary holes and 1 diamond drill hole have been completed along with mapping, soil sampling, ground magnetics, and an IP Survey. The Grasshopper Project consists of 7.19 km2 of unpatented Federal mining claims (86 claims) wholly-owned by IE Montana Holdings Corp.
Lincoln Project, Utah, USA (the “Lincoln Project”).   Our Lincoln Project is located in southwest Utah in Beaver County. The Lincoln Project is approximately 330 km from Salt Lake City and accessible by gravel roads from the paved road. We operate the Lincoln Project through our wholly-owned subsidiary LCE. The project area consists of 34 patented claims and 121 unpatented Federal mining lode claims optioned from Grand Central Silver Mines Inc. (“GCSM”). There are another 330 unpatented Federal mining lode claims covering 22.87 km2 and SITLA leases covering 11.86 km2.
GCSM is selling the mineral titles to LCE for cash payments totaling $3,000,000 over six years and retains a 2% NSR royalty, of which one half (1%) can be purchased by LCE for $1,000,000, and a further quarter (0.5%) can be purchased for $1,500,000 within ten years of the effective date (July 23, 2021). LCE holds a right of first refusal on the sale of GCSM’s royalty.
The Lincoln Project area encompasses numerous historic small underground workings with little record of production. Almost no modern exploration has occurred on the Lincoln Project. Field geological mapping, sampling, airborne magnetics and ground gravity surveys are underway.
Unity Project, Oregon, USA (the “Unity Project”).   Our Unity Project is located in Baker County, eastern Oregon southwest of Baker City, just outside the community of Unity and at the southern end of the Wallowa Whitman National Forest. The Unity Project is approximately 515 km southeast of Portland, Oregon, 225 km northwest of Boise, Idaho and is accessible by paved road. We operate the Unity Project through CMC, our wholly-owned subsidiary.
The Unity Project comprises 458 unpatented claims filed with the BLM. The Unity Project is centred on a Tertiary porphyry system of the same age as the Bingham Canyon Copper-Gold Mine in Utah owned by Rio Tinto as well as our Tintic Project in Utah. A 2% NSR royalty on all minerals encumbers the project. Three-quarters of the royalty (1.5% NSR) can be bought back for $12,000,000 within 12 months of the public announcement of the start of construction of a mine. We retain a right of first refusal for the remaining 0.5% of the NSR. Consultants, Seven Devils Exploration Ltd., will operate the first $5,000,000 in project expenditures with a 7.5% management fee.
We acquired the claims comprising the Unity Project in June 2018 through an agreement for staged payments payable to two vendors totaling $5,000,000 over six years. As of September 30, 2022, we had paid $750,000 to the vendors. We owe a further $2,000,000 on the fifth anniversary of the agreement and $2,250,000 on the sixth anniversary.
No exploration work had been conducted at the project area since the 1980s until we optioned the property in 2018 and we expanded the claim holdings. In 2018, we flew a helicopter-borne magnetic and radiometric survey over the Unity and Pole Creek claim blocs and area between them. In 2021, we followed up the geophysical surveys with surface geologic mapping and sampling.
Yangayu, Papua New Guinea.   Exploration license EL2668 Yangayu (“Yangayu”) is located between the headwaters of the southerly flowing Tauri and Kapau Rivers in Morobe Province of Papua New Guinea (“PNG”). Yangayu covers 1,100 km2 and is currently registered to Goldsearch International Pty Ltd (“GSI”), a private Australian company.
In October, 2021, we and our PNG subsidiary entered into an Exploration Alliance Agreement with GSI (the “Exploration Alliance Agreement”). Under the agreement, GSI has agreed to exclusively help us identify, acquire, explore and develop promising mineral titles in PNG, of which Yangayu is the first. As mineral title transfers are not allowed in PNG within the first two years after title grant, GSI has agreed to transfer 100% of Yangayu to us after the expiration of this two-year transfer restriction in May 2023. Under the Exploration Alliance Agreement, GSI will inform us of other prospective licenses and we will have 60 days to determine whether to acquire them. If we do, they will become “designated projects” under the Exploration Alliance Agreement, similar to Yangayu. We manage all designated projects and will approve and pay for all programs of work (including all third party payments). GSI acts as the operator of all designated projects under our direction. Early stage geochemical sampling commenced at Yangayu in December 2021 and is ongoing.
We have entered into a Joint Venture with Exiro Minerals Corp. where we have the right to earn and acquire from Exiro an undivided 80% interest in the JVC. IE will control and direct all exploration and mineral development activities.
Equity Investments.   We currently have equity investments in five publicly listed companies in Canada, all of which are listed on the TSX Venture Exchange (“TSXV”). These are Brixton, Cordoba, Kaizen, Sama, and Fjordland Exploration Inc. (collectively the “Listed Companies”). The following table summarizes our equity investments as of December 1, 2022.
Company	Location of Incorporation	Equity Ownership % Non-Diluted	Equity Ownership % Partially-Diluted	Principal Mineral Projects
Brixton Metals Corporation	British Columbia, Canada	2.24%	4.37% on exercise of warrants	Hog Heaven Project, Montana, USA
Cordoba Minerals Corp.	British Columbia, Canada	63.25%	64.56% on exercise of warrants	San Matias Project, Colombia Perseverance Project, Arizona
Kaizen Discovery Inc.	British Columbia, Canada	82.68%	83.59% on exercise of warrants	Pinaya Project, Peru
Sama Resources Inc.	Canada	22.75%	22.75%	Ivory Coast Project, Ivory Coast
Fjordland Exploration Inc.	British Columbia, Canada	16.88%	16.88%	South Voisey’s Bay Project, Canada
Two of our key projects — the Hog Heaven Project in Montana, USA and the Ivory Coast Project in Ivory Coast — are owned at least in part by two of our equity investee companies. Our other equity investees have interests in the following mineral projects, none of which are material to us individually or as a whole.
The table below provides summary information regarding the mineral projects for which the interest is held directly (at least in part), by the Listed Companies.

Interests in Projects held by Listed Companies
Project Name	Location	Stage of Development	IVNE Interest and Nature of Interest	Title Holders / Operator	Minerals	Nature of Mineral Title	Mineral Resources/ Reserves	Aggregate Annual Production – Last 3 Fiscal Years
San Matias	Colombia	Development	Shareholder in Cordoba	Cordoba	Copper Gold Silver	Construction and Assembly; Exploration licenses	Mineral Resource & Mineral Reserve	Not in production
Perseverance	Arizona, USA	Exploration	Shareholder in Cordoba Cordoba owns 51% of Perseverance and has an option to earn an additional 29%	MMDEX LLC a joint venture company between Cordoba and Bell Copper Corporation	Copper	Fee simple, Arizona State leases	No	Not in production
Pinaya	Peru	Exploration	Shareholder in Kaizen	Canper Exploraciones S.A.C.	Copper Gold	Concession	Mineral Resource	Not in production
Coppermine	Nunavut, Canada	Exploration	Shareholder in Kaizen	Kaizen	Copper Silver	Mineral claims	No	Not in production
Aspen Grove	British Columbia, Canada	Exploration	Shareholder in Kaizen	KZD Aspen Grove Holding Ltd	Copper Gold	Mineral claims	No	Not in production
South Voisey’s Bay	Newfoundland and Labrador, Canada	Exploration	Shareholder in Fjordland Exploration and option to acquire a 65% interest	Commander Resources Ltd.	Nickel	Mineral claims	No	Not in production
San Matias Project, Colombia (the “San Matias Project”).   The San Matias Project, which is 100% owned by Cordoba, is located in the Municipality of Puerto Libertador, Department of Córdoba, Colombia, and is approximately 200 km north of the city of Medellín. The site is road-accessible from the town of Puerto Libertador, approximately 20 km away. Cordoba holds exploration licenses covering around 146 km2 and has an additional 893 km2 of exploration licenses under application. The Alacran Deposit is subject to a 2% NSR, with an advanced royalty payment of $500,000 commencing at the earlier of three years after the receipt of approvals to commence construction at Alacran, or six years after filing for approval to commence construction at Alacran. We hold the right to 62.5% of this 2% NSR.
On July 31, 2017, we entered into an investment agreement with Cordoba. Under that agreement, Cordoba granted to us a right to nominate directors to its board of directors based on our pro rata interest in Cordoba. The investment agreement provides for our nominees to the Cordoba board to be reduced to less than a majority of the directors if our ownership interest in Cordoba is diluted to below 50%, with further proportional reductions thereafter. Assuming the board of Cordoba is to be comprised of seven directors and we hold a 50% or greater interest in Cordoba, we are entitled to nominate four, with at least one of such nominees being independent.
Cordoba has filed a Canadian NI 43-101 technical report for the San Matias Project, titled “NI 43-101 Technical Report and Prefeasibility Study, San Matías Copper-Gold-Silver Project, Colombia” and which was prepared jointly by Glen Kuntz, P. Geo., Joanne Robinson, P.Eng., Steve Pumphrey, P.Eng., Kurt Boyko, P.Eng., Harold Harkonen, P.Eng., Chris Martin, C.Eng., Wilson Muir, P.Eng., Patrick Williamson, P.G., and Peter Cepuritis, MAusIMM, and with an effective date of August 3, 2021 (“San Matias Technical Report”). The San Matias Technical Report was filed on SEDAR. Scientific and technical information in this section regarding the San Matias Project is based upon, or in some cases extracted from, the San Matias Technical Report.

In January 2020, Cordoba began the studies required to secure the necessary Colombian mining approvals at the San Matias Project. Cordoba commenced an Environmental Impact Assessment (the “EIA”) and the Mining Technical Work Plan (the “PTO”), which are required to secure the necessary Colombian mining approvals for the Alacran Deposit. Cordoba submitted the PTO to the appropriate Colombian authorities in November, 2021. Cordoba must submit the EIA in the first half of 2024 in order maintain the validity of the licenses and be eligible for receipt of applicable mining approvals.
The National Mining Agency suspended the Alacran title from May 2020 through to November 2020 as a result of security concerns. Some residents of the local communities in the San Matias Project area have historically been involved in activities that would be disruptive to the orderly development of the Project, including civil insurrection and illegal artisanal mining on the property. Since recommencing work on the San Matias Project in November 2020, there have been incidents in which some members of the Alacran Community have demonstrated opposition to Cordoba’s operations. These incidents have included blockades on transport of equipment and personnel and initiation of legal proceedings contesting Cordoba’s rights to the San Matias Project. Cordoba has been able to continue operations despite these incidents, although such incidents have slowed the progress of work on site.
Cordoba completed a PFS for the Alacran Deposit in January 2022. The PFS, conducted by Nordmin, indicates Probable Mineral Reserves totalling 102.1 Mt grading 0.41% Cu, 0.26 g/t Ag, and 2.30 g/t Au diluted. Setting the life of the mine at 13 years, the PFS also estimated production of 22,000 t per day through conventional open pit mining operation with an average annual production of 68.8 Mlbs Cu, 55 koz Ag, and 386 koz Au. Total recovered production is estimated to be 849 Mlbs Cu, 0.7 Moz Ag, and 4.7 Moz Au, with metallurgical recoveries averaging 92.5% Cu, 78.1% Ag, and 62.9% Au in copper and precious metal concentrates. The Cu concentrate is expected to contain very low contents of deleterious elements, such as arsenic and lead.
The PFS estimates initial capital expenditures to be $434.9 million, while total capital expenditures for the Life of Mine, including sustaining capital, reclamation and closing costs, are estimated at $591.0 million. The financial analysis in the PFS anticipates that 60%, or $292.1 million, of the initial capital expenditure can be financed by debt. The PFS further sets expected payback at the 2.4 year mark at metals prices of $3.60/lb Cu, $1,650/oz Ag, and $21.00/oz Au as of January 2022, with after-tax Net Present Value estimated to be $415 million. The Alacran Mine is expected to generate $190.4 million in government royalty revenue, plus $514.2 million in income tax revenue to support government programs in Colombia. In its analysis, the PFS did not include the satellite deposits at Montiel East, Montiel West and Costa Azul.
Mineral Reserves and Mineral Resource Estimate.   The San Matias Project contains mineral reserves and mineral resources as set forth in the following table.
Table: San Matias Project Mineral Resources(1)
Deposit	Tonnage (Mt)	NSR ($) Marginal Cut-off	Cu Equiv. Marginal Cut-Off (%)	Cu Equiv. Grade (%)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Contained Cu (tonnes)	Contained Cu (Mlb)	Contained Au (oz)	Contained Ag (oz)
	Indicated Resources
Alacran	2.8	1.78/8.85	0.03/0.17	0.17	0.19	0.11	1.15	5,315	11.7	10,263	105,126
Montiel East	4.3	13.75	0.22	0.70	0.46	0.35	1.53	19,800	43.7	48,800	211,200
Montiel West	4.6	13.75	0.22	0.52	0.24	0.49	1.32	11,200	24.8	72,600	195,800
Costa Azul	7.4	13.75	0.22	0.40	0.24	0.21	0.65	20,300	44.8	49,200	155,800
Total Indicated	19.1	n/a	n/a	n/a	0.28	0.11	1.15	5,315	125.0	180,863	667,926
Inferred Resources
Alacran	2.2	1.78/8.85	0.03/0.17	0.12	0.20	0.17	0.86	5,228	11.5	14,531	72,308
Montiel East	1.8	13.75	0.22	0.34	0.25	0.15	0.88	4,400	9.6	8,500	50,300
Montiel West	0.6	13.75	0.22	0.39	0.07	0.54	0.96	400	1.0	11,100	19,000
Costa Azul	0.1	13.75	0.22	0.39	0.29	0.16	0.60	400	0.8	600	2,400
Total Inferred	5.1	n/a	n/a	n/a	0.21	0.21	0.94	9,823	21.6	32,557	142,538

(1)
The Mineral Resources in this estimate were independently prepared by Nordmin Engineering Ltd and the Mineral Resources were prepared in accordance with the definitions for Mineral Resources in S-K 1300. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. Verification included multiple site visits to inspect drilling, logging, density measurement procedures and sampling procedures, and a review of the control sample results used to assess laboratory assay quality. In addition, a random selection of the drill hole database results was compared with original records. The Mineral Resources in this estimate for the Alacran deposit used Datamine Studio RM™ Software to create the block models and Geovia’s Surpac™ and Whittle™ software to constrain the resources and create a conceptual OP shell for the deposit. Assumptions used to prepare the conceptual pit for the Alacran deposit include:
•
Metal prices of $3.25/lb Cu, $1,600.00/oz Au, and $20.00/oz Ag;

•
Operating cost inputs include:

•
Mining cost of $1.73/t for saprolite and $2.30/t for transition and fresh rock for the overall LOM;

•
Processing costs of $1.78/t for saprolite and $8.85/tonne fresh and transition rock. This includes assumptions for milling, G&A, and tailings. These equate to approximately 0.03% copper equivalency for saprolite and 0.17% copper equivalency for fresh and transition rock;

•
98.0% mining recovery, 2.0% dilution and 41°-48° pit slope in fresh and transitional rock, and 36.5° in weathered saprolite;

•
Freight costs of $30.00t concentrate from the mine to port and $82.00t concentrate port to a smelter;

•
Treatment costs of $85.00/t dry concentrate, payable metal factors of 95.0% for Cu, 96.5% for Au, and 90.0% for Ag;

•
Refining charges of $0.085/lb Cu, $5.00/oz Au, and $0.30/oz Ag;

•
An NSR cut-off of $1.78/t for saprolite and $8.85/t for transition and fresh rock has been applied to Alacran. The NSR value was calculated using preliminary production and processing parameters and commodity metal prices as follows:

•
NSR_Cu = Cu_% * MiningRec_% * MillCuRec_% * 51.53/% Cu (On Site Value);

•
NSR_Au = Au_g/t * MiningRec_% * MillAuRec_% * 46.55 $/g (On Site Value);

•
NSR_Ag = Ag_g/t * MiningRec_% * MillAgRec_% * 0.54 $/g (On Site Value);

•
NSR = NSR_Cu + NSR_Au + NSR_Ag; • Mill recoveries include a 0% Cu and Ag recovery for saprolite material;

•
Copper equivalencies incorporate all the same dilution values, mining recovery values, mill recovery values, and downstream costs as NSR and are calculated directly from the NSR values and the 51.53 copper conversion factor above through the following formula:

•
Copper Equivalency = NSR / 51.53;

The Mineral Resources in this estimate for the Satellite deposits used Datamine Studio 3™ software to create the block models and Datamine NPV Scheduler™ to constrain resources and create conceptual OP shells using Indicated and Inferred mineralized material (oxide and sulphide). Assumptions used to prepare the conceptual pits for the Satellite deposits include:
•
Metal prices of $3.10/lb Cu, $1,400/oz Au, and $17.75/oz Ag;

•
An NSR cut-off of $13.75/tonne has been applied. This equates to approximately 0.22% Copper equivalency as calculated in the Satellite deposit block models;

•
Operating cost inputs include:

•
Mining cost of $2.43/t mined for the first five years and $1.69/t thereafter;

•
Processing cost of $8.63/t milled for the first five years and $7.50/t thereafter;

•
G&A costs of $2.56/t milled for the first five years and $1.32/t thereafter;

•
97.0% mining recovery, 4.0% dilution, and 45° pit slope in fresh and transitional rock and 32.5° in weathered saprolite;

•
Variable process recoveries of 50.0% to 90.0% for Cu, 72.0% to 77.5% for Au, and 40.0% to 70.0% for Ag depending on the domain (saprolite, transition, or fresh sulphide) and Cu grade;

•
Freight costs of $100.00/t concentrate, and treatment costs of $90.00/t dry concentrate, payable metal factors of 95.5% for Cu and 96.5% for Au and 90.0% for Ag. Refining charges of $0.090/lb Cu, $5.00/oz Au and $0.30/oz Ag;

•
Cu equivalency has been used for the three Satellite pits and was calculated using: Copper equivalency%= Cu%+ (Au Factor x Au Grade g/t + Ag Factor x Ag Grade g/t) x 100.

•
Au Factor = (Au Recovery%x Au Price $/oz / 31.1035 g/oz) / (Cu Recovery%x Cu Price $/lb x 2204.62 lb/t);

•
Ag Factor = (Ag Recovery%x Ag Price $/oz / 31.1035 g/oz) / (Cu Recovery%x Cu Price $/lb x 2204.62 lb/t);

•
Variable process recoveries of 50.0% to 90.0% for Cu, 72.0% to 77.5% for Au and 40.0% to 70.0% for Ag depending on the domain (saprolite, transition, or fresh sulphide) and Cu grade;

Totals may not sum due to rounding.

Table: San Matias Project Mineral Reserves(1)
Category		NSR Value Marginal Cut-off Grade	Tonnage (thousands)	Diluted Cu Grade (%)	Diluted Au Grade (g/t)	Diluted Ag Grade (g/t)
Probable Mineral Reserve	Saprolite	1.78 $/t	10,135	—	0.21	—
Probable Mineral Reserve	Transition	8.85 $/t	2,011	0.62	0.22	3.11
Probable Mineral Reserve	Fresh	8.85 $/t	89,954	0.45	0.27	2.54
Probable Mineral Reserve	Fresh + Transition	8.85 $/t	91,165	0.45	0.27	2.56
Probable Mineral Reserve	Overall Total	—	102,100	0.41	0.26	2.30

(1)
The Mineral Reserve Estimate was prepared by Nordmin. The effective date of the Mineral Reserves estimate is October, 31, 2021. The Mineral Reserve Estimate is based metallurgical recovery algorithms, that result in an overall recovery of 92.5% of Cu in the fresh and transition material, 78.1% Au in fresh, transition and saprolite, and 62.9% Ag in the fresh and transition material. Metal prices were set at 3.25 $/lb Cu, 1,600 $/oz Au, 20 $/oz Ag. The Mineral Reserve Estimate incorporates mining dilution and mining loss assumptions through regularization of block size and a mining recovery factor of 98%.

On March 15, 2021, Cordoba announced that it had been informed of an operation carried out by the Colombian National Police in Colombia to shut down illegal gold mining activities and to improve regional security at El Alacrán. The intervention by the Colombian authorities was in response to illegal gold mining activities being undertaken by a group of individuals on Cordoba’s title, and was a direct result of the National Government’s initiative to eliminate illegal mining, through which there have been several similar interventions recently in other parts of the country. The Colombian National Police and Police against Illegal Mining act independently and take actions they consider necessary to maintain public order in the country. No Cordoba personnel were on site during the operation, and Cordoba resumed PFS fieldwork on March 20, 2021. Diamond drilling in support of the PFS is now complete and the drill rigs have been demobilized. The operation conducted by the Colombian National Police in March 2021 resulted in increased tension with some members of the Alacran Community and for the months following company personnel were accompanied by members of the military and Colombian National Police when conducting fieldwork near the community, in order to maintain security and deter conflict. The relationship with the community has now greatly improved, allowing Cordoba to complete its PFS work.
On December 7, 2022, Cordoba and JCHX Mining Management Co., Ltd. (“JCHX”) entered into a strategic arrangement for the Alacran Project. JCHX, through a wholly owned subsidiary, will purchase a 50% ownership interest in CMH Colombia S.A.S. (“CMH”), a company existing under the laws of Colombia, for aggregate consideration of $100 million (approximately C$136 million). CMH will own 100% of the Alacran Project and will be the joint venture vehicle for Cordoba and JCHX in this strategic project level partnership. The $100 million purchase price is broken up into three installments. At the closing of the transaction, which is expected to occur before the end of the first quarter of 2023, $40 million will be payable in cash. A second installment of $40 million is payable in cash upon completion of a Feasibility Study of the Alacran Project and the submission of the Environmental Impact Assessment (“EIA”) to the relevant Colombian Government authority. A third and final installment of $20 million is payable in cash once the approval of the EIA is obtained, which must be within two years of the transaction’s closing date. Should the EIA not be approved by the second anniversary of the closing date, JCHX will have the option to elect not to complete this final installment, which will result in JCHX being diluted to 40% and Cordoba increasing to a majority 60% shareholding in CMH. JCHX will advance a bridge loan of $10 million in cash to Cordoba, which is expected to be funded prior to the end of December 2022, following the signing of these milestone agreements and conditional upon JCHX shareholder approval. Upon closing of the transaction, the entire balance owing under the bridge loan and accrued interest will be applied towards the first installment payment as a payment in kind.
The closing of the transaction is subject to customary conditions, and (1) Cordoba must receive approval from the TSXV and approval of shareholders (excluding JCHX and Ivanhoe Electric) and (2) JCHX must receive approval from its board of directors, shareholders, China’s State Administration of Foreign Exchange, and Beijing Municipal Bureau of Commerce.
The bridge loan comes into effect immediately upon execution of a bridge loan agreement, with the advance occurring immediately after approval from the JCHX board and shareholders, which is expected to occur by the end of December 2022. The remainder of the transaction agreements do not become effective until JCHX obtains shareholder approval, which is expected in mid-January 2023.
Cordoba will repay $2.5 million of the short-term loans that were previously provided by Ivanhoe Electric, upon receiving the $10 million bridge loan from JCHX. All outstanding amounts of the short-term loans will be repaid to Ivanhoe Electric, with interest, upon the closing of the transaction and the receipt of the $40 million installment from JCHX, which is expected to occur before the end of the first quarter of 2023.
A Joint Venture Shareholders’ Agreement (“JV SHA”), which will be entered into at closing, will govern the strategic relationship between Cordoba and JCHX, and will set forth the general responsibility and authority of the CMH board of directors (“CMH board”), in addition to the entitlements of each shareholder. The JV SHA will provide that (1) the CMH board will comprise of four individuals, of which two directors will be nominated by Cordoba and the other two directors will be nominated by JCHX; and for so long as the shareholdings in CMH remain 50%-50%, a Cordoba representative will serve as the Chairperson of the Board of Directors, and will possess a casting vote on all matters subject to a list of reserved matters; (2) Cordoba will be appointed as the operator and manager of the Alacran Project pursuant to a management services agreement and will be responsible for setting the annual programs and budgets for the CMH board’s approval; (3) JCHX (or its affiliate) has right of first offer to bid on the Engineering, Procurement and Construction (“EPC”) and Detailed Design Agreement contracts, provided that Cordoba has the right to open the process out to competitive tender; with JCHX having the right to match any competitive bid; and (4) JCHX (or its affiliate) shall be entitled to up to 100% of the offtake from the production under the current Feasibility Study of the Alacran Project, provided that they are paying fair market value and they are the most competitive offer (including a matching right for other third-party proposals).
Perseverance Project, Arizona, USA (the “Perseverance Project”).   In August 2018, Cordoba, through a wholly-owned subsidiary Cordoba Minerals USA Corp., entered into a joint venture and earn-in agreement with Bell Copper Corporation (“Bell Copper”) and certain of its wholly-owned subsidiaries, to explore the Perseverance porphyry copper project located in northwestern Arizona, USA.
The Perseverance Project consists of mineral rights covering approximately 76.39 km2, comprising approximately 20.28 km2 held through a sublease of private mineral rights from Maverix Metals Corporation, and approximately 56.10 km2 held as 23 State of Arizona Mineral Exploration Permits located on State Trust Lands.
Cordoba has the option to earn up to an 80% interest in the Perseverance Project through the acquisition of an equity interest in the joint venture company MMDEX LLC (“MMDEX”), which was a wholly-owned indirect subsidiary of Bell Copper, by completing certain phased project expenditures totalling C$17,000,000 over a seven and a half year period, following which Cordoba would earn an 80% interest in MMDEX. On March 31, 2019, Cordoba’s Phase 1 project expenditures surpassed C$1,000,000 and Cordoba acquired 25% of MMDEX in May 2019. On March 17, 2022, Cordoba announced that it had made the Phase 2 expenditures required to earn a 51% interest in MMDEX and had vested a 51% interest.
The Perseverance Project lies along the axis of a north-northwest to south-southeast trending, 600 km long, porphyry Cu belt that has produced more than 10% of the world’s copper. The Project lies directly on this belt between Freeport’s Bagdad mine and the now dormant Mineral Park mine.
Pinaya Copper-Gold Project, Peru (the “Pinaya Project”).   The Pinaya Project, which is 100% indirectly owned by Kaizen, as of September 30, 2022, covers approximately 101 km2 of granted title, 28 km2 under application and includes more than 10 km of underexplored strike length in southeastern Peru. Our Chief of Global Exploration, Mr. Finlayson, also serves as the interim President and Chief Executive Officer of Kaizen.
Kaizen has filed an NI 43-101 technical report for the Pinaya Project, titled “Pinaya Gold-Copper Project Technical Report” and which was prepared jointly by Brian Cole, P.Geo, and GeoSim Services Inc., with an effective date of April 26, 2016 (“Pinaya Technical Report”). The Pinaya Technical Report was filed on SEDAR. Scientific and technical information in this section regarding the Pinaya Project is based upon, or in some cases extracted from, the Pinaya Technical Report.

Mineral Resources.   The Pinaya Project’s Mineral Resources are set forth in the table below.(1)
Class	Tonnes ‘000’s	Average Grades		Contained Metal
		% Cu	g/t Au	lbs Cu’000’s	oz Au ‘000’s
Measured	8,204	0.326	0.600	59,011	158
Indicated	33,487	0.324	0.462	238,886	497
Inferred	40,216	0.360	0.300	319,041	388

(1)
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources have an effective date April 26, 2016; Ronald G. Simpson, P.Geo. is the Qualified Person responsible for the Mineral Resource estimates. Mineral Resources are reported within a conceptual open pit shell based on metal prices of $2.84/lb Copper and $1236/oz gold and average metallurgical recoveries of 80%. The pit shell also considers a mining cost of $2.00/t for mineralized and waste material and $1.75/t for overburden; processing cost of $8.50/t; G&A cost of $1.50/t; and an ultimate pit slope angle of 45°. Copper-equivalent grade estimate based on $2.84/lb copper and $1236/oz gold. Mineral Resources are reported at cut-off grades of 0.25 g/t Au for the GOSZ and 0.3% Cu Equivalent for the WPZ and NWPZ zones. Tonnages are rounded to the nearest thousand tonnes; grades are rounded to three decimal places. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

In January 2021, Kaizen received drilling approval from the Ministry of Mines for an additional period of twelve months in order to complete a further exploration drilling program. A 10 hole drilling program commenced in November 2021 and was completed in January 2022. Assays of drill results were released in March 2022.
Past drilling at Pinaya included 160 holes by AM Gold Inc. between 2004 and 2008; and two holes by a previous optionee in 2014. Kaizen drilled three holes in first quarter 2020 before arrival of the COVID-19 pandemic. On March 1 2021, Kaizen announced the results of a 3,046m, 10 hole drill campaign which confirmed the presence of shallow gold mineralization associated with base metal veins and skarn. On October 3rd 2022, Kaizen released the results of a 92km2 Induced Polarisation survey which identified several additional buried targets for drill testing. Permitting for new drill pads to test these targets has started and is expected to take at least a year.
South Voisey’s Bay Project (the “SVB Project”).   Fjordland Exploration Inc. (“Fjordland”) is a publicly listed mineral exploration company incorporated under the laws of British Columbia, Canada. On September 5, 2017, we entered into an investment agreement with Fjordland under which our subsidiary subscribed for 14,000,000 units of Fjordland. We also acquired the option to incur, on behalf of Fjordland, C$7,400,000 in exploration expenditures by October 31, 2024 (C$4,000,000 incurred as of September 30, 2021 including a C$1,400,000 initial investment into the company) and to make C$290,000 of property payments (C$90,000 incurred as of September 30, 2022) required to be made by Fjordland under its obligations with Commander Resources Ltd. (“Commander”). If the funding is completed and Fjordland acquires a 100% interest in the SVB Project from Commander, Fjordland has agreed to assign a 65% interest in the SVB Project to our subsidiary. To date, Fjordland has earned an aggregate 35% interest in the SVB Project.
We also have the right to nominate two directors to the Fjordland board of directors if we own between 10% and 50% of the common shares of Fjordland, and three directors if we own more than 50% of the common shares of Fjordland. Currently, Mr. Gibson, an employee, is the only director nominee of ours serving on the Fjordland board of directors. We also have an anti-dilution right with respect to future financings by Fjordland.
Fjordland’s main project is the SVB Project in Newfoundland and Labrador. Fjordland, as operator, also has an agreement to acquire 100% of the Renzy nickel-copper project located near Maniwaki, Quebec from Quebec Precious Metals Corp. Fjordland is also currently funding a small program on its West Milligan copper-gold project located within 4 km of the Mount Milligan copper-gold mine in central British Columbia, Canada. The project is a joint venture with Northwest Copper Corp. In September, 2021, Fjordland announced that it had entered into a binding Letter of Intent with Vulcan Minerals Inc. to acquire a 100% working interest in 30 mineral claims (7.5 km2) located in the South Voisey’s Bay area, Labrador.
Fjordland also owns a 100% interest in the early stage Witch copper-gold porphyry project (also referred to as the South Chuchi project) located in the Quesnel Trough of central British Columbia.

Mineral Project Obligations and Payments
As described above, for many of our mineral projects, we do not own the underlying mineral titles or rights, but maintain an option or a right to acquire such titles or rights. Such options or rights may be held through an option arrangement, an earn-in, or through the payment of deferred consideration.
The table below summarizes the cash payments that may be made in respect of each project. Commitments that are non-discretionary are payments we are required to make. Payments that are discretionary are payments that we are not required to make, but if we fail to make the payment in the amounts and when due, we will lose the rights associated with the project.
Table: Mineral Project Obligations and Payments 2022 – 2025 as at September 30, 2022 ($ thousands)
Mineral Project	Commitment	2022 Total	2023 Total	2024 Total	2025 Total
Santa Cruz (DRHE)	Discretionary	—	6,250	10,000	—
Santa Cruz (Legends)	Non-discretionary	—	800	920	—
Santa Cruz (Other)	Non-discretionary	—	—	—	—
Santa Cruz (Other)	Discretionary	—	300	300	596
Santa Cruz (Total)		—	7,350	11,220	596
Tintic (Utah)	Discretionary	—	5,288	—	—
Hog Heaven (Montana)	Discretionary	—	3,500	500	500
Ivory Coast	Discretionary	—	—	—	—
South Voisey’s Bay (Canada)	Discretionary	—	—	4,416	—
Crystal Haven (Australia)	Discretionary	—	7,000	—	35,000
Unity (Oregon)	Discretionary	—	2,000	2,250	—
Cave & Lincoln (Utah)	Discretionary	—	150	200	250
Carolina Mining (North Carolina)	Discretionary	—	—	—	5,000
Total		—	25,288	18,586	41,346
Table: Mineral Project Obligations and Payments 2026 – 2032 ($ thousands)
Mineral Project	Commitment	2026 Total	2027 Total	2030 Total	2032 Total	2022–2032 Total
Santa Cruz (DRHE)	Discretionary	—	—	—	—	16,250
Santa Cruz (Legend)	Non-discretionary	—	—	—	—	1,720
Santa Cruz (Other)	Non-discretionary	—	—	—	—	—
Santa Cruz (Other)	Discretionary	—	—	—	—	1,196
Santa Cruz (Total)		—	—	—	—	19,166
Tintic (Utah)	Discretionary	—	—	—	—	5,288
Hog Heaven (Montana)	Discretionary	1,000	13,000	10,000	15,000	43,500
Ivory Coast	Discretionary	7,762	—	—	—	7,762
South Voisey’s Bay (Canada)	Discretionary	—	—	—	—	4,416
Crystal Haven (Australia)	Discretionary	—	—	—	—	42,000
Unity (Oregon)	Discretionary	—	—	—	—	4,250
Cave & Lincoln (Utah)	Discretionary	750	1,500	—	—	2,850
Carolina Mining (North Carolina). . .	Discretionary	—	20,000	—	—	25,000
Total		9,512	34,500	10,000	15,000	154,232
Computational Geosciences
Overview.   CGI is headquartered in Vancouver, British Columbia, Canada. It was founded in 2010 in order to capitalize on advanced software technology developed at the University of British Columbia that was designed to improve mineral exploration. As of September 30, 2022, we owned 94.3% of CGI’s outstanding shares while 5.6% are equally held by CGI’s two co-founders. CGI was co-founded by Livia Mahler B.Sc.,

MBA, who currently serves as CGI’s Chief Executive Officer, and Dr. Eldad Haber Ph.D., who currently serves as CGI’s Chief Technology Officer, and is a professor at the University of British Columbia.
Technology.   CGI’s technology consists of sophisticated software codes and artificial intelligence (“AI”) that is used to process geophysical data (including that generated by Typhoon™) in order to build accurate 3D subsurface images that indicate the presence of various metals and minerals, as well as water and oil.
Services.   CGI provides fee-for-service and software licensing agreements to customers in the area of critical minerals, energy and water exploration.
CGI’s services apply its geophysical data inversion codes on a geophysical data (included that of Typhoon™) collected by third party data acquirers as well as other sources such as public or private libraries, in order to construct and refine 3D subsurface images. These services help CGI’s customers in geophysical survey design through more accurately identifying potential resource targets for exploration while minimizing the operational footprint of those exploration activities. CGI also offers mineral prospectivity mapping services which are based on deep learning AI algorithms to help identify and rank prospective areas for critical minerals. In order to prepare diverse layers for AI algorithms, CGI uses unique tools such as data augmentation for sparse, unstructured data which enhance the results and provide critical knowledge of the subsurface for clients. Finally, CGI is also able to support mineral resource and grade estimates by geostatistically propagating sample assays to its 3D models with rock property and grade relationships.
CGI applies its services to not only mineral project but also in the global energy industry and in the search for underground water resources. In the energy sector, CGI has independently developed and collaborated to deploy a real-time 3D inversion service for resistivity logging-while-drilling (“LWD”) data, significantly optimizing well placement and well completion designs to maximize reservoir productivity. CGI is also able to monitor fluid substitution within reservoirs, whether for enhanced oil recovery or carbon capture and storage. CGI has entered into a non-exclusive licensing agreement with a major oilfield service provider for the worldwide royalty-free license of the LWD code plus support and maintenance. With respect to the identification of underground water resources, CGI’s technology can also be deployed to predict prospective areas or delineate known water aquifers.
Intellectual Property.   CGI does not patent its software codes. CGI owns codes for magnetics, gravity, DC/IP and electromagnetics.
Market and Business Strategic.   CGI’s intention is to grow its client base in the mining sector for existing geophysical inversion and AI based services in order to increase its revenue from third party sources. CGI is currently developing two new geophysical modelling products and has identified another solution for the AI-based platform digitization application. CGI is also building large geoscience databases from vast amounts of publicly available data in various countries and regions of the world in order to use these datasets to map minerals, water, geothermal and other targets. CGI competes with geophysical data processors, airborne and ground surveyors, off-shore surveyors, and AI service providers. These include companies such as TechnoImaging, LLC, Geotech Ltd., GoldSpot Discoveries Inc., KoBold Metals, PGS ASA, and SJ Geophysics Ltd.
VRB Energy
Overview.   VRB, and its subsidiaries are primarily engaged in designing, manufacturing, installing and operating energy storage systems. The major product of VRB is VRB-ESS®.
Our Interest in VRB.   Through a wholly-owned subsidiary, we owned 90.02% of VRB’s outstanding common shares as of September 30, 2022. We acquired these shares in 2016 from Sparton Resources Inc. (“Sparton”), a corporation listed on the TSX-V. Sparton holds the remaining 9.98% through one of its subsidiaries.
In June 2021, VRB issued a $24,000,000 convertible bond to BCPG, a publicly listed Thai renewable energy developer. The convertible bond is convertible into VRB common shares at the next equity financing round VRB completes, capped at a pre-money valuation of $158,000,000. At the time of the conversion of the BCPG convertible bond, we will also be required to convert our existing inter-company debt into additional

VRB common shares. As a result, we expect that our ownership interest will be diluted by between approximately 13.6% and 14.4% (depending on several variables) when the BCPG bond is converted to VRB common shares.
Business of VRB.   VRB operates primarily through its wholly owned foreign enterprise, VRB Energy Systems (Beijing) and other subsidiaries established in the PRC. VRB developed a MW-Class VRB-ESS system (“Gen1”) that was launched prior to our acquisition of an interest in VRB in 2016. Ongoing research and development (“R&D”) and project experience have allowed VRB to produce larger, more efficient and more cost effective systems in each generation. VRB made significant improvements to the Gen1 system in developing the MW-Class Gen2 system that is currently being marketed. VRB has developed its Gen3 system based on a 1MW battery size and is now moving towards a Gen4 system.
VRB’s customers are broadly divided into commercial and industrial users located in China and internationally that are seeking reductions in energy costs and/or increased use of renewable energy and/or on-site power reliability; grid service providers that are developers, owners or aggregators providing flexible services to grid networks and seeking energy storage systems to enhance project economics or to broaden revenue streams; and utilities and wholesale energy market participants that are engaged in wholesale market trading activity or large-scale generation using energy storage for load balancing or revenue from arbitrage and associated activities.
VRB’s primary source of revenue is through the sale or lease of a VRB-ESS to customers and, depending upon customer requirements, VRB may sell only the power module components of a VRB-ESS (that is, excluding vanadium electrolyte) or a complete VRB-ESS system. The more common form of sale by VRB as an original equipment manufacturer is a direct sale of equipment with commitments to a customer ending with the supply and commissioning of the VRB system. VRB also earns revenue from the provision of operation and maintenance services to its customers as and when required under separate contract.
VRB produced its own V2O5 through a tolling agreement in place with an existing producer ammonium metavanadate (“AMV”) until May 2022 and plans to further integrate into both V2O5 and electrolyte production. VRB sells surplus V2O5 in the form of AMV into the commodity market and plans to continue to do so in the future as its V2O5 production expands, whether as V2O5 or as AMV.
Strategy.   VRB’s goal is to deliver the best technology at the lowest cost to large-scale utility energy storage projects around the globe. VRB has completed development of the new Gen3 system which is currently being marketed on a commercial basis. VRB is increasing expenditures on commercial development, especially regarding international certification of its batteries, as well as seeking market penetration in the United States. VRB is also working to increase its vertical integration. Following two years of tolling material to begin production of V2O5 (in the form AMV) with Vietnam Youngsun Tungsten Industry Co. Ltd at their current 1,800 tpa V2O5 plant in Vietnam, VRB is now finalizing a feasibility study for a wholly-owned 3,000 tpa V2O5 state-of-the-art facility with integrated electrolyte production and battery manufacturing in readiness for construction to commence in 2023. VRB is also executing early study work on V2O5 sourced from waste from large petrochemical refineries in India, North America and Saudi Arabia.
VRB Intellectual Property.   VRB has registered its key intellectual property in the PRC and certain countries internationally, including the United States, for the VRB-ESS system and component designs along with IP specific to the extraction of V2O5 from cinder and catalyst material sourced from oil-fired power stations and refineries. VRB and its subsidiaries have been issued 53 patents collectively in Mexico, the U.S., Chile, China, Indonesia, India, Japan and South Korea. A further 24 patent applications have been filed in China and 1 patent application has been filed in India.
Location and Employees.   VRB currently operates a 10,000 m2 facility located outside of Beijing. Operating at full capacity, the facility is fitted to produce batteries with 50 MW per year of storage capacity with a single shift roster and can be expand to 100 MW with double shifts. The facility also houses R&D, engineering services, project management and administration. To support future growth, VRB has a signed a framework agreement for the phased development of a ‘gigafactory’ in Hubei Province, PRC to manufacture the new Gen3 system. The province is planning multiple 100 MW-scale local projects, the first of which is expected to be awarded in 2023. VRB already has successfully contracteda3 MW4-hour (12 MWh) battery in Hubei which is considered a validated pilot system that has provided the foundation for the larger installations to follow.

Competition.   VRB’s products compete mainly with lithium-ion batteries. Lithium-ion batteries, with their history of use in small consumer electronics and EVs, have been able to reduce costs over time, and as a result have been ahead of vanadium flow battery systems, which are only beginning to scale up as the ideal storage technology for utility grids. Vanadium batteries have traditionally been more expensive than lithium- ion batteries because of the high-cost of low-volume “off-the-shelf” components and materials. However, vanadium flow batteries have distinct and inherent advantages for long-duration and long-life applications, which means they are the ideal solution for the expected large-scale integration of solar and wind power onto utility grids around the world.
The risk of catastrophic fires or explosions in lithium battery projects remains a major differentiator to vanadium flow storage, which pose a much lower risk of fire or explosion. For the daily deep-cycling needs of solar and wind power, vanadium flow batteries also have a significant advantage in levelized cost of energy which is an industry metric for total cost of ownership that takes into account the degradation, limited depth of discharge and augmentation, i.e. replacement, costs of lithium batteries, which vanadium flow batteries do not generally experience.
The major competitors to VRB in vanadium flow batteries are Invinity Energy Systems plc, Vionx Energy Corporation, Dalian Rongke Power Co., Ltd. and Sumitomo Corporation.
Mining and Mineral Project Exploration Laws
United States (Utah, Arizona)
Mining exploration and resource development operations in Utah and Arizona are governed by both federal and state law, and the Company is required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally.
Utah — Tintic Project
The state of Utah has primacy over major mining and environmental laws applicable to the Tintic Project state and private lands, including mining, air and water permitting. With primacy, the U.S. Environmental Protection Agency (“EPA”) and other federal agencies have delegated primary enforcement responsibility for mining and environmental law oversight to the state of Utah. Mining operations must obtain proper permits and approvals and submit proper reclamation surety prior to mine start-up per state and federal statutory and regulatory requirements.
The BLM, as agent for the U.S. Secretary of the Interior, has retained responsibility for managing and overseeing federally owned locatable mineral resources (which includes metalliferous minerals) under the General Mining Law of 1872. When mining projects impact federal lands (minerals or surface), approvals from BLM are required per the Federal Land Policy and Management Act. Federal actions requiring permits or approvals trigger compliance with the NEPA. The level of scrutiny a project receives is based upon BLM’s discretion, the significance of impacts to the environment, and/or the public’s interest or involvement. A portion of the properties within the Tintic Project are located on federal lands and the Company holds via lease or ownership a number of federal unpatented mining claims and, therefore, the Company’s operations on these federal lands will be subject to BLM regulatory oversight and permitting approval.
The Tintic Project is located primarily within Juab County, Utah, though small portions of the project are also located within Utah County. Both Counties’ ordinances require mining operations to obtain a Conditional Use Permit (“CUP”) prior to commencing mining operations. The Company will work with Juab County officials to secure the required CUP authorizations (and Utah County, as needed). In addition to the CUP, the Tintic Project will be required to obtain other ancillary permits and approvals (such as building and road access permits) from the county in accordance with the county’s ordinances.
The Endangered Species Act of 1973 was passed by Congress in order to protect and recover endangered species and their habitat. Site specific surveys will be completed for the Tintic Project area to identify any threatened, endangered, or candidate species or potential habitat. However, based on current information, it appears that the risk of impacts to endangered species and their habitat is limited.

The following table identifies the major permits and approvals that we will need to obtain prior to the construction and start-up of the mine and any processing facilities. The permits listed are not meant to be all-inclusive and cover only the major permits required for the mine and processing facilities. In addition, various rights-of-way(“ROWs”) across state and federal lands may be needed from SITLA and BLM in order to construct project water and utility service infrastructure, and to upgrade existing roads. The Company has been in contact with SITLA and BLM regarding a number of aspects of the Tintic Project, and does not anticipate that obtaining these ROWs presents a material issue.
Major Permits or Approvals	Issuing Agency
Exploration Permit	Utah Division of Oil, Gas and Mining
Large Mine Operation Approval	Utah Division of Oil, Gas and Mining
Water Appropriations	Utah Division of Water Rights
Air Quality Permit	Utah Division of Air Quality
General Multi-Sector Industrial Storm Water Permit	Utah Division of Water Quality
3809 Plan of Operation Approval	US Bureau of Land Management
Army Corps of Engineers Jurisdictional Waters Concurrence	US Army Corps of Engineers
County Conditional Use Permit and Other Permits	Juab County and Utah County
Exploration Permits.   Exploration activities for minerals require an approval from Utah Division of Oil, Gas and Mining (“UDOGM”). Exploration activities within the Tintic Project area are being completed under exploration permits.
Approval for Large Mine Operation.   The Notice of Intent to Commence Large Mining Operations must be obtained prior to the commencing of mining operations, and will contain a complete description of the existing environmental resources and impacts. Environmental baseline studies will be necessary to support the Notice of Intent application. The Notice of Intent will include a description of mining methods, a comprehensive reclamation plan, and identifies the financial security acceptable to UDOGM to cover the costs of reclamation to be completed by an independent third-party as required under the Utah state administrative rules (R647). Execution of the acceptable financial security instrument will be required in advance of commencing mining activities.
Approval of a Notice of Intent to commence Large Mine Operations in Utah can occur within 6-9 months of an application submittal.
Water Appropriations.   The Tintic Project is located within the Sevier River Basin. Surface and groundwater use and appropriations within the State, including this basin, are regulated by the Utah Division of Water Rights. Pursuant to the current Sevier River Basin policy, the basin is closed to new surface and groundwater appropriations, so to meet the water requirements for the Tintic Project, the Company will rely on lease agreements or acquisitions of existing water rights within the area of the Tintic Project. The Company has commenced discussions with water rights holders regarding the lease or acquisition of existing water rights.
General Multi-Sector Industrial Storm Water Permit.   A storm water pollution prevention plan (“SWPPP”) must be prepared as outlined in the general industrial permit prior to receiving permit coverage. The drainage control plan developed as part of the mining and reclamation plan will be used to develop the SWPPP. The SWPPP must be fully developed, and permit coverage granted prior to breaking ground at the Tintic Project site.
Army Corps of Engineer’s (“ACOE”) Jurisdictional Waters.   Site surveys will be completed for the entire Tintic Project area, including all utility corridor and access roads. It is anticipated that all mining operations will avoid all currently identified potential jurisdictional waters within the area of the Project. Therefore, no permits or approvals from the ACOE are expected to be required.
County Conditional Use Permit and Other Permits.   The Company has been proactive in maintaining good communication with the local community. To date, county officials as well as local landowners have expressed strong support for the Project. With this level of support for the Project, the CUP should be issued by Juab County without significant challenges. Anticipated time for approval would be 3-6 months once all the supporting studies have been completed.
Arizona — Santa Cruz Project
The Santa Cruz Project’s exploration and mining operations will be conducted entirely on private lands, and the planned mining operations will extract private mineral resources. Based on the Company’s assessment of federal and state law and regulations, the State of Arizona will be the lead permitting agency. Similar to Utah, the state of Arizona has been granted primacy of most of the major mining and environmental regulations applicable to the Santa Cruz Project, the primary exception being the federal underground injection control program. Several federal and state mining and environmental regulations will be applicable to the Santa Cruz Project depending on final design and operational details. These mining and environmental regulations may apply to exploration, reclamation, air, groundwater protection, natural resources, and development plans. The Company believes that there will be no federal nexus as it relates to permitting. Environmental studies will be conducted to fully assess and provide technical information on environmental conditions in order to support permit applications. Federal mineral claims do underlie one area adjacent to the planned mining area, but those properties are not currently in the mine plan.
Specific permits required for the Santa Cruz Project cannot be determined until the project design is completed. Specific information to be developed includes:
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Mine design

•
Mining methods

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Mineral recovery methods

•
Project water balance

•
Process facility design

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Water requirements

•
Infrastructure

•
Surface facilities

•
Reclamation methods

•
Project emissions

The following table identifies the major permits and approvals that we will need to obtain either prior to the construction or before start-up of the mine and processing plant(s). The permits listed are not meant to be all-inclusive and cover only the major permits required for the mine and processing plant that are known at the current time.
Major Permits or Approvals	Issuing Agency
Underground Injection Control Permit	U.S. Environmental Protection Agency
Dust Control and Air Quality Permits	Pinal County Air Quality Control District
Aquifer Protection Permit	Arizona Department of Environmental Quality
AZPDES Industrial Stormwater Mining Multi-Sector General Permit	Arizona Department of Environmental Quality
Reclamation Plan Approval	Arizona State Mine Inspector
Water Appropriation Permits	Arizona Department of Water Resources
Underground Injection Control (“UIC”) Permit.   A UIC permit is administered by Region 9 of the EPA under the federal Safe Drinking Water Act but the issuance of a UIC permit does not trigger NEPA. This federal permit would apply if the project were to inject fluids underground, as would be the case for in situ leach mining. A conventional underground mine that does not involve underground fluid injection would not require coverage under a UIC permit. The technical information to support a UIC application is extensive and requires significant data on subsurface geology and hydrology. Detailed design would be needed and much of the data requirements would overlap with the Arizona Aquifer Protection Permit (below).
Dust Control and Air Quality Permits.   Emissions of fugitive dust caused by activities that disturb the soil, such as earthmoving, vehicular/equipment traffic on unpaved surfaces, project activities disturbing unpaved services and wind require a dust control permit from the Pinal County Air Quality Control District (“PCAQCD”). Dust caused by vehicles traveling on unpaved roads, construction and wind events create a type of air pollution called particulate matter. Rules and regulations have been adopted to limit the amount of particulate matter produced by certain types of activities. A permit application is being submitted through the online portal to cover the exploration activities. A separate dust control permit will be submitted for the commencement of mining operations.
As the project is anticipated to have the potential to create emissions of regulated air pollutants above a minimum threshold during the mining phase for the processing plants, a permit from PCAQCD must be obtained before construction begins. The permit application would identify emission sources, emission controls and other relevant information. Development of a dispersion model to estimate effects to background air quality from project emission may be required. The permitting process includes a 30-day public comment period, and the time needed by PCAQCD to complete the technical review depends on the complexity of the project. We anticipate the permit could be obtained within 12 months of application submittal but will be dependent on the category of permit needed and the agency backlog at the time of submittal.
Aquifer Protection Permit.   During the exploration phase of the project, unlined water impoundments, such as drill sumps, will be constructed and be subject to an Aquifer Protection Permit (“APP”). General Permit 1.04 allows any discharge from a facility that receives water, drilling fluids, or drill cuttings from a well if the discharge is to the same aquifer in approximately the same location from which the water supply was originally withdrawn. During mine commercial operations, facilities will likely be required that are categorized by Arizona statute as discharging facilities and would require an APP Individual Permit. We anticipate that an Individual (as opposed to General) permit would be required and that a public hearing would be held. Technical information to support an APP application is extensive and requires that facility design be advanced to the point that the potential for impacts groundwater quality can be adequately assessed. Arizona Administrative Code R18-1-525 limits the time for a complex Individual APP with public hearing to 329 business days. This time could be extended if the application review identifies additional information that is required to be submitted or if agency backlog is high at the time of submittal. We anticipate being able to obtain this information within 18 months of developing the permit application.
AZPDES Industrial Stormwater Mining Multi-Sector General Permit (“MSGP”).   A SWPPP must be prepared as outlined in the mining sector MSGP prior to receiving permit coverage. The drainage control plan developed as part of the mining and reclamation plan will be used to develop the SWPPP. The SWPPP must be fully developed and permit coverage granted prior to breaking ground at the site. A Notice of Intent to be covered under the mining MSGP will be submitted to the Arizona Department of Environmental Quality through the online portal.
Reclamation Plan Approval.   All surface facilities must be reclaimed and a reclamation plan must be developed to describe the methods and the schedule for reclamation. In addition, the costs for a third-party to complete the reclamation must be estimated. The reclamation plan and reclamation cost estimate must be provided to the Arizona Mine Inspector for approval, a process expected to take 120 days. Financial assurance must also be secured by means of a surety bond, certificate of deposit, cash deposit and corporate guarantee, to ensure that the funds are available to complete reclamation in the event of operator default.
Water Appropriation Permits.   The Company has acquired a substantial land package with associated water rights. Most of these rights authorize water use for irrigation or residential service connections, so administrative filings will likely be required to convert them to the proposed mining uses. The Company is also exploring other potential water rights sources in the area.
The foregoing is intended to identify the major, or long-lead time, permits and approvals, and is not exhaustive. Additional permits or authorizations will be required. However, additional permit requirements and approvals are not anticipated to require extensive technical detail or review and lengthy issuance timelines. These additional permits may include:

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Hazardous materials permits

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Solid or hazardous waste permits

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City/County zoning changes

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City/County building permits, utility permits, road access permits

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City/County Special Use permit or Development Plan approval

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Floodplain use permit

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Stormwater permit

•
Septic or sewage treatment permit

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Onsite landfill permit

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Potable water system permit

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Threatened or endangered species consultation

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Cultural resources consultation

Numerous large mine operations have been permitted in Arizona, and specifically in Pinal County where the project is located. Given the prevalence of copper mining, these jurisdictions have developed regulatory programs that have well-defined permitting requirements and that are relatively predictable in terms of the permitting process and associated timelines.
Competition
There is aggressive competition within the mineral resources industry. We compete with other companies to acquire prospective mineral projects or to acquire, or stake, mineral titles. Many of these companies currently have greater resources than we do to be able to identify and evaluate prospective mineral projects or titles, and often have greater financial resources to be able to pursue their acquisition.
In addition, we also encounter competition for the hiring of key personnel whether as employees, consultants or other service providers. The mineral exploration and mining industry is currently facing a shortage of experienced mining professionals. Moreover, the demand for exploration equipment (including drilling rigs), technical consultants and assay labs is very high, and such personnel and services may not be available, or if they are, at costs that are greater than expected resulting in an increase in our costs. This competition affects us by increasing the time and cost to conduct exploration activities.
Environmental, Health and Safety Matters
We are required to comply with numerous other environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, various permits regulating road construction and drilling at our mineral projects. We endeavor to conduct our mining operations in compliance with all applicable laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry.
Human Capital
As of September 30, 2022, Ivanhoe Electric and its subsidiaries (other than the Listed Companies) had 158 full time employees. See “Certain Relationships and Related Party Transactions.” We consider our relationship with our employees to be good. See “Certain Relationships and Related Party Transactions.” None of our employees is represented by a labor union or party to a collective bargaining agreement.
Facilities
GMM Corp. provides us with office space for our corporate headquarters in Vancouver pursuant to the Cost Sharing Agreement (as defined below). See “Certain Relationships and Related Party Transactions.”

Legal Proceedings
From time to time, we and our affiliates may become subject to various legal proceedings that are incidental to the ordinary conduct of its business. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, we make a provision for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments.
Our subsidiary Kaizen is currently involved in litigation in British Columbia, Canada which commenced in 2017. The proceedings relate to a claim by AM Gold Inc. (“AMG”) against Kaizen in respect of its acquisition of the Pinaya Project. On September 2, 2022, the Supreme Court of Canada dismissed the application of AMG seeking leave to appeal the January 21, 2022 decision of the British Columbia Court of Appeal. The British Columbia Court of Appeal decision upheld the March 23, 2021 decision of the trial judge which dismissed all of AMG’s claims against Kaizen. There is no further avenue of appeal or review available to AMG from the Supreme Court of Canada’s judgment. In a separate decision by the trial judge, Kaizen was awarded the costs of the trial on an enhanced, substantial-indemnity basis against AMG and its principal John Fiorino. AMG and Mr. Fiorino appealed the costs award and on August 22, 2022, the Court of Appeal partially allowed the appeal, reversing the substantial-indemnity costs order. The Court of Appeal upheld the order that Mr. Fiorino be liable to pay the costs along with AMG and directed that such costs are payable at 1.5 times the rates provided in the BC Supreme Court Rules Tariff of Costs. Kaizen is also entitled to recover the costs of the merits appeal and the application for leave to the Supreme Court of Canada. Kaizen will have to pay AMG’s cost with respect to the costs appeal.
In addition, our subsidiary, Cordoba, is currently involved in two legal proceedings. The first is a criminal lawsuit filed by Cordoba in late 2018 and in January 2019 with the Colombian prosecutors against nine members of former Colombian management alleging breach of fiduciary obligations, abuse of trust, theft and fraud. This proceeding is ongoing. In the second proceeding, Cordoba (along with the National Mining Agency, Ministry of Mines and Energy, the local environmental authority, the Municipality of Puerto Libertador and the State of Cordoba) were served with a class action claim by the Alacran Community. This class action seeks (i) an injunction against Cordoba´s operations in the Alacrán area and (ii) an injunction against the prior declaration by the authorities that the Alacran Community´s mining activities were illegal. The claim was initially filed with the Administrative Court of Medellín, which remanded the case to the Administrative Court of Montería, which contested it and submitted the case to the Council of State. The Council of State determined the Administrative Court of Montería as the competent tribunal, where the process is currently being conducted. The Administrative Court of Montería admitted the commencement of the class action on September 2021. The decision was challenged by Cordoba and other defendants and, accordingly, the Court is required to adopt a decision, which is still pending. While the court matters proceed, Cordoba will incur additional costs that will negatively impact its financial position. As well, the litigation process is uncertain and it is possible that the second proceeding is resolved against Cordoba, which could have a material adverse effect on its business, results of operations, financial condition (including our cash position) and prospects.
History and 2021 Reorganization and Financing
On April 30, 2021, HPX completed a restructuring whereby HPX contributed (i) all of the issued and outstanding shares of HPX’s subsidiaries, other than those holding direct or indirect interests in its Nimba Iron Ore Project; (ii) certain property, plant and equipment; and (iii) certain financial assets, in exchange for shares of our common stock. HPX then distributed the shares common stock to HPX stockholders by way of a dividend, with each HPX stockholder receiving one share of our common stock for each HPX share of common stock held by the stockholder.
On April 30, 2021 we also entered into an intellectual property assignment and novation agreement with HPX, I-Pulse, and several subsidiary companies by which the rights to certain technology and patent license agreements previously held by HPX or a subsidiary, as licensee, were assigned to us.
Series 1 Convertible Notes.
Between August 3, 2021 and November 17, 2021, we and I-Pulse, issued and sold “bundles” of securities comprised of (i) an aggregate of 4,015,990 shares of our common stock at $2.49 per share, (ii) $49,999,200 aggregate principal amount of our Convertible Notes, and (iii) $19,999,680 aggregate principal amount of the I-Pulse Convertible Notes. The securities comprising the bundles were immediately separable. As a result, we raised gross proceeds of $59,999,040. We did not receive any proceeds from the issuance of the I-Pulse Convertible Notes.
Holders of the I-Pulse Convertible Notes have the right under certain circumstances described below to acquire existing shares of our common stock owned by I-Pulse in exchange for the I-Pulse Convertible Notes.
Upon the consummation of our initial public offering, the Convertible Notes, including any accrued but unpaid interest, automatically converted into 5,419,923 shares of our common stock at a price per share equal to $9.39 per share of common stock.
Pursuant to the terms of the I-Pulse Convertible Notes, upon the consummation of our initial public offering, the I-Pulse Convertible Notes, including any accrued but unpaid interest, may be exchanged, in whole or in part, at the option of the holder, into shares of our common stock currently held by I-Pulse at a price per share equal to $1.5643 per share of common stock, subject in each case to adjustment for any stock split, stock dividend, reverse stock split, or similar transactions. The I-Pulse Convertible Notes are also convertible at any time prior to maturity, into shares of I-Pulse common stock. In the event of a Change of Control of I-Pulse (as defined in the I-Pulse Convertible Notes), the holder has the option, among other options, to exchange the outstanding principal amount of the I-Pulse Convertible Notes into shares of our common stock currently held by I-Pulse. The I-Pulse Convertible Notes mature on July 31, 2023. If upon the maturity date, any I-Pulse Convertible Notes remain outstanding, then in lieu of paying all or portion of the outstanding principal amount (and accrued and unpaid interest) in cash, I-Pulse, at its option, may exchange the notes, in whole or in part, for shares of our common stock held by I-Pulse.
Series 2 Convertible Notes.
On April 5, 2022, we issued and sold an aggregate principal amount of $86,200,000 of our Series 2 Convertible Notes.
Upon the consummation of our initial public offering, the Series 2 Convertible Notes, including any accrued but unpaid interest thereon, automatically converted into 8,209,035 shares of our common stock at a price per share equal to $10.58 per share.
Initial Public Offering
On June 30, 2022, we completed an initial public offering of 14,388,000 shares of our common stock at a price of $11.75 per share, resulting in gross proceeds from the offering of $169.1 million. The Company’s shares were listed on the NYSE American and the Toronto Stock Exchange under the ticker symbol “IE”.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and continuing directors, as of December 1, 2022.
Name	Age	Position
Robert Friedland	72	Executive Chairman of the Board of Directors
Taylor Melvin	53	Chief Executive Officer and President
Jordan Neeser	40	Chief Financial Officer
Eric Finlayson	62	Chief of Global Exploration
Catherine Barone	47	Senior Vice President, Finance
Charles Forster	75	Senior Vice President of Exploration
Mark Gibson	53	Chief Operating Officer
Graham Boyd	37	Senior Vice President, U.S. Projects
Glen Kuntz	54	Senior Vice President, Mine Development
Evan Young	38	Vice President, Corporate Development
Russell Ball	54	Director
Victoire de Margerie	59	Director
Francis Fannon	49	Director
Hirofumi Katase	63	Director
Oskar Lewnowski	57	Director
Priya Patil	60	Director
Biographical Information
Robert Friedland has served as our Executive Chairman of our board of directors since November 21, 2022. Prior to that time, Mr. Friedland was our Chief Executive Officer since July 16, 2020 and the Chairman of our board of directors since April 30, 2021. Mr. Friedland has over 25 years of experience and has been recognized by leaders of the international financial sector and mineral resource industries as an entrepreneurial explorer, technology innovator and company builder. Mr. Friedland’s experience is extensive. Mr. Friedland has been the Director, President and Chief Executive Officer of Ivanhoe Capital Corporation (“Ivanhoe Capital”) since July 1988, the executive Co-Chairman since September 2018 (previously the Executive Chairman from May 2012 until September 2018) of Ivanhoe Mines Ltd. and the Co-Chair Director of SK Global Entertainment, Inc. from February 2017 to December 2021. Under Mr. Friedland’s tenure, Ivanhoe Capital has invested in a diverse portfolio of businesses. Additionally, Mr. Friedland has been the Chief Executive Officer of HPX since December 2015. HPX is 85% owner of the Nimba high-grade iron Ore deposit in Guinea. Mr. Friedland was the Director, Chairman and President of Ivanhoe Pictures, Inc. from May 2013 to December 2021, and a Director, since December 2016, and Chairman, since June 2018, of VRB. As one of the most recognized mining personalities and achievers in the world, Mr. Friedland is dedicated to serving on numerous boards in the natural resources sector. These positions include serving as a Co-Chairman and Director of Sunrise Energy Metals Limited (formerly Clean TeQ Holdings Limited) since September 2016, a Director of I-Pulse since April 2008 and a Director of Kietta SAS since November 2009. From June 2020 to June 2021, Mr. Friedland served as Chairman of Gold X Mining Corp., which was acquired by Gran Colombia in June 2021, at which time Mr. Friedland left the board of directors. Mr. Friedland founded Ivanhoe Capital Acquisition Corp., a NYSE-listed special purpose acquisition corporation that completed its merger with SES AI Corporation (“SES”), a lithium-metal battery developer, in February 2022. He continues to serve as a director of SES. Since April 2022, Mr. Friedland has served as the chairman of Energy Capital Group. Mr. Friedland graduated with a degree in political science from Reed College. Mr. Friedland currently resides in Singapore.
Taylor Melvin.   Mr. Melvin has served as our Chief Executive Officer, President and member of our board of directors since November 21, 2022. Mr. Melvin has over 20 years of experience in the natural resources sector as a senior corporate development professional and investment banker. He was most recently Vice President, Corporate Development for Freeport (NYSE: FCX), a leading international mining company focused on copper, headquartered in Arizona. Prior to joining Freeport in 2008, Mr. Melvin was an Executive Director in J.P. Morgan’s Natural Resources investment banking group in New York. Mr. Melvin received his Bachelor of Science in Business Administration and his MBA from the University of North Carolina at Chapel Hill.
Jordan Neeser has served as our Chief Financial Officer since November 21, 2022. Mr. Neeser is a finance executive with 18 years of experience in financial reporting, corporate development, and corporate finance, primarily in the mining sector. Most recently Mr. Neeser was CFO and Corporate Secretary at TSX listed Gold Standard Ventures since March 2021, which was acquired by Orla Mining (TSX:OLA) in August, 2022. Mr. Neeser was previously CFO of Conifex Timber (TSX:CFF) from December 2018 to March 2021, and before that spent eight years with First Quantum (TSX:FM) as both Group Controller and Director, Business Development. Mr. Neeser started his career with KPMG, is a Chartered Public Accountant, Chartered Accountant, and holds a Bachelor of Commerce degree from the University of British Columbia, Vancouver, Canada.
Eric Finlayson has served as our Chief of Global Exploration since November 21, 2022. Prior to that time, Mr. Finlayson was our President since July, 2020. Mr. Finlayson is a geologist with almost 40 years of global multi-commodity experience. Prior to joining the Company, Mr. Finlayson was a Senior Advisor at HPX from 2013 until December 2015 when he was appointed President of HPX. Prior to joining HPX, Mr. Finlayson spent nearly 25 years in various positions with Rio Tinto. In 1989, Mr. Finlayson joined Rio Tinto as project geologist responsible for copper and gold exploration in the Papua New Guinea highlands. In 1993, he became regional exploration manager for Canada and then transferred to London in 2000 as the personal assistant to the Head of Exploration. In January 2002, he moved to Perth to assume the role of Rio Tinto’s Director of Exploration for Australasia and in January of 2007 was appointed Global Head of Exploration for Rio Tinto based in London. In July 2011, he was appointed CEO of Rio Tinto Coal Mozambique following Rio Tinto’s takeover of Riversdale Mining. Mr Finlayson is also a director of VRB, Kaizen (TSX-V: KZD), Sama and Sunrise Energy Metals Limited (ASX: SRL), and was a director of Cordoba from 2015 to 2021, as well as serving as its President and CEO from April 2019 to April 2021. Mr. Finlayson holds a degree in Applied Geology from the University of Strathclyde in Glasgow. Mr. Finlayson currently resides in British Columbia, Canada.
Charles Forster has served as our Senior Vice President, Exploration since April, 2021 and Vice President, Exploration for Cordoba. Mr. Forster is a Professional Geoscientist (P.Geo.) with more than 45 years of diversified mineral exploration experience in Canada, United States, Sub-Saharan Africa, Portugal, the PRC, and Mongolia. Mr. Forster was Vice President of Exploration for HPX since March 2016, and is a director of all the Company’s U.S. subsidiaries. Prior to joining HPX, Mr. Forster worked six years in Southern Africa as Head of Exploration for Eurasian Natural Resource Corporation focused on Congolese copper, cobalt exploration and mine development projects. He was formerly the Senior Vice President of Exploration at Oyu Tolgoi in Mongolia for Ivanhoe Mines (now Turquoise Hill Resources) from early 2001 to June 2008. During this time, he led a team of multi-national and Mongolian geologists in the discovery and delineation of the world-class Oyu Tolgoi copper-gold porphyry deposits. The discovery of the large, high-grade Hugo Dummett underground deposit at Oyu Tolgoi was subsequently recognized by the Prospectors and Developers Association of Canada, which in 2004 named Mr. Forster a co-recipient of the inaugural Thayer Lindsley Medal awarded for the International Discovery of the Year. Mr. Forster holds a Bachelor of Science degree from the University of British Columbia and is a Registered Professional Geoscientist in the Province of British Columbia. Mr. Forster currently resides in the State of Washington.
Mark Gibson has served as our Chief Operating Officer since April, 2021 and as the Chief Operating Officer of Kaizen since May 2016 and Chief Operating Officer of Cordoba since August 2017. Mr. Gibson has more than 32 years of wide-ranging experience as a geoscientist and manager in the natural resources sector. Mr. Gibson joined HPX in 2011 as the company’s founding executive and was instrumental in the formation of Kaizen in 2013 and HPX’s strategic partnership with Cordoba in 2015. Mr. Gibson has served on the board of Fjordland since January 2021 and CGI since June 2011. Before joining HPX, Mr. Gibson worked with Anglo American, and was the founder of a geophysical service company focused on managing seismic surveys for the mining industry. Mr. Gibson holds a P.Geo. license, a M.Sc, Geophysics from the

University of Leeds; a B.Sc. (Hons) Geology from the University of Southampton and is a Registered Professional Geoscientist in the Province of British Columbia and a Pr.Sci.Nat (Professional Natural Scientist) from the South African Council for Natural Scientific Professions. Mr. Gibson currently resides in British Columbia, Canada.
Catherine Barone has served as our Senior Vice President — Finance since November 21, 2022 and prior to that was our Interim Chief Financial Officer since April, 2021. Ms. Barone was appointed CFO of HPX in 2016 after serving as Vice President, Finance since 2015. From 2002 to 2014, she held a series of senior finance positions at Ivanhoe Mines Ltd. (now Turquoise Hill Resources Ltd.) including Vice President, Finance. Ms. Barone is a member of the board of CGI, as well as the Company’s directly-held Canadian subsidiaries. Ms. Barone hold a Bachelor of Commerce from the University of Western Australia. Ms. Barone is a Chartered Accountant (Australia) and a Fellow of the Financial Services Institute of Australasia. Ms. Barone has over 25 years of finance experience focused on the mining industry. Ms. Barone currently resides in British Columbia, Canada.
Graham Boyd has served as our Senior Vice President — U.S. Projects since November 21, 2022 and prior to that was our Vice President, U.S. Projects since June, 2021. Mr. Boyd is a Geologist with over 16 years of base and precious metals experience, having worked principally in Australia, North America and South America. Prior to joining the Company, Mr. Boyd held various roles within HPX including as Principal and Senior Geologist since 2013, and has been responsible for identification, review, acquisition and execution of numerous exploration projects, particularly those in the United States. While with HPX, Mr. Boyd was a leader in the delineation and exploration success of the Alacran and San Matias Cu-Au-Ag deposits in Colombia. Prior to HPX, Mr. Boyd held roles with Ivanhoe Australia and Ivanhoe Mines Mongolia, since 2006. At Ivanhoe Australia, Mr. Boyd was a member of the discovery team for the world’s highest grade Mo-Re deposit, Merlin, and he also was a key contributor to delineation and resource development of the Mount Dore Cu and Mt Elliott-SWAN Cu-Au deposits. Prior to roles in the Ivanhoe Group, Mr. Boyd worked on copper porphyries in British Columbia, and diamond exploration in Nunavut and Quebec. Mr. Boyd holds a Bachelor of Science in Geoscience from the University of Victoria. Mr. Boyd currently resides in British Columbia, Canada.
Glen Kuntz has served as our Senior Vice President, Mine Development since November 21, 2022 and prior to that was our Chief Technical and Innovation Officer since January 2022. He is also Vice President of Mesa Cobre, one of our subsidiaries, effective April 2022. Mr. Kuntz is a Professional Geologist and mining executive with over 30 years of experience in exploration, project development, open pit and underground mining operations and business development across a variety of commodities and mining types/ methods throughout the Americas, Africa and Australia. Prior to joining the Company, Mr. Kuntz was a consulting specialist geology/mining at Nordmin since March, 2018 and before that a director of exploration projects at Yamana Gold Inc. from 2015 to 2018. Mr. Kuntz was also President and CEO of Mega Precious Metals Inc., a successful junior exploration company, from 2012 to 2015 which was acquired by Yamana Gold, and its Chief Operating Officer from 2011 to September, 2012. Mr. Kuntz gained significant development/production experience in a variety of other senior positions with Runge Ltd., Placer Dome Corporation, and Rea Gold Corporation. Over the past ten years, he has managed over 200 technical studies on various projects and mines around the world. Mr. Kuntz holds a Bachelor of Science in Geology from the University of Manitoba. Mr. Kuntz currently resides in Thunder Bay, Ontario, Canada.
Evan Young has served as our Vice President, Corporate Development since January 2022. Mr. Young is a mining and finance professional with over 15 years of experience in various aspects of the capital markets. Mr. Young joined the Ivanhoe group in 2017, with an initial focus on building the North American investor relations programs for CleanTeQ Holdings Ltd, Cordoba Minerals Corp. and Kaizen Discovery Inc. Since then, his role within the group has evolved, and he played an important role in the completion of the private rounds of financings for Ivanhoe Electric, I-Pulse and HPX. Prior to joining the Company, Mr. Young served as the Director, Investor Relations for Primero Mining Corp., a NYSE and TSX dual-listed company with gold mining operations in Mexico and Canada. Previously, Mr. Young worked in equity research at the boutique Canadian brokerage Haywood Securities Inc. and as an Investment Banking Analyst at BMO Capital Markets in the Metals and Mining group. Mr. Young has a Master of Science with Distinction and a Diploma of the Imperial College in Metals and Energy Finance from Imperial College London. In this collaborative program between the Business School and the Royal School of Mines, he stood first among all students in the program and achieved academic excellence for his thesis titled: Carbon Trading and its Associations with the Mining Industry. Mr. Young also holds a Bachelor of Science in Mining Engineering from Queen’s University. Mr. Young currently resides in Ontario, Canada.
Russell Ball has served as a director since June 30, 2022. Mr. Ball is an international mining executive with thirty years of experience. He was the Chief Executive Officer of Calibre Mining Corp. (TSX: CXB) from October 2019 to February 2021 and Chair of the board beginning in 2018. From May 2013 to December 2017, Mr. Ball held various executive positions with Goldcorp Inc. (TSX: G; NYSE: GG) and was Goldcorp’s Executive Vice President Corporate Development and Chief Financial Officer from March 2016 to November 2017. Prior to that, Mr. Ball held various positions with Newmont Mining Corporation (NYSE: NEM) from 1994 to 2013 and was Executive Vice President and Chief Financial Officer from 2008 to May 2013. Mr. Ball is a Non-Executive Chair of the board of Faraday Cooper Corp. (TSX.V:FDY) and is a director of Trevali Mining Corporation (TSX: TV). Mr. Ball qualified as a Chartered Accountant (South Africa) and as a Certified Public Accountant in the United States. He holds a Masters in Accounting and a Post-Graduate Diploma in Accounting from the University of Natal (South Africa). Mr. Ball resides in North Vancouver, British Columbia, Canada.
Victoire de Margerie has served as a director since June 30, 2022. Prof. de Margerie is Founder and Vice Chairman of the World Materials Forum and Executive Chairman/Reference Shareholder of Rondol Industrie, a deep technology startup that develops extrusion machinery for drug formulations and other high tech applications. Prof. de Margerie has spent 35 years in the Materials Industry in Canada, France, Germany, the United Kingdom and the United States, first as an Executive and since 2003 as a Board Director (now Arkema and Eurazeo, previously Babcock, Italcementi, Morgan Ceramics, Outokumpu & Norsk Hydro). Prof. de Margerie was elected an Academician at the National Academy of Technologies of France in 2019 and she joined the board of Mines ParisTech in 2021. She graduated from HEC Paris and Sciences Po Paris and holds a PhD in Management Science from Université de Paris 2, Pantheon Assas. Prof. de Margerie resides in Paris, France.
The Honorable Francis (Frank) Fannon has served as a director since January 2022. Mr. Fannon is currently the managing director of Fannon Global Advisors, a strategic advisory focused on geopolitics, the energy transition, and market transformation. He is currently a Strategic Advisor for Standard Lithium Ltd., Nano One® Materials Corp., and also serves as a Senior Geostrategy Advisor for Appian Capital Advisory LLP. He is also a non-resident senior advisor at the Center for Strategic & International Studies, non-resident senior fellow at the Atlantic Council, and a visiting senior fellow at the Center for Technology Diplomacy at Purdue. In May 2018, he was unanimously confirmed by the United States Senate to serve as the inaugural Assistant Secretary of State for Energy Resources, a position he held until January 2021. Prior to his time at the U.S. State Department, he established BHP Group Limited’s U.S. Corporate Affairs function as a Managing Director and served as Chief U.S. Advisor to the BHP Foundation, focused on transparency and governance, environmental resilience, and education equity. Prior to BHP Group Limited, he led government affairs for Murphy Oil Corporation. He also served as counsel to Senators Ben Nighthorse Campbell (R-CO) and Pete V. Domenici (R-NM). Mr. Fannon holds a J.D. from the University of Denver College of Law, M.A. in International Affairs, Economics & Trade from the University of Denver Korbel School of International Studies, and B.A. from Radford University. Mr. Fannon resides in Alexandria, VA.
Hirofumi Katase has served as a director since January 2022. Mr. Katase currently serves as Executive Vice Chairman, Director General of Industrial Science and Technology and a member of the Board of Directors of I-Pulse since December 2017. Mr. Katase also is President of I-Pulse Japan Co., Ltd., I-Pulse’s operating subsidiary in Japan, since January 2018. Prior to these roles, he most recently served as Japan’s Vice Minister for International Affairs at the Ministry of the Economy, Trade and Industry (“METI”) from June 2016 to July 2017. He held numerous management positions in trade, energy and industrial policy at METI since joining in 1982. During his time at METI, Mr. Katase served in multiple Director General positions, including for the Industrial Science and Technology Policy and Environment Bureau and Trade Policy Bureau, where he led efforts that contributed to the signing of the Trans-Pacific Partnership, among other international agreements. He also was previously Deputy Secretary-General of the Secretariat of Strategic Headquarters for Space Policy at the Cabinet Office, where he helped establish the Office of National Space Policy — the headquarters responsible for Japan’s development of space policy and deployment of space infrastructure. He also was Director of the Oil and Natural Gas division at METI, where he led Japan’s upstream hydrocarbon policy for four years. Also at METI, he was Director of the Aerospace and Defense Industry division where he worked on launching the Mitsubishi Regional Jet (MRJ) program and cultivated international partnerships for the development of aircraft and aircraft engines. He has been a director of MinebeaMitsumi, a manufacturing company, since June 2021. Mr. Katase earned a Bachelor’s degree in law from the University of Tokyo and a Master’s degree in applied economics from the University of Michigan. Mr. Katase resides in Kanagawa, Japan.
Oskar Lewnowski has served as a director since June 30, 2022. For the last nine years, Mr. Lewnowski has been the Chief Executive Officer of the Orion Mine Finance Group, a family of funds investing in the metals and mining industry since 2013. Mr. Lewnowski is the Chair of the Investment Committee for each of the funds and sets the overall strategic direction for Orion. Prior to his roles in Orion, Mr. Lewnowski founded the Red Kite Group, the largest metals trading fund of its time, and was the Chief Investment Officer of its mine finance business. Prior to that, Mr. Lewnowski was the Director for Corporate Development at Varomet Limited and its predecessor Sudamin, a group of metals processing and merchanting firms with revenues in excess of $1 billion. Mr. Lewnowski has also worked at Credit Suisse First Boston in London, where he was responsible for preparing growth companies for public distribution of their securities, and Deutsche Bank, where he held various positions in trading as well as mergers and acquisitions in New York and Frankfurt, culminating in Mr. Lewnowski being a key member of the team that founded the Deutsche Capital Markets Division. Mr. Lewnowski earned a Bachelor’s Degree from Georgetown University and an MBA from the Leonard Stern School of Business at New York University. Mr. Lewnowski resides in Rye, New York.
Priya Patil has served as a director since June 30, 2022. Ms. Patil is an experienced corporate director and former senior public company executive and investment banker. In 2016, she began serving as an independent corporate director and has been serving as a volunteer board member of educational institutions and other economy focused organizations since 2003. She was Head, Business Development (Diversified Industries) of the TSX. She was Managing Director, Partner and Founding Partner (Eastern Operations) of PI Financial Corp. and a Managing Director, Partner and Head of Investment Banking of Loewen Ondaatje McCutcheon. Ms. Patil was the global general corporate counsel of Breakwater Global Resources Ltd, a Canadian and U.S. listed mining company. She started her career as an attorney with Brobeck, Phleger & Harrison LLP in Palo Alto, California. Ms. Patil is a director of Rambler Metals & Mining PLC (AIM of LSE: RMM), Chair of its Compensation, Governance and Nominations Committee and a member of its Audit and Safety, Health, Environment and Community committees. She also serves on the board of Signature Resources Inc. (TSX-V: SIG). From 2016 to 2019, she was an independent corporate director of Alexandria Minerals Corporation, Chair of its Audit Committee and a member of the Management & Special Committee. Ms. Patil hold a B.Sc. (Statistics and Computer Sciences), University of Bombay and a J.D. from the University of Ottawa. Ms. Patil also completed the Directors Education Program at the, Rotman School of Management (University of Toronto) and the Innovation Governance Program of the Council of Canadian Innovators. She is a member of the State Bar of California, the Ontario Bar (Law Society of Ontario) and Charter of the Institute of Corporate Directors (ICD.D).
New Executive
Effective January 1, 2023, Quentin Markin will join the Company as its Executive Vice President, Business Development and Strategy Execution. Mr. Markin is a seasoned mining lawyer with 24 years’ experience, all with the Canadian firm Stikeman Elliott LLP, where he has been a partner since 2008. Over his career, he has lived and practiced in the world’s mining centers — Sydney, London, Vancouver and Toronto. Mr. Markin’s practice focused on M&A, project development and financing matters for mining companies globally and has been recognized by international legal consultancy Chambers for 11 years as a mining law expert. Mr. Markin has acted for Ivanhoe Electric since its inception, as well as other Ivanhoe group companies, including Ivanhoe Mines, but also senior producers, junior exploration companies, and investment banks. His notable transactions outside of the Ivanhoe Group include the 2007 C$1.2 billion initial public offering of Franco-Nevada and the 2015 acquisition by OceanaGold of Romarco Minerals and its Haile Gold Mine located in South Carolina for around C$856 million. Mr. Markin received his Bachelor of Law Degree from the University of Ottawa, Canada, and holds an M.A. in International Relations from the Norman Patterson School of International Affairs, Ottawa, Canada.

Board Composition
Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provides that the number of directors that shall constitute the Board of Directors will be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. We currently have eight directors: Robert Friedland, Taylor Melvin, Russell Ball, Victoire de Margerie, Francis Fannon, Hirofumi Katase, Oskar Lewnowski and Priya Patil.
Our Board of Directors consists of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any).
We have determined that each of Mr. Ball, Ms. de Margerie, Mr. Lewnowski and Ms. Patil is an independent director within the meaning of the applicable rules of the SEC and the NYSE American and that each of Mr. Ball and Ms. Patil is also an independent director under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our board of directors has determined that Mr. Ball is a financial expert within the meaning of the applicable rules of the SEC and the NYSE American. We have also determined that each of Mr. Ball, Ms. de Margerie, Mr. Lewnowski and Ms. Patil is an independent director within the meaning of the applicable rules of the TSX. We expect to have a majority of independent directors prior to the one-year anniversary of our initial public offering.
Diversity
Board of Directors
We have not adopted a formal policy with respect to the identification and nomination of women and of other diverse candidates on the Board of Directors. Establishing and implementing a policy regarding diversity and female representation on the Board of Directors will be an element that we will take into consideration going forward.
We have two women on the Board of Directors (representing 25% of the current directors) and the Board of Directors is committed to increasing the level of women on the Board of Directors as board turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by the Board of Directors and its committees. Accordingly, consideration of the number of women who are directors, along with consideration of whether other diverse candidates are sufficiently represented on the Board of Directors, will be an important component of the selection process for new members of the Board of Directors going forward.
The Compensation and Nominating Committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of female candidates a search criterion. Gender diversity on the Board of Directors will be achieved by continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.
The Board of Directors has not adopted a target regarding the number of women on the Board of Directors as the Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.
Executive Officer Positions
In appointing individuals to executive officer positions, we weigh a number of factors, including skills, experience and personal attributes required for the position along with the level of female representation within our senior management team. There is currently one woman occupying an executive officer position within the Company (11% of the executive officers). We are, however, committed to increasing the gender diversity of our executive officers going forward.
We have not adopted a target for the number of women in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in our senior management team is to identify high-potential women within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes taking action to build a culture of inclusion throughout the organization. The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.
Board Committees
The Audit Committee consists of Mr. Ball (chair) and Ms. Patil and is comprised entirely of independent directors. The Audit Committee operates pursuant to a charter approved by the Board of Directors. The Audit Committee approves the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee also reviews with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee reviews all proposed related person transactions for the purpose of recommending to the disinterested members of the Board of Directors whether the transaction should be ratified and approved. See “Certain Relationships and Related Party Transactions.”
The Compensation and Nominating Committee consists of Ms. Patil (chair) Mr. Ball and Mr. Lewnowski, and is comprised entirely of independent directors. The Compensation and Nominating Committee operates pursuant to a charter approved by the Board of Directors. The Compensation and Nominating Committee recommends and advises the independent directors of the Board of Directors with respect to the compensation for the Chief Executive Officer. The Compensation and Nominating Committee also recommends and advises the Board of Directors with respect to the compensation of directors and other executive officers. The Compensation and Nominating Committee makes recommendations to the Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans. The Compensation and Nominating Committee identifies and nominates members for election to the Board of Directors and develops and recommends to the Board of Directors corporate governance principles applicable to us. The Compensation and Nominating Committee also oversees the annual evaluation of the Board of Directors’ performance.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable United States federal securities laws and the corporate governance requirements of the NYSE American.
The Audit Committee of our board of directors is responsible for overseeing the code of business conduct and ethics and must approve any waivers of the code of business conduct and ethics for executive officers and directors. Any waivers of the code of business conduct and ethics for directors or executive officers must be approved by our board of directors and disclosed on Form 8-K within four business days after the occurrence of the event. We expect that any amendments to the code of business conduct and ethics, or any waivers of its requirements with respect to our executive officers and directors, will be disclosed on our website.
Leadership Structure of the Board
Our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chair of our board of directors and Chief Executive Officer. Our Chief Executive Officer serves as the Chair of the Board of Directors. Our board of directors has concluded that our current leadership structure is appropriate at this time.
Role of the Board of Directors in Risk Oversight Process
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors, as a whole, is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. In addition, our audit committee reviews and discusses with our management the risks faced by our Company and the policies, guidelines, and processes by which management assesses and manages our Company’s risks, including major financial risk exposures and cybersecurity risk exposures, and the steps our management has taken to monitor and control such exposures.

Corporate Opportunity Policy
In 2015, our former parent company and predecessor, HPX, entered into a mineral project opportunity protocol with Ivanhoe Mines Ltd. That protocol broadly provides that if a mineral project opportunity comes to any individual who is a director or officer of more than one entity, and where the opportunity has not been expressly allocated to a particular company by the person providing the opportunity, then the opportunity shall be allocated to Ivanhoe Mines if it is in South Africa, the Democratic Republic of Congo or Gabon, with all other mineral project opportunities being allocated to HPX. However, this protocol does not currently apply to us. We are currently in discussions with Ivanhoe Mines regarding updating and modernizing the protocol to include us, and which would also continue to include HPX.
Corporate Cease Trade Orders and Bankruptcies
Other than as set forth below, none of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.
Robert Friedland served as the Executive Co-Chairman of Ivanhoe Energy Inc. (“Ivanhoe Energy”) from May 2008 to October 2014 and was Deputy Chairman from June 1999 to May 2008, President from May 2008 to May 2010, and Chief Executive Officer from May 2008 to December 2011. Cease trade orders were issued against Ivanhoe Energy in Alberta (July 15, 2015), Quebec (May 7, 2015), Manitoba (May 6, 2015), Ontario (May 4, 2015) and British Columbia (April 14, 2015) because the company did not file its audited financial statements and associated filings for the year ending December 31, 2014.
On February 20, 2015, Ivanhoe Energy filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act (Canada). Ivanhoe Energy was assigned into bankruptcy on June 2, 2015 and dissolved on May 16, 2017.
On December 18, 2018, Zwoop Limited (“Zwoop”) was placed into voluntary wind-up and liquidators were appointed under the Hong Kong Companies (Winding Up and Miscellaneous Provisions) Ordinance (CWUMPO). Mr. Friedland was a director of Zwoop until September 21, 2018. In June 2020, Zwoop was dissolved.

EXECUTIVE AND DIRECTOR COMPENSATION
Our named executive officers (“NEOs”), which consist of our principal executive officer and the two other most highly compensated executive officers, are:
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Robert Friedland, our Chief Executive Officer;

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Eric Finlayson, our President; and

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Graham Boyd, our Vice President, U.S. Projects.

Summary Compensation Table
The table below summarizes the total compensation earned by each NEO in the fiscal year ended December 31, 2021.
2021 Summary Compensation Table(1)
Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan ($)	Option Awards ($)(2)	Bonus	All Other Compensation ($)	Total ($)
Robert Friedland	2021	$—	$—	$1,046,875	$—	$—	$1,046,875
Chief Executive Officer
Eric Finlayson	2021	$215,716	$—	$1,006,875	$—	$52,094(3)	$1,274,685
President
Graham Boyd	2021	$122,324	$—	$362,500	$—	$17,643(4)	$502,467
Vice President, U.S. Projects

(1)
Represents compensation from May 1, 2021 to December 31, 2021 and the value of the VRB options granted March 30, 2021. Any Canadian dollar amounts have been translated to U.S. dollars at an average Bank of Canada exchange rate for 2021 of $1 USD/ CAD $1.2535.

(2)
Represents the grant date fair value of stock options granted to the NEOs in 2021, determined in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 718.

(3)
Group life insurance premium of $2,313 and vacation liability payout of $49,781.

(4)
Vacation liability payout of $17,643.

Cost Sharing Agreement
Effective May 3, 2021, Ivanhoe executed a joinder to the Amended and Restated Shareholders’ Corporate Management and Cost Sharing Agreement (the “Cost Sharing Agreement”) made as of December 4, 2013, and amended as of January 1, 2016, among Global Mining Management (BVI) Corp., Global Mining Management Corporation (“GMM Corp.”), and the shareholders of Global Mining Management (BVI) Corp. (the “Operating Corporate Shareholders”). The Cost Sharing Agreement establishes the arrangement by which the Operating Corporate Shareholders, including the Company, share office facilities and the employment of various administrative, office and management personnel who provide various services to one or more Operating Corporate Shareholders including, without limitation, accounting, corporate, secretarial, administrative, human resources, financing, legal, IT and management services, necessary to fulfill the day-to-day responsibilities and ensure compliance with regulatory requirements. Each Operating Corporate Shareholder maintains records of the time spent by each shared employee in providing employment services to the Operating Corporate Shareholder and advances to GMM Corp. on a monthly basis that proportion of the gross salary, benefit costs, and any other amounts required to be paid by the Operating Corporate Shareholder in respect of its employment of the shared employee for the relevant period. Each shared employee is an employee of each Operating Corporate Shareholder that utilizes the services of the employee and is not an employee of GMM Corp., with the exception of Mr. Finlayson, who is also employed by GMM Corp. and whose duties include overseeing the management and business development for the participating shareholders. All acts that GMM Corp. does in connection with a shared employee are done as agent for each Operating Corporate Shareholder pro tanto. Each Operating Corporate Shareholder may voluntarily withdraw from the Cost Sharing Agreement upon not less than 90 days written notice.

Executive Employment Agreements
Robert Friedland served as the Chief Executive Officer of Ivanhoe Electric without an employment contract. Effective January 1, 2022, Mr. Friedland does not receive an annual base salary. Robert Friedland is entitled to participate in the various employee benefit plans that are, from time to time, in effect for senior management employees of GMM Corp.
Employment Agreement with Eric Finlayson
GMM Corp. entered into an employment agreement with Mr. Finlayson, dated as of June 20, 2018 for employment as the Managing Director, Business Development of GMM Corp. and through which he is compensated for providing services to the Company. He began serving as our President effective as of July 16, 2020 without an amended or separate employment agreement.
Base Salary.   Effective March 1, 2022, Mr. Finlayson receives an annual base salary of C$425,880.
Annual Bonus.   Mr. Finlayson is eligible for an annual discretionary bonus, but no bonus was paid in 2021.
Stock Options.   Mr. Finlayson continues to be eligible to receive equity awards under our compensation programs. See “Stock Option Grants.”
Benefits and Perquisites.   Mr. Finlayson is entitled to participate in the various employee benefit plans that are, from time to time, in effect for senior management employees of GMM Corp.
Confidentiality, Non-Disparagement and Non-Solicitation.   Mr. Finlayson has agreed to maintain the confidentiality of GMM Corp.’s and the Operating Corporate Shareholders’, including the Company’s, information and not to use or disclose such information at any time during or after his employment with such entities, except as may be required in connection with his work for any such entity or as authorized by an officer of any such entities. Mr. Finlayson has agreed that he will not engage in any pattern of conduct that involves the making or publishing of written or oral statements which are disparaging to the Company, its related entities or any of their directors, officers, employees or agents. Mr. Finlayson has also agreed not to solicit, for one year after termination of employment, any of GMM Corp.’s customers or clients or employees who were employed by GMM Corp. at the time of his termination of employment.
Termination and Change in Control.   Payments and benefits to which Mr. Finlayson will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under “— Potential Payments Upon Termination or Change in Control.”
Employment Agreement with Graham Boyd
GMM Corp. entered into an employment agreement with Mr. Boyd, dated as of November 1, 2013 and amended as of January 1, 2017, for employment as Principal Geologist. He began serving as our Vice President, U.S. Projects effective as of June, 2021 without an amended or separate employment agreement.
Base Salary.   Effective March 1, 2022, Mr. Boyd receives an annual base salary of C$241,500.
Annual Bonus.   Mr. Boyd is eligible for an annual discretionary bonus, but no bonus was paid in 2021.
Stock Options.   Mr. Boyd continues to be eligible to receive equity awards under our compensation programs. See “Stock Option Grants.”
Benefits and Perquisites.   Mr. Boyd is entitled to participate in the insurance and other benefit plans or programs in effect for similar employees in accordance with the rules and agreements governing such plans or programs so long as such plans and programs are in effect.
Confidentiality, Non-Disparagement and Non-Solicitation.   Mr. Boyd has agreed to maintain the confidentiality of GMM Corp.’s and the Operating Corporate Shareholders’, including the Company’s, information and not to use or disclose such information at any time during or after his employment with such entities, except as may be required in connection with his work for any such entity or as authorized by an officer of any such entities. Mr. Boyd has agreed that he will not engage in any pattern of conduct that involves the making or publishing of written or oral statements which are disparaging to GMM Corp. or an Operating Corporate Shareholder, including the Company, to whom he performed services or any of their directors, officers, employees or agents. Mr. Boyd has also agreed not to solicit, for one year after termination of employment, any customers or clients of the Operating Corporate Shareholders to whom he performed services or employees of GMM Corp. or an Operating Corporate Shareholder to whom he performed services.
Termination and Change in Control.   Payments and benefits to which Mr. Boyd will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under “— Potential Payments Upon Termination or Change in Control.”
Stock Option Grants
On June 30, 2021, we granted annual stock option awards in recognition of services performed in fiscal year 2021 to key employees, including our NEOs. The number of shares of our common stock underlying these options granted to our NEOs are detailed in the following table. These stock option awards vest ratably on June 30, 2021, June 30, 2022, June 30, 2023 and June 30, 2024. These stock option awards each have an exercise price of $2.49 per share. On March 30, 2021, VRB granted stock option awards to Mr. Friedland and Mr. Finlayson with an exercise price of $0.165. The number of shares of VRB common stock underlying such options are detailed in the following table. These stock option awards vest ratably on March 30, 2021, March 30, 2022, March 30, 2023, March 30, 2024, and March 30, 2025.
NEO	Company Option Shares	VRB Option Shares
Robert Friedland	916,666	5,000,000
Eric Finlayson	916,666	1,000,000
Graham Boyd	333,33
2021 Fiscal Year-End Outstanding Equity Awards
The table below provides information on the equity awards (which are comprised of only stock options) held by the NEOs as of December 31, 2021.
Outstanding Equity Awards at 2021 Fiscal Year-End
NEO	Number of Company Shares Underlying Unexercised Options (#) Exercisable	Number of Company Shares Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert Friedland	229,166	687,500	2.49	June 30, 2025
Eric Finlayson	229,166	687,500	2.49	June 30, 2025
Graham Boyd	83,333	250,000	2.49	June 30, 2025
NEO	Number of VRB Shares Underlying Unexercised Options (#) Exercisable	Number of VRB Shares Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert Friedland	1,000,000	4,000,000	0.165	March 30, 2026
Eric Finlayson	200,000	800,000	0.165	March 30, 2026
Graham Boyd
Potential Payments Upon Termination or Change in Control
Below we describe the payments and benefits to which each NEO will be entitled to under his employment agreement if his employment is terminated without cause.
Robert Friedland
We do not have any contractual obligation to provide Mr. Friedland any payments or benefits upon separation of employment, whether in the event of a change in control or otherwise.

Eric Finlayson
If GMM Corp. terminates Mr. Finlayson’s employment without cause, he will be entitled to either six (6) months’ notice, pay in lieu of notice (calculated as base salary at the time of termination), or a combination thereof, payable as a lump sum or in equal monthly installments, in GMM Corp.’s discretion, over a six (6) month period.
Graham Boyd
If GMM Corp. terminates Mr. Boyd’s employment agreement without cause, he will be entitled to one (1) month of notice, plus a severance package payable in a lump sum equal to one (1) month’s salary, any unpaid leave, and an additional 2.5 weeks of salary pro-rated for each continuous year of service with GMM Corp.
Long Term Incentive Plan
We adopted the Long Term Incentive Plan (“LTIP”), which will allow us to grant an array of equity-based awards to our NEOs, other employees, including employees who are directors, consultants and non-employee directors. The purpose of the LTIP is to recognize the contributions made by our employees, consultants and directors, and to provide these individuals with an additional incentive to use maximum efforts for the future success of the Company. All stock options granted in 2021 and until the adoption of the LTIP, including those disclosed above, were granted under the prior Ivanhoe Electric, Inc. Equity Incentive Plan adopted on June 30, 2021 (the “Prior Incentive Plan”), which is no longer used for grants.
Plan Term.   The LTIP has a ten-year term, and expires on the tenth anniversary of its adoption, unless prior to that date our board of directors terminates the LTIP.
Authorized Shares.   Subject to adjustment as described below, 3,250,000 shares of our common stock are available for awards to be granted under the LTIP, together with the shares remaining available under the Prior Plan, which on March 31, 2022 was 1,507,617. Additionally, the number of shares of our common stock reserved for issuance under the LTIP may increase automatically on the first day of each fiscal year beginning on January 1, 2023 by an amount equal to the lesser of (i) 5% of outstanding shares on December 31 of the immediately preceding fiscal year or (ii) such number of shares as determined by our board of directors in its discretion. If a stock option or stock appreciation right expires or otherwise terminates without having been exercised in full, or if any shares subject to a stock award are forfeited, or if shares from an award are withheld in payment of an exercise price or in payment of withholding taxes, the shares for which such stock option or stock appreciation right was not exercised or the shares so forfeited or withheld will again be available for issuance under the LTIP. Also, to the extent awards are forfeited under the terms of the Prior Incentive Plan, they will again be available for award under the LTIP.
Administration.   Our Compensation Committee, which will be composed of two or more non-employee directors, administers the LTIP, except that our board of directors administers the LTIP with respect to grants to non-employee directors. The committee so designated by our board of directors to administer the LTIP will comply with the legal requirements (if any) relating to the administration of the types of awards granted under the LTIP imposed by applicable corporate and securities laws, the Code (as defined below) and any stock exchange or national market system on which our common stock is then listed or traded. The committee, or our board of directors, has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods), and construe and interpret the LTIP and awards under it.
Types of Awards.   The LTIP provides for grants of stock options, stock awards, stock unit awards, and deferred stock unit awards.
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Stock Options.   A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our Compensation Committee (or our board of directors) but may not be less than the closing price of a share of our common stock on the grant date, or higher price if required by the TSX rules. No stock option will be exercisable more than ten years from the grant date. Stock options may include cashless exercise and early exercise features. Stock options that are intended to qualify as “incentive stock options” must meet the requirements of Section 422 of the Code, whereas nonstatutory stock options are not subject to those requirements.
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Stock and Stock Unit Awards.   A stock award is an award in the form of shares of our common stock, including restricted stock and share-settled restricted stock units, which may include dividend equivalents. Our Compensation Committee (or our board of directors) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

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Deferred Stock Unit Award.   A deferred stock unit award is a unit evidencing the right to receive at a future date one share of common stock. Payment in respect of a deferred stock unit award may be made in the form of cash or common stock or a combination thereof as determined by our Compensation Committee, or our board of directors.

Eligibility.   Our employees, including employees who are directors, consultants and non-employee directors are eligible to receive awards under the LTIP, except that incentive stock options may only be granted to our employees. The LTIP includes an overall compensation limit of $750,000 per year for non-employee directors, considering all compensation paid or awarded at accounting grant date fair values.
Adjustments.   In the event of any subdivision or consolidation of outstanding shares of our common stock, declaration of a dividend payable in shares of our common stock or other stock split, our Compensation Committee, or our board of directors, will proportionately adjust the number of shares issuable under the LTIP and the terms of any outstanding awards (including the number of shares covered by outstanding awards, the exercise price and the appropriate fair market value determination). In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting our common stock or any distribution to holders of our common stock of securities or property (other than normal cash dividends or dividends payable in our common stock), our Compensation Committee, or our board of directors, will proportionately adjust the number of shares issuable under the LTIP and the terms of any outstanding awards, but only to the extent necessary to maintain the proportionate interest of the award holders and preserve, without exceeding, the value of such awards. In addition, in the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, our Compensation Committee, or our board of directors, may make such adjustments to awards or other provisions for the disposition of awards as it deems equitable, and will be authorized to provide for the substitution or assumption of awards, the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, awards, the cash-out of awards (with cancellation of any awards that are “out of the money”), or the cancellation of options with notice and opportunity to the holders thereof to exercise prior to such cancellation.
Termination of Service.   Upon a participant’s termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement. The LTIP provides that, unless otherwise provided in an award agreement, vested and unvested awards are forfeited upon a termination of employment for Cause (as defined in the LTIP); unvested awards are forfeited upon a voluntary resignation; vested awards are retained and not forfeited upon a termination of employment by the Company without Cause; vesting of unvested awards continues for the longer of (i) an applicable notice period or (ii) three months, otherwise unvested award are forfeited and vesting ceases upon termination; and unvested awards accelerate upon a termination for death or disability.
Change in Control.   In the event of a change in control (i) with respect to stock options, if the stock options are not continued, assumed or substituted by the Company (or surviving corporation or ultimate parent corporation in a change in control), unless otherwise provided in an applicable award agreement, our Compensation Committee, or our board of directors, may provide for full or partial vesting or cash-out of any such stock options or stock appreciation rights and (ii) with respect to stock awards, our Compensation Committee, or our board of directors, may provide in the applicable award agreement the terms and conditions that relate to the lapse of any restrictions on shares subject to any stock awards in the event of a change in control. The LTIP provides that, unless otherwise provided in an applicable award agreement, awards will include “double-trigger” vesting, and will vest if the participant’s employment is terminated without “Cause” or for “Good Reason”, as defined in the LTIP, within one year following the change in control.

Amendment and Termination.   Our Board of Directors (or the designated committee) has the right to amend any participant’s award agreement, subject to the participant’s consent if such amendment is not favorable to the participant. Our Board of Directors may amend, suspend or terminate the LTIP, but no such amendment or termination may be made which would adversely affect any outstanding awards without the written consent of the affected participants. In addition, to the extent necessary to comply with Section 422 of the Code, Section 16b-3 of the Exchange Act, Section 613(i) of the Toronto Stock Exchange Company Manual or any other applicable law or regulation, including the requirements of any stock exchange or national market system on which our common stock is then listed, the Company will obtain shareholder approval as may be required, for any of the following changes to the LTIP:
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a reduction in the exercise price or purchase price benefiting an insider;

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an extension of the term of an incentive security benefiting an insider;

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any amendment to remove or to exceed the insider participation limit;

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any amendment to increase to the maximum number of securities issuable under the LTIP; and

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any amendments to an amending provision.

Ivanhoe Electric, Inc. Equity Incentive Plan
The Prior Incentive Plan was adopted on June 30, 2021. The purpose of the Prior Incentive Plan was to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by the directors and employees of the Company and its affiliates who, in the judgment of the Board, were largely responsible for its future growth and success. The Prior Incentive Plan aided in retention and encouragement of employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.
Shares.   The aggregate number of shares of common stock reserved under the Prior Incentive Plan was limited to 10% of the outstanding shares of the Company’s capital stock. The number of shares reserved for issuance to any one participant at any time could not exceed 5% of the total number of the Company’s shares, on a non-diluted basis, that are issued and outstanding as of a particular date.
Award Types.   The Prior Incentive Plan provided for the award of stock options, share appreciation rights, and bonus share awards to eligible employees and directors. The option term was five years, and options would generally vest and become exercisable over a four year period, 25% per year. The exercise of options was generally conditioned upon the employee or director’s continuous service. Bonus shares could be granted to eligible employees and directors as discretionary bonuses subject to provisions and restrictions determined by the Board. The Prior Incentive Plan includes certain provisions that may accelerate vesting upon a takeover bid.
Administration.   The Prior Incentive Plan is administered by the Compensation Committee or the Board, as applicable.
VRB Energy, Inc. Stock Option Plan
The VRB Energy, Inc. Stock Option Plan (the “VRB Plan”) was adopted on November 7, 2017. The purpose of the VRB Plan is to provide VRB Energy Inc. and its subsidiaries, present and future, with the means to encourage, attract, retain and motivate certain eligible participants by granting such eligible participants stock options to purchase common shares in VRB’s capital thus giving them an on-going proprietary interest in VRB.
Eligible participants include directors, employees and consultants of VRB and its subsidiaries.
Shares.   The aggregate number of shares of common stock reserved under the VRB Plan is limited to 10% of the outstanding shares of VRB’s capital stock.
Award Types.   The VRB Plan provided for the award of stock options and share appreciation rights, and bonus share awards to eligible employees and directors. The option term under the VRB Plan cannot exceed ten years. The options granted to our NEOs have a five year term, were 20% vested upon grant, with an additional 20% vesting on each anniversary of grant. The exercise of options was generally conditioned upon the employee or director’s continuous service.
Administration.   The VRB Plan is administered by the Remuneration Committee or the Board, as applicable.
Executive Officer Changes Announced in 2022
President and Chief Executive Officer.   Effective November 21, 2022 Taylor Melvin was appointed President and Chief Executive Officer of the Company, and as a member of the Board of Directors. Robert Friedland stepped down as Chief Executive Officer of the Company on that date, and Mr. Friedland remains as the Executive Chairmain of the Board of Directors of the Company. Also, Eric Finlayson assumed a new role as Chief of Global Exploration.
On October 21, 2022, Mr. Melvin entered into an employment agreement with the Company (the “CEO Employment Agreement”) for a term to continue indefinitely until Mr. Melvin resigns or is terminated in accordance with the terms and conditions of the CEO Employment Agreement. Pursuant to the terms of the CEO Employment Agreement, Mr. Melvin is entitled to an annual base salary of $500,000 per year (“CEO Base Salary”). Mr. Melvin is eligible on an annual basis to receive short-term and long-term incentive awards, with a short-term bonus target of 100% of his CEO Base Salary (“CEO Short Term Bonus”) and a long-term bonus target of 200% of his CEO Base Salary for 2023, based on the terms and conditions of the Company’s then effective annual incentive and equity-based incentive plans or programs and contingent upon the degree of achievement of any applicable performance goals. The Company made an initial grant of 500,000 stock options (“CEO Options”) with an exercise price of $11.75 per share, which was designated as incentive stock options to the extent permissible under the Code with the remainder as nonqualified stock options, and 750,000 restricted stock units (“CEO RSUs”). The CEO Options and CEO RSUs will vest over three years in accordance with the terms of the applicable equity plans and award grant agreements.
In the event Mr. Melvin’s employment is terminated by the Company without “Cause” (as defined in the CEO Employment Agreement) and such termination is not in connection with a Change in Control (as defined in the CEO Employment Agreement), then Mr. Melvin will be entitled to severance pay equal to equal to 1.5 times his annual CEO Base Salary and 1.5 times the target annual bonuses for the year in which termination of employment occurs. In the event of a Change of Control where Mr. Melvin’s employment is terminated during the 12 month period following such Change in Control by the Company without “Cause” or Mr. Melvin resigns for “Good Reason”, then Mr. Melvin will be entitled to severance pay equal to a lump sum cash payment equal to 18 months of his annual CEO Base Salary plus one additional month for each full year of service after the third full year of service up a maximum of 24 months annual CEO Base Salary together with 150% of the CEO Short Term Bonus for the year in which termination of employment occurs.
The Employment Agreement includes customary covenants with respect to confidentiality of Company information. Also, the Employment Agreements includes a covenant of non-solicitation of employees for a period of twelve months following Mr. Melvin’s separation from service.
Chief Financial Officer.   Effective November 21, 2022, Jordan Neeser was appointed as the Company’s Chief Financial Officer.
On November 17, 2022, Mr. Neeser entered into an employment agreement (the “CFO Employment Agreement”) for a term to continue indefinitely until Mr. Neeser resigns or is terminated in accordance with the terms and conditions of the CFO Employment Agreement. Pursuant to the terms of the CFO Employment Agreement, Mr. Neeser is entitled to an annual base salary of $300,000 per year (“CFO Base Salary”). Mr. Neeser will be eligible on an annual basis to receive short-term and long-term incentive awards, with a short-term bonus target of 100% of his Base Salary (“CFO Short Term Bonus”) and a long-term bonus target of 200% of his CFO Base Salary for 2023, based on the terms and conditions of the Company’s then effective annual incentive and equity-based incentive plans or programs and contingent upon the degree of achievement of any applicable performance goals. The Company made an initial grant of 500,000 stock options with an exercise price of $11.75 per share, which will vest in accordance with the terms of the applicable equity plans and award grant agreements.

In the event Mr. Neeser’s employment is terminated by the Company without “Cause” (as defined in the CFO Employment Agreement) and such termination is not in connection with a Change in Control (as defined in the CFO Employment Agreement), then Mr. Neeser will be entitled to severance pay equal to equal to 1.5 times his annual CFO Base Salary and 1.5 times the target annual bonuses for the year in which termination of employment occurs. In the event of a Change of Control where Mr. Neeser’s employment is terminated during the 12-month period following such Change in Control by the Company without “Cause” or Mr. Neeser resigns for “Good Reason”, then Mr. Neeser will be entitled to severance pay equal to a lump sum cash payment equal to 18 months of his annual CFO Base Salary plus one additional month for each full year of service after the third full year of service up to a maximum of 24 months annual CFO Base Salary together with 150% of the CFO Short Term Bonus for the year in which termination of employment occurs.
The CFO Employment Agreement includes customary covenants with respect to confidentiality of Company information. Also, the CFO Employment Agreements includes a covenant of non-solicitation of employees for a period of twelve months following Mr. Neeser’s separation from service.
EVP, Business Development and Strategy Execution.   Quentin Markin will join the Company as Executive Vice President, Business Development and Strategy Execution on January 1, 2023. Graham Boyd will be elevated to Senior Vice President, U.S. Projects.
On November 17, 2022, Mr. Markin entered into an employment agreement (the “EVP Employment Agreement”) for a term to continue indefinitely until Mr. Markin resigns or is terminated in accordance with the terms and conditions of the EVP Employment Agreement. Pursuant to the terms of the EVP Employment Agreement, Mr. Markin is entitled to an annual base salary of $400,000 per year (“EVP Base Salary”). Mr. Markin will be eligible on an annual basis to receive short-term and long-term incentive awards, with a short-term bonus target of 100% of his EVP Base Salary (“EVP Short Term Bonus”) and a long-term bonus target of 200% of his EVP Base Salary for 2023, based on the terms and conditions of the Company’s then effective annual incentive and equity-based incentive plans or programs and contingent upon the degree of achievement of any applicable performance goals. The Company will make an initial grant of 750,000 restricted stock units, which will vest over a period of five years in accordance with the terms of the applicable equity plans and award grant agreements. Mr. Markin will not participate in employee benefit plans, but will be reimbursed for the cost of similar benefit plans in Australia, in an amount not exceed $10,000 annually.
In the event Mr. Markin’s employment is terminated by the Company without “Cause” (as defined in the EVP Employment Agreement) and such termination is not in connection with a Change in Control (as defined in the EVP Employment Agreement), then Mr. Markin will be entitled to severance pay equal to equal to 1.5 times his annual EVP Base Salary and 1.5 times the target annual bonuses for the year in which termination of employment occurs. In the event of a Change of Control where Mr. Markin’s employment is terminated during the 12 month period following such Change in Control by the Company without “Cause” or Mr. Markin resigns for “Good Reason”, then Mr. Markin will be entitled to severance pay equal to a lump sum cash payment equal to 18 months of his annual EVP Base Salary plus one additional month for each full year of service after the third full year of service up to a maximum of 24 months annual EVP Base Salary together with 150% of the Short Term Bonus for the year in which termination of employment occurs.
The EVP Employment Agreement includes customary covenants with respect to confidentiality of Company information. Also, the EVP Employment Agreements includes a covenant of non-solicitation of employees for a period of twelve months following Mr. Markin’s separation from service.
Director Compensation
Each director received an annual grant of stock options. On June 30, 2021, we granted annual stock option awards with an aggregate value of $362,500 to our directors in recognition of services performed in fiscal year 2021.
Following this offering, we may begin to pay a portion of each director’s compensation in cash. We may permit directors to defer all or a portion of such compensation under the Deferred Compensation Plan, under which our directors will be able to defer their annual retainers and receive such deferred retainers in cash or in shares of our common stock.

The director compensation policies described above do not apply to our employee directors, whose compensation is set forth above in this “Executive and Director Compensation”.
The table below provides information on the director compensation earned in 2021:
2021 Director Compensation(1)
Name	Options Issued (#)	Option Awards($)	Total($)
Laurent Jean-Louis Frescaline	83,333	90,625	90,625
Kenneth Lau	83,333	90,625	90,625
Ian Plimer	83,333	90,625	90,625
Patrick On Yip Tsang	83,333	90,625	90,625

(1)
Mr. Friedland is not included as his compensation is disclosed in the 2021 Summary Compensation Table.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of the transactions we have engaged in since our inception or currently proposed with our directors and executive officers and beneficial owners of more than five percent of our voting securities and their affiliates (in addition to the employment agreements, equity awards and other compensation-related arrangements described in “Executive and Director Compensation”).
Contribution Agreement
We entered into a Contribution Agreement, dated as of April 30, 2021 (the “Contribution Agreement”) with HPX, of which we were, prior to the spin-off described below, a wholly-owned subsidiary. Pursuant to the Contribution Agreement, HPX contributed to us (i) all of the issued and outstanding shares of HPX’s subsidiaries, other than those holding direct or indirect interests in its Nimba Iron Ore Project in Guinea; (ii) certain property, plant and equipment; and (iii) certain financial assets, including certain loans and advances owned by HPX in exchange for 50,448,161 shares of our common stock. HPX then distributed 59,909,344 shares of common stock of Ivanhoe Electric to HPX stockholders by way of a dividend, with each HPX stockholder receiving one share of common stock of Ivanhoe Electric for each HPX share held by the stockholder.
Transition Services Agreement
In connection with the spin-off from HPX, we entered into a Transitions Services Agreement, dated as of April 30, 2021 with HPX pursuant to which we and HPX agreed to provide certain transitional services to the other party for a fee (the “Transitions Services Agreement”). No amounts were paid by either party under this agreement in the year ended December 31, 2021. The Transition Services Agreement terminated on April 30, 2022.
Cost Sharing Agreement
Effective May 3, 2021, we became a party to the Cost Sharing Agreement dated as of December 4, 2013, and amended as of January 1, 2016, among Global Mining Management (BVI) Corp., GMM Corp., and the Operating Corporate Shareholders. The Cost Sharing Agreement establishes the arrangement by which the Operating Corporate Shareholders, including us, share office facilities and the employment of various administrative, office and management personnel who provide various services to one or more Operating Corporate Shareholders including, without limitation, accounting, corporate secretarial, administrative, human resources, financing, legal, IT and management services, necessary to fulfill the day-to-day responsibilities and ensure compliance with regulatory requirements. Each Operating Corporate Shareholder maintains records of the time spent by each shared employee in providing employment services to the Operating Corporate Shareholder and advances to GMM Corp. on a monthly basis that proportion of the gross salary, benefit costs, and any other amounts required to be paid by the Operating Corporate Shareholder in respect of its employment of the shared employee for the relevant period. Each shared employee is an employee of each Operating Corporate Shareholder that utilizes the services of the employee and is not an employee of GMM Corp., with the exception of Mr. Finlayson, who is employed by GMM Corp. and whose duties include overseeing the management and business development for the participating shareholders. All acts that GMM Corp. does in connection with a shared employee are done as agent for each Operating Corporate Shareholder pro tanto. Each Operating Corporate Shareholder may voluntarily withdraw from the Cost Sharing Agreement upon not less than 90 days written notice.
Typhoon System Purchase
On September 22, 2022 we ordered the construction and delivery of 6 new TyphoonTM machines for a total purchase price of €14,280,000. The new machines will commence delivery in approximately 12 months from ordering and the last of which may take up to 36 months to be constructed and delivered. TyphoonTM machines are only constructed by a subsidiary of I-Pulse at a facility in Toulouse, France. We are required to pay 50% for each machine up front and the balance of 50% on delivery of each machine.
Stockholders Agreements
CI Stockholders’ Agreement.   We are party to a stockholders’ agreement dated as of April 30, 2021 (as amended by the first amendment thereto dated as of June 28, 2021), among us, I-Pulse, Ivanhoe Industries,

Point Piper, Century and Iridium. The CI Stockholders’ Agreement provides the Investors with certain rights, including co-sale rights and rights to participate in certain equity issuances as well as the right to nominate two directors to our board of directors. The CI Stockholders’ Agreement also provides I-Pulse with the right to nominate five directors to our board of directors. These rights terminated immediately before the closing of our initial public offering.
The Investors have granted I-Pulse and the non-transferring Investor a right of first refusal to purchase all of the common stock that such Investor may propose to sell or otherwise transfer at the same price and on the same terms and conditions as those offered to the prospective transferee. These rights terminated immediately before the closing of our initial public offering.
The CI Stockholders’ Agreement grants the investor parties thereto certain registration rights in respect of the offer and sale of common stock held by them. For a description of these rights, see “— Registration Rights” below.
Second Amended and Restated Stockholders’ Agreement.   We are party to a Second Amended and Restated Stockholders’ Agreement dated as of April 5, 2022, among us, I-Pulse, Castelnau LLC (f/k/a Ivanhoe Industries, LLC), Robert Friedland, and each of the investors party thereto (the “Second A&R Stockholders’ Agreement”), which further amends and restates the Stockholders’ Agreement that we entered into in connection with the spin-off and previously amended and restated as of August 3, 2021. The Second A&R Stockholders’ Agreement provided the investors with certain co-sale rights and rights to participate in certain equity issuances. These rights terminated immediately before, the closing of our initial public offering.
The Second A&R Stockholders’ Agreement prohibits the investors from transferring their securities (other than to a permitted transferee) unless (i) such investor notifies us of the proposed transfer and the circumstances surrounding the proposed transfer, and such investor furnishes us with an opinion of counsel (if requested by us) that such transfer will not require registration under the Securities Act; (ii) if immediately prior to such transfer the prospective transferee, together with its affiliates, owns securities that in the aggregate represent less than ten percent (10%) of the shares of common stock of the company on a fully diluted basis and, after giving effect to the transfer, the prospective transferee, together with its affiliates, would not own securities that in the aggregate represent ten percent (10%) or more of the shares of common stock on a fully diluted basis; and (iii) the proposed transferee agrees to be bound to the Second A&R Stockholders’ Agreement.
The Second A&R Stockholders’ Agreement also grants the investor parties thereto certain registration rights in respect of the offer and sale of common stock held by them. For a description of these rights, see “— Registration Rights” below.
Registration Rights
We have entered into agreements with certain of our stockholders and other parties which require us to register the sale of their shares of common stock. Pursuant to the agreements described below, we are obligated to register up to an aggregate of approximately 67,197,975 shares of our common stock, including shares issued upon conversion of our outstanding Convertible Notes. The Registration Statement of which this prospectus is a part is being filed pursuant to our obligations under certain of these agreements.
CI Stockholders Agreement
General.   The CI Stockholders’ Agreement grants the investor parties thereto certain registration rights in respect of the offer and sale of the “registrable securities” held by them, which securities include the shares of our common stock owned by an investor or its permitted assignee or issuable upon conversion, exercise or exchange of preferred stock or warrants, exercise or exchange of preferred stock or warrants owned by such holder from time to time, including any Common Stock issued as (or issuable upon conversion, exercise or exchange of preferred stock or warrants issued as) a split, stock dividend or similar distribution or event with respect to, in exchange for, or in replacement of, any of the foregoing shares. Holders of up to 27,571,054 shares of our common stock are entitled to certain registration rights pursuant to the CI Stockholders’ Agreement. Under the CI Stockholders’ Agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the selling holders not to exceed $20,000 per registration, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The CI Stockholders’ Agreement also includes customary indemnification and procedural terms.
These registration rights will expire on the earliest to occur of (a) the seventh anniversary of the consummation of our initial public offering or (b) when each holder has sold all of its registrable securities.
Demand Registration Rights.   At any time beginning 180 days after the effective date of the registration statement related to our initial public offering, the holders of not less than a majority of the common stock on a fully diluted basis then outstanding may request that we prepare, file, and maintain a registration statement on Form S-1 to register the offer and sale of all or part of their registrable securities if the aggregate offering price, net of selling expenses, of the registrable securities requested to be registered would exceed $10.0 million. We are not required to effect more than three demand registrations.
Piggyback Registration Rights.   In the event that we propose to register the offer and sale of any of our securities in an underwritten offering in which (i) any of our securities owned beneficially or of record by I-Pulse or any of its affiliates or any investor are included in the registration statement for such offering as securities being offered by a selling stockholder or, (ii) at any time 180 days after the effective date of the registration statement related to our initial public offering, our securities of any other holder are included in the registration statement for such offering as securities being offered by a selling stockholder, the stockholders party to the Stockholders’ Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other conditions and limitations.
Second Amended and Restated Stockholders’ Agreement
General.   The Second Amended and Restated Stockholders’ Agreement grants the investor parties thereto certain registration rights in respect of the offer and sale of the “registrable securities” held by them, which securities include the shares of our common stock owned by an investor or its permitted assignee or issuable upon conversion, exercise or exchange of preferred stock or warrants, exercise or exchange of Preferred Stock or Warrants owned by such holder from time to time, including any Common Stock issued as (or issuable upon conversion, exercise or exchange of Preferred Stock or Warrants issued as) a split, stock dividend or similar distribution or event with respect to, in exchange for, or in replacement of, any of the foregoing shares. Holders of up to 26,104,048 shares of our common stock are entitled to certain registration rights pursuant to the Second Amended and Restated Stockholders’ Agreement. Under the Amended and Restated Stockholders’ Agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the selling holders not to exceed $20,000 per registration, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Amended and Restated Stockholders’ Agreement also includes customary indemnification and procedural terms.
These registration rights will expire on the earliest to occur of (a) the seventh anniversary of the consummation of our initial public offering or (b) when each holder has sold all of its Registrable Securities.
Demand Registration Rights.   At any time beginning 180 days after the effective date of the registration statement related to our initial public offering, the holders of not less than a majority of the common stock on a fully diluted basis then outstanding may request that we prepare, file, and maintain a registration statement on Form S-1 to register the offer and sale of all or part of their registrable securities if the aggregate offering price, net of selling expenses, of the registrable securities requested to be registered would exceed $10.0 million. We are not required to effect more than three demand registrations.
Piggyback Registration Rights.   In the event that we propose to register the offer and sale of any of our securities in an underwritten offering in which (i) any of our securities owned beneficially or of record by I-Pulse or any of its affiliates or any investor are included in the registration statement for such offering as securities being offered by a selling stockholder or, (ii) at any time 180 days after the effective date of the registration statement related to our initial public offering, our securities of any other holder are included in the registration statement for such offering as securities being offered by a selling stockholder, the stockholders party to the Stockholders’ Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other conditions and limitations.

Resale Registration Rights.   If a Qualifying initial public offering occurs and the Company is required to file with the SEC a shelf registration statement relating to the offer and sale of shares of common stock issuable upon conversion of the Convertible Notes then held by the investors party to the Convertible Notes Registration Rights Agreement (a “Shelf Registration”), the Company must offer to include in such filing any registrable securities any such investor may request. The Company will use its best efforts to cause such Shelf Registration Statement to become effective as soon as reasonably practicable after the filing thereof in accordance with the terms of the Convertible Notes Registration Rights Agreement and will use its best efforts to keep such Shelf Registration Statement continuously effective to allow the prospectus forming part of such Shelf Registration Statement to be useable by such investor(s) until the later of: (i) the last day of the “Shelf Period” (as defined in the Convertible Notes Registration Rights Agreement) and (ii) the earlier of: (x) the first date as of which the investors party to the Second Amended and Restated Stockholders Agreement no longer hold any Registrable Securities and (y) the fifth anniversary of the closing date of the Qualifying initial public offering. All rights to a Shelf Registration will terminate upon the expiration of this period.
Amended and Restated Convertible Notes Registration Rights Agreement
In connection with the offering of the Series 1 Convertible Notes, we entered into a registration rights agreement dated as of August 3, 2021, which was amended and restated on April 5, 2022 in connection with the issuance of the Series 2 Convertible Notes (the “Convertible Notes Registration Rights Agreement”) with the purchasers of the Convertible Notes pursuant to which we agreed to file a registration statement to register the resale of shares issued upon conversion of the Convertible Notes. We are required to file the registration statement within 10 days following the expiration of the 180-day lock-up period related to our initial public offering. In the event that we are obligated to file a registration statement 10 days following the expiration of the 180-day lock-up period, and prior to such time the conversion shares may be resold to the public without restriction under Rule 144, our obligations under the Convertible Notes Registration Rights Agreement will terminate.
Holders of up to 2,812,777 shares of our common stock are entitled to certain registration rights pursuant to the Convertible Notes Registration Rights Agreement.
We are obligated to keep the registration statement continuously effective until the earlier of: (i) the date as of which all Registrable Securities have been sold pursuant to the registration statement; and (ii) the first date as of which the investors have sold their conversion shares pursuant to Rule 144 (or any similar provision then in effect) under the Securities Act, or such conversion shares may be resold to the public without restriction under Rule 144.
Under the Convertible Notes Registration Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the selling holders not to exceed $20,000, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Convertible Notes Registration Rights Agreement also includes customary indemnification and procedural terms.
CAR Registration Rights Agreement
We entered into a registration rights agreement dated as of November 10, 2021, with CAR, pursuant to which, if an initial public offering (as defined in the agreement) occurs or we otherwise become subject to the periodic reporting requirements of the Exchange Act, we agreed to file a registration statement to register the resale of shares of our common stock to be issued as partial consideration for the assignment to one of our wholly-owned subsidiaries of certain rights associated with our Santa Cruz Project (the “CAR Registration Rights Agreement”). We are required to file the registration statement within 45 days following the six-month anniversary of the closing date of an initial public offering. In the event that we are obligated to file a registration statement 45 days following the six-month anniversary of the closing of an initial public offering, and prior to such time the conversion shares may be resold to the public without restriction under Rule 144, our obligations under the CAR Registration Rights Agreement will terminate.
Holders of up to 916,758 shares of our common stock will be entitled to certain registration rights pursuant to the CAR Registration Rights Agreement.
We are obligated to keep the registration statement continuously effective until the earlier of: (i) the date as of which all securities covered by the CAR Registration Rights Agreement have been sold pursuant to the registration statement; and (ii) the first date as of which CAR has sold its shares pursuant to Rule 144 (or any similar provision then in effect) under the Securities Act, or such shares may be resold to the public without restriction under Rule 144.
Under the CAR Registration Rights Agreement, we will pay all expenses relating to such registration, including the fees of one counsel for the selling holders not to exceed $20,000, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The CAR Registration Rights Agreement also includes customary indemnification and procedural terms.
Indemnity Agreements
We entered into indemnification agreements with each of our directors. These agreements require us, among other things, to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director.
Sales of Shares of Common Stock and Convertible Notes
On April 5, 2022, we entered into subscription agreements with certain investors with respect to the issuance and sale of Series 2 Convertible Notes. The following table sets forth the principal amount of our Series 2 Convertible Notes issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:
Name	Aggregate Principal Amount of Series 2 Convertible Notes
Orion Mine Finance Fund III LP	$6,200,000
On September 2, 2021 we entered into subscription agreements with certain investors with respect to the issuance and sale of shares of our common stock and Series 1 Convertible Notes. The following table sets forth the number of shares of our common stock and the principal amount of our Series 1 Convertible Notes issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:
Name	Number of Shares of Common Stock Purchased	Aggregate Principal Amount of Series 1 Convertible Notes	Aggregate Purchase Price
THISBE & CO fbo Fidelity NorthStar Fund	39,500	$491,775	$590,130
THISBE & CO fbo Fidelity True North Fund	116,500	$1,450,425	$1,740,510
On August 3, 2021 we entered into subscription agreements with certain investors with respect to the issuance and sale of shares of our common stock and Series 1 Convertible Notes. The following table sets forth the number of shares of our common stock and the principal amount of our Series 1 Convertible Notes issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:

Name	Number of Shares of Common Stock Purchased	Aggregate Principal Amount of Series 1 Convertible Notes	Aggregate Purchase Price
Robert Friedland	502,000	$6,249,900	$7,499,880
Orion Mine Finance Fund III LP	803,166	$9,999,425	$11,999,490
Eric Finlayson	10,000	$124,500	$149,400
Intellectual Property Licensing Agreement with I-Pulse
On April 30, 2021, HPX, GEO27 S.a.r.l. (“GEO”), HPX TechCo Inc. (“HPX TechCo”), the Company and I-Pulse entered into an assignment and novation agreement. Pursuant to the agreement, each of HPX, GEO and HPX TechCo assigned to the Company all of their respective rights, duties and obligations under their respective license agreement with I-Pulse with respect to certain patent rights and intellectual property rights.
Transactions with I-Pulse
On March 30, 2022, I-Pulse issued to Mr. Friedland a promissory note evidencing I-Pulse’s obligation to repay a principal amount of $10 million with interest at a rate equal to 2% per annum, maturing on December 31, 2023. Under this promissory note, if a qualifying initial public offering by the Company occurs before the note maturity date, Mr. Friedland has the right to elect to receive, as payment in kind for the principal and interest then outstanding under such note, shares of common stock of the Company currently owned by I-Pulse. The number of shares of common stock will be calculated at a price per share equal to: (A) 90% of the gross price per share at which common stock of the Company is sold in the qualifying initial public offering, if the qualifying initial public offering occurs on or before September 30, 2022; (B) 85% of the gross price per share at which common stock of the Company is sold in the qualifying initial public offering, if the qualifying initial public offering occurs on or after October 1, 2022 but on or before December 31, 2022; or (C) 80% of the gross price per share at which common stock of the Company is sold in the qualifying initial public offering, if the qualifying initial public offering occurs on or after January 1, 2023. Upon the maturity of such promissory note, if the outstanding balance of principal and interest was not previously paid in kind, I-Pulse may elect to repay such amount either in cash or in kind by delivering shares of common stock of the Company in accordance with the price per share described in the preceding sentence.
On March 30, 2022, Orion Mine Finance Fund III LP (“Orion”) entered into a share exchange option agreement with I-Pulse. Following any qualifying initial public offering, but prior to the 30th day after the Shelf Registration Statement (as defined in the Convertible Notes Registration Rights Agreement) has become effective under the Securities Act, Orion is entitled to deliver to I-Pulse up to $10 million of shares of common stock of HPX, and receive in exchange shares of common stock of the Company currently held by I-Pulse. The share exchange was completed in August 2022 and Orion received 945,626 shares of common stock of the Company from I-Pulse.
On June 14, 2022, I-Pulse entered into a guaranty of certain indebtedness incurred on such date by HPX and owed to OMF Fund III (F)  Ltd. (“OMF”). As security for its obligations in respect of such guaranty, I-Pulse entered into a pledge agreement with OMF, pursuant to which I-Pulse granted OMF a pledge of and a security interest in five million shares of the Company’s common stock currently held by I-Pulse (the “Initial Pledged Shares”). If, on the date of a qualifying initial public offering, the aggregate value of the Initial Pledged Shares (as determined by reference to the gross price per share at which common stock of the Company is sold in the qualifying initial public offering) is less than $20 million, then within five business days thereafter, I-Pulse will be required to pledge an additional number of shares of the Company’s common stock (the “Subsequent Pledged Shares” and, together with the Initial Pledged Shares, the “Pledged Shares”), such that the aggregate value of the Pledged Shares (as determined by reference to the gross price per share at which common stock of the Company is sold in the qualifying initial public offering) is at least equal to $20 million. In connection with this transaction, we have agreed to provide registration rights to OMF with respect to the Pledged Shares upon the closing of our initial public offering.

Purchase of Brixton Metals Securities
In October 2020, Newstar Advantage Ltd., an entity affiliated with Mr. Friedland (“Newstar”), acquired shares and warrants of Brixton in a private placement for a purchase price of C$2.0 million. Brixton used the funds to purchase a portion of a royalty on the Hog Heaven project on which the Company had an earn-in. The Company entered into a Securities Purchase Agreement dated October 21, 2021 pursuant to which the Company purchased 8,510,638 common shares and 8,510,638 common share purchase warrants from Newstar for an aggregate purchase price of C$2.0 million.
Aviation Services
On September 1, 2021, the Company entered into a Memorandum of Understanding (the “MOU”) with Ivanhoe Capital Aviation Ltd. (“ICA”), an entity beneficially owned by Mr. Friedland, providing for certain aviation services to the Company. Pursuant to the terms of the Aviation Agreement, the Company agreed to pay ICA $1.0 million per year (billed in equal monthly installments) for the use of ICA’s aircraft. The Company also made a one-time payment to ICA of $1.0 million as rental payment to lCA for past use of its aircraft to advance the Company’s business and its projects. Either party may terminate the MOU for any reason at any time. Upon termination, we are obligated to pay all outstanding rent and other amounts for the calendar year in with the termination occurs.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our common stock as December 1, 2022 by:
•
each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•
each of our directors and named executive officers and principal financial officer individually;

•
all of our directors and executive officers as a group; and

•
each selling stockholder.

This prospectus covers the sale or other disposition by the selling stockholders and their respective donees, pledgees or other successors-in-interest of up to the total number of shares registered on behalf of the selling stockholders in the manner contemplated under “Plan of Distribution” below. Throughout this prospectus, when we refer to the shares being registered on behalf of selling stockholders, we are referring to the shares issued to the selling stockholders in the various private placements described in this prospectus, and when we refer to the selling stockholders in this prospectus, we are referring to those investors set forth in the table below.
The following table sets forth the name of the principal stockholders of the company and the selling stockholders, the number of shares of common stock beneficially owned by the principal stockholders and the selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock that will be owned by the principal stockholders and the selling stockholders assuming all of the shares covered hereby are sold. The number of shares in the column “Maximum Number of Shares That May Be Offered” represents all of the shares that the selling stockholders may offer under this prospectus. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act (“Rule 13(d)”), beneficial ownership includes all shares of our common stock as to which a selling stockholder has sole or shared voting power or investment power, and also any shares of our common stock which the selling stockholders has the right to acquire within 60 days of December 1, 2022. The actual beneficial ownership of certain selling stockholders (determined in accordance with Rule 13(d)) does not necessarily correspond to the number of shares reflected below in the column “Maximum Number of Shares Being Offered.”
The Shares covered hereby may be offered from time to time by the selling stockholders. The selling stockholders may sell some, all or none of their respective shares. We do not know how long the selling stockholders will hold their shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares.
Pursuant to certain agreements we entered into with the selling stockholders, we granted certain registration rights to the selling stockholders. The agreements also provide, among other things, certain indemnification rights and reimbursement by the Company of certain fees and expenses. See “— Registration Rights Agreements.”
Except as otherwise disclosed herein and in the footnotes below with respect to the selling stockholders, the selling stockholders do not, and within the past three years, have not had, any position, office or other material relationship with us.
The information set forth below is based upon information obtained from the selling stockholders and the principal stockholders, upon information in our possession regarding the issuance of Shares to the selling stockholders and upon information provided by the certain principal and selling stockholders in beneficial ownership reports filed with the SEC. The percentages of shares of common stock beneficially owned before and after this offering are based on 92,904,584 shares of common stock outstanding as of December 1, 2022. Unless otherwise indicated below, the address for each beneficial owner is: c/o Ivanhoe Electric Inc., 606 - 999 Canada Place, Vancouver, BC V6C 3E1, Canada.

	Shares of Common Stock Beneficially Owned Prior To The Offering		Maximum Number of Shares That May Be Offered	Shares of Common Stock Beneficially Owned After The Offering (assuming all shares that are registered hereunder are sold)
Name of Beneficial Owner	Number	Percent		Number	Percent
Executive Officers and Directors:
Robert Friedland(1)(2)(11)(12)	10,390,514	11.1%	—	10,390,514	11.1%
Taylor Melvin(3)	—	—	—	—	—
Jordan Neeser(4)	—	—	—	—	—
Eric Finlayson(5)	492,725	0.5%	—	492,725	0.5%
Graham Boyd(6)	169,177	0.2%	—	169,177	0.2%
Russell Ball(7)	—	—	—	—	—
Victoire de Margerie(7)	—	—	—	—	—
Francis Fannon(7)	—	—	—	—	—
Hirofumi Katase(7)	44,055	0.0%	—	44,055	0.0%
Oskar Lewnowski(7)(8)(12)(13)(14)	—	—	—	—	—
Priya Patil(7)(9)	1,972	0.0%	—	1,972	0.0%
All executive officers and directors as a group (11 people)	11,098,443	11.8%	—	11,098,443	11.8%
Greater than 5% Stockholders:
Century Vision Holdings Limited(10)	13,673,178	14.7%	—	13,673,178	14.7%
I-Pulse, Inc.(11)(12)	9,262,960	10.0%	—	9,262,960	10.0%
Orion Mine Finance Fund III LP(13)(14)	7,426,991	8.0%	7,426,991	—	0.0%
Fidelity Contrafund entities(15)	6,330,606	6.8%	6,330,606	—	0.0%
BlackRock and its managed funds(16)	5,774,395	6.2%	4,680,680	1,093,715	1.2%
BHP and its affiliates(17)	5,278,701	5.7%	5,114,993	163,708	0.2%
Other Selling Stockholders (less than 5%):
Fidelity Canada managed funds(18)	1,978,057	2.1%	1,808,385	169,672	0.2%
Victory Global Energy Transition Fund(19)	1,108,234	1.2%	436,038	672,196	0.7%
Rothschild & Co Asset Management Europe on behalf of the Sub Fund R-co Thematic Gold Mining of R-co SICAV(20)	862,820	0.9%	339,066	523,754	0.6%
Sailing Stone Capital Partners LLC as Investment manager on behalf of Victory Global Energy Transition Fund, a series of Victory Portfolios(21)	611,625	0.7%	611,625	—	0.0%
CPG Investments LLC(22)	595,686	0.6%	595,686	—	0.0%
The Trustees of the University of Pennsylvania(23)	507,201	0.5%	308,110	199,091	0.2%
AD Capital LLC(24)	379,091	0.4%	148,548	230,543	0.2%
Extract Capital Master Fund Ltd.(25)	257,325	0.3%	101,247	156,078	0.2%
Gold Coast Mining Inc.(26)	209,964	0.2%	209,964	—	0.0%
The University of Pennsylvania Master Retirement Trust(27)	204,222	0.2%	123,059	81,163	0.1%
Sailing Stone Global Natural Resources Fund LP(28)	177,937	0.2%	111,689	66,248	0.1%
Ceiba Holdings Ltd.(29)	172,538	0.2%	67,723	104,815	0.1%
Russell Mining Corp.(30)	139,976	0.2%	139,976	—	0.0%
Sebago Ivanhoe, LLC	128,973	0.1%	50,623	78,350	0.1%

	Shares of Common Stock Beneficially Owned Prior To The Offering		Maximum Number of Shares That May Be Offered	Shares of Common Stock Beneficially Owned After The Offering (assuming all shares that are registered hereunder are sold)
Name of Beneficial Owner	Number	Percent		Number	Percent
Investment Opportunities SPC for the account of Investment Opportunities 3 Segregated Portfolio(31)	125,000	0.1%	125,000	—	0.0%
Goehring & Rozencwajg Resources Fund(32)	109,217	0.1%	42,973	66,244	0.1%
PWCM Master Fund Ltd.	107,083	0.1%	107,083	—	0.0%
Oceana Master Fund Ltd.(33)	95,000	0.1%	95,000	—	0.0%
Daniel Dreyfus	85,982	0.1%	33,749	52,233	0.1%
Karna Enterprises LLC(34)	85,982	0.1%	33,749	52,233	0.1%
Nairbo Investments INC(35)	85,982	0.1%	33,749	52,233	0.1%
Rubylous Limited(36)	69,795	0.1%	27,449	42,346	0.0%
The Trustees of the University of Pennsylvania Retiree Medical and Death Benefits Trust(37)	65,493	0.1%	39,480	26,013	0.0%
Pentwater Equity Opportunities Master Fund Ltd.(38)	60,417	0.1%	60,417	—	0.0%
Robert Hoddle Investment Holdings Ltd.(39)	49,950	0.0%	—	49,950	0.0%
Peter Meredith	34,324	0.0%	13,499	20,825	0.0%
Gothic Corporation(40)	33,164	0.0%	13,049	20,115	0.0%
Inna O’Brian	28,659	0.0%	11,249	17,410	0.0%
Daniel Pfeffer	21,781	0.0%	8,549	13,232	0.0%
Giant Sable Corporation(41)	17,195	0.0%	6,749	10,446	0.0%
Alexander Pickard	17,177	0.0%	6,739	10,438	0.0%
Joshua Dale Crumb	17,177	0.0%	6,739	10,438	0.0%
Lauren Selig	17,172	0.0%	6,749	10,423	0.0%
Sergei Pokrovsky	17,166	0.0%	6,749	10,417	0.0%
LMA SPC for and on behalf of the MAP 98 Segregated Portfolio(42)	14,583	0.0%	14,583	—	0.0%
Pentwater Unconstrained Master Fund Ltd.(43)	14,583	0.0%	14,583	—	0.0%
Matt Frame	13,182	0.0%	5,174	8,008	0.0%
Gothic JBD LLC(44)	12,007	0.0%	4,724	7,283	0.0%
Gothic HSP Corporation(45)	11,435	0.0%	4,499	6,936	0.0%
BMO Nesbitt Burns ITF Jesse Pearlstein and Lynsey Pearlstein(46)	8,577	0.0%	3,374	5,203	0.0%
Gothic ERP LLC(47)	6,288	0.0%	2,474	3,814	0.0%
Kevin Howard Colborne	5,721	0.0%	2,249	3,472	0.0%

(1)
Includes (i) 9,385,324 shares of common stock, and (ii) 546,857 shares of common stock issuable upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share, and (iii) 458,333 shares of common stock issuable upon exercise of vested options. Does not include shares of common stock issuable upon conversion of a convertible note issued by I-Pulse described in note 2 below or 1,041,667 shares of our common stock issuable pursuant to stock options that are not exercisable within 60 days.

(2)
On March 30, 2022, I-Pulse issued to Mr. Friedland a promissory note evidencing I-Pulse’s obligation to repay a principal amount of $10 million with interest at a rate equal to 2% per annum, maturing on December 31, 2023. Under this promissory note, Mr. Friedland has the right to elect to receive, as payment in kind for the principal and interest then outstanding under such note, shares of common stock of the Company currently owned by I-Pulse. The number of shares of common stock will be calculated at a price per share equal to $10.575. Upon the maturity of such promissory note, if the outstanding balance of principal and interest was not previously paid in kind, I-Pulse may elect to repay such amount either in cash or in kind by delivering shares of common stock of the Company at a per share price equal to $10.575. To the extent that Mr. Friedland exercises his right to receive shares under this promissory note, his percentage ownership in the company will increase and I-Pulse’s percentage ownership will decrease by the same amount
(3)
Does not include (i) 500,000 shares of our common stock issuable pursuant to stock options, or (ii) 750,000 shares of our common stock issuable pursuant to restricted stock units, that are not exercisable or receivable within 60 days.

(4)
Does not include 500,000 shares of our common stock issuable pursuant to stock options that are not exercisable within 60 days.

(5)
Includes (i) 23,499 shares of common stock, (ii) 10,893 shares of common stock issuable upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share, and (iii) 458,333 shares of common stock issuable upon exercise of vested options. Does not include 541,667 shares of our common stock issuable pursuant to stock options that are not exercisable within 60 days.

(6)
Represents (i) 2,510 shares of common stock, and (ii) 166,667 shares of common stock issuable upon exercise of vested options. Does not include 233,333 shares of our common stock issuable pursuant to stock options that are not exercisable within 60 days.

(7)
Does not include 4,383 shares of our common stock from the December 31, 2022 vesting of deferred share units that will settle on December 31, 2024.

(8)
Mr. Lewnowski is the managing member of Orion III GP LLC, an affiliate of Orion Mine Finance Fund III LP. See Note 13.

(9)
Includes 1,972 shares from settled Deferred Share Units that will be issued with an effective of December 31, 2022.

(10)
Includes (i) 13,083,968 shares of common stock held by Century Vision Holdings Limited (“Century Vision”), and, (ii) 589,210 shares of common stock held by Prestige Century Investments Limited (“Prestige Century”). Century Vision and Prestige Century are indirectly owned by members of the Dato’ Dr. Cheng Yu Tung family, and no family member is the beneficial owner of more than 10% of Century Vision or Prestige Century other than family patriarch, Dr. Cheng Kar Shun. Dr. Cheng Kar Shun disclaims beneficial ownership of the shares owned by Century Vision except to the extent of his pecuniary interest therein. The address for Century Vision is 32/F, New World Tower, 18 Queen’s Road Central, Central, Hong Kong

(11)
I-Pulse is privately held company. Mr. Friedland, our Executive Chairman and former Chief Executive Officer, is the Chairman of the Board of Directors of I-Pulse and owns 21.3% of the outstanding voting capital stock of I-Pulse. Mr. Katase, one of our directors, serves as Executive Vice Chairman, and Director General of Industrial Science and Technology and is a member of the Board of Directors of I-Pulse. Mr. Friedland and Mr. Katase disclaim beneficial ownership of the shares owned by I-Pulse except to the extent of their respective pecuniary interest therein. The address of I-Pulse is 93-95 Gloucester Place, London W1U 6JQ, UK

(12)
On June 14, 2022, I-Pulse entered into a guaranty of certain indebtedness incurred on such date by HPX and owed to OMF Fund III (F) Ltd. (“OMF”). As security for its obligations in respect of such guaranty, I-Pulse entered into a pledge agreement with OMF, pursuant to which I-Pulse granted OMF a pledge of and a security interest in 1,702,128 shares of the Company’s common stock currently held by I-Pulse (the “Pledged Shares”). The Pledged Shares are included in the number of Shares beneficially owned by I-Pulse.

(13)
Orion Mine Finance GP III LP (“Orion GP III LP”) is the general partner of Orion Mine Finance Fund III LP (“Orion Mine Finance Fund”) and Orion Mine Finance GP III LLC (“Orion III GP LLC”) is the general partner of Orion III GP LP. Orion GP III LP and Orion III GP LLC may also be deemed to have sole voting and investment power with respect to the shares held by Orion Mine Finance Fund. Orion GP III LP and Orion GP III LLC each disclaim beneficial ownership of such shares of common stock except to the extent of its pecuniary interest therein. Mr. Lewnowski is the managing member of Orion III GP LLC. The managing member may be deemed to exercise shared voting and investment power with respect to such shares. The managing member disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein. Mr. Lewnowski is a member of the Company’s Board of Directors. The address of Orion is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104

(14)
Does not include 1,702,128 shares of common stock pledged to Orion by I-Pulse Inc. See Note 12.

(15)
Includes (i) 4,718,028 shares of common stock held by Fidelity Contrafund, (ii) 1,177,411 shares of common stock held by Fidelity Contrafund Comingled Pool (iii) 429,670 shares of common stock held by Fidelity Contrafund K6 and (iv) 5,497 shares of common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund. FMR, LLC (“FMR”) has sole power to direct the disposition of the shares and sole power to vote the shares. Abigail P. Johnson is a Director, the Chair and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal address of FMR is 245 Summer Street, Boston, MA 02210.

(16)
Includes (i) 2,359,365 shares of common stock held by BlackRock World Mining Trust plc, (ii) 2,321,315 shares of common stock shares of common stock held by BlackRock Global Funds - World Mining Fund, and (iii) 1,093,715 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share held by BlackRock World Mining Trust plc. The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is: 12 Throgmorton Avenue, London, EC2N 2DL.
(17)
Includes (i) 353,370 shares of common stock held by BHP Manganese Australia Pty Ltd, (ii) 4,761,623 shares of common stock held by WMC Corporate Services Inc. and (iv) 163,708 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share held by BHP Manganese Australia Pty Ltd. The BHP Group Limited entities are affiliated with BHP Group Limited, a public company listed on the Australian Stock Exchange, the New York Stock Exchange, the London Stock Exchange and the Johannesburg Stock Exchange. The address of the BHP Group Limited is 171 Collins Street, Melbourne, VIC 3000 Australia.

(18)
Includes (i) 1,808,385 shares of common stock held by funds managed by Fidelity Canada, and (ii) 169,672 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share held by funds managed by Fidelity Canada. The address for Fidelity Canada is 483 Bay Street, North Tower, Suite 300 Toronto, ON M5G 2N7, Canada.

(19)
The address of Victory Global Energy Transition Fund is 3200 Kirby Dr. Suite 800 Houston TX 77098.

(20)
The address of Rothschild & Co Asset Management Europe on behalf of the Sub Fund R-co Thematic Gold Mining of R-co SICAV is 29 avenue de Messine, 75008 Paris, France.

(21)
The address of Sailing Stone Capital Partners LLC is 3200 Kirby Dr. Suite 800 Houston TX 77098.

(22)
The address of CPG Investments LLC is c/o 38 Beach Road, 32-12 South Beach Tower, 189767, Singapore.

(23)
The address of The Trustees of the University of Pennsylvania is 3200 Kirby Dr. Suite 800 Houston. TX 77098.

(24)
Includes (i) 259,214 shares of common stock and (ii) 119,877 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share. The address of AD Capital LLC is 9701 Collins Ave 10015, Bal Harbour, FL, 33154.

(25)
The address of Extract Capital Master Fund  Ltd. Is 227 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-1107.

(26)
The address of Gold Coast Mining Inc. is 1915 S Stanley Ln, Spokane Valley, Washington, 99212.

(27)
The address of the University of Pennsylvania Master Retirement Trust is 3200 Kirby Dr. Suite 800 Houston TX 77098.

(28)
The address of Sailing Stone Global Natural Resources Fund  LP is 3200 Kirby Dr. Suite 800 Houston TX 77098.

(29)
Includes (i) 117,889 shares of common stock and (ii) 54,649 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share. The address of Ceiba Holdings Ltd. is Cayman Corporate Centre, 27 Hospital Road, Grand Cayman, Cayman Islands KY1-9008.

(30)
The address of Russell Mining Corp. is 1915 S Stanley Ln, Spokane Valley, Washington, 99212.

(31)
The address of Investment Opportunities SPC for the account of Investment Opportunities 3 Segregated Portfolio is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(32)
The address of Goehring & Rozencwajg Resources Fund is 110 Wall St., New York, NY 10005.

(33)
The address of Oceana Master Fund  Ltd. is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(34)
Includes (i) 58,749 shares of common stock and (ii) 27,233 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share. The address of Karna Enterprises LLC is 2770 Fairmount Ave. La Crescenta CA 91214.

(35)
Includes (i) 58,749 shares of common stock and (ii) 27,233 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share. The address of Nairbo Investments Inc. is 6650 Balaclava St., Vancouver BC, V6N 1L9, Canada.

(36)
The address of Rubylous Limited is 11 Danbury Street London N1 8LD, United Kingdom.

(37)
The address of the University of Pennsylvania Retiree Medical and Death Benefits Trust is 3200 Kirby Dr. Suite 800 Houston. TX 77098.

(38)
The address of Pentwater Equity Opportunities Master Fund  Ltd. is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(39)
The address of Robert Hoddle Investment Holdings Ltd. is 666 Burrard Street, Suite 1700, Vancouver BC, V6C 2X8 Canada.

(40)
The address of Gothic Corporation is 110 Wall St., New York, NY 10005.

(41)
Includes (i) 11,749 shares of common stock and (ii) 5,446 shares of common stock to be received upon conversion of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share. The address of Giant Sable Corporation is 19th Floor, Newton Tower, Sir William Newton Street, Port-Louis, Mauritius, 11328.

(42)
The address of LMA SPC for and on behalf of the MAP 98 Segregated Portfolio is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(43)
The address of Pentwater Unconstrained Master Fund  Ltd. is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(44)
The address of Gothic JBD LLC is 110 Wall St., New York, NY 10005.

(45)
The address of Gothic HSP Corporation is 110 Wall St., New York, NY 10005.

(46)
The address of BMO Nesbitt Burns ITF Jesse Pearlstein and Lynsey Pearlstein is 100 King Street West, 40th Floor, Toronto ON, M5X 1H3, Canada.

(47)
The address of Gothic ERP is 110 Wall St., New York, NY 10005.

DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. On June 16, 2022, we effected a 3-for-1 reverse stock split of our outstanding shares of common stock.
General
Our authorized capital stock consists of 700,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Common stock outstanding.   At December 1, 2022, there were 92,904,584 shares of common stock outstanding which were held of record by 191 stockholders. All outstanding shares of common stock are fully paid and non-assessable.
Voting rights.   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.
Dividend rights.   We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon liquidation.   In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights.   The holders of our common stock have no preemptive or conversion or exchange rights or other subscription rights.
Preferred Stock
Our Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. We currently have no plans to issue any preferred stock.
Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.
Limits on Written Consents
Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings
Special meetings of the stockholders may be called at any time only by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, or (iii) our Board of Directors pursuant to a resolution adopted by the Board of Directors.
Choice of Forum
Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the United States federal courts have exclusive jurisdiction. Our Amended and Restated Certificate of Incorporation further provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Our Amended and Restated Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our Amended and Restated Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Amendments to our Governing Documents
Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our board of directors and the vote of holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our board of directors or holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.
Board of Directors
Our Board of Directors consists of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any).
Under Section 141 of the DGCL, directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office. Our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors.
Delaware Business Combination Statute
We have elected to be subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for the three years after becoming an interested stockholder unless:
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the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
Anti-Takeover Effects of Some Provisions
Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the acquisition of control of us by means of a proxy contest or otherwise more difficult.
These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Listing
Our common stock is listed on the NYSE American under the symbol “IE” and on the TSX also under the symbol “IE.”
Transfer Agent and Registrar
The United States transfer agent and registrar for the common stock is ComputerShare Investor Services Inc., located at 250 Royall Street Canton, MA 02021 and the Canadian transfer agent and registrar for the common stock is ComputerShare Investor Services Inc. located at 510 Burrard Street, Vancouver, B.C. V6C 3B9.

CERTAIN UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain material United States federal income tax and estate tax consequences to a non-U.S. holder (as defined below) relating to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under United States federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:
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banks, insurance companies or other financial institutions;

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persons subject to the alternative minimum tax;

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tax-exempt organizations;

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controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

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partnerships or other entities treated as pass-through entities for United States federal income tax purposes;

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dealers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

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real estate investment trusts or regulated investment companies;

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certain former citizens or long-term residents of the United States;

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persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

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persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

In addition, if a partnership, including any entity or arrangement classified as a partnership for United States federal income tax purposes, holds our common stock, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the United States federal income tax consequences to them of the acquisition, ownership, and disposition of our common stock.
Prospective investors are urged to consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined
For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for United States federal income tax purposes:
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an individual citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

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a partnership (or other entity treated as a partnership for United States federal income tax purposes);

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an estate whose income is subject to United States federal income tax regardless of its source; or

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a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

Distributions
As described in the section of this prospectus entitled “Dividend Policy,” we have not paid and we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted basis in such holder’s common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “— Sale, Exchange or Other Disposition of Our Common Stock,” below.
Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to United States federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN.
If a non-U.S. holder holds our common stock in connection with the non-U.S. holder’s conduct of a trade or business within the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder’s United States trade or business (and, if an applicable tax treaty so provides, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividends will not be subject to the 30% United States federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to United States federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as United States persons. Dividends received by a non-U.S. holder that is a corporation for United States federal income tax purposes and which are effectively connected with the conduct of a United States trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).
A non-U.S. holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.
Sale, Exchange or Other Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

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such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

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such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

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our common stock constitutes a United States real property interest (“USRPI”) by reason of our status as a USRPHC at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to United States sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to United States sources, except as otherwise provided in an applicable income tax treaty.
If the gain is described in the second bullet point above, gain realized by the non-U.S. holder generally will be subject to United States federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a United States person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for United States federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items.
With respect to the third bullet point above, because we hold significant real property interests in the United States, we believe we are a USRPHC for United States federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, it is possible we may (or may not) remain a USRPHC in the future. As a USRPHC, if our common stock is “regularly traded” on an “established securities market” (in each case, as defined by applicable Treasury Regulations) during the calendar year in which a non-U.S. holder disposes of our stock, such stock will be treated as a USRPI only with respect to a non-U.S. holder that actually or constructively holds more than five percent (5%) of our outstanding common stock at any time during the shorter of the five-year period ending on the date of the disposition of such common stock or the non-U.S. holder’s holding period for such common stock. We believe that our common stock currently is regularly traded on an established securities market following the initial public offering. However, no assurance can be given that our common stock will remain regularly traded in the future. If gain on the sale or other taxable disposition of shares of our common stock by a non-U.S. holder is subject to United States federal income taxation by reason of such stock being treated as a USRPI, such non-U.S. holder generally would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. holder and would be required to file a United States federal income tax return for the taxable year in which such gain was recognized. In addition, the purchaser of our shares of common stock from a non-U.S. holder generally would be required to withhold and remit to the IRS fifteen percent (15%) of the purchase price paid to such non-U.S. holder unless, at the time of such sale or other disposition, any class of our stock is regularly traded on an established securities market (as discussed above) or any other exception to such withholding applies.
Federal Estate Tax
Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid to a non-U.S. holder on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of such stock. On December 13, 2018, the United States Department of Treasury released proposed Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of our common stock. There can be no assurance that the proposed Treasury Regulations will be finalized in their present form.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock.
Backup Withholding and Information Reporting
Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. holder on, or to the gross proceeds paid to a non-U.S. holder from a disposition of, our common stock, provided that the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a United States person who is not an exempt recipient.
We are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an income tax treaty or other agreement between the United States and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. holder of our common stock that is transacted within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. The United States federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.
The preceding summary is for informational purposes only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and non- United States tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change.

PLAN OF DISTRIBUTION
Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:
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ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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an exchange distribution in accordance with the rules of the applicable exchange;

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in the over-the-counter market;

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in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

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privately negotiated transactions;

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settlement of short sales;

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in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

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through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

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a combination of any such methods of sale; or

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any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective with respect to the shares registered pursuant to (1) the Seconded Amended and Restated Registration Rights Agreement, until the later of (i) the date as of which all registrable securities have been sold pursuant to this Registration Statement or another registration statement filed under the Securities Act and (y) the first date as of which the selling stockholders no longer hold any registrable securities and (ii) the earlier of (x) the first date as of which the selling stockholders no longer hold any registrable securities and (y) the fifth anniversary of the closing of our initial public offering; (2) the Convertible Notes Registration Rights Agreement, until the earlier of (i) the date as of which all registrable securities have been sold pursuant to this Registration Statement or another registration statement filed under the Securities Act and (ii) the first date as of which the selling stockholders no longer hold any registrable securities; and (3) the CAR Registration Rights Agreement until the earlier of (i) the date on which the securities have been sold pursuant to this Registration Statement and (ii) the first date as of which CAR has sold its shares pursuant to Rule 144 under the Securities Act, or such shares may be resold to the public without restriction under Rule 144. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Reed Smith LLP, New York, New York.

EXPERTS
The financial statements of Ivanhoe Electric Inc. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in this registration statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The technical information appearing in this prospectus concerning the Tintic Project was derived from the Tintic Technical Report prepared by SRK, independent mining consultants. As of the date hereof, SRK beneficially owns none of our outstanding common stock.
The technical information appearing in this prospectus concerning the Santa Cruz Project, including estimates of mineral resources and mineral reserves, was derived from the Santa Cruz Technical Report prepared by Nordmin, independent mining consultants. As of the date hereof, Nordmin beneficially owns none of our outstanding common stock.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith.
Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.
We are subject to the information and reporting requirements of the Exchange Act and we are required to file periodic reports and other information with the SEC. These periodic reports and other information are available on the SEC’s website referred to below. We also maintain a website at www.ivanhoeelectric.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.
The SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
As a smaller reporting company, we have elected to incorporate by reference information filed after the effective date of the registration statement of which this prospectus is a part. This means that we will disclose important information to you by referring you to other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information.
All future documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date on which the registration statement that includes this prospectus became effective and until the offering under this registration statement is terminated shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02, 7.01 or 9.01 of Form 8-K.
Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus is delivered a copy of any or all of the reports or documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein) to Ivanhoe Electric, Inc., 606 – 999 Canada Place Vancouver, BC V6C 3E1 Canada, Attention: Investor Relations; (604) 689-8765; email: info@ivanhoeelectric.com. You may also access the documents incorporated by reference on our website at www.ivanhoeelectric.com.

GLOSSARY OF TECHNICAL TERMS
Certain terms and abbreviations used in this prospectus are defined below:
“Ag” means the chemical symbol for the element silver.
“AISC” means all-in sustaining cost.
“Assaying” refers to a chemical test performed on a sample of ore or mineral to determine the amount of target metals or minerals contained.
“Au” means the chemical symbol for the element gold.
“Basement Surface” means the uppermost occurrence of an underlying rock mass.
“Breccias” are rocks composed of broken fragments of minerals or rocks cemented together by a finer grained matrix.
“By-Product” is a secondary metal or mineral product recovered in the milling process.
“Cathode” means a plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wirebars, billets, or ingots.
“Coeval” means having the same age or date of origin.
“Collar Locations” are the geographic coordinates of the surface location of a drill hole.
“Concentrate” is the product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.
“CRD” or “Carbonate Replacement Deposits” means high-temperature Ag-Pb-Zn deposits in carbonate rocks such as limestone.
“Cu” means the chemical symbol for the element copper.
“Cut-Off Grade” means high-temperature Ag-Pb-Zn deposits in carbonate rocks such as limestone.
“DC/IP” means an induced polarization geophysical survey that uses Direct Current Resistivity to recover conductivity and chargeability distribution.
“Development” is work carried out for the purpose of accessing a mineral deposit. In an underground mine, this work includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.
“Dewatering” is the removal of water from a mine shaft or other pre-existing underground workings by pumping or drainage as a safety measure or as a preliminary step to resumption of development or operations in the area.
“Dilution” is an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.
“Dyke” means a vertical to sub-vertical sheet of rock formed in a fracture of a pre-existing rock body.
“Exploration” is prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
“Feasibility Study” is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“Grade” means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from the deposit.
“Ga” means giga-annum or a billion years.
“g/t” means grams per tonne.
“Hectare” is a metric unit of area equal to 10,000 square meters or 0.01 km2 (2.471 acres).
“Hypogene” means processes occurring at depth; especially, the primary hydrothermal processes that form a mineral deposit.
“ICP-MS” means inductively coupled plasma mass spectrometry.
“In-fill drilling” is any method of drilling between existing holes, used to provide greater geological detail and to help establish reserve estimates.
“Indicated Mineral Resources” or “Indicated Resources” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“Induced Polarization Survey” means a method of ground geophysical surveying employing an electrical current to determine indications of mineralization.
“Inferred Mineral Resources” or “Inferred Resources” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“Intrusive Belt” means means a band of igneous rocks that have formed parallel to and due to the subduction of a plate and can range up to several 100’s of km in length.
“km2” means square kilometers.
“Kriging Variance” means the variance in the estimation of the grade at an unsampled location from known or estimated grades at other locations nearby.
“kt” means kilotonnes.
“kW” means kilowatts.
“Leached Capping” means a naturally occurring area where metals and elements leached from nearby rocks have accumulated at surface typically in the form of oxide minerals.
“m2” is square meters.
“Ma” is megaannum or a million years.
“masl” is meters above sea level.
“Measured Mineral Resources” under NI 43-101 is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. For reports filed under S-K 1300 a measured mineral resource is that part of a mineral resource for which a quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.
“Mill” is a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.
“Mineral Reserves” means the economically mineable part of a Measured or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
“Mineral Resources” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
“M&I” means Measured Mineral Resources and Indicated Mineral Resources.
“Mo” means the chemical symbol for the element molybdenum.
“Mt” means mega-tonnes or a million tonnes.
“Mtpa” means million tonnes per annum.
“MW” means megawatts or a million watts.
“MWh” means megawatt hours.
“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators.
“NSR” means Net Smelter Return, which refers to the proceeds returned from the smelter and/or refinery to the mine owner, taken as a) the sale price of the metal products less certain transportation, treatment and refining costs, or b) for Cordoba’s San Matias project as below:
98% dilution was applied to estimated Cu, Au, and Ag grades.
•
NSR_Cu = Cu_% * MiningRec_% * MillCuRec_% * 51.53/% Cu (On Site Value)

•
NSR_Au = Au_g/t * MiningRec_% * MillAuRec_% * 46.55_$/g (On Site Value)

•
NSR_Ag = Ag_g/t * MiningRec_% * MillAgRec_% * 0.54_$/g (On Site Value)

•
NSR = NSR_Cu + NSR_Au + NSR_Ag

“Ore” is rock, generally containing metallic or non-metallic minerals and non-ore minerals, that can be mined and processed at a profit.
“Ore Body” is a sufficiently large amount of ore that can be mined economically.
“Ore Reserve” is the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
“Pb” means the chemical symbol for the element lead.
“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“QA/QC” means quality assurance/quality control.
“Re” means the chemical symbol for the element rhenium.
“Reclamation” is the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
“Recovery Rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of material recovered compared to the material originally present.
“Refining” is the final stage of metal production in which impurities are removed from the molten metal.
“Rehabilitation” is the restoration of an existing underground excavation to a safe condition for further exploration and development by removing obstructions, installing necessary ground support and repairing or replacing utility services such as compressed air lines, water lines, and electrical service.
“Resource Verification Drilling” is the compliant and modern drilling of verification holes designed to verify the results of historical drilling.
“RL” is the relative level.
“Sampling” is a naturally occurring area where metals and elements leached from nearby rocks have accumulated at surface, typically in the form of oxide minerals.
“Santa Cruz Technical Report” means “Technical Report Summary on the Santa Cruz Project, Arizona, U.S.A.”, prepared by Nordmin Engineering Ltd, with an effective date of June 7, 2022, which was prepared in accordance with the requirements of S-K 1300.
“SG” or “Specific Gravity” means density.
“Smelting” is an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.
“Stringers” are narrow veins or irregular filaments of a mineral or minerals traversing a rock mass.
“Supergene” means a process by which mineralization is enriched by the circulation of groundwater and the weathering process; significant in porphyry-copper and iron oxide-copper-gold deposits, where zones of much higher-grade mineralization may be found.
“Tailings” is the material that remains after all economically and technically recovered precious metals have been removed from the ore during processing.
“Tintic Technical Report” means “SEC Technical Report Summary, Exploration Results Report, Tintic Project Utah, U.S.A.”, prepared by SRK, with an effective date of May 5, 2021, which was prepared in accordance with the requirements of S-K 1300.
“t” or “Tonne” means a metric ton or 2,204.6 pounds.
“Ton” means a short ton which is equivalent to 2,000 pounds, unless otherwise specified.
“toz” means a troy ounce.
“tpa” means tonnes per annum.
“Trenching” is a long, narrow excavation through overburden to expose a vein, structure, or rock surface.
“UPC” means Utah Plane Central, a geographical, unprojected reference system managed at the State level. It does not take into account the curvature of the Earth.

“Veins” are fissures, faults, or cracks in a rock that are filled by minerals.
“VTEM” means Versatile Time Domain Electromagnetic system that can record the conductivity of rock and can be performed by plane.
“Waste” is rock which is not ore. Waste typically refers to that rock which has to be removed during the normal course of mining in order to get at the ore.
“XRD Analysis” means x-ray diffraction analysis.
“Zn” means the chemical symbol for the element zinc.

INDEX TO FINANCIAL STATEMENTS
IVANHOE ELECTRIC INC.
(A CARVE-OUT BUSINESS OF HIGH POWER EXPLORATION INC.)

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Ivanhoe Electric Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated and combined carve-outbalance sheets of Ivanhoe Electric Inc.(the “Company”) as of December 31, 2021 and 2020, the related consolidatedand combined carve-outstatements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s ability to continue as a going concern is dependent on its ability to obtain additional sources of financing, and the Company has incurred significant operating losses to date and does not generate sufficient cash from revenue generating operations to support its ongoing exploration and other business activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
April 21, 2022 (June 16, 2022, as to the effect of the reverse stock split described in Note 1)
We have served as the Company’s auditor since 2021.

IVANHOE ELECTRIC INC.
Consolidated and combined carve-out Balance Sheets
(Expressed in thousands of U.S. dollars)
At December 31, 2021 and 2020
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$49,850	$9,341
Accounts receivable	1,385	2,841
Inventory	5,878	3,538
Prepaid expenses and deposits	1,152	1,106
	58,265	16,826
Non-current assets:
Investments subject to significant influence	7,701	7,727
Other investments	1,802	1,196
Exploration mineral interests	73,039	32,015
Property, plant and equipment	2,523	2,385
Intangible assets	4,340	7,451
Other non-current assets	5,861	4,121
Total assets	$153,531	$71,721
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,195	$6,458
Deferred consideration payable	26,562	—
Loan from parent	—	5,756
Lease liabilities, current	342	585
Contract liability	3,484	2,425
	40,583	15,224
Non-current liabilities:
Deferred income taxes	5,382	6,309
Convertible debt	78,832	—
Lease liabilities, net of current portion	55	143
Other non-current liabilities	865	1,353
Total liabilities	125,717	23,029
Commitments and contingencies (Note 29)
Equity:
Net parent investment	—	43,520
Common stock, par value $0.0001; 750,000,000 shares authorized; 63.9 million shares issued and outstanding as of December 31, 2021	6	—
Additional paid-in capital	75,743	—
Accumulated deficit	(52,314)	—
Accumulated other comprehensive income	(1,502)	(1,538)
Equity attributable to the Company / Parent Equity	21,933	41,982
Non-controlling interests	5,881	6,710
Total equity	27,814	48,692
Total liabilities and equity	$153,531	$71,721

IVANHOE ELECTRIC INC.
Consolidated and combined carve-out
Statements of Loss and Comprehensive Loss
(Expressed in thousands of U.S. dollars,
except for share and per share amounts)
Years ended December 31, 2021, 2020 and 2019
	2021	2020	2019
Revenue	$4,652	$4,633	$3,752
Cost of sales	(1,520)	(1,785)	(1,806)
Gross profit	3,132	2,848	1,946
Operating expenses:
Exploration expenses	39,505	14,094	12,906
General and administrative expenses	20,402	11,651	10,768
Research and development expenses	3,825	3,629	4,171
Selling and marketing expenses	149	75	281
Loss from operations	60,749	26,601	26,180
Other expenses (income):
Interest expense, net	1,534	175	114
Foreign exchange (gain) loss	(254)	(502)	265
Share of loss of equity method investees	213	71	90
Loss on revaluation of investments	634	2,909	2,452
Loss on revaluation of convertible debt	4,571	—	—
Other expenses, net	580	217	360
Loss before income taxes	68,027	29,471	29,461
Income taxes	484	381	(717)
Net loss	68,511	29,852	28,744
Less loss attributable to non-controlling interests	(9,191)	(4,618)	(4,110)
Net loss attributable to common stockholders or parent	59,320	25,234	24,634
Net loss	68,511	29,852	28,744
Other comprehensive loss (income), net of tax:
Foreign currency translation adjustments	(89)	361	(230)
Other comprehensive loss (income)	(89)	361	(230)
Comprehensive loss	$68,422	$30,213	$28,514
Comprehensive loss attributable to:
Common stockholders or parent	59,284	25,477	24,368
Non-controlling interests	9,138	4,736	4,146
	$68,422	$30,213	$28,514
Net loss per share attributable to common stockholders or parent
Basic and diluted	$0.96	$0.42	$0.41
Weighted-average common shares outstanding
Basic and diluted	61,502,094	59,909,344	59,909,344

IVANHOE ELECTRIC INC.
Consolidated and combined carve-out Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except share amounts)
Years ended December 31, 2021, 2020 and 2019
	Common Stock		Additional paid-in capital	Net parent investment	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interest	Total
	Shares	Amount
Balance at December 31, 2018	—	$—	$—	$28,103	$—	$(1,561)	$763	$27,305
Net loss	—	—	—	(24,634)	—	—	(4,110)	(28,744)
Other comprehensive loss	—	—	—	—	—	266	(36)	230
Net transfer from parent	—	—	—	28,666	—	—	—	28,666
Other changes in non-controlling interests	—	—	—	—	—	—	3,148	3,148
Balance at December 31, 2019	—	—	—	32,135	—	(1,295)	(235)	30,605
Net loss	—	—	—	(25,234)	—	—	(4,618)	(29,852)
Other comprehensive loss	—	—	—	—	—	(243)	(118)	(361)
Net transfer from parent	—	—	—	36,619	—	—	—	36,619
Other changes in non-controlling interests	—	—	—	—	—	—	11,681	11,681
Balance at December 31, 2020	—	—	—	43,520	—	(1,538)	6,710	48,692
Net loss	—	—	—	(7,006)	(52,314)	—	(9,191)	(68,511)
Other comprehensive loss	—	—	—		—	36	53	89
Net transfer from parent	—	—	—	29,140	—	—	—	29,140
Restructuring upon spin off (Note 1)	59,909,344	6	65,648	(65,654)	—	—	—	—
Issuance of common stock, net of issuance costs	4,015,990	—	9,678	—	—	—	—	9,678
Share-based compensation	—	—	2,800	—	—	—	406	3,206
Other changes in non-controlling interests	—	—	(2,383)	—	—	—	7,903	5,520
Balance at December 31, 2021	63,925,334	$6	$75,743	$—	$(52,314)	$(1,502)	$5,881	$27,814

IVANHOE ELECTRIC INC.
Consolidated and combined carve-out Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
Years ended December 31, 2021, 2020 and 2019
	2021	2020	2019
Operating activities
Net loss	$(68,511)	$(29,852)	$(28,744)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	375	403	486
Amortization of intangible assets	3,169	2,985	3,022
Amortization of operating lease right-of-use-assets	706	652	368
Share-based compensation	3,667	1,145	382
Unrealized foreign exchange (gain) loss	(376)	(502)	265
Finance expense	1,405	415	436
Share of loss of equity method investees	213	71	90
Income taxes	495	(267)	(717)
Loss on revaluation of convertible debt	4,571	—	—
Loss on revaluation of investments	634	2,909	2,452
Other	210	69	316
Changes in other operating assets and liabilities:
Trade accounts receivable	1,456	(312)	(568)
Inventory	(2,340)	(1,016)	(9)
Operating lease liabilities	(781)	(714)	(431)
Accounts payable and accrued liabilities	6,262	184	38
Other operating assets and liabilities	1,013	846	(365)
Net cash used in operating activities	(47,832)	(22,984)	(22,979)
Investing activities
Purchase of mineral interests	(14,400)	(14,634)	(3,805)
Purchase of property, plant and equipment and intangible assets	(3,992)	(2,092)	(201)
Purchase of investments subject to significant influence	(870)	—	(5,318)
Purchase of other investments	(1,607)	—	—
Other	(1,763)	(20)	(171)
Net cash used in investing activities	(22,632)	(16,746)	(9,495)
Financing activities
Proceeds from issuance of common stock, net of issuance costs	9,677	—	—
Proceeds from Ivanhoe Electric convertible notes	49,999	—	—
Proceeds from VRB convertible bond, net of issuance costs	22,857	—	—
Net transfer from parent	23,152	30,367	30,011
Proceeds from subsidiary financings	5,291	16,301	1,461
Repayment of loan from parent	—	(2,773)	—
Loan from parent	—	192	2,525
Other	—	—	(40)
Net cash provided by financing activities	110,976	44,087	33,957
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	285	124
Increase in cash and cash equivalents	40,509	4,642	1,607
Cash and cash equivalents, beginning of the year	9,341	4,699	3,092
Cash and cash equivalents, end of the year	$49,850	$9,341	$4,699
Supplemental cash flow information
Cash paid for interest	$—	$57	$—
Cash paid for income taxes	634	648	—
Supplemental disclosure of non-cash investing and financing activities
Settlement of loan from parent (Note 24)	$5,886	—	—
Issuance of common stock in exchange for assets (Note 1)	65,654	—	—

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
1.
Background and basis of preparation:

Ivanhoe Electric Inc. (“Ivanhoe Electric” or “the Company”) was incorporated in the State of Delaware, USA, on July 14, 2020, as a wholly-owned subsidiary of High Power Exploration Inc. (“the Parent” or “HPX”). On April 30, 2021, HPX completed a restructuring whereby HPX contributed (i) all of the issued and outstanding shares of HPX’s subsidiaries, other than those holding direct or indirect interests in its Nimba Iron Ore Project (“Nimba Project”); (ii) certain property, plant and equipment; and (iii) certain financial assets (collectively the “Contributed Assets”) in exchange for common stock of Ivanhoe Electric. HPX then distributed 59,909,344 shares of common stock of Ivanhoe Electric to HPX stockholders by way of an in-kind dividend, with each HPX stockholder receiving one share of common stock of Ivanhoe Electric for each HPX share held by the stockholder.
Ivanhoe Electric is a mineral project exploration and development company with a focus on identifying and developing mineral projects, and ultimately mines, associated with the metals necessary for electrification, in particular, copper, gold, silver, nickel, cobalt, vanadium and the platinum group metals.
While the Company’s current mineral projects are predominantly in the United States, it also holds significant, ownership interests and in some cases controlling financial interests, in other offshore mineral projects, in proprietary mineral exploration technology and in minerals-based high technology.
The Company conducts the following business activities through certain subsidiaries:
•
Kaizen Discovery Inc. (“Kaizen”) holds the Pinaya copper-gold exploration project in Peru. Ivanhoe Electric had an ownership interest in Kaizen of 82.7% as at December 31, 2021 (December 31, 2020 — 73.2%).

•
Cordoba Minerals Corp. (“Cordoba”) holds the San Matias copper-gold-silver project in northern Colombia. Ivanhoe Electric had an ownership interest in Cordoba of 63.3% as at December 31, 2021 (December 31, 2020 — 58.4%).

•
VRB Energy Inc. (“VRB”), develops, manufactures and installs vanadium flow batteries for grid-scale energy storage. Ivanhoe Electric had an ownership interest in VRB of 90.0% as at December 31, 2021 (December 31, 2020 — 90.0%).

•
Computational Geosciences Inc. (“CGI”), provides data analytics, geophysical modelling and artificial intelligence services for the mineral, oil & gas and water exploration industries. Ivanhoe Electric had an ownership interest in CGI of 94.3% as at December 31, 2021 (December 31, 2020 — 94.4%).

As HPX continued to hold its interest in Ivanhoe Electric immediately following the transfer of the Contributed Assets, there was no resultant change of control in either Ivanhoe Electric or the Contributed Assets. As such, the acquisition by Ivanhoe Electric of the Contributed Assets has been accounted for at historical cost as a transaction between entities under common control.
Basis of preparation — Prior to the restructuring:
These consolidated and combined carve-out financial statements have been prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). These consolidated and combined carve-out financial statements include results of the Company for periods prior to the restructuring on April 30, 2021. Up to the date of restructuring, these financial statements have been prepared on a combined basis and the Parent’s net investment in the Company’s operations is shown in lieu of stockholders’ equity. All intercompany balances and transactions have been eliminated in the consolidated and combined carve-out financial statements.
Prior to the restructuring, the financing of operations was historically managed by the Parent. Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net earnings or losses attributable to the Parent, intercompany balances that were capitalized at the time of the restructuring and direct capital contributions and expense allocations from the Parent to the Company. Assets contributed to Ivanhoe Electric at the time of restructuring have been recorded by the Company during the periods the assets were under the control of the Parent, except for certain loan receivables and advances that have not been allocated to the Company prior to the restructuring completion date (Note 24). A description of the costs allocated to the Company is included in Note 24.
Management believes the assumptions underlying the consolidated and combined carve-out financial statements, including the assumptions regarding allocation of expenses, are systematic, rational and reasonable. Nevertheless, the consolidated and combined carve-out financial statements may not include all of the actual expenses that would have been incurred by the Company on a stand-alone basis, and may not accurately reflect the Company’s historical financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods prior to the restructuring. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.
Basis of preparation — Subsequent to the restructuring:
The Company’s financial statements for the periods subsequent to April 30, 2021 are consolidated financial statements based on the reported results of Ivanhoe Electric as a stand-alone company.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
Reverse stock split:
In June 2022, the Company’s stockholders approved an amendment to the Company’s certificate of incorporation to effect a reverse stock split of the Company’s outstanding common stock at a ratio of 3-for-1 (the “Reverse Stock Split”) effective as of June 16, 2022. The number of authorized shares and the par values of the common stock were not adjusted as a result of the Reverse Stock Split. All references to common stock, options to purchase common stock, per share data, and related information contained in the financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented.
References to “$” refer to United States dollars and “Cdn$” to Canadian dollars.
2.
Going concern:

The consolidated and combined carve-out financial statements have been prepared on a going concern basis, which presumes the realization of assets and satisfaction of liabilities in the normal course of business.
The Company has incurred significant operating losses to date and does not generate sufficient cash from revenue generating operations to support its ongoing exploration and other business activities.
At December 31, 2021, the Company believes that it has adequate resources to maintain its minimum obligations for a period of 12 months after these financial statements were authorized for issue, including general corporate activities, based on its cash position and ability to pursue additional sources of financing, including the sale of equity or debt.
The Company currently has limited sources of operating cash flow, and has no assurance that additional funding will be available on a timely basis and under terms which would be acceptable to the Company. The Company’s ability to continue as a going concern is dependent on its ability to obtain additional sources of financing. In addition, the spread of the novel coronavirus (“COVID-19”) globally has caused and continues to cause considerable disruptions to the world economy, including financial markets and commodity prices, and could adversely impact the Company’s ability to carry out plans to obtain additional financing.
As such, there are conditions that cast substantial doubt as to the Company’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.
These consolidated and combined carve-out financial statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
The scale and impact of the COVID-19 pandemic continues to evolve and remain unpredictable. In response to the COVID-19 pandemic, the Company reduced international travel and initiated cost saving measures where necessary. To date, the COVID-19 pandemic has not had a material impact on the Company’s operations.
3.
Significant accounting policies:

(a)
Basis of measurement:

These consolidated and combined carve-out financial statements have been prepared on the historical cost basis except as disclosed in these accounting policies.
(b)
Basis of combination:

The consolidated and combined carve-out financial statements include the accounts of the Company and entities controlled by HPX transferred to Ivanhoe Electric at the time of the restructuring. For entities controlled through less than a 100% ownership interest, a non-controlling interest is recorded to reflect the non-controlling interest’s share of the net loss and net assets of the entity.
Principles of consolidation:
The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or the voting interest model.
An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.
The Company’s VIE’s are discussed in Note 20 (Earn-in Options) and Note 22 (Non-controlling Interests).
(c)
Foreign currency:

The functional currency and reporting currency of Ivanhoe Electric is the U.S. dollar. Each subsidiary determines its own functional currency based on the primary economic environment in which it operates.
(i)
Foreign currency translation:

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect on the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date, and exchange differences arising on remeasurement are recognized in net loss.
(ii)
Foreign operations:

The assets and liabilities of foreign operations whose functional currency is other than the reporting currency are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are shown as a component of other comprehensive income.
(d)
Cash and cash equivalents:

Cash and cash equivalents comprise deposits held with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.
(e)
Trade accounts receivable:

Trade accounts receivable are recorded at cost and do not bear interest. Management evaluates all accounts periodically and an allowance is established based on the best facts available. Management considers historical realization data, accounts receivable aging trends, other operational trends and reasonable forecasts to estimate the collectability of receivables. After all reasonable attempts to collect a receivable have been exhausted, the receivable is written off against the allowance for doubtful accounts.
(f)
Inventory:

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and where applicable, direct labor costs and overheads that have been incurred in bringing the inventory to its present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs necessary to make the sale. Where cost exceeds net realizable value, the recorded value of inventory is written down to its net realizable value, and such impairment losses are not reversed in future periods.
(g)
Investments subject to significant influence:

The Company accounts for its investments over which it has significant influence or joint control, but not a controlling financial interest, using the equity method of accounting unless it has elected to account for an investment subject to significant influence at fair value.
Interests in equity-accounted investees are recognized initially at cost. Subsequently, the Company adjusts the carrying amount of the investments to fair value where the fair value option has been elected or recognizes its share of earnings or losses of the investees where applying the equity method.
Where investee’s financial information is not produced in a sufficiently timely manner for the Company to apply the equity method of accounting in its consolidated financial statements, the Company records its share of earnings and losses on a lag, not to exceed three months. When a lag period is applied, the Company discloses all material intervening events.
The Company evaluates its equity method investments for potential impairment whenever events or changes in circumstances indicate that there is an other-than-temporary decline in the value of the investment. Declines in fair value that are deemed to be other-than-temporary are charged to other expenses.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
(h)
Other investments

Changes in the fair value for equity securities with a readily determinable fair value are reported in the combined carve-out statement of loss. The Company records equity securities without readily determinable fair values (such as investment in common stock, warrants and options of privately held companies) at cost, less impairment, and makes subsequent adjustments to the carrying values for observable price changes for the identical or a similar investment of the same issuer. Equity securities without readily determinable fair values are written down to their fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying amount.
(i)
Derivatives

Derivative instruments and embedded derivatives on the balance sheet are carried at fair value with changes in fair value recorded in earnings unless hedge accounting applies. The Company has not applied hedge accounting to any derivatives.
(j)
Mineral interests and exploration expense

Direct costs for the acquisition of mineral exploration rights, including option payments, are capitalized and recorded initially at cost as mineral interests. Exploration and evaluation costs are expensed in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves, in which case subsequent evaluation and costs incurred to develop a mineral property are capitalized.
Mineral interests are not amortized until the underlying property is converted to the production stage, at which point the mineral interests are amortized over the estimated recoverable proven and probable reserves.
Exploration and evaluation costs include topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource, as well as value-added taxes in relation to these direct exploration and evaluation costs incurred in foreign jurisdictions when recoverability of those taxes is uncertain.
Exploration and evaluation costs include funding exploration and evaluation costs pursuant to earn-in arrangements through which the Company has the right to fund exploration and evaluation activities on assets owned by a third party and the opportunity to earn into a partial ownership position directly or indirectly in the underlying assets upon reaching specified funding thresholds. Earn-in arrangements generally provide no commitment by the Company for future funding and the Company is not entitled to any economic returns associated with the underlying mineral interests unless the Company chooses to fund to certain levels.
(k)
Property, plant and equipment:

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are capitalized.
The cost of property, plant and equipment, less its estimated residual value, is depreciated over its estimated useful lives using the straight-line method on the following bases:
Asset	Basis
Equipment and vehicles	3 to 10 years
Computer equipment	3 to 5 years
Leasehold improvements	Shorter of useful life and remaining lease term
The useful lives, residual values and depreciation method are reviewed annually, with the effect of any changes in estimate accounted for on a prospective basis.
(l)
Leases:

The Company assesses whether a contract is or contains a lease, at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset.
The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability at the commencement of the lease, except the company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months. The Company has elected to treat the lease and non-lease components of office leases as a single lease component.
Lease liabilities are initially measured at the present value of the unpaid lease payments at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
liabilities are subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.
Operating Leases
The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received.
For operating leases, the Company records the amortization of the ROU assets and the accretion of the lease liabilities as a single lease cost on a straight-line basis over the lease term.
Finance Leases
For finance leases, the ROU asset is subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the ROU asset is amortized over the useful life of the underlying asset. Amortization of the ROU asset is included in depreciation and interest expense on the lease liability is included in interest expense.
(m)
Intangible assets:

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the asset estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in the estimate being accounted for on a prospective basis.
The estimated useful lives of intangibles are:
Asset	Basis
Patents and licenses	5 to 20 years
Software	1 to 5 years
Artificial Intelligence intellectual property	5 years

(n)
Impairment of long-lived assets:

Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values or third-party independent appraisals.
(o)
Revenue recognition:

The Company recognizes revenue from the following major sources:
•
Data processing services;

•
Sale of software licenses; and

•
Sale of renewable energy storage systems.

(i)
Data processing services:

The Company sells data processing services to customers in the mineral, oil & gas and water exploration industries. The Company enters into contracts with customers with single and multiple deliverables or performance obligations. General payment terms are net 15 days. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products or services are distinct performance obligations that should be accounted for separately, or combined as one unit of accounting and the allocation of the transaction price to each distinct performance obligation may require significant judgment.
For short term contracts with a single deliverable, the Company recognizes revenue at the point in time when it transfers control of a distinct performance obligation to a customer. Control transfers on the agreed upon deliverable being delivered to the

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
customer, the customer accepting the deliverable and the Company has not retained any significant risk of future obligations with respect to the service being provided.
The Company is also entered into arrangements for the provision of long-term data processing services. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized for these services based on the stage of completion of the contract using the most appropriate measure of progress towards complete satisfaction of the performance obligations. Payment for these services is in accordance with an agreed billing schedule and therefore either (i) a contract asset is recognized over the period in which the services are performed, representing the Company’s right to consideration for the services performed to date, or (ii) a contract liability is recognized until the corresponding services have been provided.
(ii)
Sale of software licenses:

The Company enters into software license agreements where it provides the use of software to the customer. The Company recognizes revenue at the point in time that it satisfies its performance obligation by making the software available for download, meeting customer specific acceptance criteria, where applicable, and having reasonable certainty that the consideration will be received. Revenue is measured based on the consideration specified in a contract with a customer.
(iii)
Sale of energy storage systems:

The Company designs, develops, and manufactures energy storage systems as products as well as energy storage solutions and operations & maintenance (“O&M”) services. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring a promised good or service to a customer.
Energy storage systems as products are transferred at a point in time when the customer obtains control of the product, which is typically upon shipment, delivery, installation and commissioning, depending on the contract terms.
Revenue is recognized for sales of battery storage solutions over time based on the estimated progress to completion using a cost-based input method. In applying the cost-based input method of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. The cost based input method of revenue recognition is considered a faithful depiction of efforts to satisfy energy storage solutions and therefore reflect the transfer of goods or services to a customer under such contracts. Costs incurred towards contract completion may include costs associated with direct materials, labor, subcontractors, and other indirect costs related to contract performance. The cost-based input method of revenue recognition requires the Company to make estimates of net contract revenues and costs to complete projects.
O&M services are transferred over time when customers receive and consume the benefits provided by the Company’s performance under the terms of service arrangements.
(p)
Contingent liabilities:

(i)
Warranties:

The Company provides maintenance on energy storage products during the warranty period, usually 1 to 5 years. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. The Company accrues for the estimated cost of the warranty on products shipped upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated each reporting period.
(ii)
Asset retirement obligations:

The Company recognizes asset retirement obligations arising from regulatory, contractual or other legal requirements to perform certain property and asset reclamation activities at the end of the respective asset life. Asset retirement obligations are recorded when environmental disturbance occurs, accompanied by a legal obligation to remediate. Asset retirement obligations, or increases therein, are initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows.
(q)
Research and development costs:

Expenditure on research and development activities is recognised as an expense in the period in which it is incurred.
(r)
Share-based compensation:

The Company recognizes employee stock-based compensation as an expense in the consolidated and combined carve-out financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
value using the Black-Scholes option valuation model using the grant date stock price, dividend yield, estimated amounts for volatility of the Company’s stock, the expected life of the awards and the risk-free interest rate. Compensation expense is recognized over the requisite service period for each separate tranche of the award. Forfeitures are accounted for as they occur.
(s)
Income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company recognizes the effect of uncertain income tax positions if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties, if any, in general and administrative expenses.
Each reporting period, the Company reviews its deferred tax assets for the possibility they will not be realized. A valuation allowance will be recorded if it is more likely than not that a deferred tax asset will not be realized.
(t)   Fair value measurements:
The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (Note 26):
•
Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities accessible at the measurement date.

•
Level 2:   Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3:   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(u)   Net loss per share:
Basic and diluted loss per share attributable to common stockholders are computed by dividing the net loss available to common stockholders by the weighted-average number of common shares outstanding for the respective period presented.
The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period, except to the extent they are antidilutive.
(v)
Convertible debt:

Upon the issuance of convertible debt, the Company evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in the statement of consolidated and combined loss. If the conversion feature does not require derivative treatment, the instrument is evaluated for consideration of any beneficial conversion features or cash conversion features.
The equity component, if any, is treated as a discount on the liability component of the convertible debt, which is amortized over the term of the convertible debt using the effective interest rate method. When it has been determined an instrument does not have an equity component, the Company may elect to account for the instrument at fair value with changes in fair value recorded in the statement of consolidated and combined loss, except with respect to changes in value caused by changes in the Company’s own credit risk.
(w)   Debt and equity issuance costs:
Debt issuance costs directly related to a debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of the debt and amortized on an effective interest rate method over the term of the liability. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated and combined carve-out statement of loss.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
For debt where the company has elected fair value accounting under ASC 825, debt issuance costs are expensed on recognition in the Company’s consolidated and combined carve-out statement of net loss.
Costs directly attributable to the issuance of equity in the Company are netted against the gross proceeds of the equity.
4.
Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the related disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant areas requiring the use of estimates are as follows
(i)
Fair value of financial instruments:

Certain financial instruments, such as options and warrants for the purchase of equity securities are carried in the statements of financial position at fair value, with changes in fair value reflected in the statement of loss and comprehensive loss. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as volatility of share prices.
(ii)
Useful lives of property, plant and equipment and finite life intangible assets:

Changes in technology or the Company’s intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.
(iii)
Recoverability of investments in equity securities:

The recoverability of the carrying value of the Company’s investments in private equity securities, including those subject to significant influence, is dependent on the Company’s ability to sell the assets privately or the investees’ ability to publicly list the shares or generate profitable operations and pay dividends in the future, in each case in amounts that exceed the carrying value. Changes in the investees’ plans and value or the Company’s expectations related to the manner and timing of realizing the value of its equity investments, may result in changes in the recoverability of recorded amounts.
(iv)
Recoverability of deferred income tax assets:

The Company has recognized significant valuation allowances against its deferred tax assets. The necessity for valuation allowances could be affected by changes in the Company’s estimates of future taxable income. In addition to the generation of future taxable income through the establishment of economic feasibility, development and operation of mines on the Company’s exploration assets, opportunities for future taxable income could arise through disposal of assets, or the identification of tax-planning strategies or changes in tax laws that would allow the benefits of future deductible temporary differences in certain entities or jurisdictions to be offset against future taxable temporary differences in other entities or jurisdictions.
(v)
Fair value of convertible notes:

Certain convertible notes are carried in the statements of financial position at fair value, with changes in fair value reflected in the statement of loss and comprehensive loss. Fair values are estimated by reference to valuation techniques that may include inputs that are not based on observable market data (Note 16).
(vi)
Valuation of stock options:

The fair value of stock options granted by the Company is estimated using the Black-Scholes pricing model. Inputs to the model that require management judgment include the options expected life, the share price, which is determined using a valuation of the Company’s underlying equity, and volatility (Note 17).
5.
Recently adopted accounting standards and recent accounting pronouncements:

Recent accounting pronouncements not yet adopted
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The new guidance which simplifies the accounting for income taxes, eliminates certain exceptions with ASC 740 and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The new standard is effective for smaller reporting

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
companies for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company will adopt ASU 2019-12 on January 1, 2022 and is currently evaluating the expected impact on the consolidated and combined carve-out financial statements.
In August 2020, the FASB issued ASU 2020-06 Debt — Debt with Conversion and Other Options (Topic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Topic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with both liability and equity characteristics. Non-public entities and emerging growth companies applying extended transition periods for new or revised accounting standards are required to adopt the update effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the expected impact on the consolidated and combined carve-out financial statements.
6.
Cash and cash equivalents:

Of the total cash and cash equivalents at December 31, 2021 and 2020, $28.5 million and $9.0 million, respectively, was not available for the general corporate purposes of the Company (or the Parent at December 31, 2020) as it was held by non-wholly-owned subsidiaries (Note 22).
At December 31, 2021, the Company does not have any cash equivalents in the form of redeemable short-term investments (December 31, 2020 — $236,000).
7.
Accounts receivable:

	December 31, 2021	December 31, 2020
Trade accounts receivable	$881	$2,016
Other receivables	504	825
	$1,385	$2,841
Based on the Company’s history and management’s assessment, no allowance for expected losses has been made. The Company did not have any bad debt expense during 2021, 2020 or 2019.
8.
Inventory:

	December 31, 2021	December 31, 2020
Raw materials	$5,129	$2,922
Work-in-progress	749	616
	$5,878	$3,538
The cost of inventory recognized as expense for the years ended December 31, 2021, 2020 and 2019 was $93,000, $185,000 and $369,000 respectively.
9.
Investments subject to significant influence:

The Company’s principal investment subject to significant influence is Sama Resources Inc. (“Sama”). Others include its investments in Fjordland Exploration Inc. (“Fjordland”) and Sama Nickel Corporation (“SNC”).
The Company has elected to carry its investments in common shares of the publicly-traded companies subject to significant influence, Sama and Fjordland, at fair value.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
	Carried at fair value		Equity Method
	Sama (Note a)	Fjordland (Note b)	SNC (Note c)	CMH & Omnisom (Note d)	Other	Total
Balance at January 1, 2019	$6,689	$1,077	$—	$3,101	$993	$11,860
Purchase of shares	5,318	—	—	—	—	5,318
Change in fair value	(1,534)	(686)	—	—	—	(2,220)
Share of loss	—	—	—	(66)	(24)	(90)
Derecognition of investment	(464)	—	—	—	—	(464)
Foreign currency translation	—	40	—	—	(6)	34
Balance at December 31, 2019	10,009	431	—	3,035	963	14,438
Change in fair value	(4,511)	734	—	—	—	(3,777)
Share of loss	—	—	—	(37)	(34)	(71)
Derecognition of investment	—	—	—	(2,998)	—	(2,998)
Foreign currency translation	—	44	—	—	91	135
Balance at December 31, 2020	5,498	1,209	—	—	1,020	7,727
Investment	—	—	870	—	—	870
Change in fair value	221	91	—	—	—	312
Share of loss	—	—	(213)	—	—	(213)
Impairment	—	—	—	—	(954)	(954)
Foreign currency translation	—	25	—	—	(66)	(41)
Balance at December 31, 2021	$5,719	$1,325	$657	$—	$—	$7,701
(a)   Sama:
Sama is a mineral exploration company, listed on the TSX Venture Exchange, focused on exploring nickel — copper projects in Ivory Coast, West Africa. As at December 31, 2021, the Company owned 22.8% (December 31, 2020 — 23.1%) of the issued and outstanding common shares in Sama.
(b)   Fjordland:
Fjordland is a mineral exploration company, listed on the TSX Venture Exchange, focused on the exploration and acquisition of nickel, copper and cobalt projects in Canada.
As at December 31, 2021, the Company owned 18.8% (December 31, 2020 — 27.9%) of the issued and outstanding common shares of Fjordland.
The Company has an earn-in agreement with Fjordland on its South Voisey’s Bay Project (Note 20).
(c)   SNC:
The Company has an earn-in agreement with Sama (Note 20), whereby the Company can earn up to a 60% interest in SNC, a subsidiary of Sama that owns the Ivory Coast Project. On August 27, 2021 the Company funded a $870,000 cash call to SNC which resulted in surpassing the spending threshold to earn its initial 30% minority equity interest in SNC. The Company accounts for its 30% interest in SNC using the equity method.
(d)   CMH and Omnisom:
As at December 31, 2019, the Company held a 50.1% ownership of CMH, the owner of the company that held the Alacran Copper-Gold-Silver Deposit (“Alacran Deposit”) in Colombia and of Omnisom. The Company accounted for its 50.1% interests in CMH and Omnisom using the equity method of accounting as certain key strategic, operating, investing and financing policies required unanimous stockholder approval.
On June 30, 2020, the Company (through its majority-owned subsidiary Cordoba), acquired the Alacran Deposit (Notes 10(d) and 21, through the acquisition of 100% of the outstanding common shares of CMH.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
In July 2020, Omnisom’s principal asset, a royalty right on the Alacran property, was transferred to its shareholders, with the intent of winding Omnisom up. The Company received its proportionate share (Note 10(e)) of the royalty. The $1.0 million carrying value of the investment in Omnisom was derecognized and a mineral royalty right asset was recognized (Note 10(e)).
10.
Exploration mineral interests:

	Santa Cruz (Note a)	Tintic Project (Note b)	Pinaya Project (Note c)	San Matias (Note d)	Mineral Royalty (Note e)	Other	Total
Balance at January 1, 2020	$—	$6,888	$2,516	$—	$750	$150	$10,304
Acquisition costs	—	7,000	—	13,607	958	150	21,715
Foreign currency translation	—	—	(4)	—	—	—	(4)
Balance at December 31, 2020	—	13,888	2,512	13,607	1,708	300	32,015
Acquisition costs	35,075	5,700	—	—	—	250	41,025
Foreign currency translation	—	—	(1)	—	—		(1)
Balance at December 31, 2021	$35,075	$19,588	$2,511	$13,607	$1,708	$550	$73,039

(a)
The Santa Cruz project is a copper project near the city of Casa Grande in Arizona, USA.

(i)
Assignment agreement:

On October 27, 2021, the Company entered into an agreement with Central Arizona Resources Ltd. (“CAR”), a private company, and acquired the option agreement CAR held over the Santa Cruz mineral title owned by DRH Energy Inc. (“DRHE”), a private company, and a surface use agreement CAR was party to with another private Arizona based company
The total consideration payable to CAR for the assignment of the option and surface access agreements to the Company is $30.0 million, payable as follows:
•
$2.5 million paid in October 2021;

•
$2.5 million paid in April 2022;

•
$15.0 million upon the earlier of completion of an IPO or October 27, 2022; and $10.0 million of shares of common stock of the company issued concurrent with the completion of an IPO or on October 27, 2022 if no IPO has been completed. The number of shares is calculated based on $10.0 million divided by (a) 90% of the IPO price; or (b) in the absence of an IPO prior to the anniversary date, the price per share of an equity financing.

The purchase of the agreements from CAR is binding as the Company has no right to avoid the payment of the purchase price. On October 27, 2021, a $26.6 million exploration mineral interest was capitalized and a corresponding liability was recorded. The Company has elected to carry the liability (reported as deferred consideration payable in the statement of financial position) at fair value with changes reported in the statement of loss. In the event of significant changes in fair value arising from changes in the Company’s own credit risk, such amounts will be recorded in other comprehensive income (loss).
(ii)
Option agreement:

The option agreement acquired from CAR provides the Company with the right, but not the obligation, to acquire 100% of the mineral title of the Santa Cruz project by paying $27.9 million over three years. As at December 31, 2021, $5.4 million in cash payments have been made, $4.9 million of which were capitalized as exploration mineral interests in accordance with the Company’s accounting policy. In order to maintain the option, the following payments must be made:
•
$6.25 million due on or before August 16, 2022;

•
$6.25 million due on or before August 16, 2023; and

•
$10.0 million due within five days of exercising the option to acquire the mineral title.

The deadline to exercise the option is August 16, 2024. The payments are payable in cash or common stock of the Company at the discretion of DRHE.
(iii)
Surface access agreement:

The surface access agreement acquired from CAR is an agreement with another Arizona based private company, which owns certain surface rights. In order to maintain surface access rights the Company must make certain payments. As at December 31,

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
2021, $1.0 million in payments have been made and recorded as exploration expense in the consolidated and combined carve-out statement of loss. A further $600,000 is due on September 9, 2022 and $800,000 on September 9, 2023. The agreement expires on August 3, 2025 but may be extended by one year at the Company’s discretion by making a payment of $920,000.
(iv)
Land purchase:

On November 24, 2021 the Company entered into an agreement to acquire additional land adjacent to the Santa Cruz project and the associated mineral rights. The purchase price is estimated to be $18.1 million and will be finalized upon confirmation of the actual acreage of the property. As at December 31, 2021, $2.1 million in payments have been made, $1.1 million of which is non-refundable at December 31, 2021 and has been capitalized as an exploration mineral interest. The remaining $1.0 million is refundable as at December 31, 2021 and is capitalized as an other non-current asset. The balance of the purchase price is payable at the Company’s discretion and subject to a due diligence and closing period, is due on or before June 18, 2022.
(b)
The Tintic project is a copper-gold-silver project in the Tintic District of Utah, USA representing the Company’s accumulation of rights owned by a variety of different parties. Pursuant to agreements entered into in 2017 and 2018, the Company obtained the right to explore the underlying assets and to acquire or optionally acquire specified mineral rights of the underlying assets by making scheduled payments. Payments under these agreements are capitalized as acquisition costs while costs associated with exploring the properties are expensed as exploration costs.

As at December 31, 2021 the Company has the following further option payments to make in order to complete its purchase of 100% of the assets included in the agreements.
Year	Option payments
2022	5,788
2023	5,287
Total	$11,075

(c)
The Pinaya Project is 100% owned by Kaizen and covers 192 square kilometers and includes 28 kilometers of strike length within the Andahuaylas — Yauri Porphyry Belt in southeastern Peru.

(d)
The San Matias Project is 100%-owned by Cordoba, which includes 100% of the Alacran Deposit and satellite deposits at Montiel East, Montiel West and Costa Azul. The Company acquired its 100% interest of the Alacran deposit on June 30, 2020 (Note 9(d)).

(e)
In July 2020, the Company received its share of a royalty on the Alacran property that was transferred out of Omnisom (Note 9(d)). The royalty was recognized at its carrying value. Subsequent to this transfer, the Company has a 1.25% net smelter royalty on the Alacran property.

11.   Property, plant and equipment:
The Company’s property, plant and equipment includes equipment and vehicles, computer equipment, leasehold improvements, leased assets and land.
	December 31, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated depreciation	Net Carrying Amount	Gross Carrying Amount	Accumulated depreciation	Net Carrying Amount
Equipment and vehicles	3,076	(2,161)	915	2,754	(2,232)	522
Computer equipment	400	(120)	280	584	(328)	256
Leasehold improvements	582	(406)	176	530	(356)	174
Land	720	—	720	718	—	718
Right of use assets	4,435	(4,003)	432	4,274	(3,559)	715
Total property, plant and equipment	9,213	(6,690)	2,523	8,860	(6,475)	2,385
Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $1,081,000, $1,055,000 and $854,000 respectively.
12.
Leases:

The Company leases offices in Canada, China and Colombia, with terms expiring within one to two years. The Company also leases trucks and telecommunication equipment in Colombia.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
The Company incurred total operating lease expenses of $764,000, $734,000 and $431,000 during the years ended December 31, 2021, 2020 and 2019, respectively. Cash expenditures related to operating leases were $781,000, $714,000 and $431,000 during the years ended December 31, 2021, 2020 and 2019, respectively. As at December 31, 2021 and 2020, the weighted-average remaining lease term is 0.9 years and 1.2 years, respectively. The weighted average discount rate used to determine the operating lease liabilities was approximately 9%.
At December 31, 2021, future minimum lease payments associated with the Company’s operating lease liabilities are $374,000 in 2022 and $57,000 in 2023.
13.
Intangible assets:

The Company’s intangible assets include patents and licenses, computer software and artificial intelligence intellectual property.
	December 31, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount
Patents and licenses	13,835	(13,328)	507	13,843	(13,019)	824
Computer Software	1,201	(1,194)	7	1,202	(1,195)	7
Artificial intelligence intellectual property	14,119	(10,293)	3,826	14,057	(7,437)	6,620
Total intangible assets	29,155	(24,815)	4,340	29,102	(21,651)	7,451
Amortization expense for the years ended December 31, 2021, 2020 and 2019 was $3.2 million, $3.0 million and $3.1 million respectively.
Estimated amortization expense for the next five years is: $3.0 million in 2022, $1.2 million in 2023, and $200,000 in 2024, 2025 and 2026.
14.
Other non-current assets:

	December 31, 2021	December 31, 2020
Value added taxes recoverable	$1,699	$1,487
Related party advances (Note 24)	1,855	1,307
Other	2,307	1,327
	$5,861	$4,121

15.
Accounts payable and accrued liabilities:

	December 31, 2021	December 31, 2020
Trade accounts payable	$5,721	$1,319
Accrued liabilities	2,888	1,103
Warranty provision	26	108
Payable for Next acquisition (Note a)	—	3,211
Other payables	1,560	717
	$10,195	$6,458

(a)
Payable for Next acquisition is the remaining amount owed by the Company (through its majority-owned subsidiary CGI) for its purchase of Next Exploration Inc. that was completed in May 2018. The amount owed at December 31, 2020 was paid in full in 2021.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
16.
Convertible debt:

	Ivanhoe Electric Convertible Notes (Note a)	VRB Convertible bond (Note b)	Total
Balance at December 31, 2020	$—	$—	$—
Debt issuance	49,999	22,857	72,856
Finance expense	405	1,000	1,405
Change in fair value	4,571	—	4,571
Balance at December 31, 2021	$54,975	$23,857	$78,832

(a)
Ivanhoe Electric convertible notes:

In August, September and November 2021, Ivanhoe Electric completed a financing whereby it raised $60.0 million of gross proceeds by issuing:
(i)
4,015,990 shares of Ivanhoe Electric common stock for gross proceeds of $10.0 million (Note 17(a)); and

(ii)
$50.0 million aggregate principal amount of Ivanhoe Electric unsecured convertible promissory notes (“Convertible Notes”).

The key terms of the convertible notes are as follows:
The convertible notes are unsecured and bear interest at 2% per annum, in arrears and payable only on the maturity date of July 31, 2023. The notes convert on the consummation of a qualifying Ivanhoe Electric IPO. A qualifying IPO means the Company’s common stock is listed for trading on an internationally recognized stock exchange and the gross proceeds are at least $25.0 million.
If a qualifying IPO occurs, the convertible notes, including any accrued but unpaid interest, will automatically convert into shares of Ivanhoe Electric’s common stock at a price per share equal to the lesser of:
•
90% (or, if the closing date of the IPO occurs after February 28, 2022, 80%) of the gross price per share at which common stock is sold in the IPO; and

•
$9.39 per share of common stock.

In the event the notes reach maturity, Ivanhoe Electric has the option, at its sole discretion, to convert some or all of the outstanding balance owed into shares of Ivanhoe Electric, at a price per share that is 80% of the higher of:
•
the price per share of Ivanhoe Electric common stock equal to the last equity financing completed by Ivanhoe Electric (that is not a qualifying Ivanhoe Electric IPO), and

•
$2.49 per share of Ivanhoe Electric common stock.

The convertible notes along with their embedded features do not contain any equity components, and therefore have been presented as a liability. The Company has elected to measure the convertible notes at fair value, with subsequent changes in fair value recorded in the statement of consolidated and combined loss.
Transaction costs attributable to the convertible notes of $1.6 million were recorded in the statement of consolidated and combined loss on recognition.
The Company has elected to carry the Ivanhoe Electric convertible notes on the basis of fair value with changes recorded in income, except with respect to changes in value caused by changes in the Company’s own credit risk. There were no significant changes in the Company’s own credit risk from issuance to December 31, 2021 affecting the fair value of the convertible debt. Interest expense is recorded in interest expense, net in the consolidated and combined carve-out statement of loss.
The fair value of the convertible notes is calculated using the probability-weighted expected return method. Assumptions used in the valuation of the convertible notes are as follows:
December 31, 2021
Risk free interest rate	0.48% to 1.35%
Historical volatility	75%
Dividend yield	0%

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
The Company’s share price is also a significant assumption in the valuation of the convertible debt. Management have exercised significant judgment in determining the share price at December 31, 2021. In its evaluation, management considered the most recent issuance of common stock and any business developments since the last valuation. A 10% change in the share price assumption would have the following impact on the fair value of the convertible notes at December 31, 2021:
	Fair value	10% increase in share price	10% decrease in share price
Convertible notes	$54,975	$55,390	$54,829
The convertible notes include covenants, including a requirement that we observe restrictions on dispositions of property, changes in our business, mergers or acquisitions, incurring indebtedness, and distributions or investments
(b)
VRB Convertible bond:

On July 8, 2021, VRB issued a convertible bond for gross proceeds of $24.0 million. The bond has a five year term and interest accrues at a rate of 8% per annum.
Prior to the maturity date, the convertible bond is automatically converted into equity of VRB upon an equity financing or sale event, at a price per share equal to the lower of:
•
the transaction price of the equity financing or sale event; and

•
the valuation cap price of $158.0 million divided by the total shares outstanding at the time of the event.

If no equity financing or sale event occurs, VRB must repay the outstanding principal and interest on maturity.
The Company has accounted for the convertible bond, including its embedded features, as a debt instrument accounted at amortized cost, as it was determined the embedded features are not required to be bifurcated.
Directly attributable transaction costs of $1.1 million were recorded against the carrying value of the debt and are amortized using the effective interest method at a rate of 9.1%.
The book value of the VRB convertible debt approximates fair value as VRB’s operations are early stage and there have been no significant changes to the business since the issuance date. The fair value determination is a level 3 assessment.
17.
Equity:

(a)
Common stock

On April 30, 2021, Ivanhoe Electric completed a restructuring that resulted in HPX distributing 59,909,344 shares of common stock of Ivanhoe Electric to the shareholders of HPX (Note 1).
In August and September and November, 2021, Ivanhoe Electric completed a financing that included the issuance of 4,015,990 shares of common stock of Ivanhoe Electric (Note 16(a)). The shares were issued at a price of $2.49 per share, resulting in gross proceeds of $10.0 million. Directly attributable transaction costs of $322,000 were netted against the gross proceeds of the equity issuance.
At December 31, 2021, the Company is authorized to issue 750,000,000 shares of common stock, at $0.0001 par value.
(b)
Share-based payments

Ivanhoe Electric, Kaizen, Cordoba, VRB and CGI have equity incentive plans and the share based payment compensation charged to operations was incurred by the Company as follows:
	Year ended December 31,
	2021	2020	2019
Ivanhoe Electric (Note a)	$2,144	$—	$—
Kaizen	211	49	18
Cordoba	784	270	281
VRB	61	56	83
CGI	467	770	—
	$3,667	$1,145	$382

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
Option exercises at the subsidiary level, should they occur, will impact the Company’s non-controlling interest in the applicable subsidiary, not the Company’s share capital.
Share based payment compensation was allocated to operations as follows:
	Year ended December 31,
	2021	2020	2019
Cost of sales	$333	$549	$—
Exploration expenses	1,558	58	77
General and administrative expenses	1,776	538	305
	$3,667	$1,145	$382

(i)
Ivanhoe Electric adopted an equity incentive plan on June 30, 2021. The equity incentive plan permits the issue of stock options to employees and directors for a maximum of 10% of the common shares of Ivanhoe Electric outstanding. Option awards must be granted with an exercise price not less than the fair market value of Ivanhoe Electric’s shares on the date of grant. Stock option grants generally have a five-year term and comprise four equal tranches vesting sequentially over three years.

On June 30, 2021, Ivanhoe Electric granted 4.48 million stock options to certain directors, officers and employees of the Company at exercise price of $2.49 per share. At December 31, 2021 there is $2.7 million of remaining expense to be recognized in 2022 through 2024.
The weighted-average grant date fair value of an option granted during the year ended December 31, 2021 was $1.09. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table.
Grant date: June 30, 2021
Fair value of common stock	$2.49
Expected volatility	73.7%
Expected life of options (in years)	2.6
Expected dividend rate	0%
Risk-free interest rate	0.23%
The grant date fair value of the shares of common stock was determined by the Company’s board of directors using input from a valuation performed by an independent third-party valuation specialist.
Expected volatility was calculated based on the historical volatility of a group of peer companies’ common stock and a group of relevant stock market indices over the expected option life.
Management exercised judgment in determining the expected life of the options and considered factors such as the vesting schedule of the options and expected business developments of the Company over the life of the options.
A summary of option activity under the stock option plan as of December 31, 2021 and charges during the year then ended is presented below.
	Number of options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)
Outstanding at January 1, 2020	—	—	—
Granted	4,483,322	2.49	—
Exercised	—	—	—
Forfeited/expired	—	—	—
Outstanding at December 31, 2021	4,483,322	$2.49	4.5
Exercisable at December 31, 2021	1,120,822	$2.49	4.5

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
18.
Revenue:

The Company recognized revenue from the following major sources:
	Year ended December 31,
Revenue type	2021	2020	2019
Data processing services (Note a)	$4,512	$4,212	$3,032
Energy storage systems (Note b)	140	236	442
Other	—	185	278
Total	$4,652	$4,633	$3,752

(a)
Revenue of $334,000 was recognized from opening contract liability balances during the year ended December 31, 2019.

(b)
At December 31, 2021, the Company had a contract liability of $3.5 million (2020 — $2.4 million and 2019 — $1.0 million) relating to the sale of energy storage systems. Revenue recognized from opening contract liability balances was $100,000, $155,000 and $294,000 for the years ended December 31, 2021, 2020 and 2019.

The Company has a significant customer that accounted for 74%, 73% and 46% of total sales for the years ended December 31, 2021, 2020 and 2019.
On October 15, 2021 the Company entered into a software license agreement whereby the Company will provide software that can be used by the licensee in perpetuity for a one-time fee of $6.5 million, which was received in January 2022 and at which time its performance obligations were met. As such, in accordance with the Company’s accounting policy for the sale of software licenses the license fee revenue will be recognized in 2022.
19.
Exploration expense:

	Year ended December 31,
Project	2021	2020	2019
San Matias, Colombia (Cordoba) (Note 10(d))	$13,789	$5,399	$5,456
Santa Cruz, USA (Note 10(a))	9,966	923	943
Tintic, USA (Note 10(b))	2,474	1,336	2,346
Ivory Coast Project, Ivory Coast (Note 20)	1,931	10	17
Hog Heaven, USA (Note 20)	2,029	336	—
Pinaya, Peru (Kaizen) (Note 10(c))	1,774	1,613	641
Desert Mountain, USA	821	177	—
Perseverance, USA (Cordoba) (Note 20)	742	488	610
Yangayu, Papua New Guinea	497	—	—
South Voisey’s Bay, Canada (Note 20)	355	18	11
Bitter Creek, USA	340	174	—
Lincoln, USA	235	—	—
Project Generation and other	4,552	3,620	2,882
Total	$39,505	$14,094	$12,906

20.
Earn-in option agreements:

The Company has entered into various joint venture earn-in agreements whereby it has an option to obtain ownership interests in project entities through a combination of payments to the owner and funding exploration and evaluation expenditures on the underlying exploration assets according to a specified timeframe, while determining whether it wishes to continue to invest to obtain a minority or majority interest. Under these agreements, the Company may obtain ownership rights to the underlying mineral interests through acquisition of the underlying rights or through obtaining control of the entity holding such rights.
Project entities are generally considered variable interest entities prior to the Company acquiring an equity interest in the project entity (and thereafter in cases where the entity is financed through additional subordinated financial support such as shareholder debt). The Company has exercised judgment in determining that the activities that most significantly affect the project entity’s

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
performance during the early exploration stage of the Company including the Company’s determination that its decision-making rights, which are practically limited to short-term discretionary exploration activity, are not the activities that most significantly affect the economic results of the project entities. The Company has determined that decisions that most significantly affect the economic results of a non-operating entity holding a single or primary exploration property include granting or amending exploration concessions and options as swell as decisions related to the retention or abandonment of the associated mineral rights, none of which can be undertaken unilaterally by the Company.
The table below shows the net carrying value of the Company’s assets in these entities, being the investment in the equity of the ultimate owner of the project (“Project Sponsor”) and the investment in the equity of the underlying project entity, respectively, as of December 31, 2021, which together represent the Company’s maximum exposure to loss on the underlying project as of December 31, 2021 as a result of the earn-in agreement and associated agreements. The Company has no liabilities on the balance sheet with respect to these entities.
The Company has no minimum commitment to future expenditures in relation to these arrangements and has not issued guarantees on behalf of these entities. The table also presents certain information with respect to the earn-in option (cumulative expenditures to date, expenditures necessary to obtain an initial minority ownership right and expenditures required to achieve the maximum ownership interest available under the agreement). Exploration expenditures made in respect of these earn-in arrangements, which are at the discretion of the Company, and therefore exceed contractual obligations, are presented in Note 19. The Company funds exploration expenditures in excess of contractual requirements for the purpose of evaluating and investing in option agreements.
Project	Investment in Project Sponsor	Net Carrying Value of Project Entity	Cumulative Earn-In Expenditures as of December 31, 2021	Ownership percentage of project entity at December 31, 2021	Expenditures Required to Achieve Maximum Ownership Interest	Maximum Potential Ownership
Ivory Coast Project	$5,719(1)	—	Cdn $15.7 million	30%	Cdn $25 million	60%
South Voisey’s Bay	$1,325(1)	—	Cdn $3.1 million	0%(3)	Cdn $7.7 million	65%
Hog Heaven	$1,280(2)	—	$1.9 million	0%(4)	$44.5 million	75%
Perseverance	$383(2)	—	Cdn $3.4 million	25%	Cdn $17.5 million	80%

(1)
Included in investments subject to significant influence (Note 9)

(2)
Included in other investments

(3)
The Company must incur Cdn $7.7 million in earn-in expenditures to earn a 65% interest in the South Voisey’s Bay project. There is no initial minority interest that can be earned by the Company.

(4)
The Company must incur $19.5 million in earn-in expenditures to earn an initial 51% interest in the Hog Heaven project.

21.
Acquisitions:

On June 30, 2020, the Company (through its majority-owned subsidiary Cordoba) acquired 100% ownership of the Alacran Deposit, through the acquisition of 100% of the outstanding common shares of CMH, which holds the Alacran Deposit through a wholly-owned subsidiary. The Alacran Deposit was CMH’s principal asset and the acquisition was accounted for as an asset acquisition as the activities of CMH did not meet the definition of a business. The Company incurred directly attributable acquisition costs of $21,000.
Prior to the transaction, the Parent owned 50.1% of the common shares of CMH. The Parent received a payment of $5.5 million from Cordoba, which has been eliminated on combination.
The acquisition cost of $7.5 million has been allocated to the assets and liabilities acquired as follows:
Mineral interests	$11,566
Accounts receivable	1
Deferred tax liability	(4,082)
Net assets acquired	$7,485
Prior to the transaction, the investment in CMH was accounted for as an equity accounted investment. The carrying value of the equity accounted investment of $2.0 million was derecognized and included in the acquisition cost allocated to the assets and liabilities acquired.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
22.
Non-controlling interests:

The Company held a controlling interest in several entities that are not wholly-owned. The associated non-controlling interests and portion of assets and liabilities represented by these subsidiaries are shown below. The assets and liabilities of these entities are not readily accessible by the Company for general corporate purposes as distribution may require the consent of other shareholders.
	Kaizen	VRB	Cordoba	Other	Total
Balance at January 1, 2020	249	250	(675)	(59)	(235)
Non-controlling interests share of loss	(1,141)	(480)	(2,954)	(43)	(4,618)
Changes in non-controlling interests arising from changes in ownership interest	342	—	11,167	—	11,509
Other changes in non-controlling interests	(50)	(14)	77	41	54
Balance at December 31, 2020	(600)	(244)	7,615	(61)	6,710
Non-controlling interests share of loss	(788)	(879)	(7,481)	(43)	(9,191)
Changes in non-controlling interests arising from changes in ownership interest	2,415	—	5,694	(1)	8,108
Other changes in non-controlling interests	45	—	176	33	254
Balance at December 31, 2021	$1,072	$(1,123)	$6,004	$(72)	$5,881
	Kaizen	VRB	Cordoba	Other	Total
Ownership percentage at December 31, 2021:	82.7%	90.0%	63.3%	94.3%
Assets and liabilities belonging to the Company’s principal non-wholly owned subsidiaries as of December 31, 2021 are as follows:
Total assets	7,680	27,641	20,059	6,152	61,532
Total liabilities	1,487	38,894	5,566	7,501	53,448
Net assets	6,193	(11,253)	14,493	(1,349)	8,084
VRB’s liabilities as at December 31, 2021 include a loan payable to Ivanhoe Electric of $10.3 million.
Each of the non-wholly owned subsidiaries do not have retained earnings as they carry an accumulated deficit. Net assets of non-wholly owned subsidiaries are restricted from being transferred to Ivanhoe Electric without the other shareholders’ consent.
The Company and its wholly-owned subsidiaries do not guarantee the obligations of the non-wholly owned subsidiaries and, as such, the creditors of the non-wholly owned subsidiaries do not have recourse against the Company or its wholly owned subsidiaries. In addition, the Company is restricted from paying dividends from non-wholly owned subsidiaries without the other shareholders’ consent.
During 2021, VRB raised capital through the issuance of convertible debt (Note 16(b)) resulting in VRB becoming a VIE. Except as disclosed above, the Company has not provided additional subordinated financial support to VRB as at December 31, 2021, although the Company is not precluded from doing so in the future. Ivanhoe Electric does not provide any guarantees or have any commitments to fund VRB. Other creditors of VRB do not have recourse against Ivanhoe Electric. Further information about VRB, including its impact on the Company’s loss from operations, is presented as the Energy Storage segment in Note 28.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
23.
Income taxes:

Major components of the Company’s income tax (provision) / benefit for the years ended December 31, 2021, 2020 and 2019 are as follows:
	Year ended December 31,
	2021	2020	2019
Current:
U.S. Operations		$—	$—
Foreign	675	1,024	2
Total current income tax provision / (benefit)	675	1,024	2
Deferred:
U.S. Operations	—	—	—
Foreign	(191)	(643)	(719)
Total deferred income tax provision / (benefit)	(191)	(643)	(719)
Total income tax provision / (benefit)	$484	$381	$(717)
Income (loss) from continuing operations before income taxes for the years ended December 31, 2021, 2020 and 2019 consists of the following:
	Year ended December 31,
	2021	2020	2019
U.S. Operations	$(31,499)	$(5,834)	$863
Foreign	(36,528)	(23,637)	(30,324)
Total	$(68,027)	$(29,471)	$(29,461)
The annual income tax benefit (expense) is different from the amount that would be provided by applying the statutory federal income tax rate to the Company’s pretax (loss) income. The reasons for the difference are:
	Year ended December 31,
	2021	2020	2019
U.S. Federal tax rate	21%	21%	21%
Expected income tax benefit (expense) at U.S. Federal tax rate	$(14,286)	$(6,189)	$(6,187)
Reconciling items:
Difference between statutory and foreign tax rate	(151)	654	1,796
Permanent differences	3,695	962	(373)
Change in valuation allowance	11,823	4,821	4,067
Difference in current versus future tax rates	(351)	(322)	—
Impact of changes in tax rates	(608)	693	(8)
Other	362	(238)	(12)
Income tax benefit (expense)	$484	$381	$(717)

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 are presented below.
	As at December 31,
	2021	2020
Deferred tax assets:
Intangible assets	$91	$89
Exploration mineral interest	19,488	14,004
Net operating losses	22,498	17,249
Foreign capital losses	4,285	4,251
Share issuance costs	202	179
Convertible debt	960	—
Other	97	15
Total gross deferred tax assets	47,621	35,787
Less: valuation allowance	(45,619)	(35,521)
Net deferred tax assets	2,002	266
Deferred tax liabilities:
Exploration mineral interest	(6,303)	(4,585)
Intangible assets	—	(162)
Property, plant and equipment	(1,081)	(1,828)
Total gross deferred tax liabilities	(7,384)	(6,575)
Net deferred tax liability	$(5,382)	$(6,309)
The Company evaluated the positive and negative evidence available to determine the amount of valuation allowance required on its deferred tax assets. Due to the early stage of exploration, the Company has recognized a valuation allowance against deferred income tax assets in excess of those supported by the reversal of taxable temporary differences. As of December 31, 2021, a $45.7 million valuation allowance has been provided. The changes in the valuation allowance for the years ended December 31, 2021 and 2020 are as follows:
	As at December 31,
	2021	2020
Balance, beginning of year	$(35,521)	$(30,742)
(Increase) decrease due to foreign currency translation	1,614	(195)
(Increase) related to non-utilization of deferred tax assets due to uncertainty of recovery and (increase) related to non-utilization of net operating loss carryforwards	(11,823)	(4,717)
Decrease related to utilization and expiration of deferred tax assets, other	111	242
Items in equity	—	(109)
Balance, end of year	(45,619)	(35,521)
As of December 31, 2021, the Company has the following net operating loss carryforwards for income tax purposes:
Country	Losses	Expiry
U.S.A.	$24,651	2036 to 2041
Canada	44,790	2030 to 2041
China	21,697	2026 to 2031
Colombia	46	2030 to 2032
Peru	64	Indefinite
The Company’s utilization of U.S. net operating loss carryforwards may be subject to annual limitations if there is a change in control as defined under Internal Revenue Code Section 382. As of December 31, 2021, no change in control has occurred in the Ivanhoe Electric group.
The Company file’s income tax returns in the U.S. federal jurisdiction, various U.S. state and foreign jurisdictions.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
The Company had no unrecognized income tax benefits as of December 31, 2021 or 2020. Due to the net operating loss carryover position coupled with the lack of any unrecognized tax benefits, the Company has not provided for any interest or penalties associated with any uncertain tax positions. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to general and administrative expense. It is not anticipated that there will be any significant changes to unrecognized tax benefits within the next 12 months.
The Company has not recognized a deferred tax liability related to its investments in foreign subsidiaries that are essentially permanent in duration. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.
24.
Related party transactions:

Related parties include entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
The Parent
The nature of the Company’s related party relationship with the Parent is disclosed in Note 1.
Cost allocations
Prior to completing the restructuring described in Note 1, the Parent incurred corporate and technical costs attributable to the Company and the Nimba Project. Accordingly, the consolidated and combined carve-out financial statements include costs allocations from the Parent, including executive oversight, occupancy, office overhead, accounting, tax, treasury, legal, information technology, human resources and mineral exploration. These allocations were made on the basis of direct usage. All such amounts were deemed incurred and settled by the Company in the period in which the costs were recorded and are included in net parent investment.
Allocated costs for the four months ended April 30, 2021 totalled $1.3 million and are solely from the period prior to the restructuring (Years ended December 31, 2020 and 2019 — $7.0 million and $6.6 million). The allocated costs are primarily included in general and administrative expenses and exploration expenses in the consolidated and combined statements of loss.
Financing activities
Equity and debt financing transactions between the Parent and Company are included in these consolidated and combined carve-out financial statements, with intercompany loans from the Parent deemed forgiven at the time of recognition unless they were intended to be cash-settled.
Loans from the Parent that were intended to be cash-settled are as follows:
	December 31, 2021	December 31, 2020
CGI (Note a)	$—	$5,756
	$—	$5,756

(a)
CGI had demand loans with HPX bearing interest at the rate of 8% per annum.

On April 30, 2021, HPX’s corresponding $5.9 million loan receivable from CGI formed part of the Contributed Assets received by Ivanhoe Electric in the restructuring. This amount was recognized on the contribution date and is eliminated on consolidation.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
Other related parties
The following table summarizes transactions between the Company and certain significant related parties.
	Balance outstanding as at December 31,		Transactions for the year ended December 31,
	2021	2020	2021	2020	2019
Total Expenses
Global Mining (Note a)	993	262	6,776	5,710	6,213
Ivanhoe Capital Aviation (Note b)	—	—	1,417	—	—
HPX (Note c)	—	—	499	—	—
Total	993	262	8,692	5,710	6,213
Advances
Global Mining (Note a)	1,855	1,307	—	—	—
	Transactions for the year ended December 31,
	2021	2020	2019
Expense classification
General and administrative expenses	5,454	3,060	3,248
Exploration expenses	3,238	2,650	2,965
	8,692	5,710	6,213

(a)
Global Mining Management Corp. (“Global Mining”) is a private company based in Vancouver, Canada, that provides administration, accounting, and other office services to the Parent and the Company on a cost-recovery basis. The Company held 7.1% of Global Mining’s outstanding common shares at December 31, 2021.

Transactions incurred with Global Mining for the year ended December 31, 2021, include cost allocations from the Parent totaling $645,000 (2020 — $2.4 million; 2019 — $2.2 million).
On April 30, 2021, the Contributed Assets received by Ivanhoe Electric included working capital advances to Global Mining totaling $791,000 (Note 1). These advances were recognized on the contribution date.
(b)
Ivanhoe Capital Aviation (“ICA”) is an entity beneficially owned by the Company’s Chief Executive Officer and Chairman. ICA provides use of its aircraft to the Company.

(c)
HPX was the parent of the Company prior to the restructuring on April 30, 2021 (Note 1). Post restructuring there has been reimbursement to HPX for certain costs paid by HPX on the Company’s behalf.

25.
Net loss per share:

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:
	Year ended December 31,
	2021	2020	2019
Net loss attributable to common stockholders or parent	$59,320	$25,234	$24,634
Weighted-average number of shares outstanding
Basic and diluted	61,502,094	59,909,344	59,909,344
Basic and diluted net loss per share	$0.96	$0.42	$0.41
For purposes of this calculation, convertible debt, and options to purchase common stock are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
26.
Fair value measurement:

The following table provides the valuation hierarchy classification of assets and liabilities that are recorded at fair value and measured on a recurring basis in the combined balance sheets:
	December 31, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets:
Investments subject to significant influence	7,044	—	—	6,707	—	—
Other investments	1,802	—	—	1,196	—	—
Total financial assets	$8,846	$—	$—	$7,903	$—	$—
Financial liabilities:
Ivanhoe Electric convertible notes	—	—	54,975	—	—	—
Deferred consideration payable	—	—	26,562	—	—	—
Total financial liabilities	$—	$—	$81,537	$—	$—	$—
The only movement of level three instruments during the year ended December 31, 2021 was the issuance and change in fair value of the Ivanhoe Electric convertible debt and the change in deferred consideration payable.
27.
Financial risk management:

The Company is exposed in varying degrees to credit, liquidity, and market risk through its use of financial instruments. The types of risk exposure and the way in which such exposures are managed are as follows:
(a)
Credit risk:

The Company’s principal financial assets are cash and cash equivalents and accounts receivable. The Company’s credit risk is primarily attributable to its accounts receivable. The Company’s maximum exposure to credit risk is approximately $1.4 million. The Company regularly reviews its receivables and the economic conditions to determine whether an allowance for expected losses is necessary.
Cash at bank is held with credit worthy financial institutions.
The Company has no significant concentration of credit risk other than its accounts receivable and the Company’s credit risk has not changed significantly during the years ended December 31, 2021 and 2020.
28.
Segment reporting:

The Company’s Chief Executive Officer and Chairman and of the Board is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM evaluates how the Company allocates resources, assesses performance and makes strategic and operational decisions. Based upon such evaluation, the Company has determined that it has three reportable segments. The Company’s reportable segments are critical metals, technology and energy storage.
Critical metals is focused on mineral project exploration and development with a focus on identifying and developing mineral projects, and ultimately mines, associated with the metals necessary for electrification.
The data processing segment provides data analytics, geophysical modeling and artificial intelligence services for the mineral, oil & gas and water exploration industries.
The energy storage segment develops, manufactures and installs vanadium flow batteries for grid-scale energy storage. Segment information for the periods presented is as follows:
	As at and for the year ended December 31, 2021
	Critical Metals	Data Processing	Energy Storage	Total
Revenue	$—	$4,512	$140	$4,652
Intersegment revenues	—	112	—	112
Loss from operations	53,188	633	6,928	60,749
Depreciation and amortization	826	2,865	559	4,250
Segment Assets	119,738	6,152	27,641	153,531
Expenditures for segment assets	14,832	8	341	15,181
Investments subject to significant influence	7,701	—	—	7,701

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
	As at and for the year ended December 31, 2020
	Critical Metals	Data Processing	Energy Storage	Total
Revenue	$185	$4,212	$236	$4,633
Intersegment revenues	—	135	—	135
Loss from operations	21,054	752	4,795	26,601
Depreciation and amortization	790	2,783	466	4,039
Segment Assets	52,041	10,348	9,332	71,721
Expenditures for segment assets	14,911	7	85	15,003
Investments subject to significant influence	7,727	—	—	7,727
	As at and for the year ended December 31, 2019
	Critical Metals	Data Processing	Energy Storage	Total
Revenue	$278	$3,032	$442	$3,752
Intersegment revenues	—	117	—	117
Loss from operations	18,477	1,293	6,410	26,180
Depreciation and amortization	595	2,718	563	3,876
Segment Assets	33,502	11,802	7,473	52,777
Expenditures for segment assets	3,969	5	32	4,006
Investments subject to significant influence	14,438	—	—	14,438
The following tables illustrate the geographic makeup of the Company’s revenues and long-lived assets.
	Year ended December 31,
Revenue	2021	2020	2019
Canada	$4,512	$4,212	$3,032
China	140	236	442
Other	—	185	278
Total	$4,652	$4,633	$3,752
Revenues are attributed to countries based on the location in which the sale originated.
	As at December 31,
Long-lived assets	2021	2020
U.S.A	$55,781	$14,584
Colombia	14,604	14,409
Peru	2,558	2,529
China	764	989
Other	147	181
Total	$73,854	$32,692
Long-lived assets comprise the Company’s exploration mineral interests (excluding the mineral royalty) and property, plant and equipment.

IVANHOE ELECTRIC INC.
Notes to the CONSOLIDATED AND Combined Carve-Out Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
Long-lived assets reconcile to segment assets and the balance sheet as follows:
	As at December 31,
	2021	2020
Total long-lived assets	$73,854	$32,692
Total current assets	58,265	16,826
Mineral Royalty (Note 10(e))	1,708	1,708
Investments subject to significant influence	7,701	7,727
Other investments	1,802	1,196
Intangible assets	4,340	7,451
Other non-current assets	5,861	4,121
Total assets and segment assets	$153,531	$71,721

29.
Commitments and contingencies:

In addition to commitments disclosed in Note 12 related to leases, the Company has entered into a contractual arrangement to upgrade its proprietary geophysical transmitting equipment. These costs are expected to total approximately $1.9 million and occur in 2022.
In the ordinary course of business, the Company may be involved in various legal proceedings and subject to claims that arise. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, financial condition or results of operations.
30.
Subsequent events:

The Company performed an evaluation of subsequent events through April 21, 2022, the date the consolidated and combined carve-out financial statements were available to be issued, for events requiring recording or disclosure, except for the 3-for-1 reverse stock split described in Note 1 for which the date is June 16, 2022. The Company has identified the following subsequent events:
(a)
On April 5, 2022, the Company completed a convertible note financing in which it raised $86.2 million in gross proceeds.

The unsecured convertible promissory notes convert on the consummation of an IPO that results in gross proceeds of at least $25.0 million. The convertible notes bear interest at 3% per annum and mature on July 31, 2023. The convertible notes, including any accrued but unpaid interest, will automatically convert into shares of Ivanhoe Electric’s common stock at a price per share equal to:
•
a 10% discount to the gross price per share at which common stock is sold in the IPO, should the IPO occur on or before September 30, 2022;

•
a 15% discount to the gross price per share at which common stock is sold in the IPO, should the IPO occur on or before December 31, 2022;

•
a 20% discount to the gross price per share at which common stock is sold in the IPO, should the IPO occur on or after January 1, 2023 and prior to the maturity date.

If the notes have not been converted by July 21, 2023, the Company has the option, at its sole discretion, to repay the amount outstanding, including accrued and unpaid interest, in cash or convert some or all of the amount outstanding into common stock of the Company at a price per share of $9.39.
(b)
Subsequent to December 31, 2021, the Company executed an earn-in agreement with respect to the following exploration project:

Project	Cumulative Earn-In Expenditures as of December 31, 2021	Expenditures Necessary to Earn Initial Ownership Interest	Earn-In Expenditures Required to Achieve Maximum Ownership Interest	Maximum Potential Ownership
Carolina	$—	$6.0 million	$26.0 million	85%

Third Quarter Financial Statements
IVANHOE ELECTRIC INC.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of U.S. dollars)
	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$177,666	$49,850
Accounts receivable	1,500	1,385
Inventory	6,141	5,878
Prepaid expenses and deposits	7,109	1,152
	192,416	58,265
Non-current assets:
Investments subject to significant influence	6,999	7,701
Other investments	1,621	1,802
Exploration mineral interests	84,744	73,039
Property, plant and equipment	3,670	2,523
Intangible assets	1,942	4,340
Other non-current assets	3,410	5,861
Total assets	$294,802	$153,531
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$17,256	$10,195
Deferred consideration payable	—	26,562
Lease liabilities, current	289	342
Contract liability	2,751	3,484
	20,296	40,583
Non-current liabilities:
Deferred income taxes	4,329	5,382
Convertible debt	25,398	78,832
Lease liabilities, net of current portion	928	55
Other non-current liabilities	363	865
Total liabilities	51,314	125,717
Commitments and contingencies (Note 15)
Equity:
Preferred stock, par value $0.0001; 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.0001; 700,000,000 shares authorized; 92.9 million shares issued and outstanding as of September 30, 2022 (December 31, 2021 – 63.9 million)	9	6
Additional paid-in capital	407,203	75,743
Accumulated deficit	(162,520)	(52,314)
Accumulated other comprehensive income	(852)	(1,502)
Equity attributable to common stockholders	243,840	21,933
Non-controlling interests	(352)	5,881
Total equity	243,488	27,814
Total liabilities and equity	$294,802	$153,531

IVANHOE ELECTRIC INC.
Condensed Interim Consolidated and Combined Carve-out
Statements of Loss and Comprehensive Loss (Unaudited)
(Expressed in thousands of U.S. dollars, except for share and per share amounts)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$1,181	$1,045	$8,172	$4,099
Cost of sales	(875)	(531)	(1,042)	(1,172)
Gross profit	306	514	7,130	2,927
Operating expenses:
Exploration expenses	33,971	9,954	75,157	24,563
General and administrative expenses	6,853	7,888	16,738	14,108
Research and development expenses	1,140	1,007	3,728	2,719
Selling and marketing expenses	51	28	108	73
Loss from operations	41,709	18,363	88,601	38,536
Other expenses (income):
Interest expense, net	164	468	1,199	583
Foreign exchange loss (gain)	972	199	1,403	(155)
Loss (gain) on revaluation of investments	(171)	(17)	1,272	241
Loss on revaluation of convertible debt	—	200	18,965	200
Share of loss of equity method investees	1,527	—	3,077	—
Other expenses (income), net	(181)	983	1,401	561
Loss before income taxes	44,020	20,196	115,918	39,966
Income taxes	(167)	(48)	1,084	(232)
Net loss	43,853	20,148	117,002	39,734
Less loss attributable to non-controlling interests	(3,465)	(2,503)	(6,796)	(6,700)
Net loss attributable to common stockholders or parent	40,388	17,645	110,206	33,034
Net loss	43,853	20,148	117,002	39,734
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(990)	(204)	(949)	(6)
Other comprehensive income	(990)	(204)	(949)	(6)
Comprehensive loss	$42,863	$19,944	$116,053	$39,728
Comprehensive loss attributable to:
Common stockholders or parent	39,673	17,509	109,556	33,060
Non-controlling interests	3,190	$2,435	6,497	$6,668
	$42,863	$19,944	$116,053	$39,728
Net loss per share attributable to common stockholders
Basic and diluted	$0.43	$0.28	$1.50	$0.54
Weighted-average common shares outstanding
Basic and diluted	92,887,918	62,270,157	73,685,619	60,704,929

IVANHOE ELECTRIC INC.
Condensed Interim Consolidated and Combined Carve-out
Statements of Changes in Equity (Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
Nine months ended September 30, 2022 and 2021
	Common Stock		Additional paid-in capital	Net parent investment	Accumulated deficit	Accumulated other comprehensive Income (loss)	Non-controlling interest	Total
	Shares	Amount
Balance at January 1, 2021	—	$—	$—	$43,520	$—	$(1,538)	$6,710	$48,692
Net loss	—	—	—	(4,653)	—	—	(1,911)	(6,564)
Other comprehensive income (loss)	—	—	—	—	—	13	(5)	8
Net transfer from parent	—	—	—	5,606	—	—	—	5,606
Other changes in non-controlling interests	—	—	—	—	—	—	398	398
Balance at March 31, 2021	—	$—	$—	$44,473	$—	$(1,525)	$5,192	$48,140
Net loss	—	—	—	(2,353)	(8,383)	—	(2,286)	(13,022)
Other comprehensive loss	—	—	—	—	—	(175)	(31)	(206)
Net transfer from parent	—	—	—	23,534	—	—	—	23,534
Restructuring upon spin off (Note 1)	59,909,344	6	65,648	(65,654)	—	—	—	—
Share based compensation	—	—	236	—	—	—	80	316
Other changes in non-controlling interests	—	—	(28)	—	—	—	1,567	1,539
Balance at June 30, 2021	59,909,344	$6	$65,856	$—	$(8,383)	$(1,700)	$4,522	$60,301
Net loss	—	—	—	—	(17,645)	—	(2,503)	(20,148)
Other comprehensive loss	—	—	—	—	—	136	68	204
Issuance of common stock, net of issuance costs	3,905,324	—	9,410	—	—	—	—	9,410
Share based compensation	—	—	1,877	—	—	—	104	1,981
Other changes in non-controlling interests	—	—	(2,846)	—	—	—	6,614	3,768
Balance at September 30, 2021	63,814,668	$6	$74,297	$—	$(26,028)	$(1,564)	$8,805	$55,516
Balance at January 1, 2022	63,925,334	$6	$75,743	$—	$(52,314)	$(1,502)	$5,881	$27,814
Net loss	—	—	—	—	(15,452)	—	(2,222)	(17,674)
Other comprehensive income	—	—	—	—	—	102	4	106
Share-based compensation	—	—	882	—	—	—	73	955
Balance at March 31, 2022	63,925,334	$6	$76,625	$—	$(67,766)	$(1,400)	$3,736	$11,201
Net loss	—	—	—	—	(54,366)	—	(1,109)	(55,475)
Other comprehensive loss	—	—	—	—	—	(167)	20	(147)
Issuance of common stock, net of issuance costs	14,388,000	2	158,200	—	—	—	—	158,202
Issuance of common stock upon conversion of debt	13,628,958	1	160,139	—	—	—	—	160,140
Issuance of common stock upon settlement of liability	945,626	—	11,111	—	—	—	—	11,111
Share-based compensation	—	—	784	—	—	—	54	838
Other changes in non-controlling interests	—	—	(8)	—	—	—	(4)	(12)
Balance at June 30, 2022	92,887,918	$9	$406,851	$—	$(122,132)	$(1,567)	$2,697	$285,858
Net loss	—	—	—	—	(40,388)	—	(3,465)	(43,853)
Other comprehensive income	—	—	—	—	—	715	275	990
Share issuance costs	—	—	(229)	—	—	—	—	(229)
Share-based compensation	—	—	581	—	—	—	141	722
Other changes in non-controlling interests	—	—	—	—	—	—	—	—
Balance at September 30, 2022	92,887,918	$9	$407,203	$—	$(162,520)	$(852)	$(352)	$243,488

IVANHOE ELECTRIC INC.
Condensed Interim Consolidated and Combined Carve-out
Statements of Cash Flows (Unaudited)
(Expressed in thousands of U.S. dollars)
Nine months ended September 30, 2022 and 2021
	2022	2021
Operating activities
Net loss	$(117,002)	$(39,734)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	493	265
Amortization of intangible assets	2,240	2,381
Amortization of operating lease right-of-use-assets	454	509
Share-based compensation	2,515	2,919
Unrealized foreign exchange loss (gain)	1,384	(241)
Interest expense	1,542	613
Income taxes	1,084	(232)
Loss on revaluation of convertible debt	18,965	200
Loss on de-recognition of mineral interest	5,700	—
Loss on revaluation of investments	1,272	241
Share of loss of equity method investees	3,077	—
Other	1,353	186
Changes in other operating assets and liabilities:
Trade accounts receivable	(115)	1,074
Inventory	(263)	(1,013)
Operating lease liabilities	(615)	(548)
Accounts payable and accrued liabilities	4,019	4,061
Other operating assets and liabilities	(4,880)	(204)
Net cash used in operating activities	(78,777)	(29,523)
Investing activities
Purchase of mineral interests	(33,889)	(4,275)
Purchase of property, plant and equipment and intangible assets	(853)	(3,008)
Purchase of investments subject to significant influence	(3,601)	(870)
Other	—	(650)
Net cash used in investing activities	(38,343)	(8,803)
Financing activities
Net proceeds from issuance of common stock	159,320	9,408
Proceeds from Ivanhoe Electric convertible notes	86,200	48,621
Proceeds from VRB convertible bond, net of issuance costs	—	22,857
Net transfer from parent	—	23,152
Proceeds from subsidiary financings	—	5,317
Other	(12)	—
Net cash provided by financing activities	245,508	109,355
Effect of foreign exchange rate changes on cash and cash equivalents	(572)	(183)
Increase in cash and cash equivalents	128,388	71,029
Cash and cash equivalents, beginning of the year	49,850	9,341
Cash and cash equivalents, end of the period	$177,666	$80,187
Supplemental cash flow information
Cash paid for income taxes	$558	$498
Supplemental disclosure of non-cash investing and financing activities
Issuance of common stock upon conversion of debt	$160,140	$—
Issuance of common stock upon settlement of liability	11,111	—
Settlement of loan from parent	—	5,886
Issuance of common stock in exchange for assets (Note 1)	—	65,654

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
1.
Background and basis of preparation:

Ivanhoe Electric Inc. (“Ivanhoe Electric” or “the Company”) was incorporated in the State of Delaware, USA, on July 14, 2020, as a wholly-owned subsidiary of High Power Exploration Inc. (“the Parent” or “HPX”). On April 30, 2021, HPX completed a restructuring whereby HPX contributed (i) all of the issued and outstanding shares of HPX’s subsidiaries, other than those holding direct or indirect interests in its Nimba Iron Ore Project (“Nimba Project”); (ii) certain property, plant and equipment; and (iii) certain financial assets (collectively the “Contributed Assets”) in exchange for common stock of Ivanhoe Electric. HPX then distributed 59,909,344 shares of common stock of Ivanhoe Electric to HPX stockholders by way of an in-kind dividend, with each HPX stockholder receiving one share of common stock of Ivanhoe Electric for each HPX share held by the stockholder.
As HPX continued to hold its interest in Ivanhoe Electric immediately following the transfer of the Contributed Assets, there was no resultant change of control in either Ivanhoe Electric or the Contributed Assets. As such, the acquisition by Ivanhoe Electric of the Contributed Assets has been accounted for at historical cost as a transaction between entities under common control.
On June 30, 2022, Ivanhoe Electric completed an initial public offering (“IPO”) of 14,388,000 shares of the Company’s common stock at a price of $11.75 per share, resulting in gross proceeds from the offering of $169.1 million. The Company’s shares were listed on the NYSE American and the Toronto Stock Exchange under the ticker symbol “IE”.
Ivanhoe Electric is a mineral project exploration and development company with a focus on identifying and developing mineral projects, and ultimately mines, associated with the metals necessary for electrification, in particular, copper, nickel, cobalt, vanadium, gold, silver, and the platinum group metals.
The Company’s current mineral projects are located predominantly in the United States. In addition to mineral projects in the United States, the Company also holds direct and indirect ownership interests, and in some cases controlling financial interests, in other non-U.S. mineral projects, and in proprietary mineral exploration and minerals-based technologies.
The Company conducts the following business activities through certain subsidiaries:
•
VRB Energy Inc. (“VRB”), develops, manufactures and installs vanadium flow batteries for grid-scale energy storage. Ivanhoe Electric had an ownership interest in VRB of 90.0% as at September 30, 2022 (December 31, 2021 — 90.0%).

•
Computational Geosciences Inc. (“CGI”), provides data analytics, geophysical modeling, software licensing and artificial intelligence services for the mineral, oil & gas and water exploration industries. Ivanhoe Electric had an ownership interest in CGI of 94.3% as at September 30, 2022 (December 31, 2021 — 94.3%).

•
Cordoba Minerals Corp. (“Cordoba”) holds the San Matias copper-gold-silver project in northern Colombia. Ivanhoe Electric had an ownership interest in Cordoba of 63.3% as at September 30, 2022 (December 31, 2021 — 63.3%).

•
Kaizen Discovery Inc. (“Kaizen”) holds the Pinaya copper-gold exploration project in Peru. Ivanhoe Electric had an ownership interest in Kaizen of 82.7% as at September 30, 2022 (December 31, 2021 — 82.7%).

Basis of preparation:
These condensed interim consolidated and combined carve-out financial statements have been prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).
Basis of preparation — Prior to the restructuring:
These condensed interim consolidated and combined carve-out financial statements include results of the Company for periods prior to the restructuring on April 30, 2021. Up to the date of restructuring, these financial statements have been prepared on a combined basis and the Parent’s net investment in the Company’s operations is shown in lieu of stockholders’ equity. All intercompany balances and transactions have been eliminated in the condensed interim consolidated and combined carve-out financial statements.
Prior to the restructuring, the financing of operations was historically managed by the Parent. Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net earnings or losses attributable to the Parent, intercompany balances that were capitalized at the time of the restructuring and direct capital contributions and expense allocations from the Parent to the Company. Assets contributed to Ivanhoe Electric at the time of restructuring have been recorded by the Company during the periods the assets were under the control of the Parent, except for certain loan receivables and advances that have not been allocated to the Company prior to the restructuring completion date (Note 12). A description of the costs allocated to the Company is included in Note 12.
Management believes the assumptions underlying the condensed interim consolidated and combined carve-out financial statements, including the assumptions regarding allocation of expenses, are systematic, rational and reasonable. Nevertheless, the condensed

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
interim consolidated and combined carve-out financial statements may not include all of the actual expenses that would have been incurred by the Company on a stand-alone basis, and may not accurately reflect the Company’s historical financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods prior to the restructuring. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.
Basis of preparation — Subsequent to the restructuring:
The Company’s financial statements for the periods subsequent to April 30, 2021 are consolidated financial statements based on the reported results of Ivanhoe Electric as a stand-alone company.
Reverse stock split:
In June 2022, the Company’s stockholders approved an amendment to the Company’s certificate of incorporation to effect a reverse stock split of the Company’s outstanding common stock at a ratio of 3-for-1 (the “Reverse Stock Split”) effective as of June 16, 2022. The number of authorized shares and the par value of the common stock were not adjusted as a result of the Reverse Stock Split. For periods before June 16, 2022, all references to common stock, options to purchase common stock, per share data, and related information contained in the condensed interim consolidated and combined carve-out financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split.
The condensed consolidated and combined carve-out financial statements have been prepared on a going concern basis, which presumes the realization of assets and satisfaction of liabilities in the normal course of business.
References to “$” refer to United States dollars and “Cdn$” to Canadian dollars.
2.
Significant accounting policies:

The accompanying condensed interim consolidated and combined carve-out financial statements are unaudited and include all adjustments, consisting of normal recurring entries, which management believes to be necessary for a fair presentation for the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The condensed interim consolidated and combined carve-out financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all financial information and disclosures required by U.S. GAAP for complete financial statements and should be read in conjunction with the Company’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2021.
The Company discloses in its consolidated and combined carve-out financial statements for the year ended December 31, 2021, those accounting policies that it considers significant in determining its results of operations and financial position. There have been no material changes to, or in the application of, the accounting policies previously identified and described in the Company’s consolidated and combined carve-out financial statements for the year ended December 31, 2021.
The Company adopted ASU 2019-12 effective January 1, 2022. The new guidance which simplifies the accounting for income taxes, eliminates certain exceptions with ASC 740 and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The adoption of ASU 2019-12 did not have a material impact on the Company’s condensed interim consolidated and combined carve-out financial statements.
In August 2020, the FASB issued ASU 2020-06 Debt — Debt with Conversion and Other Options (Topic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Topic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with both liability and equity characteristics. Non-public entities and emerging growth companies applying extended transition periods for new or revised accounting standards are required to adopt the update effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the expected impact on the financial statements.
3.
Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the related disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from these estimates.
The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated and combined carve-out financial statements for the year ended December 31, 2021.

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
4.
Cash and cash equivalents:

Of the total cash and cash equivalents at September 30, 2022 and December 31, 2021, $16.7 million and $28.5 million, respectively, was not available for the general corporate purposes of the Company as it was held by non-wholly-owned subsidiaries.
5.
Investments subject to significant influence:

The Company’s principal investment subject to significant influence is Sama Resources Inc. (“Sama”). Others include its investments in Fjordland Exploration Inc. (“Fjordland”) and Sama Nickel Corporation (“SNC”).
	Carried at fair value		Equity method
	Sama	Fjordland	SNC	Total
Balance at December 31, 2021	5,719	1,325	657	7,701
Change in fair value	(245)	(876)	—	(1,121)
Investment	—	—	3,601	3,601
Share of loss	—	—	(3,077)	(3,077)
Foreign currency translation	—	(41)	(64)	(105)
Balance at September 30, 2022	$5,474	$408	$1,117	$6,999

6.
Exploration mineral interests:

	Santa Cruz	Tintic Project	Pinaya Project	San Matias	Mineral Royalty	Other	Total
Balance at December 31, 2021	$35,075	$19,588	$2,511	$13,607	$1,708	$550	$73,039
Acquisition costs	11,252	5,788	—	—	—	350	17,390
De-recognition (Note a)	(5,700)	—	—	—	—	—	(5,700)
Foreign currency translation	—	—	15	—	—	—	15
Balance at September 30, 2022	$40,627	$25,376	$2,526	$13,607	$1,708	$900	$84,744

(a)
Terminated land purchase:

On November 24, 2021, the Company entered into an agreement to acquire additional land adjacent to the Santa Cruz project and the associated mineral rights. In June 2022, the Company entered into an agreement to extend the closing date of the original agreement to September 20, 2022. The Company elected not to proceed with the transaction and terminated the purchase and sale agreement. Prior to termination of the agreement the Company had capitalized $5.7 million in non-refundable payments. These payments have been de-recognized and recorded as exploration expenses in the condensed interim consolidated and combined carve-out statement of loss (Note 11).
7.
Deferred consideration payable:

Upon completion of the Company’s IPO on June 30, 2022, the deferred consideration payable was settled with Central Arizona Resources Ltd. (“CAR”). The Company paid CAR $15.0 million in cash and issued 945,626 shares of common stock to CAR in accordance with the original terms of the agreement.

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
8.
Convertible debt:

	Series 1 Convertible Notes (Note a)	Series 2 Convertible Notes (Note a)	VRB Convertible bond (Note b)	Total
Balance at December 31, 2020	$—	$—	$—	$—
Debt issuance	48,621	—	22,857	71,478
Interest expense	—	—	483	483
Change in fair value	200	—	—	200
Balance at September 30, 2021	$48,821	$—	$23,340	$72,161
Balance at December 31, 2021	$54,975	$—	$23,857	$78,832
Debt issuance	—	86,200	—	86,200
Interest expense	—	—	1,541	1,541
Change in fair value	8,709	10,256	—	18,965
Conversion to common stock	(63,684)	(96,456)	—	(160,140)
Balance at September 30, 2022	$—	$—	$25,398	$25,398

(a)
Ivanhoe Electric convertible notes:

(i)
Series 1 Convertible Notes:

Between August 3, 2021 and November 17, 2021, the Company completed a financing which included the issuance of $50.0 million aggregate principal amount of unsecured convertible promissory notes (“Series 1 Convertible Notes”). Upon completion of the Company’s IPO on June 30, 2022, the Series 1 Convertible Notes, including accrued interest of $0.9 million, were automatically converted into 5,419,923 shares of common stock of the Company at a conversion price of $9.39 per share (Note 9).
(ii)
Series 2 Convertible Notes:

On April 5, 2022, the Company completed a financing in which it issued $86.2 million aggregate principal amount of unsecured convertible promissory notes (“Series 2 Convertible Notes”).
The Series 2 Convertible Notes were unsecured and bore interest at 3% per annum, in arrears and payable on the maturity date of July 31, 2023.
Upon completion of the Company’s IPO on June 30, 2022, the Series 2 Convertible Notes, including accrued interest of $0.6 million, were automatically converted into 8,209,035 shares of common stock of the Company at a conversion price of $10.58 per share being a 10% discount to the gross price per share at which common stock was sold in the IPO (Note 9).
The convertible notes along with their embedded features did not contain any equity components, and therefore were recognized as a liability on issuance. The Company elected to measure the convertible notes at fair value, with subsequent changes in fair value recorded in net loss.
(b)
VRB Convertible bond:

On July 8, 2021, VRB issued a convertible bond for gross proceeds of $24.0 million. The bond has a five-year term and interest accrues at a rate of 8% per annum.
The Company has accounted for the convertible bond as a debt instrument accounted at amortized cost.
9.
Equity:

Common stock transactions
(a)
IPO:

On June 30, 2022, the Company completed an IPO of 14,388,000 shares of common stock which were issued at a price of $11.75 per share for gross proceeds of $169.1 million. Directly attributable issuance costs of $11.1 million incurred in conjunction with the IPO were recorded as a reduction in paid in capital.

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
(b)
Debt conversions:

On June 30, 2022, $50.9 million of Series 1 Convertible Notes including accrued interest were automatically converted into 5,419,923 shares of common stock of the Company at a conversion price of $9.39 per share.
On June 30, 2022, $86.8 million of Series 2 Convertible Notes including accrued interest were automatically converted to 8,209,035 shares of common stock of the Company at a conversion price of $10.58 per share.
The stock issuance resulting from the Series 1 and Series 2 debt conversions was recorded at fair value based on the IPO price of $11.75 per share.
(c)
Stock issuance to CAR:

On June 30, 2022, the Company issued 945,626 shares of common stock to CAR (Note 7). The stock issuance was recorded at fair value based on the IPO price of $11.75 per share.
10.
Revenue:

The Company recognized revenue from the following sources:
	Three months ended September 30:		Nine months ended September 30:
Revenue type	2022	2021	2022	2021
Software licensing (Note a)	$2	$—	$6,713	$—
Data processing services	552	1,043	832	3,993
Renewable energy storage systems (Note b)	627	2	627	106
Total	$1,181	$1,045	$8,172	$4,099

(a)
On October 15, 2021, the Company entered into a software license agreement whereby the Company provided software that can be used by the licensee in perpetuity for a one-time fee of $6.5 million, which was received in January 2022 and at which time its performance obligation with respect to the license was met. As such, in accordance with the Company’s accounting policy for the sale of software licenses, the license fee revenue was recognized in 2022. Software licensing revenue includes associated services included in the software license agreement. This revenue is included in the data processing segment.

(b)
At September 30, 2022, the Company had a contract liability of $2.8 million (December 31, 2021 — $3.5 million) relating to the sale of renewable energy storage systems.

11.
Exploration expenses:

	Three months ended September 30:		Nine months ended September 30:
Project	2022	2021	2022	2021
Santa Cruz, USA (Note a)	$21,811	$2,166	$46,372	$2,600
San Matias, Colombia	6,000	3,576	11,773	10,400
Pinaya, Peru	297	164	2,448	882
Perseverance, USA	35	107	1,694	205
Yangayu, Papua New Guinea	831	—	1,482	—
Tintic, USA	613	547	1,309	1,589
Hog Heaven, USA	262	530	1,130	1,851
Carolina, USA	501	—	1,015	—
Bitter Creek, USA	92	181	600	249
Lincoln, USA	210	—	549	—
Ivory Coast Project, Ivory Coast	41	—	67	1,930
Project generation and other	3,278	2,683	6,718	4,857
Total	$33,971	$9,954	$75,157	$24,563

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
(a)
Exploration expense at the Santa Cruz Project for the three and nine months ended September 30, 2022 includes $5.7 million recorded upon the de-recognition of certain non-refundable payments made under a terminated land purchase agreement at the Santa Cruz Project (Note 6(a)).

12.
Related party transactions:

Related parties include entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
The Parent
The nature of the Company’s related party relationship with the Parent is disclosed in Note 1.
Cost allocations
Prior to completing the restructuring described in Note 1, the Parent incurred corporate and technical costs attributable to the Company and the Nimba Project. Accordingly, the condensed interim consolidated and combined carve-out financial statements include costs allocations from the Parent, including executive oversight, occupancy, office overhead, accounting, tax, treasury, legal, information technology, human resources and mineral exploration. These allocations were made on the basis of direct usage. All such amounts were deemed incurred and settled by the Company in the period in which the costs were recorded and are included in net parent investment.
Allocated costs for the four months ended April 30, 2021 totaled $1.3 million and are solely from the period prior to the restructuring. The allocated costs are primarily included in general and administrative expenses and exploration expenses in the consolidated and combined statements of loss.
Other related parties
The following table summarizes transactions between the Company and significant related parties.
	Balance outstanding as at		Transactions for the three months ended September 30,		Transactions for the nine months ended September 30,
	September 30, 2022	December 31, 2021	2022	2021	2022	2021
Total Expenses
Global Mining (Note a)	1,249	993	3,485	1,879	9,567	5,129
Ivanhoe Capital Aviation (Note b)	—	—	250	1,167	750	1,167
I-Pulse (Note c)	73	—	286	—	286	—
HPX (Note d)	—	—	—	—	—	487
Total	1,322	993	4,021	3,046	10,603	6,783
Advances
Global Mining (Note a)	1,757	1,855	—	—	—	—
	Transactions for the three months ended September 30,		Transactions for the nine months ended September 30,
	2022	2021	2022	2021
Expense classification
General and administrative expenses	1,626	2,052	4,678	3,987
Exploration expenses	2,395	994	5,925	2,796
	4,021	3,046	10,603	6,783

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
(a)
Global Mining Management Corp. (“Global Mining”) is a private company based in Vancouver, Canada, that provides administration, accounting, and other office services to the Parent and the Company on a cost-recovery basis. The Company held 7.1% of Global Mining’s outstanding common shares at September 30, 2022 (December 31, 2021 — 7.1%).

Transactions incurred with Global Mining include cost allocations from the Parent totaling $645,000 from the period January 1, 2021 to April 30, 2021.
(b)
Ivanhoe Capital Aviation (“ICA”) is an entity beneficially owned by the Company’s Chief Executive Officer and Chairman. ICA provides use of its aircraft to the Company.

(c)
I-Pulse Inc. (“I-Pulse”) is a significant shareholder of the Company. The Company has reimbursed I-Pulse certain consulting expenses paid by I-Pulse on the Company’s behalf.

(d)
HPX was the parent of the Company prior to the restructuring on April 30, 2021 (Note 1). Post restructuring there was reimbursement to HPX for certain costs paid by HPX on the Company’s behalf.

13.
Fair value measurement:

The following table provides the valuation hierarchy classification of assets and liabilities that are recorded at fair value and measured on a recurring basis in the combined balance sheets:
	September 30, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets:
Investments subject to significant influence	5,882	—	—	7,044	—	—
Other investments	1,621	—	—	1,802	—	—
Total financial assets	$7,503	$—	$—	$8,846	$—	$—
Financial liabilities:
Convertible notes	—	—	—	—	—	54,975
Deferred consideration payable	—	—	—	—	—	26,562
Total financial liabilities	$—	$—	$—	$—	$—	$81,537
The Ivanhoe Electric Series 1 and Series 2 Convertible Notes were converted into common stock of the Company on June 30, 2022 (Note 8(a)).
14.
Segment reporting:

The Company’s Chief Executive Officer and Chairman is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM evaluates how the Company allocates resources, assesses performance and makes strategic and operational decisions. Based upon such evaluation, the Company has determined that it has three reportable segments. The Company’s reportable segments are critical metals, data processing and energy storage.
Critical metals is focused on mineral project exploration and development with a focus on identifying and developing mineral projects, and ultimately mines, associated with the metals necessary for electrification.
The data processing segment provides data analytics, geophysical modeling, software licensing and artificial intelligence services for the mineral, oil & gas and water exploration industries.
The energy storage segment develops, manufactures and installs vanadium flow batteries for grid-scale energy storage.
Segment information for the periods presented is as follows:
	Three months ended September 30, 2022				Nine months ended September 30, 2022
	Critical Metals	Data Processing	Energy Storage	Total	Critical Metals	Data Processing	Energy Storage	Total
Revenue	$—	$554	$627	$1,181	$—	$7,545	$627	$8,172
Intersegment revenues	—	89	—	89	—	228	—	228
Loss (income) from operations	38,669	640	2,400	41,709	86,552	(3,956)	6,005	88,601
Segment Assets	267,548	6,542	20,712	294,802	267,548	6,542	20,712	294,802

IVANHOE ELECTRIC INC.
Notes to the Condensed Interim Consolidated
and Combined Carve-Out Financial Statements
(Unaudited — Tabular amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
	Three months ended September 30, 2021				Nine months ended September 30, 2021
	Critical Metals	Data Processing	Energy Storage	Total	Critical Metals	Data Processing	Energy Storage	Total
Revenue	$—	$1,043	$2	$1,045	$—	$3,993	$106	$4,099
Intersegment revenues	—	56	—	56	—	100	—	100
Loss (income) from operations	15,630	185	2,548	18,363	33,770	(97)	4,863	38,536
Segment Assets	106,723	8,008	30,126	144,857	106,723	8,008	30,126	144,857

15.
Commitments and contingencies:

In the ordinary course of business, the Company may be involved in various legal proceedings and subject to claims that arise. Although the results of litigation and claims are inherently unpredictable and uncertain, the Company is not currently a party to any legal proceedings the outcome of which, if determined adversely to it, are believed to, either individually or taken together, have a material adverse effect on the Company’s business, financial condition or results of operations.
16.
Subsequent events:

On October 24, 2022 the Company entered into an agreement with I-Pulse, a related party of the company, to purchase six Typhoon™ transmitters to be delivered in stages over the course of the next thirty-nine months. The Company uses Typhoon™ to conduct geophysical electrical surveys on exploration targets.
The total purchase price for the six Typhoon™ transmitters is $12.4 million (12.6 million Euros). The agreement also includes annual maintenance costs of $1.7 million (1.7 million Euros) per year. In October 2022, the Company made upfront payments totaling $7.1 million (7.1 million Euros). The remaining payments will be made as each Typhoon™ transmitter system is delivered.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
Amount to be Paid
SEC registration fee	$
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$
Each of the amounts set forth above, other than the SEC registration fee, is an estimate.
Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation will provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant has entered into indemnification agreements with each of its directors to provide these directors additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Amended and Restated Certificate of Incorporation and to provide additional procedural protections. These agreements, among other things, will require the Registrant to indemnify each director to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation will provide for such limitation of liability.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
Item 15.   Recent Sales of Unregistered Securities.
During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.
1.   On June 30, 2022, we issued and sold 945,626 shares of our common stock at price per share of $10.58 per share to Central Arizona Resources Ltd. as partial consideration for the assignment to one of our wholly-owned subsidiaries of certain rights associated with one of our projects.

2.   On June 30, 2022, we issued 5,419,923 shares of our common stock upon the automatic conversion of our outstanding Series 1 Convertible Notes and accrued and unpaid interest at a conversion price of $9.39 per share.
3.   On June 30, 2022, we issued 8,209,035 shares of our common stock upon the automatic conversion of our outstanding Series 2 Convertible Notes and accrued and unpaid interest at a conversion price of $10.58 per share.
4.   On April 5, 2022, we issued and sold $86,200,000 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors.
5.   On November 17, 2021, we issued and sold 110,666 shares of our common stock and $1,377,800 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors and other persons for an aggregate of $1,653,360.
6.   On September 2, 2021, we issued and sold 156,000 shares of our common stock and $1,942,200 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors and other persons for an aggregate of $2,330,640.
7.   On August 31, 2021, we issued and sold 165,500 shares of our common stock and $2,060,475 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors and other persons for an aggregate of $2,472,570.
8.   On August 3, 2021, we issued and sold 3,583,824 shares of our common stock and $44,618,725 aggregate principal amount of unsecured convertible promissory notes due 2023 to institutional investors, certain directors, officers and employees, and other persons for an aggregate of $53,542,470.
9.   On June 30, 2021, we granted options to purchase an aggregate of 4,483,322 shares of common stock at an exercise price of $2.49 per share to certain directors, officers and employees.
10.   On April 30, 2021, we issued and sold 50,448,161 shares of our common stock in exchange for the contribution of certain assets of HPX to the Company in connection with the spin-off.
11.   On April 23, 2021, we issued and sold 5,467,703 shares of our common stock to HPX for aggregate consideration of $14,000,000.
12.   On April 21, 2021, we issued and sold 660,199 shares of our common stock to HPX in consideration of the cancellation of indebtedness in the amount of $1,690,433 owed to HPX.
13.   On July 28, 2020, we issued and sold 3,333,333 shares to HPX for $1,707,730 in exchange for a 1.25% royalty on Alacran.
The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (i) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Item 16.   Exhibits and Financial Statement Schedules.
(a)   The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference.
(b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.   Undertakings.
The undersigned Registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (1)(i), (ii) and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX
Exhibit Number	Description
2.1
Contribution Agreement dated as of April 30, 2021, between the High Power Exploration Inc. and the Registrant (incorporated by reference to Exhibit 2.1 of the Company’s Registration Statement on Form S-1 file number 333-265175)

3.1
Amended and Restated Certificate of Incorporation of the Registrant as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 27, 2022)

3.2	Amended and Restated By-Laws of the Registrant as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 27, 2022)
4.1
Stockholders Agreement dated as of April 30, 2021, by and among the Registrant, I-Pulse Inc., Ivanhoe Industries, LLC, Point Piper, LLC, Century Vision Holdings Limited and Iridium Opportunity Fund A LP (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1 file number 333-265175)

4.2
First Amendment dated as of June 28, 2021 to the Stockholders Agreement dated as of April 30, 2021, by and among the Registrant, I-Pulse Inc., Ivanhoe Industries, LLC, Point Piper, LLC, Century Vision Holdings Limited and Iridium Opportunity Fund A LP (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1 file number 333‑265175)

4.3
Second Amended and Restated Stockholders Agreement dated as of April 5, 2022, by and among the Registrant, I-Pulse Inc., Ivanhoe Industries, LLC, Point Piper, LLC, and each of the investors signatory thereto (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1 file number 333-265175)

4.4
Amended and Restated Registration Rights Agreement dated as of April 5, 2022, by and among the Registrant and the investors signatory thereto (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-1 file number 333-265175)

4.5
Registration Rights Agreement dated as of November 10, 2021, by and among the Registrant and Central Arizona Resources, LLC (incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-1 file number 333-265175)

5.1*	Opinion of Reed Smith LLP
10.1
Assignment Agreement dated as of October 27, 2021 by and among the Registrant, Mesa Cobre Holding Corporation, Central Arizona Resources, LLC, Presidio Group Inc., Russell Mining Corp., and Gold Coast Mining Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.2
Transitions Services Agreement dated as of April 30, 2021 between High Power Exploration Inc. and the Registrant (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.3
Technology License Agreement dated as of March 23, 2012, between High Power Exploration Inc. and I-Pulse Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.4
Technology License Agreement dated as of March 23, 2012, between High Power Exploration Inc. and HPX TechCo Inc. and GEO27 S.a.r.l. (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.5
Patent License Agreement Amendment and Novation dated as of March 23, 2012, between High Power Exploration Inc. and GEO27 S.a.r.l. (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 file number 333-265175)

Exhibit Number	Description
10.6
Assignment and Novation Agreement, dated as of April 30, 2021, between High Power Exploration Inc. and each of I-Pulse Inc., HPX TechCo Inc. and GEO27 S.a.r.l. (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.7
Option Agreement for Purchase and Sale, dated August 16, 2021, by and between Central Arizona Resources, LLC and DRH Energy, Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.8
Surface Use Agreement, dated August 3, 2021, by and between Legends Property, LLC and Central Arizona Resources, LLC (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.9
Amended and Restated Shareholders’ Corporate Management and Cost Sharing Agreement dated as of December 4, 2013, as amended as of January 1, 2016, among the shareholders of Global Mining Management (BVI) Corp., Global Mining Management (BVI) Corp. and Global Mining Management Corporation (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.10#	Purchase and Sale Agreement dated as of October 19, 2017 (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.11#	Purchase and Sale Agreement dated as of October 4, 2018 (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.12#	Purchase and Sale Agreement dated as of October 4, 2018 (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.13#	Purchase and Sale Agreement dated as of October 4, 2018 (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.14#	Purchase and Sale Agreement dated as of June 14, 2019 (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.15	Ivanhoe Electric Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.16	Long Term Incentive Plan (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.17
Employment Agreement dated as of June 20, 2018 between Global Mining Management Corp. and Eric Finlayson (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.18
Employment Agreement dated as of November 1, 2013 and amended as of January 1, 2017 between Global Mining Management Corp. and Graham Boyd (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-1 file number 333-265175)

10.19	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-1 file number 333-265175)
10.20
Employment Agreement between the Ivanhoe Electric Inc. and Taylor Melvin (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022)

10.21
Employment Agreement between the Ivanhoe Electric Inc. and Quentin Markin (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022)

10.22	Employment Agreement between Ivanhoe Electric Inc. and Jordan Neeser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Deloitte LLP

Exhibit Number	Description
23.2*	Consent of Reed Smith LLP (included in Exhibit 5.1)
23.3*	Consent of SRK Consulting (U.S.) Inc. related to the Tintic Technical Report
23.4*	Consent of Nordmin Engineering Ltd related to the Santa Cruz Technical Report
23.5*	Consent of Glen Kuntz related to the San Matias Project
23.6*	Consent of Joanne Robinson related to the San Matias Project
23.7*	Consent of Kurt Boyko related to the San Matias Project
23.8*	Consent of Steven Pumphrey related to the San Matias Project
23.9*	Consent of Harold Harkonen related to the San Matias Project
23.10*	Consent of Patrick Williamson related to the San Matias Project
23.11*	Consent of Peter Cepuritis related to the San Matias Project
23.12*	Consent of Wilson Muir related to the San Matias Project
23.13*	Consent of Christopher Martin related to the San Matias Project
23.14*	Consent of L John Peters related to the SVB Project
23.15*	Consent of Bernard H. Kahlert related to the SVB Project
23.16*	Consent of Volodymyr Liskovych related to the Ivory Coast Project
23.17*	Consent of Marie-Claude Dion St-Pierre related to the Ivory Coast Project
23.18*	Consent of Schadrac Ibrango related to the Ivory Coast Project
23.19*	Consent of Nalini Singh related to the Ivory Coast Project
23.20*	Consent of Daniel M. Gagnon related to the Ivory Coast Project
23.21*	Consent of Ryan Cunningham related to the Ivory Coast Project
23.22*	Consent of Brian Cole related to the Pinaya Project
23.23*	Consent of Ronald G. Simpson related to the Pinaya Project
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement).
96.1
Technical Report Summary on the Santa Cruz Project, Arizona, U.S.A., prepared by Nordmin Engineering Ltd, with an effective date of June 7, 2022 (incorporated by reference to Exhibit 96.1 of the Company’s Registration Statement on Form S-1 file number 333-265175)

96.2
SEC Technical Report Summary, Exploration Results Report, Tintic Project Utah, U.S.A., prepared by SRK Consulting (U.S.) Inc., with an effective date of May 5, 2021(incorporated by reference to Exhibit 96.2 of the Company’s Registration Statement on Form S-1 file number 333-265175)

107*	Filing Fees Exhibit

*
Filed herewith.

#
Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix Arizona, on             , 2022.
IVANHOE ELECTRIC INC.
By:

Name: Taylor Melvin
Title:  Chief Executive Officer and President

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Taylor Melvin, Jordan Neeser and Sam Kenny, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Robert Friedland	Executive Chairman of the Board of Directors
Taylor Melvin	Chief Executive Officer, President and Director (Principal Executive Officer)
Jordan Neeser	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Francis Fannon	Director
Russell Ball	Director
Hirofumi Katase	Director
Victoire de Margerie	Director
Oskar Lewnowski	Director
Priya Patil	Director